Form 10-K, Exhibit 13
period 1996-09-30
FSF FINANCIAL CORP
filed 1996-12-16
CIK 924370

EXHIBIT 13

                              FSF FINANCIAL CORP.
                               1996 ANNUAL REPORT


TABLE OF CONTENTS
-----------------

CORPORATE PROFILE AND STOCK MARKET INFORMATION..............................  1

SELECTED FINANCIAL AND OTHER DATA...........................................  3

LETTER TO STOCKHOLDERS......................................................  4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............................  5

INDEPENDENT AUDITOR'S REPORT................................................ 16

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION.............................. 17

CONSOLIDATED STATEMENTS OF INCOME........................................... 18

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY.................. 19

CONSOLIDATED STATEMENTS OF CASH FLOWS....................................... 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.................................. 22

SELECTED QUARTERLY FINANCIAL DATA........................................... 39

OFFICE LOCATIONS............................................................ 40

CORPORATE INFORMATION....................................................... 41

                               FSF FINANCIAL CORP.

Corporate Profile and Related Information

FSF Financial Corp. (the "Corporation") is a Minnesota corporation organized in 1994 at the direction of First Federal fsb (the "Bank") to acquire all of the capital stock of the Bank upon its conversion from the mutual to stock form of ownership. The Bank resulted from the merger of First Federal Savings and Loan Association of Hastings, Hastings, Minnesota, with and into First State Federal Savings and Loan Association, Hutchinson, Minnesota, on September 30, 1994. On October 6, 1994, the Bank completed its mutual-to-stock conversion ("Conversion") and is currently chartered by the Office of Thrift Supervision ("OTS") as a federally-chartered stock savings bank. The Corporation is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments.

The Corporation purchased all of the capital stock of the Bank with one-half of the net proceeds from the Conversion. The Corporation also provided a loan to the Bank's Employee Stock Ownership Plan ("ESOP") to enable the ESOP to purchase shares of the Corporation's common stock in the initial public offering. The note bears an interest rate and has terms and conditions which prevailed in the marketplace at the time it was originated. The Corporation has not engaged in any business activities to date other than the loan to the ESOP.

The Bank conducts its business from its main office in Hutchinson, Minnesota, and ten additional full service offices located in the Minnesota counties of McLeod, Dakota, Meeker, Sibley, Carver, Stearns and Wright. The Bank also operates ten automated teller machines ("ATMs"). The Bank's deposits have been federally insured since 1934 and are currently insured up to the maximum allowable by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is a community oriented savings institution offering a variety of financial services to meet the needs of the communities it serves.

The Bank attracts deposits from the general public and uses such deposits, together with borrowings and other funds, primarily to originate and purchase loans secured by first mortgages on owner-occupied, one-to-four family residences located in its market area and to invest in mortgage-backed and investment securities. The Bank also originates commercial real estate and multi-family loans, construction loans and consumer loans.

Stock Market Information

Since its issuance in October 1994, the Corporation's common stock has been traded on the NASDAQ National Market. The daily stock quotation for FSF Financial Corp. is listed in the NASDAQ National Market published in The Wall Street Journal, the St Paul Pioneer Press and Dispatch, and other leading newspapers under the trading symbol "FFHH". The following table reflects the stock price as published by the NASDAQ statistical report.


                                              High               Low
                                          --------------     -------------
First Quarter - December 31, 1994            $10.50             $ 7.50
Second Quarter - March 31, 1995              $10.75             $ 9.00
Third Quarter - June 30, 1995                $12.00             $10.00
Fourth Quarter - September 30, 1995          $13.13             $11.13
First Quarter - December 31, 1995            $13.50             $12.38
Second Quarter - March 31, 1996              $13.50             $12.38
Third Quarter - June 30, 1996                $13.00             $11.50
Fourth Quarter - September 30, 1996          $13.25             $11.38

The number of stockholders of record of common stock as of the record date of December 11, 1996, was approximately 650. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 11, 1996, there were 3,304,310 issued and outstanding.

The following table sets forth the Corporation's net income and the dividends declared on the common stock:


                                               Net            Dividends
                                             Income            Declared
                                          --------------     -------------
                                               (Dollars in thousand,
                                             except per share amounts)

Quarter ended December 31, 1994
     Total                                       $1,069
     Per common share outstanding                     0             N/A
Quarter ended March 31, 1995
     Total                                          565
     Per common share outstanding                  0.14            $0.125
Quarter ended June 30, 1995
     Total                                          531
     Per common share outstanding                  0.14             0.125
Quarter ended September 30, 1995
     Total                                          460
     Per common share outstanding                  0.12             0.125
Quarter ended December 31, 1995
     Total                                          421
     Per common share outstanding                  0.11             0.125
Quarter ended March 31, 1996
     Total                                          460
     Per common share outstanding                  0.13             0.125
Quarter ended June 30, 1996
     Total                                          684
     Per common share outstanding                  0.11             0.125
Quarter ended September 30, 1996
     Total                                          103
     Per common share outstanding                  0.03             0.125


The Corporation's ability to pay dividends to stockholders is dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the OTS.

FSF FINANCIAL CORP.

-------------------------------------------------------------------------------
SELECTED FINANCIAL AND OTHER DATA  (1)
Financial Condition (Dollars in Thousands)

----------------------------------------------------------------------------------------------------------------------------
September 30,                                                1996          1995           1994          1993          1992
----------------------------------------------------------------------------------------------------------------------------

Total assets                                            $  354,636    $  304,605     $  281,467    $  217,672    $  190,146
Loans held for sale                                            443           230            729        21,576        17,572
Loans receivable, net                                      216,727       170,921        116,591        99,370       105,355
Mortgage-backed securities                                  38,557        37,110         33,267        30,702        25,785
Mortgage-backed securities available for sale               16,336        16,141         16,338        16,979             -
Debt securities                                             44,349        41,914         22,897        28,175        22,868
Equity securities available for sale                        18,231        16,165         14,172             -             -
Investment securities held for trading                           -             -              -             -         2,950
Cash and cash equivalents (2)                               11,756        14,855         69,991        14,666        12,189
Savings deposits                                           189,074       171,516        156,479       164,827       163,664
Other borrowings                                           114,693        73,807         37,688        30,472         6,100
Stockholders' equity                                        47,649        57,351         20,508        19,873        17,447

Summary of Operations (Dollars in Thousands)  (3)
----------------------------------------------------------------------------------------------------------------------------
Year Ended September 30,                                     1996          1995           1994          1993          1992
----------------------------------------------------------------------------------------------------------------------------

Interest income                                        $    23,244   $    19,079    $    15,320   $    14,728   $    15,050
Interest expense                                            13,609         9,472          7,544         7,282         8,479
Net interest income                                          9,635         9,607          7,776         7,446         6,571
Provision for loan losses                                       42            24             33            47           412
Non-interest income                                          1,354         1,127            184         1,684         2,507
Non-interest expense (4)                                     8,178         6,966          5,964         5,339         5,165
Income before cummulative effect
     of change in accounting principle                       1,668         2,243          1,135         2,464         2,375
Net income                                                   1,668         2,625          1,135         2,464         2,241

Other Selected Data
----------------------------------------------------------------------------------------------------------------------------
Year Ended September 30,                                     1996          1995           1994          1993          1992
----------------------------------------------------------------------------------------------------------------------------

Return on average assets before cum. eff.                     0.69%         0.82%          0.50%         1.27%         0.62%
Return on average assets after cum. eff.                      0.69%         0.95%          0.50%         1.27%         0.59%
Return on average equity before cum. eff.                     4.25%         3.83%          5.58%         7.56%         1.66%
Return on average equity after cum. eff.                      4.25%         4.48%          5.58%        14.78%         7.13%
Average equity to average assets                             15.93%        21.31%          8.96%         8.57%         8.17%
Net interest rate spread (5)                                  2.36%         2.78%          3.41%         3.73%         3.07%
Non-performing assets to total assets                         0.06%         0.12%          0.20%         0.38%         0.51%
Allowance for loan losses to total loans                      0.36%         0.41%          0.61%         0.57%         0.58%
Earnings per share before cum. eff.                    $      0.48   $      0.57            N/A           N/A           N/A
Earnings per share after cum. eff.                            0.48   $      0.67            N/A           N/A           N/A
Cash dividends declared per share                      $      0.50   $      0.375           N/A           N/A           N/A

----------------------------------------------------
(1) The financial statements and other selected data as of and for the periods ended September 30, 1993, and 1992 have been restated to reflect First State Federal's merger with First Federal of Hastings, which was accounted for as a pooling-of-interests.
(2) Consists of cash due from banks, interest-bearing deposits, and other investments with original maturities of less than three months.
(3) The cumulative effect of the change in accounting for debt securities as a pro-forma adjustment to prior years operations would result in an increase in non-interest income for fiscal 1994 by $681 and net income would increase by $382.
(4) Includes a one-time special assessment of $1,030,000 to recapitalize the SAIF for the year ended September 30, 1996.
(5) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities

To Our Stockholders:

The year ended September 30, 1996, provided many challenges, which were met, and many opportunities, which were capitalized on. The Savings Association Insurance Fund special assessment cost the Corporation more than $1 million, but the move toward deposit insurance parity and the reduction in ongoing premiums should enhance future earnings. The relatively low interest rate environment during the first half of the year gave way to slightly higher interest rates and a steeper yield curve, which helped to increase net interest margin. Lending continues to be diversified, with a greater emphasis on adjustable-rate and "prime-based" products, while not compromising our credit risk standards.

Earnings per share were $0.48 for the fiscal year compared with $0.57 for the 1995 fiscal year, before the cumulative effect of change in accounting principle, and $.67 after the cumulative effect. Without the SAIF special assessment, earnings per share would have been $0.66. Stockholders' equity, as a percentage of total assets, decreased to 13.4% at September 30, 1996, from 18.8% at September 30, 1995. This was accomplished by stock repurchases completed during the year that totaled 802,485 shares. Another 5% repurchase was completed during October, 1996, and we have received approval from the Office of Thrift Supervision to repurchase another 10% of the outstanding stock over a 12 month period. These repurchases have the effect of decreasing stockholders' equity while increasing earnings per share for you, our stockholders.

Fiscal year 1996 saw mortgage originations and purchases exceed $87 million, land and commercial real estate originations were $3.5 million, and consumer originations totaled more than $27 million. This activity led to an increase in our loan portfolio of more than $44.6 million and an increase in total assets of more than 20%. Mortgage lending will continue to be an important part of our asset generation and will be supplemented with a continued increase in consumer and other prime-based lending.

Our  emphasis   continues  to  be  customer   service  and  increased   customer
relationships. The introduction of our "Master Money" check card has provided customers with increased access to funds. We recently provided customers with telephonic access to all of their account information, while still continuing to provide excellent face-to-face customer service at no charge.

FSF Financial Corp. is positioned to meet tomorrow's challenges and opportunities. Quality financial services and products, along with dedicated staff, management, and directors who recognize the importance of customer and stockholder satisfaction, will be the key ingredients to our growth and profitability.

Thank you for your confidence and support in our future success.

Sincerely,


/s/ Donald A. Glas                              /s/ George B. Loban
Donald A. Glas                                  George B. Loban
Co-Chair/Chief Executive Officer                Co-Chair/President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

General

The Corporation does not engage in any active business. In connection with the Conversion from the mutual to stock form of ownership, the Corporation made a loan to the Bank's employee stock ownership plan, from which it receives interest income. The Corporation also receives interest income on its investments.

The earnings of the Corporation depend primarily on the Bank's net interest income. Net interest income is affected by the interest rates that the Bank receives from its loans and investments and by the interest rates that the Bank must pay for its sources of funds. The difference between average rates of interest earned on earning assets and the average rates paid on interest bearing liabilities is the "interest rate spread". When interest earning assets equal or exceed interest bearing liabilities, any positive interest rate spread will produce net interest income.

In addition, the Bank receives income from service charges and other fees and occasionally from sales of loans and real estate owned. The Bank incurs expenses in addition to interest expense in the form of salaries and benefits, deposit insurance, property operations and maintenance, advertising and other related business expenses.

Earnings of the Bank are significantly affected by economic and competitive conditions, particularly changes in interest rates, government policies and regulations of various regulatory authorities.

Interest Rate Sensitivity Analysis

The Bank, like other financial institutions, is vulnerable to changes in interest rates to the extent that interest-bearing liabilities mature differently than interest-earning assets. The lending activities of the Bank have emphasized the origination of long-term loans secured by one- to four-family residences, the majority of which have a repricing term which is substantially shorter than their amortization term, and the source of funds has been deposits and borrowings. Having interest-earning assets that reprice more frequently than interest-bearing liabilities is generally beneficial to net interest income during periods of increasing interest rates, such an asset/liability mismatch is generally detrimental during periods of declining interest rates.

In an attempt to manage its exposure to changes in interest rates, management closely monitors interest rate risk. Management meets at least quarterly to review the interest rate risk position and projected profitability of the Bank. In addition, management reviews the Bank's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Bank's objectives in the most effective manner. The Board of Directors reviews on a quarterly basis the Bank's asset/liability position, including simulations of the effect on the Bank's capital of various interest rate scenarios.

Depending on the relationship between long-term and short-term interest rates, market conditions and consumer preferences, the Bank, at times, may place more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its assets and liability portfolios can provide high enough returns to justify the increased exposure to sudden and unexpected changes in interest rates.

Management attempts to reduce the Bank's interest rate risk and has taken a number of steps to restructure its assets and liabilities. The Bank sells all fixed rate mortgages with contractual terms of greater than 20 years and has primarily focused its residential lending programs on loans with either adjustable interest rates or balloon provisions. These loans provide the Bank with a repricing time frame which is substantially shorter than the contractual term. During the 1996 fiscal year, the Bank originated $21.2 million of single family mortgage loans which have initial fixed rates for terms of one to ten years and then adjust annually off a treasury index thereafter. The Bank also originated $6.7 million of single family mortgage loans that have a balloon payment due in three to seven years. Originations of construction and land development loans, which generally have a contractual maturity of two years or less, totaled $27.9 million. At September 30, 1996, $126.0 million of real estate mortgages were adjustable rate mortgages, balloon mortgages, or construction and land development loans, representing 71% of total mortgages and 35.5% of total assets.

Interest rate sensitivity is the result of differences in the amounts and repricing dates of rate-sensitive assets and rate-sensitive liabilities. These differences, or interest rate repricing "GAP," provide an indication of the extent to which the

Bank's net interest income is affected by future changes in interest rates. A GAP is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A GAP is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. Conversely, during a period of rising interest rates, a negative GAP would tend to result in a decrease in net interest income, while a positive GAP would tend to result in an increase in net interest income.

The table that follows sets forth the amounts of interest-earning assets and interest-bearing liabilities at September 30, 1996, which are expected to reprice or mature in each of the future time periods shown.

                        Analysis of Repricing Mechanisms

                                                          Over One         Over Five
                                        Within            to Five            to Ten           Over Ten
                                       One Year            Years             Years             Years             Total
                                     --------------     -------------    ---------------    -------------    --------------
Interest-earning assets:                                            (Dollars in Thousands)
   Mortgage loans                     $ 86,502           $  55,817          $  25,599          $  9,937       $  177,855
   Other loans                          28,752               9,015              2,324              -              40,091
   Investment securities                67,237              12,166               -               47,462          126,865
                                     --------------     -------------    ---------------    -------------    --------------
Total interest-earning assets          182,491              76,998             27,923            57,399          344,811
                                     --------------     -------------    ---------------    -------------    --------------

Interest-bearing liabilities:
   Noninterest bearing deposits                                                                    -                -
   NOW and Super now accounts            6,530               1,760              3,168            12,674           24,132
   Savings accounts                     12,955               3,538              6,367            25,474           48,334
   Money market deposit accounts           940                 253                455             1,821            3,469
   Certificates                         84,776              26,972              1,391              -             113,139
   Other borrowed money                 32,100              82,593                  -              -             114,693
                                     --------------     -------------    ---------------    -------------    --------------
Total interest-bearing liabilities     137,301             115,116             11,381            39,969          303,767
                                     --------------     -------------    ---------------    -------------    --------------

Interest sensitivity gap              $ 45,190           $ (38,118)         $  16,542          $ 17,430       $   41,044
                                     ==============     =============    ===============    =============    ==============

Cumulative interest sensitivity
   gap                                $ 45,190           $   7,072          $  23,614          $ 41,044
                                     ==============     =============    ===============    =============
Cumulative ratio of interest-
   earning-assets to interest-
   bearing liabilities                    1.33%               1.03%              1.09%             1.14%
                                    ==============     =============    ===============    =============
Cumulative ratio of cumulative
   interest sensitivity gap to
   total assets.                         12.74%               2.00%              6.67%            11.57%
                                    ==============     =============    ===============    =============


         The table above indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms. The following assumptions have been used in calculating the values in the table: Adjustable-rate and balloon loans have a constant prepayment rate of 6%; mortgages held for sale are all set to reprice in three years or less; remaining mortgages have prepayment rates ranging from 4% to 10%; consumer loans have a prepayment rate that is constant over time at 19%; NOW checking, core savings deposits, and money market deposits have an increasing decay ranging from 6.0% to 30.0%. Management utilizes its own assumptions, and feels that these assumptions provide a reasonable estimate of actual experience.

         Certain shortcomings are inherent in the method of analysis presented in the previous table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis over the life of the assets. Further, in the event of a change in interest rate, prepayment levels and decay rates on core deposits may deviate significantly from those assumed in calculating the table.

Net Portfolio Analysis

Due to the shortcomings of the GAP analysis presented above, the Bank also utilizes a Net Portfolio Value ("NPV") analysis to assist management in dealing with the potential impact of changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. In applying this methodology, instantaneous changes in interest rates are applied to all assets, liabilities, and off-balance sheet contracts in 100 basis point (one basis point equals .01%) increments.

The OTS adopted a final rule in August, 1993, incorporating an interest rate risk ("IRR") component into the risk-based capital rules. Although the implementation of the new rule has been delayed, the Bank and the OTS have used a NPV approach to interest rate risk. When the IRR component is applied, a dollar amount will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement based on changes in NPV. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. When the rule is implemented, the OTS will calculate the IRR component quarterly for each institution. The following table presents the Bank's NPV as of September 30, 1996, based on information Management believes is consistent with OTS methodology.

  Changes in Interest
     Rates in Basis                          Net Portfolio Change                                 NPV as % of Assets
                            --------------------------------------------------------   -----------------------------------------
  Points (Rate Shock)           $ Amount           $ Change            Change %           NPV Ratio               Change
                            -----------------   ---------------    -----------------   ----------------    ---------------------
                                                 (Dollars in thousands)

        +400 bp                $     125,882         6,227                 5.20 %            31.64                266  bp
        +300 bp                      124,441         4,786                 4.00              31.01                203  bp
        +200 bp                      122,925         3,270                 2.73              30.36                137  bp
        +100 bp                      121,331         1,676                 1.40              29.68                 70  bp
          0 bp                       119,655             -                    -              28.99                  -
        -100 bp                      117,898        (1,757)               (1.47)             28.27                (72) bp
        -200 bp                      116,057        (3,598)               (3.01)             27.52               (146) bp
        -300 bp                      114,133        (5,522)               (4.61)             26.76               (222) bp
        -400 bp                      112,128        (7,527)               (6.29)             25.98               (301) bp



As the table shows, increases in interest rates would result in net increases in the Bank's NPV, while decreases in interest rates will result in net decreases in the Bank's NPV. Based upon the above calculations as of September 30, 1996, the Bank would not be required to deduct any amount from total capital for purposes of calculating the Bank's risk-based capital requirement. (Bank's NPV, as a percent of assets, decreases by 1.46% if interest rates decrease by 200 basis points.) Certain shortcomings are inherent in the methodology used in the above table. Modeling changes in NPV requires the making of certain assumptions that may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. First, the models assume that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. Second, the models assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements do provide an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income.

Average Balances

The following table sets forth information relating to the Corporation's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. The yields and costs are computed by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods indicated. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances has caused any material difference in the information presented.

                                                                        Years Ended September 30,
                                             ------------------------------------------------------------------------
                                                             1996                                  1995
                                            -------------------------------------------------------------------------
                                                                        Average                               Average
                                               Average      Income/      Yield/      Average     Income/      Yield/
                                               Balance      Expense       Cost       Balance     Expense       Cost
                                            -------------------------------------------------------------------------
Interest-Earning Assets                          (in thousands)                         (in thousands)
   Loans receivable (1)                       $193,202   $  16,077        8.32%   $ 142,711      $11,221       7.86%
   Mortgage-backed securities                   54,208       3,270        6.03%      51,984        3,504        6.74%
   Investment securities (2)                    69,676       3,897        5.59%      70,762        4,354        6.15%
                                            -----------------------             -------------------------
      Total interest-earning assets           $317,086      23,244        7.33%   $ 265,457       19,079        7.19%
                                            -----------------------             -------------------------

Interest-Bearing Liabilities
   NOW and money market accounts               $25,697         443         2.41%     27,923          673        2.41%
   Passbook savings                             49,120       1,576         3.52%     47,519        1,669        3.52%
   Certificates of deposit                     108,665       6,243         5.75%     86,518        4,411        5.10%
                                            -----------------------             -------------------------
      Total deposits                           183,482       8,262         4.50%    161,960        6,753        4.17%
   FHLB advances                                90,408       5,347         5.91%     52,688        2,719        5.16%
                                            -----------------------             -------------------------
      Total interest-bearing liabilities       273,890      13,609         4.97%    214,648        9,472        4.41%
                                            -----------------------            -------------------------
Net Interest Income                                      $   9,635                               $ 9,607
                                                       ============                         =============
Net Interest Rate Spread  (3)                                             2.36%                                2.78%
Net Interest Rate Margin  (4)                                             3.04%                                3.62%
Ratio of average interest-earning assets
  to average interest-bearing liabilities        1.16x                                1.24x
                                            ===========                         ============

                                                       Years Ended September 30,
                                            ------------------------------------
                                                              1994
                                            ------------------------------------
                                                                         Average
                                                Average      Income/      Yield/
                                                Balance      Expense       Cost
                                            ------------------------------------
Interest-Earning Assets                            (In thousands)
   Loans receivable (1)                       $ 119,133   $   9,996        8.39%
   Mortgage-backed securities                    49,623       2,696        5.43%
   Investment securities (2)                     40,429       2,628        6.50%
                                            ------------------------
      Total interest-earning assets           $ 209,185      15,320        7.32%
                                            ------------------------

Interest-Bearing Liabilities
   NOW and money market accounts              $  33,192         796        2.40%
   Passbook savings                              48,899       1,496        3.06%
   Certificates of deposit                       76,563       3,810        4.98%
                                            ------------------------
      Total deposits                            158,654       6,102        3.85%
   FHLB advances
                                                 34,080       1,442        4.23%
                                            ------------------------
      Total interest-bearing liabilities        192,734       7,544        3.91%
                                            ------------------------
Net Interest Income                                       $   7,776
                                                        ============
Net Interest Rate Spread  (3)                                              3.41%
Net Interest Rate Margin  (4)                                              3.72%
Ratio of average interest-earning assets
  to average interest-bearing liabilities         1.07X
                                            ============



------------------------------
(1)  Average balances include non-accrual loans and loans held for sale.
(2)  Includes interest-bearing deposits in other financial institutions.
(3) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest rate margin represents net interest income as a percentage of average interest-earning assets

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (changes in average volume multiplied by old rate); (2) changes in rates
(changes in rate multiplied by old average volume); (3) total changes in rate-volume. The combined effects of changes in both volume and rate which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                            Increase (Decrease) Due To
                                                       ---------------------------------------------------------------
                                                           Rate           Volume         Rate/Volume        Total
                                                       --------------  -------------    ---------------  -------------
Year Ended September 30, 1996 vs 1995:                                           (In Thousands)
Interest income:
   Loans Receivable                                      $   656          $ 3,968            $ 232          $4,856
   Mortgage-backed securities                               (369)             150              (15)           (234)
   Investment securities                                    (396)             (67)               5            (458)
                                                          ------           ------           ------           -----
      Total change in interest income                       (109)           4,051              222           4,164

Interest expense:
   Savings accounts                                          534              897               78           1,509
   Other liabilities                                         395            1,947              286           2,628
                                                          ------           ------           ------           -----
      Total change in interest expense                       929            2,844              364           4,137
                                                          ------           ------           ------           -----
Net change in net interest income                        $(1,038)         $ 1,207            $(142)         $   27
                                                          ======           ======           ======           =====

Year Ended September 30, 1995 vs 1994:
Interest income:

   Loans Receivable                                      $  (631)         $ 1,978            $(122)         $1,225
   Mortgage-backed securities                                650              128               30             808
   Investment securities                                    (142)           1,972             (104)          1,726
                                                          ------           ------           ------           -----
   Other interest-earning assets                            (123)           4,078             (196)          3,759
      Total change in interest income

Interest expense:
   Savings accounts                                          349              131              171             651
   Other liabilities                                         375              755              147           1,277
                                                          ------           ------           ------           -----
      Total change in interest expense                       724              886              318           1,928
                                                          ------           ------           ------           -----
Net change in net interest income                        $  (847)         $ 3,192            $(514)         $1,831
                                                          ======           ======           ======           =====

Changes in Financial Condition

             General. Total assets increased from $304.6 million at September 30, 1995, to $354.6 million at September 30, 1996, an increase of $50 million or 16.4%. The Bank continues to experience good demand for loans and supplemented the internal loan originations ($97.6 million) with purchases of other loans ($17.4 million) that meet the interest rate risk and credit risk criteria established by management.

             Securities Available for Sale. Equity securities available for sale increased by $2.0 million during the 1996 fiscal year as a result of the purchase of additional stock in the Federal Home Loan Bank of Des Moines (FHLB). The additional stock purchase was required as FHLB borrowings increased.

             Securities Held to Maturity. Debt securities held to maturity increased from $41.9 million to $44.3 million and mortgage-backed securities held to maturity increased from $37.1 million to $38.6 million during fiscal 1996 as a result of purchases of securities that management made in an effort to enhance net interest income.

             Loans Held for Sale. Loans held for sale increased from $230,000 at September 30, 1995, to $443,000 at September 30, 1996. The Bank has firm commitments to sell $316,000 of the loans held for sale that were closed in September, 1996.

             Loans Receivable. Loans receivable increased from $170.9 million at September 30, 1995, to $216.7 million at September 30, 1996, an increase of $45.8 million or 26.8%. The increase was primarily comprised of increases in adjustable rate mortgages (ARMs), balloon mortgages, loans with short contractual maturities and/or interest rates that adjusts to the prime rate as published in the Wall Street Journal, i.e. consumer loans, land development loans, and Home Equity Lines of Credit (HELOCs).

             Deposits. Total deposits increased by $17.6 million, or 10.3% during the 1996 fiscal year. The increase in deposits can be almost solely attributable to an increase in certificates of deposit. The increase in total deposits was accompanied by an increase in the weighted average cost of funds from 4.17% to 4.50% for the years ended September 30, 1995 and 1996, respectively. The increase in cost is primarily attributable to the increase in short-term interest rates during the periods compared.

             Borrowings. With an increase of $17.6 million in deposits, additional borrowings of $40.9 million were needed in order to fund the growth in assets. Management utilizes a least cost, at the margin, approach to fund assets. As a result, borrowings will be utilized as a funding source when it provides the least cost, at the margin. FHLB advances are used to fund lending and investment activities, withdrawls from deposit accounts and other ordinary business activity.

             Stockholders' Equity. Stockholders' equity decreased from $57.4 million at September 30, 1995, to $47.6 million at September 30, 1996, a decrease of $9.8 million. The Corporation repurchased 802,485 shares of its common stock during the year at an average price of $13.16, thereby reducing stockholders' equity. The repurchase of shares also reduced the total number of shareholders and even though total stockholders' equity decreased during the 1996 fiscal year, book value per share increased from $15.07 at September 30, 1995, to $15.50 at September 30, 1996.

Comparison of Years Ended September 30, 1996 and 1995

             Net Income. Net income decreased by $957,000 to $1.7 million for the year ended September 30, 1996, from $2.6 million for the year ended September 30, 1995. The decrease was primarily due to the Savings Association Insurance Fund (SAIF) special assessment of $1,030,000 which was accrued for as of September 30, 1996. Without the special assessment, net income for the year ended September 30, 1996, would have been $2.3 million, a decrease of $344,000 compared to the year ended September 30, 1995.

             Interest Income. Total interest income increased $4.1 million to $23.2 million for the year ended September 30, 1996, from $19.1 million for the year ended September 30, 1995. Interest income on loans increased by $4.9 million from $11.2 million for the year ended September 30, 1995, to $16.1 million for the year ended September 30, 1996, as a result of a $50.5 million increase in the average balance of loans receivable from $142.7 million at September 30, 1995, to $193.2 million at September 30, 1996. Furthermore, the average yield increased from 7.86% at September 30, 1995, to 8.32% at September 30, 1996. Interest income on mortgage-backed securities decreased from $3.5 million for the year ended September 30, 1995, to $3.3 million for the year ended September 30, 1996. The income decrease was the result of a decrease in average rate from 6.74% for the 1995 fiscal year to 6.03% for the 1996 fiscal year. The average balance of investment securities decreased by $1.1 million during the fiscal year and the yield decreased from 6.15% to 5.59%. The decline in yields for both mortgage backed securities and investment securities was primarily impacted by the relatively low interest rate environment and the flat yield curve that existed during the first six months of the fiscal year. The yield on interest-earning assets increased from 7.19% for the year ended September 30, 1995, to 7.33% for the year ended September 30, 1996. Interest income increased by $4.1 million as a result of increased volume during the year while the changes in rates caused interest income to decrease by $109,000 and the rate/volume change increased interest income by $222,000.

             Interest Expense. Total interest expense increased to $13.6 million for 1996 from $9.5 million for 1995 as both the average balance of total interest bearing liabilities and the average cost of funds increased. The increased cost of deposits attendant to the growth of balances was approximately $897,000 while the increase associated with a change in interest rates was approximately $534,000. The cost associated with interest bearing deposits increased from 4.17% for the year ended September 30, 1995, to 4.50% for the same period ended September 30, 1996. The cost associated with borrowed funds increased to 5.91% for fiscal 1996 compared to 5.16% for fiscal 1995. $395,000 of the increase in the cost of borrowed funds was a result of increases in rates, $1.9 million of the increase was attributable to the increased volumes and $286,000 was rate/volume related.

             Net Interest Income. Net interest income remained unchanged at $9.6 million. Changes in interest rates caused a decrease in net interest income of $1.0 million, volumes accounted for an increase in net interest income of $1.2 million and rate/volume differences were slightly less than $200,000.

             Provision For Loan Losses. The allowance for losses on loans is maintained at a level which is considered by management to be adequate to absorb probable losses on existing loans that may become uncollectible based on an evaluation of the collectibility, prior loss experience and market conditions. The evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The allowance for loan losses is established through a provision for loan losses charged to expense.

 The Bank's loan loss provision increased from $24,000 for the year ended September 30, 1995, to $42,000 for the year ended September 30, 1996. The Bank's allowance for loan losses was $776,000 at September 30, 1996. The allowance for loan losses represents .36% of total loans outstanding and 354.3% of total non-performing assets. While the Bank maintains its allowance for loan losses at a level which it considers to be adequate, there can be no assurance that further additions will not be made to the loss allowances or that such losses will not exceed the estimated amounts.

             Non-interest   Income.   Total  non-interest  income  increased  by
$227,000 to $1.4 million for the year ended September 30, 1996, from $1.1 million for the year ended September 30, 1995. Gains on loans sold increased from $6,000 in the 1995 fiscal year to $38,000 in the 1996 fiscal year. The gains are a result of long-term fixed-rate mortgages (with an amortization of greater than 20 years) that are sold in the secondary market because they do not fit the interest rate risk profile of the Bank. Other service charges and fees increased from $117,000 for the year ended September 30, 1995 to $226,000 for the year ended September 30, 1996. Service charges on deposit accounts increased $87,000 during the periods compared as a result of an increase in the number of accounts affected and to a lesser degree by an increase in the fees associated with deposit accounts.

             Non-interest Expense. Total non-interest expense increased to $8.2 million for the year ended September 30, 1996, from $7.0 million for the year ended September 30, 1995, or 17.4%. Without the impact of the SAIF special assessment, non-interest expense increased by $181,000 or 2.6% during the period. Compensation and benefits increased from $4.2 million to $4.4 million or 4.8%, primarily due to merit increases. Occupancy and equipment expense increased 11.3% between September 30, 1995, and September 30, 1996, with the majority of the increase due to the opening of the Bank's eleventh location in Waite Park, Minnesota. Data processing decreased from $567,000 for the year ended September 30, 1995, to $379,000 for the year ended September 30, 1996, as a result of cost savings realized through the integration of processing systems subsequent to the merger.

Recent legislation required all qualifying members of the SAIF (including the Bank) to recapitalize the SAIF by paying a one-time special assessment equal to
 .65% of the Bank's deposits as of March 31, 1995. This assessment, expensed during the fourth quarter of fiscal 1996, cost the Bank approximately $1,030,000 prior to any tax benefit. Due to the special assessment, it is anticipated that future SAIF premiums will be lowered from levels paid during fiscal 1996.

             Income Tax Expense. Income tax expense decreased to $1.1 million for the year ended September 30, 1996, from $1.5 million for the year ended September 30, 1995, or 26.6%. The decrease was primarily due to a decrease in pre-tax income of slightly less than $1 million.

Comparison of Years Ended September 30, 1995 and 1994

             Net Income. Net income increased by $1.5 million to $2.6 million for the year ended September 30, 1995, from $1.1 million for the year ended
September 30, 1994. The increase was primarily due to an increase in net interest income from increased interest-earning assets, net proceeds of the Conversion and the Bank's continued growth. An increase in non-interest expense was almost offset by an increase in non-interest income. The results of operations for 1995 included $382,000 as a result of the implementation of SFAS No. 115 as described in Note 1 to the Notes to Consolidated Financial Statements.

             Interest Income. Total interest income increased $3.8 million to $19.1 million for the year ended September 30,1995, from $15.3 million for the year ended September 30, 1994. Interest income on loans increased by $1.2 million from $10.0 million for the year ended September 30, 1994, to $11.2 million for the year ended September 30, 1995, as a result of a $23.6 million increase in the average balance of loans receivable from $119.1 million at September 30, 1994, to $142.7 million at September 30, 1995. Although the average balance on loans increased, the average yield declined from 8.39% at September 30, 1994, to 7.86% at September 30, 1995. Interest income on mortgage-backed securities increased from $2.7 million for the year ended September 30, 1994, to $3.5 million for the year ended September 30, 1995. The income growth was a combined result of an increase in average balance from $49.6 million to $52.0 million and an increase in yield from 5.43% to 6.74% during the 1995 fiscal year. Investment securities increased by $30.3 million or 75.0% during the fiscal year. While the average balance increased, the yield decreased from 6.50% to 6.15%. Interest on investment securities increased by $1.7 million as a result of the changes in average balance and yield. The yield on interest-earning assets declined from 7.32% for the year ended September 30, 1994, to 7.19% for the year ended September 30, 1995. The decrease in yield reduced interest income by $123,000 for the year while the increase in average balance provided $4.1 million in additional interest income and the rate/volume change reduced interest income by $196,000.

             Interest Expense. Total interest expense increased to $9.5 million for 1995 from $7.5 million for 1994 as both the average balance of total interest bearing liabilities and the average cost of funds increased. The increased cost of deposits attendant to the growth of balances was approximately $886,000 while the increase associated with a change in interest rates was approximately $724,000. The cost associated with interest bearing deposits increased from 3.85% for the year ended September 30, 1994, to 4.17% for the same period ended September 30, 1995. The cost associated with borrowed funds increased to 5.16% for fiscal 1995 compared to 4.23% for fiscal 1994. The increase is consistent with the increase in short-term interest rates and the overall flattening of the treasury yield curve.

             Net Interest Income. Net interest income increased $1.8 million or 23.5% for the year ended September 30,1995, from $7.8 million for the year ended September 30, 1994. This increase is primarily attributed to the average balances of interest earning assets increasing faster than the average balance of interest bearing liabilities. The net changes in the amount of interest earning assets and interest bearing liabilities accounted for a $3.2 million increase in net interest income, while the change in interest rates had a negative impact on net interest income of $847,000, and the combination of rate/volume changes reduced net interest income by $514,000.

             Provision For Loan Losses. The Bank's loan loss provision decreased from $33,000 for the year ended September 30, 1994, to $24,000 for the year ended September 30, 1995. The Bank's allowance for loan losses was $764,000 at September 30, 1995. The allowance for loan losses represents .45% of total loans outstanding and 201.1% of total non-performing assets. While the Bank maintains its allowance for loan losses at a level which it considers to be adequate, there can be no assurance that further additions will not be made to the loss allowances or that such losses will not exceed the estimated amounts. See also "Comparison of Years Ended September 30, 1996, and 1995 - Provision for Loan Losses."

             Non-interest   Income.   Total  non-interest  income  increased  by
$943,000 to $1.1 million for the year ended September 30, 1995, from $184,000 for the year ended September 30, 1994, due primarily to the absence of losses associated with the sale of loans and market value losses in securities that were held for sale. Prior to the adoption of SFAS No. 115, the Bank held mortgage-backed securities that were classified as held for sale. These securities were reported in the balance sheet at the lower of cost or market, with the changes reported in the income statement. Following the adoption of SFAS No. 115, the same securities were designated available for sale and are reported in the balance sheet at fair value with the changes reported as a separate component of equity. The cumulative effect of the adjustments due to the adoption of SFAS No. 115 are non-recurring and will not have an effect on non-interest income in future periods.

             Non-interest Expense. Total non-interest expense increased to $7.0 million for the year ended September 30, 1995, from $6.0 million for the year ended September 30, 1994, or 16.8%. Compensation and benefits increased from $3.2 million to $4.2 million or 31.0%, due to the implementation of benefit programs instituted subsequent to the Conversion and approved by stockholders, and to a lesser extent merit increases. Data processing decreased from $762,000 for the year ended September 30, 1994, to $567,000 for the year ended September 30, 1995, as a result of cost savings realized from the integration of processing systems in February, 1995. Professional expense increased $82,000 during the 1995 fiscal year and was a direct result of the cost associated with being a public company.

             Income Tax Expense. Income tax expense increased to $1.5 million for the year ended September 30, 1995, from $828,000 for the year ended September 30, 1994, or 81.3%. The increase was primarily due to an increase in pre-tax income of $1.8 million.


Liquidity and Capital Resources

The liquidity of a banking institution reflects its ability to provide funds to meet loan requests, accommodate possible outflows in deposits, and take advantage of interest rate market opportunities. Funding of loan requests, providing for liability outflows, and management of interest rate fluctuations require a continuous analysis in order to match the maturities of specific categories of short-term loans and investments with specific types of deposits and borrowings. The Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The primary sources of cash were net income and cash derived from investing activities.

Operating activities provided cash of $3.0 million, $3.6 million and $3.6 million during the years ended September 30, 1996, 1995, and 1994, respectively. In fiscal 1996, the cash flow in operating activities was primarily influenced by the increase in accrued liabilities associated with the accrual of the SAIF special assessment. Flows for fiscal 1995 and 1994 have been primarily related to increases or decreases in loans and investments held for sale.

Investing activities used $52.2 million, $79.5 million, and $11.5 million during the years ended September 30, 1996, 1995, and 1994, respectively. During fiscal 1996 and fiscal 1995, the cash used in investing activities was primarily due to the origination and purchase of loans and to a less extent was the result of the purchase of securities held to maturity and mortgage-backed securities held to maturity. During fiscal 1994, the cash used in investing activities was the result of the purchase of securities held to maturity and mortgage-backed securities held to maturity. The use of cash in all periods was offset in part by maturities of investments.

The primary activity of the Bank is originating and purchasing loans, and purchasing investment and mortgage-backed securities. During the years ended September 30, 1996, 1995, and 1994, the Bank originated loans in the amounts of $97.6 million, $94.7 million and $62.8 million, respectively. The Bank also purchases loans, investment and mortgage-backed securities to manage liquidity and interest rate risk, to supplement local loan demand and to diversify its loan portfolio. Purchases of loans were $17.4 million and $21.0 million for the 1996 and 1995 fiscal years, respectively. Purchases of investment and mortgage-backed securities held to maturity totaled $21.0 million, $26.0 million, and $27.5 million, and securities available for sale totaled $2.0 million, $1.9 million and $0.0 million during the years ended September 30, 1996, 1995, and 1994, respectively. Other investment activities included investments in U. S. Government and federal agency obligations, and FHLB of Des Moines stock.

Changes in cash flows from financing activities covered by the Consolidated Statements of Cash Flows in fiscal 1994 were primarily the result of subscriptions to purchase Common Stock of the Corporation as part of the Conversion. In addition, short-term borrowings provided $7.2 million and decreases in deposits used $4.3 million in cash during fiscal 1994. For the year ended September 30, 1995, $15.0 million in cash was provided as a result of an increase in deposits and $36.1 million in cash was provided as a result of an increase in borrowings. Expenses related to the Conversion, purchase of treasury stock, refunds of oversubscriptions and dividends on common stock used $1.5 million, $2.6 million, $23.0 million and $1.5 million, respectively. During the fiscal year ended September 30, 1996, $17.6 million in cash was provided as a result of an increase in deposits and $40.9 million was provided as a result of an increase in borrowings. The purchase of treasury stock used $10.6 million and dividends on Common Stock used $1.8 million during the 1996 fiscal year. Earnings per share for the year ended September 30, 1996, were $0.48. A portion of the earnings per share was a result of the purchase of treasury stock during the fiscal year. Earnings per share for the fiscal year would have been $0.42, if the same weighted average shares would have been outstanding during fiscal 1996 as were outstanding in fiscal 1995. Financing activities provided $46.2 million, $20.7 million, and $63.2 million in cash during the years ended September 30, 1996, 1995 and 1994, respectively. Financing activities in the foreseeable future are expected to primarily include changes in deposits and advances from FHLB of Des Moines. See Consolidated Statements of Cash Flow for FSF Financial Corp. and Subsidiary.

The Bank's liquidity is a measure of its ability to fund loans, pay withdrawals of deposits, and other cash outflows in an efficient, cost effective manner. The Bank's primary source of funds are deposits and scheduled amortization and prepayments of loan and mortgage-backed security principal. During the past several years, the Bank has used such funds primarily to fund maturing time deposits, pay savings withdrawals, fund lending commitments, purchase new investments, and increase liquidity. The Bank funds its operations internally and as needed with borrowed funds from the FHLB. As of September 30, 1996, such borrowed funds totaled $114.7 million. While loan repayments and maturing investments and mortgage-backed securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed security prepayments are
greatly   influenced  by  general  interest  rates,   economic   conditions  and
competition.

The Bank is required under federal regulations to maintain certain specified levels of "liquid investments," which include certain United States government obligations and other approved investments. Current regulations require the Bank to maintain liquid assets of not less than 5% of its net withdrawable accounts plus short term borrowings. Short term liquid assets must consist of not less than 1% of such accounts and borrowings, which amount is also included within the 5% requirement. These levels may change from time to time by the regulators to reflect the current economic conditions. The Bank has generally maintained liquidity far in excess of regulatory requirements. The Bank's regulatory liquidity was 6.08%, 11.05% and 19.04% at September 30, 1996, 1995, and 1993,
respectively, and its short-term liquidity was 6.08%, 11.05%, and 19.03%, at such dates, respectively.

The amount of certificate accounts which are scheduled to mature during the twelve months ending September 30, 1997, is approximately $80.7 million. To the extent that these deposits do not remain at the Bank upon maturity, the Bank believes that it can replace these funds with deposits, current excess liquidity, FHLB advances or outside borrowings. It has been the Bank's experience that a substantial portion of such maturing deposits remain at the Bank.

At September 30, 1996, the Bank had commitments to extend credit of $17.9 million and forward commitments to purchase mortgages of $1.5 million. Funds required to fill these commitments are derived primarily from FHLB borrowings, current excess liquidity, deposit inflows, or loan and security repayments.

OTS regulations require the Bank to maintain core capital of 3% of assets, of which 1.5% must be tangible capital, excluding goodwill. The Bank is also required to maintain risk-based capital equal to 8% of total risk-based assets. The OTS has proposed amending its regulations in a manner that would increase the core capital requirements for most thrifts from 3% to 4% or 5%, depending upon the institution's financial condition and other factors. Although the final form of the regulation cannot be foreseen, if adopted as proposed, the Bank would expect its core capital requirement to remain at 3%.

The Bank's compliance with regulatory capital requirements are presented in Note 12 to the Notes to Consolidated Financial Statements.

Management believes that under current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. Events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in areas in which the Bank operates, could adversely affect future earnings and as a result, the ability of the Bank to meet its future minimum capital requirements.

Impact of Inflation and Changing Prices

The financial statements and related data have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact of a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders
FSF Financial Corp. and Subsidiary
Hutchinson, MN  55350

We have audited the accompanying consolidated statements of financial condition of FSF Financial Corp. and Subsidiary (the Corporation) as of September 30, 1996, and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended September 30, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FSF Financial Corp. and Subsidiary as of September 30, 1996, and 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Corporation changed its method of accounting for certain investments in debt and equity securities as of October 1, 1994.




Bertram Cooper & Co., LLP
Waseca, Minnesota
October 25, 1996

                 FSF FINANCIAL CORP. AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                    September 30,
                                                ----------------------
                                                   1996       1995
                                                ----------------------
                                                    (In thousands)

                    ASSETS
Cash and cash equivalents:
   Interest bearing                              $   9,392  $  12,448
   Non-interest bearing                              2,364      2,407
Securities available for sale, at fair value:
   Equity securities                                18,231     16,165
   Mortgage-backed and related securities           16,336     16,141
Securities held to maturity, at amortized cost:
   Debt securities                                  44,349     41,914
   Mortgage-backed and related securities           38,557     37,110
Loans held for sale                                    443        230
Loan receivable, net                               216,727    170,921
Accrued interest receivable                          2,325      2,097
Premises and equipment                               3,728      3,758
Other assets                                         2,184      1,414
                                                ----------------------

          Total Assets                           $ 354,636   $304,605
                                                ======================

     LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Demand deposits                             $  27,601   $ 27,338
     Savings accounts                               48,334     48,027
     Certificates of deposit                       113,139     96,151
                                                ----------------------
          Total deposits                           189,074    171,516
     Federal Home Loan Bank borrowings             114,693     73,807
     Other liabilities                               3,220      1,931
                                                ----------------------
          Total liabilities                        306,987    247,254
                                                ----------------------

Stockholders' equity:
     Serial preferred stock, no par value
          5,000,000 shares authorized,
          no shares issued                               -          -
     Common stock, $.10 par value 10,000,000
          shares authorized, 4,501,277
          and 4,499,905 shares issued                  450        450
     Additional paid in capital                     43,150     43,069
     Retained earnings, substantially               22,068     22,158
          restricted
     Treasury stock at cost (1,023,083 and         (13,095)    (2,589)
          224,825 shares)
     Unearned ESOP shares at cost (271,850 and
          310,259 shares)                           (2,719)    (3,103)
     Unearned MSP stock grants at cost
          (131,946 and 159,322 shares)              (1,398)    (1,688)
     Unrealized (loss) on securities available
          for sale                                    (807)      (946)
                                                ----------------------
          Total stockholders' equity                47,649     57,351
                                                ----------------------

          Total Liabilities and Stockholders'
               Equity                           $  354,636   $304,605
                                                ======================

   The accompanying notes are an integral part of these statements

                    FSF FINANCIAL CORP. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF INCOME

                                                              Years Ended
                                                              September 30,
                                                     ------------------------------
                                                        1996      1995      1994
                                                     ------------------------------
                                                        (In thousands)
Interest income:
     Loans receivable                                $ 16,077   $ 11,221   $  9,996
     Mortgage-backed and related securities             3,270      3,504      2,696
      Investment securities                             3,897      4,354      2,628
                                                       ----------------------------
          Total interest income                        23,244     19,079     15,320
                                                       ----------------------------
Interest expense:
     Deposits                                           8,262      6,753      6,102
      Borrowed funds                                    5,347      2,719      1,442
                                                       ----------------------------
          Total interest expense                       13,609      9,472      7,544
                                                       ----------------------------
          Net interest income                           9,635      9,607      7,776
     Provision for loan losses                             42         24         33
                                                       ----------------------------
          Net interest income after provision for
              loan losses                               9,593      9,583      7,743
                                                       ----------------------------
Non-interest income:
     Gain (loss) on loans - net                            38          6       (842)
     Other service charges and fees                       226        117         90
     Service charges on deposit accounts                  744        657        562
     Commission income                                    231        161        166
     Other                                                115        186        208
                                                       ----------------------------
          Total non-interest income                     1,354      1,127        184
                                                       ----------------------------
Non-interest expense:
     Compensation and benefits                          4,404      4,212      3,214
     Occupancy and equipment                              797        716        748
     Deposit insurance premiums                           406        357        381
     SAIF special assessment                            1,030       --         --
     Data processing                                      379        567        762
     Professional fees                                    249        242        160
     Other                                                913        872        699
                                                       ----------------------------
          Total non-interest expense                    8,178      6,966      5,964
                                                       ----------------------------
          Income before provision for income taxes
              and  cumulative effect of change in
              accounting principle                      2,769      3,744      1,963
Income tax expense                                      1,101      1,501        828
                                                       ----------------------------
Income before cumulative effect of change
     in accounting principle                            1,668      2,243      1,135
Cumulative effect of change in accounting for
     securities available for sale                       --          382       --
                                                       ----------------------------
Net income                                             $ 1,668  $  2,625  $   1,135
                                                       ============================

Earnings per common and common equivalent shares:
     Income before cumulative effect of change
         in accounting principle                     $   0.48   $   0.57        N/A
     Cumulative effect of change in accounting
         principle                                       --         0.10        N/A
         Net income                                  $   0.48   $   0.67        N/A

          The accompany notes are an integral part of these statements

                       FSF FINANCIAL CORP. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                Retained Unallocated                      Unrealized
                                                Earnings   Common    Unearned             (Loss) on
                                     Additional Substan-   Stock       Stock              Securities
                              Common   Paid-in   tially   Held by  Acquired by Treasury   Available
                               Stock   Capital  Restricted  ESOP      MSP        Stock     For Sale   Total
                              ------------------------------------------------------------------------------

Balance, September 30, 1993    $     -  $     -   $ 19,911  $     -   $     -   $      -  $   (38)  $ 19,873
  Net earnings for
  the year ended
  September 30, 1994                 -        -      1,135        -         -          -         -     1,135

  Change in
  unrealized
  loss on equity
  securities                         -        -          -        -         -          -      (500)     (500)
                               -----------------------------------------------------------------------------


Balance, September 30, 1994          -        -     21,046        -         -          -      (538)    20,508

  Net earnings for
  the year ended
  September 30, 1995                 -        -      2,625        -         -          -         -      2,625

  Issuance of common stock
  net of stock acquired
  by the ESOP and MSP              450   43,020          -   (3,597)   (1,905)         -         -     37,968

  Cost of shares
  reacquired for
  treasury                           -        -          -        -         -     (2,589)        -     (2,589)

  Cash dividends
  declared on
  common stock at
  $0.375 per share                   -        -     (1,513)        -        -          -         -     (1,513)

  Allocated/earned
  ESOP & MSP shares                  -       17          -       494      217          -         -        728

  Stock issued for
  options
  exercised                          -       32          -         -        -           -        -         32

  Cumulative effect
  of change in
  accounting for
  securities                         -        -          -         -        -           -     (382)      (382)

  Net changes in
  unrealized loss on
  securities
  available for
  sale, net of tax                   -         -         -         -        -           -      (26)       (26)
                               --------------------------------------------------------------------

Balance September 30, 1995         450    43,069    22,158    (3,103)  (1,688)     (2,589)    (946)    57,351

  Net earnings for
  the year ended
  September 30, 1996                 -         -     1,668         -        -           -        -      1,668

  Cost of shares
  reacquired for
  treasury                           -         -         -         -        -     (10,560)       -    (10,560)

  Treasury stock
  issued for
  stock options                      -        (7)        -         -        -          54        -         47

  Cash dividends
  declared on
  common stock at
  $0.50 per share                    -         -    (1,758)        -        -           -        -     (1,758)

  Allocated/earned
  ESOP & MSP shares                  -        75         -       384       290          -        -        749

  Stock issued for
  options exercised                  -        13         -         -         -          -        -         13

  Net changes in
  unrealized loss on
  securities
  available for
  sale, net of tax                   -         -         -         -         -          -      139        139
                               ------------------------------------------------------------------------------

Balance September 30, 1996     $   450  $ 43,150  $ 22,068  $ (2,719)  $(1,398)  $(13,095) $  (807)  $ 47,649
                               ==============================================================================

          The accompany notes are an integral part of these statements

                   FSF FINANCIAL CORP. AND SUBSIDIARY
                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Years Ended September 30,
                                              ----------------------------
                                                1996      1995     1994
                                              ----------------------------
Cash flows from operating activities:               (In thousands)
     Net income                                $  1,668     $ 2,625    $   1,135
     Adjustments to reconcile net income to
       net cash provided by operating activities:
     Depreciation                                   340         330          297
     Net amortization of discounts and
       premiums on securities held to maturity      (36)        (55)         (6)
     Provision for loan losses                       42          24          33
     Net market value adjustment on ESOP shares      89          18           -
     Amortization of ESOP and MRP
       stock compensation                           674         712           -
     Net gain on sale of fixed assets                (2)        (12)          -
     Net gain on real estate sold                    (3)        (44)        (13)
     Federal Home Loan Bank stock dividends         (81)          -           -
     Change in accounting for securities
       available for sale                             -        (382)          -
     Net decrease in market value of
       securities available for sale                  -           -         641
     Net loan fees deferred and amortized           283         225         234
     (Increase) decrease in:
        Loans held for sale                        (213)        499       2,367
        Accrued interest receivable                (228)       (741)       (136)
        Income taxes receivable                       -           -        (309)
        Other assets                                (72)        547        (575)
     Increase (decrease) in:
        Net deferred tax liability                 (676)       (237)         58
        Accrued interest payable                    (16)        (87)         62
        Accrued income tax                          (26)        411        (149)
        Accrued liabilities                       1,111        (416)       (101)
        Deferred compensation payable               106         203          71
                                              ----------   ----------   --------
Net cash provided by operating activities         2,960       3,620       3,609
                                              ----------   ----------   --------

Cash flows from investing activities:
     Loan originations and principal
       payments on loans, net                   (28,770)    (33,767)        991
     Purchase of loans                          (17,447)    (20,993)          -
     Principal payments on securities held
       to maturity                                   49          84      13,503
     Purchase of mortgage-related securities
       held to maturity                          (1,494)     (3,924)    (16,044)
     Purchase of securities available
       for sale                                  (1,963)     (1,900)          -
     Purchase of  securities held to maturity   (19,552)    (22,063)    (11,411)
     Proceeds from maturities of securities
       held to maturity                          17,150       3,100       2,000
     Investment in foreclosed real estate           (21)        (35)        (24)
     Proceeds from sale of foreclosed real
       estate                                       112         502         233
     Proceeds from sale of fixed assets               2          16           -
     Purchase of single premium insurance
       policies                                       -           -        (605)
     Purchase of equipment and property
       improvements                                (311)       (481)       (145)
                                              ----------   ----------   --------

Net cash (used in) investing activities        $(52,245)   $(79,461)   $(11,502)
                                              ----------   ----------   --------

        The accompanying notes are an integral part of these statements

                   FSF FINANCIAL CORP. AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)


                                               Years Ended September 30,

                                              ----------------------------
                                                1996      1995     1994
                                              ----------------------------
Cash flows from financing activities:               (In thousands)
     Net increase (decrease) in deposits,      $ 17,558 $ 15,036 $ (4,286)
     Net increase in short-term borrowings       40,886   36,119    7,216
     Net increase (decrease) in mortgage
      escrow funds                                    6       53      (51)
     Expenses related to stock offering               -   (1,496)       -
     Treasury stock purchased                   (10,559)  (2,589)       -
     Proceeds from stock offering                     -        -   60,339
     Refund of proceeds from stock offering           -  (23,032)       -
     Dividends on common stock                   (1,758)  (1,513)       -
     Purchase of stock for MSP                        -   (1,905)       -
     Proceeds from exercise of stock options         53       32        -
                                              ----------------------------
Net cash provided by financing activities        46,186   20,705   63,218
                                              ----------------------------

Net increase in cash and cash equivalents        (3,099) (55,136)  55,325

Cash and cash equivalents:
     Beginning of year                           14,855   69,991   14,666
                                              ----------------------------

     End of year                               $ 11,756  $14,855  $69,991
                                              ============================

Supplemental disclosures of cash flow information:
     Cash payments for:
        Interest on advances and other
          borrowed money                       $  5,368  $ 2,834  $ 1,442
        Interest on deposits                      8,258    6,725    6,102
        Income taxes                              1,656    1,338    1,159

Supplemental schedule of noncash investing
  and financing activities:
Federal Home Loan Bank stock dividends         $     81  $     -  $     -
Reinvested amounts of capital gains and
  dividends from mutual fund investments            163      607        -
Refinancings of sales of real estate owned            -      436      113
Transfer of loans for sale to loans held for
  investment                                          -        -   18,480
Transfer of deposits to stock subscriptions           -        -    4,061

        The accompanying notes are an integral part of these statements

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


 (1)  Summary of Significant Accounting Policies

The following comprise the significant accounting policies FSF Financial Corp. (the Corporation) follows in preparing and presenting its consolidated financial statements:

Principles of Consolidation
The consolidated financial statements include the accounts of FSF Financial Corp. and its wholly owned subsidiary, First Federal fsb (the Bank), and its wholly owned subsidiary, Firstate Services Inc., which markets insurance and investment products. Significant intercompany accounts and transactions are eliminated in consolidation. Certain amounts in the financial statements for the prior years have been reclassified to conform to current financial statement presentation.

Organization
On October 6, 1994, the Bank converted from a federally chartered mutual savings and loan association to a federally chartered stock savings bank pursuant to a Plan of Conversion (the Conversion) via the issuance of common stock. The Bank received $64.4 million in subscriptions for common stock in the Corporation and an order for 359,720 shares of common stock from the Employee Stock Ownership Plan (the ESOP). In conjunction with the Conversion, the Corporation sold 4,496,500 shares of common stock which, after giving effect to offering expenses of $1.5 million, resulted in net proceeds of $44.0 million and refunds of $23.0 million of the stock subscription proceeds held at September 30, 1994. Pursuant to the Conversion, the Bank transferred all of its outstanding shares to a newly organized holding company, FSF Financial Corp., in exchange for 50% of the net proceeds.

Upon the Conversion, the preexisting liquidation rights of the depositors of the Bank were unchanged. Such rights are accounted for by the Bank for the benefit of such depositors in proportion to their liquidation interests as of the Eligibility Record Date or the Supplemental Eligibility Record Date, as defined.

The Bank resulted from the merger of First Federal Savings and Loan Association of Hastings, Minnesota and First State Federal Savings and Loan Association of Hutchinson, Minnesota . The merger was consummated on September 30, 1994, and was accounted for as a pooling of interests. Accordingly, the assets, liabilities and retained earnings of the respective Associations were combined as of that date and recorded at historical cost. All financial information for the year ended September 30, 1994, contained herein relates solely to the Bank and its subsidiary.

Nature of Business
The Corporation is a unitary thrift holding company whose subsidiary provides financial services. The Bank's business is that of a financial intermediary and consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make mortgage loans secured by residential real estate located primarily in Minnesota. At September 30, 1996, the Bank operated 11 retail banking offices in Minnesota. The Bank is subject to significant competition from other financial institutions, and is also subject to regulation by certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Use of Estimates
In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition, and income and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash Equivalents
For purposes of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments with original maturities of three months or less and money market funds to be cash equivalents. The Corporation held cash equivalents of $3,341 and, $9,865 at September 30, 1996, and 1995, respectively.

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



Debt and Equity Securities
The  Corporation   classifies  its  investments,   including  marketable  equity
securities, mortgage-backed securities, and mortgage-related securities, in one of three categories:

    Trading Account Securities
    Securities held principally for resale in the near term, are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included in other income. The Corporation did not hold any trading securities at September 30, 1996 or 1995.

    Securities Held to Maturity
    Debt securities which the Corporation has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Unrealized losses on held to maturity securities reflecting a decline in value judged to be other than temporary are charged to income.

    Securities Available for Sale
    Available for sale securities consist of equity securities and certain debt securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of income taxes, on available for sale securities are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of available for sale securities are determined using the specific identification method. Any decision to sell available for sale securities would be based on various factors, including movements in interest rates, changes in the maturity mix of the Corporation's assets and liabilities, liquidity demands, regulatory capital considerations, and other similar factors. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized losses on available for sale securities reflecting a decline in value judged to be other than temporary are charged to income.

The Corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of October 1, 1994. Prior to the adoption of SFAS No. 115, the Corporation classified and accounted for its held to maturity debt securities using the same criteria required by SFAS No. 115. Held for sale debt securities were carried at the lower of cost or market with unrealized losses thereon included in the determination of net income. Marketable equity securities were recorded at the lower of cost or market with unrealized losses recorded as a reduction in retained earnings. Upon adoption of SFAS No. 115, held for sale debt securities were reclassified as available for sale. The cumulative effect of the change in accounting method for debt securities is reported, net of income tax, in the consolidated statements of income and the consolidated statements of changes in stockholders' equity. If SFAS No. 115 had been applied earlier, the pro-forma effect on fiscal 1994 would have been an increase in net income in an amount equal to the amount of the cumulative effect on fiscal 1995.

The Bank, as a member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the Federal Home Loan Bank of Des Moines (FHLB) in varying amounts based on balances of outstanding home loans and on amounts borrowed from the FHLB. Because no ready market exists for this stock, and it has no quoted market value, the Bank's investment in this stock is carried at cost.

Loans Held for Sale
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable
Loans receivable for which management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Discounts on first mortgage loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts on consumer loans are recognized over the lives of the loans using the interest method.

The Bank adopted SFAS No. 114, "Accounting for Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," on October 1, 1995. These two pronouncements require measurement of impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, impairment is based on the fair value of the collateral when the Bank determines that foreclosure is probable. The adoption of these statements did not impact the Bank's results of operations for fiscal 1996 or any prior period.

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions.

Uncollectible interest on loans that are contractually past due for three months is charged off or an allowance is established, based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment to the yield of the related loan.

Foreclosed Real Estate
Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of (1) cost or (2) fair value minus estimated costs to sell. Revenue and expenses from operations and changes to the valuation allowance are included in operations.

Income Taxes
Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. The effect of a change in the beginning-of-the-year balance of a valuation allowance that results from a change in judgment about the realizability of deferred tax assets is included in income.

Premises and Equipment
Land, buildings, leasehold improvements and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases. Net gains and losses on disposal or retirement of premises and equipment are included in other income.

Mortgage Loan-Servicing Rights
The Bank adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights - An Amendment of SFAS No. 65," prospectively as of October 1, 1995. Issued in May 1995, SFAS No. 122 amends certain provisions of SFAS No. 65 to eliminate the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and rights acquired through purchase transactions. The statement requires a mortgage banking enterprise, which sells or securitizes loans and retains the related mortgage servicing rights, to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. The effect of adopting SFAS No. 122 did not have a material impact of the Bank's financial condition or the results of its operations.

The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The Bank evaluates the mortgage servicing rights strata for impairment by estimating the fair value based on anticipated future net cash flows, taking into consideration prepayment predictions. The predominant characteristics used as the basis for stratifying are loan types, period of origination, and interest rates. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Prior to SFAS No. 122, when participating interests in loans sold having average contractual interest rate, adjusted for normal servicing fees, that differed from the agreed yield to the purchaser, gains or losses were recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting "excess servicing receivable" or "deferred servicing revenue" is amortized over the estimated life using the interest method.

Quoted market prices are not available for the excess servicing receivables. Thus, the excess servicing receivables and the amortization thereon are periodically evaluated in relation to estimated future servicing revenues, taking into consideration changes in interest rates, current prepayment rates, and expected future cash flows. The Bank evaluates the carrying value of the excess servicing receivables by estimating the future servicing income of the excess servicing receivables based on management's best estimate of remaining loan lives and discounted at the original discount rate.

Long-Lived Assets
The Corporation adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in fiscal year 1996. This statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. Impairment would be considered when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Implementation of this statement had no effect on the consolidated financial statements.

Earnings Per Share
Earnings per share of common stock for the years ended September 30, 1996 and 1995, has been determined by dividing the income before cumulative effect of change in accounting principle and net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year of 3,384,930 and 3,931,000, respectively. Stock options are regarded as common stock equivalents computed using the treasury stock method. Shares acquired by the employee stock benefit plans are not considered in the weighted average shares outstanding until shares are committed to be released to an employee's individual account or have been earned. The difference between primary and fully diluted earnings per share is not material.

Earnings per share has not been presented for the year ended September 30, 1994, because the Bank was a mutual savings and loan association for that period.

Treasury Stock
Treasury stock is recorded at cost. In the event of subsequent reissue, the treasury stock account will be reduced by the cost of such stock on the average cost basis with any excess proceeds credited to additional paid-in capital. Treasury stock is available for general corporate purposes.

Fair Values of Financial Instruments
The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

     Cash and cash equivalents - The carrying value of cash and cash equivalents approximate fair value.
     Debt and equity securities - Fair values of debt and equity securities have been estimated using quoted market prices.
     Loansreceivable - For variable-rate  loans, loans with balloon  maturities, loans with relatively near-term maturities (such as consumer installment loans) carrying values approximate fair values. The fair value of long-term fixed rate loans has been estimated using present value cash flows, discounted at a rate approximating current market rates and giving consideration to estimated prepayment risk and credit loss factors. The estimated fair value of loans held for sale is based on quoted market prices of similar instruments trading in the secondary market.
     Originated mortgage  servicing  rights - The carrying amounts of originated mortgage servicing rights approximate fair values.
     Accrued  interest - The  carrying  amounts of accrued  interest  receivable approximate their fair values
     Deposit  liabilities  -  The  fair  values  of  demand   deposits  are,  by
          definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.
     Short-term  borrowings - The carrying  amounts of advances from the Federal
          Home Loan Bank (FHLB) of Des Moines maturing within 90 days approximate their fair values.
     Long-term  borrowings  - The  carrying  amounts  of  amounts  of  long-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.
     Off-balance-sheet  items  -  Fair  value  for   off-balance-sheet   lending
          commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The carrying value and fair value of commitments to extend credit are not considered material for disclosure.

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



 (2)  Debt and Equity Securities  (in thousands)

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at September 30 are presented as follows:

                                                 September 30, 1996
                                   ----------------------------------------------
                                                Gross         Gross
                                   Amortized  Unrealized   Unrealized      Fair
                                    Cost        Gains         Losses       Value
                                   --------     -------     --------     --------
Available for sale securities:
     Equity securities:
          Fund Investments          $12,522      $    -      $   426      $12,096
          Stock in FHLB               5,736           -            -        5,736
          Preferred Stock               398           1            -          399
                                    --------     -------     --------     --------
                    Total            18,656      $    1      $   426      $18,231
                                    ========     =======     ========     ========

     Mortgage backed securities:
          REMICs                    $16,980      $    -      $   644       16,336
                                   ========     =======     ========     =========

Held to maturity securities:
     Debt securities:
          U. S. Government and
            Agency                  $44,349      $   30      $2,753        41,626
                                   --------     -------     --------     --------
                    Total           $44,349      $   30      $2,753       $41,626
                                   ========     =======     ========     ========

     Mortgage backed securities:
          REMICs                    $38,468      $   46       1,693      $36,821
          GNMA certificates              80           4           -           84
          FHLMC certificates              9           1           -           10
                                   --------     -------     --------     --------
                    Total           $38,557      $   51      $1,693      $36,915
                                   ========     =======     ========     ========


The amortized cost of debt and mortgage-backed securities at September 30, 1996, included unamortized premiums of $255 and unaccreted discounts of $462, respectively.

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

                                                September 30, 1995
                                  ----------------------------------------------
                                                Gross        Gross
                                   Amortized  Unrealized   Unrealized     Fair
                                    Cost        Gains        Losses       Value
                                   --------    -------     --------     --------
Available for sale securities:
     Equity securities:
          Fund Investments         $12,522      $    -      $   451      $12,071
          Stock in FHLB              3,692           -            -        3,692
          Preferred Stock              396           6            -          402
                                  --------     ------- -    -------     --------
                    Total          $16,610      $    6      $   451      $16,165
                                  ========     ======= =    =======     ========

     Mortgage backed securities:
          REMICs                   $16,979      $    -      $   838       16,141
                                  ========     ======= =    =======     ========

Held to maturity securities:
     Debt securities:
          U. S. Government and
           Agency                  $40,914      $  215      $ 2,027       39,102
          Corporate debt
            securities               1,000           -            5          995
                                  --------     ------- -    -------     --------
                    Total          $41,914      $  215 $      2,032      $40,097
                                  ========      ====== =    =======     ========

     Mortgage backed securities:
          REMICs                   $36,986      $   14 $      2,013      $34,987
          CMOs                          24           -            -           24
          GNMA certificates             88           1            -           89
          FHLMC certificates            12           -            -           12
                                  --------     -------     --------     --------
                    Total          $37,110      $   15      $ 2,013      $35,112
                                  ========     =======     ========     ========


The amortized cost of debt and mortgage backed securities at September 30, 1995, includes unamortized premiums of $276 and unaccreted discounts of $494, respectively.

There were no sales of securities during the three years ended September 30, 1996.

The scheduled maturities of securities held-to-maturity and securities (other than equity securities) available-for-sale at September 30, 1996, were as follows:

                                   Held-to-Maturity    Available-for-Sale
                                       Securities          Securities
                                   ------------------- --------------------
                                   Amortized   Fair     Amortized   Fair
                                    Cost      Value      Cost       Value
                                   --------   -------   --------   --------
Due in one year or less            $  2,496   $ 2,506    $     -    $     -
Due from one to five years           12,571    12,271          -          -
Due from five to ten years           15,118    13,599          -          -
Due after ten years                  52,721    50,165     16,980     16,336
                                   --------   -------   --------   --------
              Total                 $82,906   $78,541    $16,980    $16,336
                                   ========   =======   ========   ========



For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Securities carried at approximately $26.9 million at September 30, 1996 and $13.2 million at September 30, 1995, were pledged to secure public deposits and for other purposes required or permitted by law.

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued




 (3)  Loans Receivable  (in thousands)

Loans receivable are summarized as follows:

                                                        September 30,
                                                    ---------------------
                                                     1996         1995
                                                    --------     --------
First mortgage loans:
     Secured by one-to-four
       family residences                           $149,659     $120,894
     Secured by other properties                     14,996        8,332
     Construction and land
       development loans                             27,070       30,425
                                                   --------     --------
                                                    191,725      159,651

     Less:
          Undisbursed portion of construction and
            land development loans                  (13,401)     (15,010)
          Unearned discounts                            (23)         (25)
          Net deferred loan
            origination fees                           (889)        (691)
                                                   --------     --------
                    Sub-total
                      first mortgage loans          177,412      143,925
                                                   --------     --------
Consumer and other loans:
     Consumer loans                                  17,709       16,144
     Home equity and second
       mortgages                                     15,430        8,282
     Commercial                                       6,234        2,715
     Secured by savings                                 563          516
                                                   --------     --------
                                                     39,936       27,657

     Add:  net deferred loan origination costs          155          103
                                                   --------     --------
                    Sub-total consumer and
                      other loans                    40,091       27,760
                                                   --------     --------
                    Sub-total all loans             217,503      171,685
     Less:  allowance for loan losses                  (776)        (764)
                                                   --------     --------

                      Total                        $216,727     $170,921
                                                   ========     ========


A summary of the activity in the allowance for loan losses is as follows:

                                            Years Ended September 30,
                                            -------------------------
                                              1996     1995     1994
                                            ------- -------- --------
Balance, beginning of period                 $ 764    $ 748    $ 721
Provision for losses                            42       24       33
Charge-offs                                    (34)     (20)      (6)
Recoveries                                       4       12        -
                                            ------  -------  -------
Balance, end of period                       $ 776    $ 764    $ 748
                                            ======= ======== ========


Recorded investments in impaired loans were $74 at September 30, 1996, and $89, at September 30, 1995. The average recorded investment in impaired loans during 1996 and 1995 was $46 and $111, respectively. The total allowance for loan losses related to these loans was $7 and $9, on September 30, 1996, and 1995, respectively. No interest income on these loans was recognized or received in 1996 and 1995.

Loans having carrying values of $73 and $340 were transferred to foreclosed real estate in 1996 and 1995, respectively.

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

The aggregate amount of loans to executive officers and directors of the Corporation were $648, and $637 at September 30, 1996, and 1995, respectively. During 1996 repayments on loans to executive officers and directors aggregated $132 and loans originated aggregated $142.

 (4)  Loan Servicing (in thousands)

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans serviced for others was $41,133 and $44,452 at September 30, 1996 and 1995, respectively.

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately, $235 and $239 at September 30, 1996 and 1995, respectively.

Mortgage servicing rights of $23 were capitalized in 1996 with a carrying value of $21 at September 30, 1996. The valuation allowance on September 30, 1996 and changes in the valuation allowance during this period were not significant.

Capitalized mortgage servicing rights and excess servicing receivables are summarized as follows:

                                                 September 30,
                                            -------------------------
                                             1996    1995     1994
                                            ------- -------- --------
Beginning balance, net of
  accumulated amortization                   $ 155    $ 163    $ 132
Amounts capitalized                             23        3       55
Amortization                                   (18)      (9)     (14)
Valuation adjustments                           (3)      (2)     (10)
                                            ------  -------  -------
Balance, end of period                       $ 157    $ 155    $ 163
                                            ======= ======== ========


 (5)  Foreclosed Real Estate

Gain on foreclosed real estate, including net revenues from operations, was not material for the three years ended September 30, 1996. The Bank held no foreclosed real estate at September 30, 1996 and 1995.

 (6)  Premises and Equipment (in thousands)

Premises and equipment are summarized as follows:

                                                     September 30,
                                                    -----------------
                                                      1996     1995
                                                    -------- --------
Land                                                $   490  $   490
Buildings and improvements                            3,592    3,514
Furniture, equipment and
  automobiles                                         2,598    2,708
Leasehold improvements                                  142       26
                                                   -------- --------
Total costs                                           6,822    6,738
Less accumulated depreciation                         3,094    2,980
                                                   -------- --------
Total                                               $ 3,728  $ 3,758
                                                   ======== ========



At September 30, 1996, the Bank was obligated under noncancelable operating leases for office space. Net rental expense under operating leases, included in occupancy and equipment, was $39, $69, and $76 for the years ended September 30, 1996, 1995, and 1994, respectively.

The projected minimum rental commitments under the terms of the leases at September 30, 1996, are as follows:

                                   Rental Income    Rental Expense
Fiscal                               as Lessor        as Lessor
------                               ---------        ---------
1997                                $   14           $   34
1998                                    10               26
                                    ------           ------
                                    $   24           $   60
                                   ========         ========


 (7)  Deposits  (in thousands)

The aggregate amount of short-term  jumbo CDs, each with a minimum  denomination
of  $100,000,   was   approximately   $16,008  and  $14,228  in  1996  and  1995
respectively.

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued




Interest expense on deposits is summarized as follows:

                                                 September 30,
                                            -------------------------
                                              1996    1995     1994
                                            ------- -------- --------
Savings accounts                            $1,576   $1,669   $1,496
Demand deposits                                443      673      796
Certificates of deposit                      6,243    4,411    3,810
                                            ------- -------- --------
                                            $8,262   $6,753   $6,102
                                            ======= ======== ========



At September 30, 1996, the scheduled maturities of certificates of deposit are as follows:

                          Years Ending September 30,
                          --------------------------
                                   1997                      $ 80,721
                                   1998                        22,438
                                   1999                         9,405
                                   2000                             -
                                   2001 and thereafter            575
                                                             --------
                                                             $113,139
                                                             ========


 (8)  Borrowed Funds  (in thousands)

Borrowings by the Bank from the Federal Home Loan Bank of Des Moines (FHLB) are summarized as follows:

                                             September 30,
                                   ----------------------------------
                                          1996             1995
                                   ---------------- -----------------
Fiscal Year of Maturity

                                           Weighted         Weighted
                                   Amount    Rate   Amount     Rate
                                   -------- ------- -------- -------
1996                               $     -       -  $12,300   5.96%
1997                                 22,100    5.74    1,600   6.84
1998                                 56,900    5.80   40,900   5.90
1999                                  3,000    6.55        -     -
2000                                  7,693    6.11    8,007   6.16
2001                                 15,000    6.00        -     -

Line of Credit from FHLB             10,000  variable 11,000  variable
                                   -------- ------- -------- --------
                                   $114,693    5.88% $73,807   5.82%
                                   ========         ========



At September 30, 1996, borrowed funds are collateralized by stock in the FHLB, first mortgage loans with carrying value of $147,435 and mortgage-backed securities with carrying values of $45,250 under a collateral agreement. The line of credit has a variable rate of interest that is adjusted daily based on the FHLB's short-term investment return. The interest rate on the line of credit was 6.18% and 6.02% at September 30, 1996, and 1995, respectively. The total amount available to the Bank on its line of credit was $15,000 and $14,000 at September 30, 1996 and 1995, respectively.

 (9)  Employee and Stock Benefit Plans  (in thousands except shares)

Simplified Employee Pension Plan
The Bank has a Simplified Employee Pension Plan (SEPP) covering all qualifying employees meeting certain eligibility requirements. Contributions are determined annually by the Board of Directors. The Bank had no expense for the years ended September 30, 1996 and 1995, and the Bank's expense was $339 for the year ended September 30, 1994.

Salary Continuation Plans
The Bank has adopted insured salary continuation plans for the benefit of selected members of management by providing them with retirement and death benefits. The estimated liability under the agreements is charged to income over the expected remaining years of employment. The Bank's policy is to fund the costs accrued with insurance contracts. Salary continuation expense amounted to $134, $141, and $60 for the three years ended September 30, 1996, respectively.

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


Employee Stock Ownership Plan
At the time of the stock conversion, the Bank established an Employee Stock Ownership Plan (ESOP) covering all employees, over the age of 21, with at least one year of service and who work at least 1,000 hours during a plan year. The ESOP borrowed funds from the Corporation to purchase a total of 359,720 shares of the Corporation's Common Stock, the loan being collateralized by the Common Stock. Contributions by the Bank, along with dividends received on unallocated shares, are being used to repay the loan with shares being released from the Corporation's lien proportional to the loan repayments. Annually, on September 30, the released shares are allocated to the participants in the same proportion that their wages bear to the total compensation of all of the participants. Unreleased ESOP shares are not considered outstanding in calculating earnings per share.

The Corporation presents these financial statements in accordance with the AICPA Statement of Position (SOP) No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The price of the shares issued and unreleased are charged to unearned compensation, a contra-equity account, and shares released are reported as compensation expense equal to the current market value price of the released shares. Dividends paid on allocated shares are charged to retained earnings and those on unallocated shares are charged to expense. The total amount charged to expense in the fiscal year ended September 30, 1996 and 1995 was $449 and $525, respectively.

A summary of the ESOP share allocation is as follows:

                                                     September 30,
                                                    -----------------
                                                      1996     1995
                                                    -------- --------
Shares allocated beginning of year                   49,461        -

Shares allocated during year                         38,409   49,461

Unreleased shares                                   271,850  310,259
                                                   -------- --------
Total ESOP shares                                   359,720  359,720
                                                   ======== ========

Fair value of unreleased shares                    $  3,466 $  4,074

                                                   ======== ========


Management Stock Plan
The Bank established the Management Stock Plan (MSP) for key officers during the year ended September 30, 1995. Following shareholder approval of the MSP on January 17, 1995, the Bank purchased 179,860 shares of the Corporation's common stock in the open market at $10.59 per share to be awarded to officers in accordance with the provisions of the MSP. The cost of the shares awarded under these plans are recorded as unearned compensation, a contra equity account, and are recognized as an expense in accordance with the vesting requirements under the plan. For the fiscal year ended September 30, 1996, and 1995, the amount included in compensation expense was $290 and $218, respectively

                            Unawarded     Awarded
                            Shares        Shares
                            -------       --------
 Purchased by Plan          179,860             -
 Granted                   (136,896)      136,896
 Vested                           -             -
                            -------      --------
 At September 30, 1995       42,964       136,896
                            -------      --------
 Granted                          -             -
 Vested                           -        27,379
                            -------      --------
 At September 30, 1996       42,964       109,517
                            =======      ========


Stock Option Plan
The Corporation established a stock option plan for directors, officers and employees. The stock option plan was approved by shareholders on January 17, 1995, and in accordance with the terms of the plan, the exercise price was established at $9.50 per share, the fair market price on the date of shareholder approval. Awards made under the plan may be incentive stock options as defined by Section 422 of the Internal Revenue Code of 1986 or options that do not qualify. All options expire on January 16, 2005.

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



The following table summarizes the stock option transactions:

                            Available           Options
                            for Grant         Outstanding
                            -------            --------
 At inception                449,650                 -
 Granted                    (442,163)          442,163
 Exercised                         -            (3,405)
                             -------          --------
 At September 30, 1995         7,487           438,758
                             -------          --------
 Granted                           -                 -
 Exercised                         -            (6,000)
                             -------          --------
 At September 30, 1996         7,487           432,758
                             =======          ========


(10)  Income Taxes  (in thousands)

The Corporation and its Subsidiary file consolidated income tax returns. Income tax expense (benefit) is summarized as follows:

                                                 September 30,
                                            -------------------------
                                              1996    1995     1994
                                            ------- -------- --------
Current
     Federal                                $1,263   $1,274  $   583
     State                                     403      424      186
                                            ------- -------- --------
          Subtotal                           1,666    1,698      769
                                            ------- -------- --------
Deferred
     Federal                                  (423)    (148)      45
     State                                    (142)     (49)      14
                                            ------- -------- --------
          Subtotal                            (565)    (197)      59
                                            ------- -------- --------
              Total income tax provision    $1,101   $1,501  $   828
                                            ======= ======== ========


The State of Minnesota follows the Internal Revenue Code for the determination of taxable income, in connection with temporary differences. The State portion of deferred tax assets and liabilities is approximately 25 percent.

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that can create deferred tax assets and liabilities are as follows:

                                                     September 30,
                                                    -----------------
                                                      1996     1995
                                                    -------- --------
Deferred tax assets:
     Deferred compensation                          $   396  $   286
     Deferred net loan fees                             297      238
     Deferred SAIF premium                              417        -
     Securities unrealized loss                         423      522
     Allowance for loan losses                          314      309
                                                   -------- --------
          Subtotal                                    1,847    1,355

     Less:  Valuation allowance                         172      183
                                                   -------- --------
                    Total                             1,675    1,172
                                                   -------- --------
Deferred tax liabilities:
     FHLB Stock                                         241      209
     Tax bad debt reserves                              252      190
     Premises and equipment                             273      244
     Installment obligation sale
       of former building                                30       30
     Mortgage servicing rights                            8        -
     Discount of loans                                   21       39
     Section 475 "For Sale Assets"                      273      360
                                                   -------- --------
                    Total                             1,098    1,072
                                                   -------- --------
Net deferred tax asset                               $  577   $  100
                                                   ======== ========


The valuation allowance was established to reduce the deferred tax asset related to the unrealized loss on equity securities because management is uncertain that more likely than not it will be realized. The Bank has paid sufficient taxes in prior carryback years which will enable it to recover the balance of the net deferred tax assets, and therefore, no additional valuation allowance was required at September 30, 1996 and 1995.

The actual income tax expense varied from the expected tax expense (computed by applying the United States federal corporate income tax rate of 34 percent to earnings before income taxes) as follows:

                                            Years Ended September 30,
                                            -------------------------
                                             1996    1995     1994
                                            ------- -------- --------
Computed "expected" tax expense            $  941   $1,273   $   667
Exempt dividends                              (20)      (5)        -
State income taxes, net of
  federal tax benefit                         173      247      130
Other, net                                      7      (14)      31
                                          ------- -------- --------
 Total income tax provision                $1,101   $1,501   $  828
                                          ======= ======== ========


If certain conditions are met, savings and loan associations were allowed a special bad debt deduction in determining income for tax purposes, based on a specified experience formula or a percentage of taxable income before such deduction. The Bank used the percentage method in fiscal 1996.

Retained earnings at September 30, 1996, includes $6,492 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad-debt deductions for tax purposes only that arose in tax years beginning before September 30, 1988, (that is, the base-year amount). Reduction of the amount so allocated for purposes other than tax bad-debt losses or adjustments arising from this carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income-tax rate. The unrecorded deferred income-tax liability on the above amount was approximately $2,600 at September 30, 1996.

On August 31, 1996 legislation was signed into law which repealed the percentage of taxable income method for tax bad debt deductions. The repeal is effective for the Bank's taxable year beginning October 1, 1996. In addition, the legislation requires the Bank to include in taxable income its bad debt reserves in excess of its base year reserves over a six, seven, or eight year period depending upon the attainment of certain loan origination levels. Since the percentage of taxable income method for bad debt deduction and the corresponding increase in the tax bad debt reserve in excess of the base year have

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


been recognized as temporary differences pursuant to SFAS No. 109, this change in the tax law will not have a material effect on the Corporation's operations or financial condition.

(11)  Contingencies  (in thousands)

Loans Sold
During 1982, the Bank sold loans subject to recourse provisions. The balance of these loans at September 30, 1996, and 1995 was $413 and $465, respectively. The loans had interest rates ranging from 9.50% to 9.875% with an original balance of $3,400 and were sold to FHLMC.

(12)  Regulatory Capital  (in thousands)

The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The OTS includes an interest rate risk component in its risk based capital requirements. Institutions with a greater than normal interest rate risk exposure (as defined) must take a deduction - from the total capital available to meet their risk based capital requirement - equal to half the difference between the institution's actual measured exposure and a defined normal level of exposure.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of tangible and Tier 1 capital (as defined) to adjusted total assets (as defined). Management believes, as of September 30, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1996, and 1995, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual regulatory capital amounts, with reconciliation to the Corporation's investment in the Bank determined in accordance with Generally Accepted Accounting Principles (GAAP), and ratios as of September 30, 1996, are also presented in the table below.

                                                                                To Be Well
                                                                             Capitalized Under
                                                          For Capital        Prompt Corrective
                                             Actual     Adequacy Purposes    Action Provisions
                                           ---------    -----------------    -----------------

GAAP capital                                $38,856
Add:  Unrealized losses on debt
       securities held for sale                 383
                                            -------
Tangible capital and ratio to
       adjusted total assets                $39,239      11.3%     $ 5,218     1.5%
                                           ------------------       ---------------
Tier 1 (Core) capital and
       ratio to adjusted total assets       $39,239      11.3%     $10,436     3.0%  $17,393        5.0%
                                           ------------------      ----------------  -------------------
Tier 1 capital and ratio to
       risk-weighted assets                 $39,239      22.3%     $7,023      4.0%  $10,534        6.0%
                                                    ----------     ----------------  -------------------
Tier 2 capital, allowance
        for loan losses                         776
                                            -------
Total risk-based capital
        and ratio to risk-weighted assets   $40,015      22.8%     $14,046     8.0%%  $17,557      10.0%
                                           ==================      =================  ==================

The Bank may not declare or pay cash dividends to the Corporation if the effect would be to reduce GAAP capital below applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements.

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued


(13)  Concentration of Credit Risk (in thousands)

The Bank is primarily engaged in originating real estate loans in the Minnesota counties of McLeod, Dakota, Meeker, Wright, Carver, Washington and Sibley. The Bank offers fixed and adjustable rates of interest on these loans which have amortization terms ranging up to thirty years. In addition, the Bank purchases loans secured by one-to-four family residences located within Minnesota which have been originated by other financial institutions. The loans are generally originated on the basis of not more than an 80% loan-to-value ratio, which has historically provided the Bank with more than adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values in the primary lending area will deteriorate, thereby potentially impairing collateral values in the primary lending area. However, management believes that real estate values are presently stable in its primary lending area and that loan loss allowances have been provided for in amounts commensurate with its current perception of the foregoing risks in the portfolio.

The Corporation had cash on deposit in a financial institution in excess of Federal deposit insurance limits of approximately $3,463 at September 30, 1996.

(14)  Financial Instruments (in thousands)

The Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and forward commitments to purchase securities. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amount of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are unused lines of credit and loan commitments which are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since some of the commitments may be expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Typically, the Bank issues letters of credit to municipalities and generally does not require collateral for standby letters of credit.

Forward commitments to purchase securities and mortgages involve an agreement whereby the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates.

Forward commitments to sell mortgages involve an agreement whereby the bank agrees to make delivery at a specified future date of a specified loan, at a specified price or yield. Risks arise from the possible inability on counterparties to meet the terms of their contracts and from movements in loan values and interest rates.

A summary of the notional amounts of the Bank's financial instruments at September 30, 1996 follows:
          Commitments to extend credit              $17,887
          Standby letters of credit                       5
          Forward commitments to purchase loans       1,494

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



The carrying value and fair value of the Corporation's financial assets and financial liabilities are as follows:

                                             September 30,
                                   ----------------------------------
                                         1996             1995
                                   ---------------- -----------------
                                   Carrying  Fair   Carrying  Fair
                                    Value    Value   Value    Value
                                   -------- ------- -------- --------
Financial assets:
Cash & cash equivalents            $11,756 $11,756  $14,855  $14,855
Investment securities               62,580  59,857   58,079   56,262
Mortgage-backed and related
  securities                        54,893  53,251   53,251   51,253
Loans held for sale                    443     453      230      251
Loans receivable, net              216,727  216,427 170,832  170,767
Accrued interest receivable          2,325   2,325    2,097    2,097

Financial liabilities:
Deposits                           189,074  189,300 171,516  171,827
Borrowings                         114,693  114,797  73,807   73,587



(15)     Effects of New Financial Accounting Standards

SFAS No. 123, "Accounting for Stock-Based Compensation" - issued October, 1995, establishes a fair value based method of accounting for stock-based compensation plans. It encourages entities to adopt that method in place of the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", for all arrangements under which employees receive shares of stock or other equity instruments of the employer if the employer incurs liabilities to employees in amounts based on the price of its stock. The Corporation will continue using the accounting methods prescribed by APB Opinion No. 25 and beginning in October, 1996, will disclose in the footnotes information on a fair value basis for its stock-based compensation plans.

SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" - issued June, 1996, establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial-components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the reporting entity, and the derecognition of financial assets and liabilities when control is extinguished. Liabilities and derivatives incurred or obtained by transferors in conjunction with the transfer of financial assets are required to be measured at fair value, if practicable. Servicing assets and other retained interest in transferred assets are required to be measured by allocating the previous carrying amount between the assets sold, if any and the interest that is retained, if any, based on the relative fair value of the assets at the date of transfer. The Corporation will prospectively adopt this statement for transactions entered into after December 31, 1996.

Management believes adoption of the above-described Statements will not have a material effect on financial position and the results of operations, nor will adoption require additional capital resources.

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued



(16)   Parent Only Condensed Financial Information  (in thousands)

This information should be read in conjunction with the other Notes to Consolidated Financial Statements. Stockholders' equity differs from the consolidated statements by the amount of consolidating ESOP adjustments. The investment in the Bank subsidiary is carried net of the Banks' unrealized loss on securities available for sale.

                        STATEMENT OF FINANCIAL CONDITION

                                                           September 30,
                                                         -----------------
 ASSETS                                                   1996      1995
                                                         --------  -------
    Cash and cash equivalents                            $3,772   $5,619
    Investment securites available for sale                 399      402
    Investment securities held to maturity                4,560   10,648
    Investment in Bank subsidiary                        38,856   40,525
    Loan to Bank ESOP                                     2,718    3,103
    Other assets                                             76      171
                                                       --------  -------

                                                        $50,381  $60,468
                                                       ========  =======
 LIABILITIES AND STOCKHOLDERS' EQUITY
    Other liabilities                                   $    14  $    13

    Stockholders'  equity:
      Common stock                                          450      450
      Additional paid-in capital                         43,150   43,069
      Unrealized gain on securities available for sale        1        4
      Treasury stock                                    (13,095)  (2,589)
      Unearned MSP stock                                 (1,398)   (1,688)
      Retained earnings                                  21,259   21,209
                                                       --------  -------
                  Total stockholders' equity             50,367   60,455
                                                       --------  -------

                                                        $50,381  $60,468
                                                       ========  =======


                               STATEMENT OF INCOME

                                                       Years Ended September 30,
                                                       -------------------------
  Income:                                                  1996      1995
                                                         --------  -------
   Dividends from Bank subsidiary                        $  3,500  $ 1,686
    Interest from
      Bank's ESOP loan                                        254      306
      Investments                                             641    1,072
                                                         --------  -------
                                                            4,395    3,064

 Expense:
    Non-interest expense                                      474      430
                                                         --------  -------
 Income before income taxes and equity in undistributed
    net income of Bank subsidiary                           3,921    2,634
 Income tax expense                                           154      380
                                                         --------  -------
                                                            3,767    2,254

 Equity (loss) in undistributed net
   income of Bank subsidiary                               (2,100)     371
                                                         --------  -------
 Net income                                              $  1,667  $ 2,625
                                                          ========  =======

                  FSF FINANCIAL CORP. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued




(16) Parent Only Condensed Financial Information - Continued (In thousands)

                             STATEMENT OF CASH FLOWS

                                   Years Ended September 30,
                                   -------------------------
                                      1996      1995
                                     --------  -------


 Cash flows from operating activities:
    Net Income                                              $  1,667  $  2,625
    Adjustments:
      (Equity) loss in undistributed net income of
         Bank subsidiary                                       2,100      (371)
      (Increase) decrease in other assets                         97      (171)
      Increase (decrease) in other liabilities                    (7)       13
      Others                                                      85         -
                                                            --------  --------
 Net cash provided by operations                               3,942     2,096
                                                            --------  --------

 Cash flows from investing activities:
    Proceeds from maturities of investments                    8,650     1,000
    Purchase of investment securities                         (2,559)  (12,088)
    Loan to ESOP                                                   -    (3,597)
    Purchase of subsidiary stock                                   -   (21,735)
                                                            --------  -------
 Net cash provided by (used in) investing activities           6,091   (36,420)
                                                            --------  --------

 Cash flows from financing activities:
    Net proceeds from sale of stock                                -    43,519
    Payments received on ESOP bank loan                          385       494
    Purchases of treasury stock                              (10,559)   (2,589)
    Proceeds from sale of stock                                   52        32
    Payments of cash dividends                                (1,758)   (1,513)
                                                            --------  --------
 Net cash provided by (used in) financing activities         (11,880)   39,943
                                                            --------  --------

 Increase (decrease) in cash and cash equivalents             (1,847)    5,619
 Cash and cash equivalents:
    Beginning of year                                          5,619         -
                                                            --------  --------
    End of year                                             $ 3,772   $  5,619
                                                            ========  ========

                       FSF Financial Corp. and Subsidiary
                  Selected Quarterly Financial Data (Unaudited)
                    For Three Years Ended September 30, 1996
                     (In thousands except per share amounts)

                                                      First     Second      Third      Fourth
                                                     Quarter    Quarter    Quarter    Quarter      Year
                                                   --------------------------------------------------------
Fiscal 1996
 Interest income                                     $   5,488 $    5,583  $   5,898  $    6,275  $  23,244
 Interest expense                                        3,219      3,335      3,427       3,628     13,609
                                                   --------------------------------------------------------
 Net Interest Income                                     2,269      2,248      2,471       2,647      9,635
 Provision for loan losses                                   6          6         15          15         42
 Gain on sale of assets                                      5          9          3          21         38
 Net income                                          $     421 $      460  $     684         103  $   1,668
 Primary earnings per share of common stock:
      Net income                                          0.11       0.13       0.21        0.03       0.48
 Cash dividends declared per share                   $   0.125  $   0.125  $   0.125   $   0.125  $    0.50
 Market range:
      High bid                                       $   13.50  $   13.50  $   13.00  $    13.25  $   13.50
      Low bid                                        $   12.38  $   12.38  $   11.50  $    11.38  $   11.38

Fiscal 1995
 Interest income                                     $   4,451  $   4,604  $   4,836  $    5,188  $  19,079
 Interest expense                                        1,973      2,149      2,523       2,827      9,472
                                                   --------------------------------------------------------
 Net Interest Income                                     2,478      2,455      2,313       2,361      9,607
 Provision for loan losses                                   6          6          6           6         24
 Gain on sale of assets                                      4          -          -           2          6
 Net income before cumulative effect of change
      in accounting principle                              687        565        531         460      2,243
 Net income                                          $   1,069  $     565  $     531  $      460  $   2,625
 Primary earnings per share of common stock:
      Net income before cumulative effect of
           change in accounting for securities       $    0.17  $    0.14  $    0.14  $     0.12  $    0.57
      Net income                                          0.26       0.14       0.14        0.12       0.67
 Cash dividends declared per share                         N/A  $   0.125  $   0.125  $    0.125  $   0.375
 Market range:
      High bid                                       $   10.50  $   10.75  $   12.00  $    13.13  $   13.13
      Low bid                                        $    7.50  $    9.00  $   10.00  $    11.13  $    7.50

Fiscal 1994
 Interest income                                     $   3,747  $   3,669  $   3,806  $    4,098  $  15,320
 Interest expense                                        1,873      1,799      1,857       2,015      7,544
                                                   --------------------------------------------------------
 Net Interest Income                                     1,874      1,870      1,949       2,083      7,776
 Provision for loan losses                                   9         12          7           5         33
 Gain (loss) on sale of assets                              57         83      (402)         174       (88)
 Net income                                          $     391  $     329  $     284  $      131  $   1,135
 Earnings per  share                                       N/A        N/A        N/A         N/A        N/A


                               FSF Financial Corp.
                               -------------------


                                Corporate Office
                              201 Main Street South
                            Hutchinson, MN 55350-2573
                                 (320) 234-4500


                                FIRST FEDERAL fsb
                                -----------------
                                Office Locations

Hutchinson Main Office                      Hastings Office
201 Main Street South                       1320 South Frontage Road
Hutchinson, MN  55350-2573                  Hastings, MN  55033-2426
(320) 234-4500                              (612) 437-6169

Hutchinson South Office                     Apple Valley Office
905 Hwy. 15 South Frontage Road             14994 Glazier Avenue
Hutchinson, MN  55350                       Apple Valley, MN  55124-7498
(320) 234-4563                              (612) 432-6840

Buffalo Office                              Glencoe Office
19 Central Avenue, PO Box 338               1002 Greeley Avenue
Buffalo, MN  55313-0338                     Glencoe, MN  55336-2128
(320) 682-3035                              (320) 864-5541


Inver Grove Heights Office                  Litchfield Office
6505 Cahill Avenue East                     501 North Sibley Avenue, PO Box 577
Inver Grove Heights, MN  55076-2022         Litchfield, MN  55355-0577
(612) 455-1553                              (320) 693-2861


Waconia Office                              Waite Park Office
200 East Frontage Road, Hwy 5, PO Box 287   113 Waite Avenue South, PO Box 641
Waconia, MN  55387-0287                     Waite Park, MN
(612) 442-2141                              (320) 656-1133

                                 Winthrop Office
                       122 East Second Street, PO Box 424
                             Winthrop, MN 55396-0424
                                 (507) 647-5356

                   Our Board of Directors and Management Team

                    Board of Directors of FSF Financial Corp.

Donald A. Glas, Co-Chair of the Board    George B. Loban, Co-Chair of the Board

Richard H. Burgart                       Carl O. Bretzke

James J. Caturia                         Maurice P. Zweber

Jerome R. Dempsey                        Sever B. Knutson

Roger R. Stearns

                    Board of Directors of First Federal fsb

Donald A. Glas, Co-Chair of the Board    George B. Loban, Co-Chair of the Board

Richard H. Burgart                       Carl O. Bretzke

James J. Caturia                         Maurice P. Zweber

Jerome R. Dempsey                        Sever B. Knutson

Roger R. Stearns

                   Executive Officers of FSF Financial Corp.
                              and First Federal fsb

Donald A. Glas                           George B. Loban
Chief Executive Officer                  President

Richard H. Burgart                       Arliss M. Haag
Chief Financial Officer                  Corporate Secretary

--------------------------------------------------------------------------------

Corporate Counsel                        Special Counsel
Mackall Crounse & Moore                  Malizia, Spidi, Sloane & Fisch, P.C.
1400 AT&T Tower                          One Franklin Square
901 Marquette Avenue                     1301 K Street NW, Suite 700 East
Minneapolis, MN  55402                   Washington, DC  20005

Independent Auditors                     Transfer Agent and Registrar
Bertram Cooper & Co., LLP                American Securities Transfer, Inc.
110 Second Avenue SE                     1825 Lawrence
Waseca, MN  56093                        Denver, CO  80202