Form 10-K405, Exhibit 13
period 1997-09-30
FSF FINANCIAL CORP
filed 1997-12-16
CIK 924370

EXHIBIT 13

                               FSF FINANCIAL CORP.
                               1997 ANNUAL REPORT



--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------


Corporate Profile and Stock Market Information..............................1


Selected Financial and Other Data...........................................3


Letter to Stockholders......................................................4

Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............................5


Independent Auditors' Report...............................................16


Consolidated Statements of Financial Condition.............................17


Consolidated Statements of Income..........................................18


Consolidated Statements of Changes in Stockholders' Equity.................19


Consolidated Statements of Cash Flows......................................20


Notes to Consolidated Financial Statements.................................22


Selected Quarterly Financial Data..........................................38


Office Locations...........................................................39


Corporate Information......................................................40

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

The Bank attracts deposits from the general public and uses such deposits, together with borrowings and other funds, primarily to originate and purchase loans secured by first mortgages on owner-occupied, one-to-four family residences located in its market area and to invest in mortgage-backed and investment securities. The Bank also originates commercial real estate and multi-family loans, construction loans, and commercial business and consumer loans.

Stock Market Information

Since its issuance in October 1994, the Corporation's common stock has been traded on the Nasdaq National Market. The daily stock quotation for FSF Financial Corp. is listed in the Nasdaq National Market published in The Wall Street Journal, the St Paul Pioneer Press and Dispatch, and other leading newspapers under the trading symbol of "FFHH". For a listing of the stock price as published by the Nasdaq statistical report, see "Selected Quarterly Financial Data."


The number of stockholders of record of common stock as of the record date of December 1, 1997, was approximately 533. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 1, 1997, there were 3,009,715 shares issued and outstanding.

The following table sets forth the Corporation's net income and the dividends declared on the common stock:
                                                    Net               Dividends
                                                  Income               Declared
                                           ----------------      ---------------
                                                    (Dollars in thousands,
                                                   except per share amounts)
Quarter ended December 31, 1994
     Total                                         $ 1,069
     Per common share outstanding                     0.26                 None
Quarter ended March 31, 1995
     Total                                             565
     Per common share outstanding                     0.14                0.125
Quarter ended June 30, 1995
     Total                                             531
     Per common share outstanding                     0.14                0.125
Quarter ended September 30, 1995
     Total                                             460
     Per common share outstanding                     0.12                0.125
Quarter ended December 31, 1995
     Total                                             421
     Per common share outstanding                     0.11                0.125
Quarter ended March 31, 1996
     Total                                             460
     Per common share outstanding                     0.13                0.125
Quarter ended June 30, 1996
     Total                                             684
     Per common share outstanding                     0.21                0.125
Quarter ended September 30, 1996
     Total                                             103
     Per common share outstanding                     0.03                0.125
Quarter ended December 31, 1996
     Total                                             722
     Per common share outstanding                     0.24                0.125
Quarter ended March 31, 1997
     Total                                             725
     Per common share outstanding                     0.25                0.125
Quarter ended June 30, 1997
     Total                                             823
     Per common share outstanding                     0.29                0.125
Quarter ended September 30, 1997
     Total                                             854
     Per common share outstanding                     0.30                0.125



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

FSF FINANCIAL CORP.

------------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL AND OTHER DATA  (1)
Financial Condition (Dollars in Thousands)
------------------------------------------------------------------------------------------------------------------------------------
September 30,                                            1997             1996             1995             1994             1993
------------------------------------------------------------------------------------------------------------------------------------

Total assets                                         $  388,135       $  354,636       $  304,605       $  281,467       $  217,672
Loans held for sale                                         204              443              230              729           21,576
Loans receivable, net                                   260,390          216,727          170,921          116,591           99,370
Mortgage-backed securities                               38,539           38,557           37,110           33,267           30,702
Mortgage-backed securities available for sale            16,699           16,336           16,141           16,338           16,979
Debt securities                                          37,876           44,349           41,914           22,897           28,175
Debt securities available for sale                        1,000                -                -                -                -
Equity securities available for sale                     19,311           18,231           16,165           14,172                -
Cash and cash equivalents (2)                             6,135           11,756           14,855           69,991           14,666
Savings deposits                                        208,246          189,074          171,516          156,479          164,827
Other borrowings                                        133,817          114,693           73,807           37,688           30,472
Stockholders' equity                                     43,362           47,649           57,351           20,508           19,873

Summary of Operations (Dollars in Thousands)  (3)
------------------------------------------------------------------------------------------------------------------------------------
Year Ended September 30,                                 1997             1996             1995             1994             1993
------------------------------------------------------------------------------------------------------------------------------------

Interest income                                     $    27,315      $    23,244      $    19,079      $    15,320      $    14,728
Interest expense                                         16,346           13,609            9,472            7,544            7,282
Net interest income                                      10,969            9,635            9,607            7,776            7,446
Provision for loan losses                                   120               42               24               33               47
Non-interest income                                       1,510            1,354            1,127              184            1,684
Non-interest expense (4)                                  7,130            8,178            6,966            5,964            5,339
Income before cummulative effect
     of change in accounting principle                    3,124            1,668            2,243            1,135            2,464
Net income                                                3,124            1,668            2,625            1,135            2,464

Other Selected Data
------------------------------------------------------------------------------------------------------------------------------------
Year Ended September 30,                                 1997             1996             1995             1994             1993
------------------------------------------------------------------------------------------------------------------------------------

Return on average assets before cum. eff.                  0.84%            0.69%            0.82%            0.50%            1.27%
Return on average assets after cum. eff.                   0.84%            0.69%            0.95%            0.50%            1.27%
Return on average equity before cum. eff.                  6.87%            4.25%            3.83%            5.58%           14.78%
Return on average equity after cum. eff.                   6.87%            4.25%            4.48%            5.58%           14.78%
Average equity to average assets                          12.25%           15.93%           21.31%            8.96%            8.57%
Net interest rate spread (5)                               2.54%            2.36%            2.78%            3.41%            3.73%
Non-performing assets to total assets                      0.14%            0.06%            0.12%            0.20%            0.38%
Allowance for loan losses to total loans                   0.30%            0.33%            0.41%            0.61%            0.57%
Earnings per share before cum. eff.                  $     1.06       $     0.48       $     0.57              N/A              N/A
Earnings per share after cum. eff.                   $     1.06       $     0.48       $     0.67              N/A              N/A
Cash dividends declared per share                    $     0.50       $     0.50       $    0.375              N/A              N/A

---------------------------------------------------
(1) The financial statements and other selected data as of and for the period ended September 30, 1993 have been restated to reflect First State Federal's merger with First Federal of Hastings, which was accounted for as a pooling-of-interests.
(2) Consists of cash due from banks, interest-bearing deposits, and other investments with original maturities of less than three months.
(3) The cumulative effect of the change in accounting for debt securities as a pro-forma adjustment to prior years operations would result in an increase in non-interest income for fiscal 1994 by $681 and net income would increase by $382.
(4) Includes a one-time special assessment of $1,030,000 to recapitalize the SAIF for the year ended September 30, 1996.
(5) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities

To Our Stockholders:

The year ended September 30, 1997, provided many challenges, which were met, and many opportunities, which were capitalized on. For our stockholders, this year also marked a significant achievement for FSF Financial Corp. stock. Our stock price has approximately doubled since our conversion three years ago.

Earnings per share were $1.06 for the fiscal year compared with $0.48 for the 1996 fiscal year. Stockholders' equity, as a percentage of total assets, decreased to 11.2% at September 30, 1997, from 13.4% at September 30, 1996. This was accomplished by a combination of internal growth and stock repurchases completed during the year that totaled 473,884 shares. These repurchases have the effect of decreasing stockholders' equity while increasing earnings per share for you, our stockholders.

Fiscal year 1997 saw mortgage originations and purchases exceed $70.7 million, land and commercial real estate originations and purchases were $25.4 million, and consumer originations and purchases totaled more than $31.6 million. This activity led to an increase in our loan portfolio of more than $50.4 million and an increase in total assets of more than 9.4%. Lending will continue to be an important part of our asset generation, with a greater emphasis on adjustable-rate and "prime-based" products, while not compromising our risk standards. Our private banking department will continue to grow and we recently hired a veteran agricultural lender.

Our  emphasis   continues  to  be  customer   service  and  increased   customer
relationships. The success of our "Master Money" check card and "Telephone Banking" has provided customers with increased access to funds, while still continuing to provide excellent face-to-face customer service at no charge.

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

Asset/Liability Management

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

Management attempts to reduce the Bank's interest rate risk by the way it structures its assets and liabilities. The Bank sells all fixed rate mortgages with contractual terms of greater than 20 years and has primarily focused its residential lending programs on loans with either adjustable interest rates or balloon provisions. These loans provide the Bank with a repricing time frame which is substantially shorter than the contractual term. During the 1997 fiscal year, the Bank originated $24.9 million of single family mortgage loans which have initial fixed rates for terms of one to ten years and then adjust annually off a treasury index thereafter. The Bank also originated $14.3 million of single family mortgage loans that have a balloon payment due in three to seven years. Originations of construction and land development loans, which generally have a contractual maturity of two years or less, totaled $22.0 million. At September 30, 1997, $147.3 million of real estate mortgages were adjustable rate mortgages, balloon mortgages, or construction and land development loans, representing 63% of total mortgages and 38% of total assets.

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

The table that follows sets forth the amounts of interest-earning assets and interest-bearing liabilities at September 30, 1997, which are expected to reprice or mature in each of the future time periods shown.

                                                Analysis of Repricing Mechanisms

                                                                    Over One             Over Five
                                                      Within        to Five               to Ten          Over Ten
                                                      One Year       Years                 Years           Years          Total
                                                ----------------  ------------     ------------------ --------------   ------------
                                                                           (Dollars in Thousands)
Interest-earning assets:
   Mortgage loans                                 $      64,896    $   86,305         $       51,950   $      8,767     $  211,918
   Other loans                                           37,287         9,892                  2,349              -         49,528
   Investment securities                                 76,058        12,071                 13,095         15,846        117,070
                                                ----------------  ------------     ------------------ --------------   ------------
Total interest-earning assets                           178,241       108,268                 67,394         24,613        378,516
                                                ----------------  ------------     ------------------ --------------   ------------
Interest-bearing liabilities:
   Noninterest bearing deposits                               -             -                      -              -              -
   NOW and Super now accounts                            25,351             -                      -              -         25,351
   Savings accounts                                      47,847             -                      -              -         47,847
   Money market deposit accounts                          2,708             -                      -              -          2,708
   Certificates                                          75,639        55,601                  1,100              -        132,340
   Other borrowed money                                  98,400        35,417                      -              -        133,817
                                                ----------------  ------------     ------------------ --------------   ------------
Total interest-bearing liabilities                      249,945        91,018                  1,100              -        342,063
                                                ----------------  ------------     ------------------ --------------   ------------

Interest sensitivity gap                          $     (71,704)    $   17,250         $       66,294    $    24,613    $    36,453
                                                ================  ============     ================== ==============   ============

Cumulative interest sensitivity gap               $     (71,704)   $  (54,454)         $       11,840    $    36,453
                                                ================  ============     ================== ==============
Cumulative ratio of interest-earning assets
   to interest-bearing liabilities                         0.71%         0.84%                  1.03%          1.11%
                                                ================  ============     ================== ==============
Cumulative ratio of cumulative interest
   sensitivity gap to total assets.                      -18.47%       -14.03%                  3.05%          9.39%
                                                ================  ============     ================== ==============

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

Market Risk Management

Market risk is the risk of loss arising from adverse changes in market prices and rates. The Bank's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Bank's net interest income or the economic value of its portfolio of assets, liabilities and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Bank's primary market risk exposures and how those exposures are managed in Fiscal 1997 have changed when compared to Fiscal 1996. Market risk limits have been established by the Board of Directors based on the Bank's tolerance for risk.

The Bank primarily relies on its Net Portfolio Value Model (the Model) to measure its susceptibility to interest rate changes. Net portfolio value (NPV) is defined as the present value of expected cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus or minus the present value of net expected cash flows from existing off-balance sheet contracts. The Bank does not currently own any derivative financial instruments whose values are determined from underlying instruments or market indices, and whose notional or contractual amounts would not be recognized in the financial statements. The Model estimates the current economic value of each type of asset, liability, and off-balance sheet contract after various assumed instantaneous, parallel shifts in the Treasury yield curve both upward and downward.

The NPV Model uses an option-based pricing approach to value one to four family mortgages, mortgages serviced by others, and firm commitments to buy, sell, or originate mortgages. This approach makes use of an interest rate simulation program to generate numerous random interest rate paths that, in conjunction with a prepayment model, are used to estimate mortgage cash flows. Prepayment options and interest rate caps and floors contained in mortgages and mortgage-related securities introduce significant uncertainty in estimating the timing of cash flows for these instruments that warrants the use of this sophisticated methodology. All other financial instruments are valued using a static discounted cash flow method. Under this approach, the present value is determined by discounting the cash flows the instrument is expected to generate by the yields currently available to investors from an instrument of comparable risk and duration.

The following table sets forth the present value estimates of the Bank at September 30, 1997, as calculated by its NPV Model. The table shows the NPV of the Bank under rate shock scenarios of -400 basis points to +400 basis points in increments of 100 basis points. As market rates increase, the market value of the Bank's large portfolio of mortgage loans and securities declines significantly and prepayments are slow. As rates decrease, the market value of mortgage loans and securities increase only modestly due to prepayment risk, periodic rate caps, and other embedded options. Actual changes in market value will differ from estimated changes set forth in this table due to various risks and uncertainties.
    Changes in Interest
       Rates in Basis                     Net Portfolio Change                                          NPV as % of Assets
                         -------------------------------------------------------------    ---------------------------------------
    Points (Rate Shock)     $ Amount               $ Change               Change %               NPV Ratio          Change
                         ---------------    ------------------    --------------------    ------------------    -----------------
                                                (Dollars in thousands)

          +400 bp        $       30,276              (13,518)                 (30.87) %                8.42          (280) bp
          +300 bp                33,191              (10,603)                 (24.21)                  9.06          (217) bp
          +200 bp                36,390               (7,404)                 (16.91)                  9.73          (149) bp
          +100 bp                39,911               (3,883)                  (8.87)                 10.45           (77) bp
             0 bp                43,794                    -                       -                  11.22             -
          -100 bp                48,091                4,297                    9.81                  12.05            82  bp
          -200 bp                52,858                9,064                   20.70                  12.93           171  bp
          -300 bp                58,163               14,369                   32.81                  13.87           265  bp
          -400 bp                64,087               20,293                   46.34                  14.89           366  bp

                                       7

Average Balances

The following table sets forth information relating to the Corporation's average yield on assets and average cost of liabilities for the periods indicated. The yields and costs are computed by dividing income or expense by the average balance of interest-earning assets and interest-bearing liabilities, respectively, for the periods indicated. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances has caused any material difference in the information presented.

                                                                                Years Ended September 30,
                                         -------------------------------------------------------------------------------------------
                                                           1997                           1996                        1995
                                         -------------------------------------------------------------------------------------------
                                                                  Average                        Average                     Average
                                              Average     Income/  Yield/     Average    Income/ Yield/    Average    Income/ Yield/
                                              Balance     Expense   Cost      Balance    Expense  Cost     Balance    Expense  Cost
                                         -------------------------------------------------------------------------------------------
                                                      (in thousands)                 (in thousands)              (In thousands)
Interest-Earning Assets
   Loans receivable (1)                       $237,475   $20,066    8.45%   $ 193,202   $16,077   8.32%  $ 142,711  $  11,221  7.86%
   Mortgage-backed securities                   55,062     3,384    6.15%      54,208     3,270   6.03%     51,984      3,504  6.74%
   Investment securities (2)                    66,734     3,865    5.79%      69,676     3,897   5.59%     70,762      4,354  6.15%
                                         ------------------------         ----------------------        ----------------------
      Total interest-earning assets           $359,271    27,315    7.60%   $ 317,086    23,244   7.33%  $ 265,457     19,079  7.19%
                                         ------------------------         ----------------------        ----------------------
Interest-Bearing Liabilities
   NOW and money market accounts              $ 27,463       389    1.42%   $  25,697       443   2.41%  $  27,923        673  2.41%
   Passbook savings                             48,381     1,524    3.15%      49,120     1,576   3.52%     47,519      1,669  3.51%
   Certificates of deposit                     127,211     7,426    5.84%     108,665     6,243   5.75%     86,518      4,411  5.10%
                                         ------------------------         ----------------------        ----------------------
      Total deposits                           203,055     9,339    4.60%     183,482     8,262   4.50%    161,960      6,753  4.17%
   FHLB advances                               120,093     7,007    5.83%      90,408     5,347   5.91%     52,688      2,719  5.16%
                                         ------------------------         ----------------------        ----------------------
      Total interest-bearing liabilities       323,148    16,346    5.06%     273,890    13,609   4.97%    214,648      9,472  4.41%
                                         ------------------------         ----------------------        ----------------------
Net Interest Income                                      $10,969                        $ 9,635                     $   9,607
                                                       ==========                     ==========                   ===========
Net Interest Rate Spread  (3)                                       2.54%                         2.36%                        2.78%
Net Interest Rate Margin  (4)                                       3.05%                         3.04%                        3.62%
Ratio of average interest-earning assets
  to average interest-bearing liabilities         1.11x                          1.16x                        1.24x
                                         ==============                   ============                      ===========

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

The accompanying notes are an integral part of these statements.

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

                                                                      Increase (Decrease) Due To
                                             -------------------------------------------------------------------------------
                                                 Rate                 Volume             Rate/Volume             Total
                                             ---------------      ---------------     ------------------     ---------------
Year Ended September 30, 1997 vs 1996:                                      (In Thousands)
Interest income:
   Loans Receivable                          $          247         $      3,684         $           58        $      3,989
   Mortgage-backed securities                            55                   51                      8                 114
   Investment securities                                117                 (164)                    15                 (32)
                                             ---------------      ---------------     ------------------     ---------------
      Total change in interest income                   419                3,571                     81               4,071

Interest expense:
   Savings accounts                                    (813)               1,849                     41               1,077
   FHLB Borrowings                                      (70)               1,754                    (24)              1,660
                                             ---------------      ---------------     ------------------     ---------------
      Total change in interest expense                 (883)               3,603                     17               2,737
                                             ---------------      ---------------     ------------------     ---------------
Net change in net interest income            $        1,302         $        (32)        $           64               1,334
                                             ===============      ===============     ==================     ===============

Year Ended September 30, 1996 vs 1995:
Interest income:
   Loans Receivable                          $          656         $      3,968         $          232        $      4,856
   Mortgage-backed securities                          (369)                 150                    (15)               (234)
   Investment securities                               (396)                 (67)                     5                (458)
                                             ---------------      ---------------     ------------------     ---------------
      Total change in interest income                  (109)               4,051                    222               4,164

Interest expense:
   Savings accounts                                     534                  897                     78               1,509
   Other liabilities                                    395                1,947                    286               2,628
                                             ---------------      ---------------     ------------------     ---------------
      Total change in interest expense                  929                2,844                    364               4,137
                                             ---------------      ---------------     ------------------     ---------------
Net change in net interest income            $       (1,038)        $      1,207         $         (142)       $         27
                                             ===============      ===============     ==================     ===============


Changes in Financial Condition

               General. Total assets increased from $354.6 million at September 30, 1996, to $388.1 million at September 30, 1997, an increase of $33.5 million or 9.4%. The Bank continues to experience good demand for loans and supplemented the internal loan originations ($119.2 million) with purchases of other loans ($8.5 million) that meet the interest rate risk and credit risk criteria established by management.

               Securities Available for Sale. Equity securities available for sale increased by $1.1 million during the 1997 fiscal year as a result of the purchase of additional stock in the Federal Home Loan Bank of Des Moines ("FHLB"). The additional stock purchase was required as FHLB borrowings increased. The net unrealized losses on securities available for sale decreased from $1.1 million at September 30, 1996 to $0.6 million at September 30, 1997. This decrease was primarily due to the market rate of interest decreasing compared to the contractual rate.

               Securities Held to Maturity. Debt securities held to maturity decreased from $44.3 million to $37.9 million due to maturities and the exercise of call options by issuers. Mortgage-backed securities held to maturity decreased from $38.6 million to $38.5 million during fiscal 1997. The net unrealized losses on securities held to maturity decreased from $4.3 million at September 30, 1996 to $1.8 million at September 30, 1997. These decreases were primarily due to the market rate of interest decreasing compared to the contractual rate.

               Loans Held for Sale. Loans held for sale decreased from $443,000 at September 30, 1996, to $204,000 at September 30, 1997. The Bank had no firm commitments to sell loans held for sale that were closed at September, 1997.

               Loans Receivable. Loans receivable increased from $216.7 million at September 30, 1996, to $260.4 million at September 30, 1997, an increase of $43.7 million or 20.2%. The increase was primarily comprised of increases in adjustable rate mortgages (ARMs), balloon mortgages, loans with short contractual maturities (i.e., consumer, construction and land development loans) and Home Equity Lines of Credit (HELOCs) that have an interest rate that adjusts to the prime rate as published in the Wall Street Journal.

               Deposits. Total deposits increased by $19.2 million, or 10.2% during the 1997 fiscal year. The increase in deposits can be primarily attributed to an increase in certificates of deposit. The increase in total deposits was accompanied by an increase in the weighted average cost of funds from 4.50% to 4.60% for the years ended September 30, 1996 and 1997, respectively. The increase in cost is primarily attributable to the change in the composition of deposits.

               Borrowings. In addition to the growth in deposits, additional borrowings of $19.1 million were needed in order to fund the growth in assets. Management utilizes a least cost, at the margin, approach to fund assets. As a result, borrowings will be utilized as a funding source when it provides the least cost, at the margin. FHLB advances are used to fund lending and investment activities, withdrawals from deposit accounts and other ordinary business activity.

               Stockholders' Equity. Stockholders' equity decreased from $47.6 million at September 30, 1996, to $43.4 million at September 30, 1996, a decrease of $4.2 million. The Corporation repurchased 473,884 shares of its common stock during the year at an average price of $15.29, thereby reducing stockholders' equity. The repurchase of shares also reduced the total number of shareholders. Despite the decrease in stockholders' equity, book value per share increased from $15.50 at September 30, 1996, to $16.24 at September 30, 1997.

Comparison of Years Ended September 30, 1997 and 1996

               Net Income. Net income increased by $1.4 million to $3.1 million for the year ended September 30, 1997, from $1.7 million for the year ended
September 30, 1996. The increase was primarily due to an increase in net interest income and non-interest income and the decrease of non-interest expense.

               Interest Income. Total interest income increased $4.1 million to $27.3 million for the year ended September 30, 1997, from $23.2 million for the year ended September 30, 1996. Interest income on loans increased by $4.0 million from $16.1 million for the year ended September 30, 1996, to $20.1 million for the year ended September 30, 1997, as a result of a $44.3 million increase in the average balance of loans receivable from $193.2 million at September 30, 1996, to $237.5 million at September 30, 1997. Furthermore, the average yield increased from 8.32% at September 30, 1996, to 8.45% at September 30, 1997. Interest income on mortgage-backed securities increased from $3.3 million for the year ended September 30, 1996, to $3.4 million for the year ended September 30, 1997. The increase was primarily the result of an increase in average rate from 6.03% for the 1996 fiscal year to 6.15% for the 1997 fiscal year. The average balance of investment securities decreased by $3.0 million during the fiscal year and the yield increased from 5.59% to 5.79%. The increase in yield for investment securities was primarily impacted by maturities and the exercise of call options by issuers. The yield on interest-earning assets increased from 7.33% for the year ended September 30, 1996, to 7.60% for the year ended September 30, 1997. Interest income increased by $3.6 million as a result of increased volume during the year while the changes in rates caused interest income to increase by $419,000 and the rate/volume change increased interest income by $81,000.

               Interest Expense. Total interest expense increased to $16.3 million for 1997 from $13.6 million for 1996 as both the average balance of total interest bearing liabilities and the average cost of funds increased. The increased cost of deposits attendant to the growth of balances was approximately $1.8 million while the increase associated with a change in interest rates was approximately $813,000. The cost associated with interest bearing deposits increased from 4.50% for the year ended September 30, 1996, to 4.60% for the same period ended September 30, 1997. The cost associated with borrowed funds decreased to 5.83% for fiscal 1997 compared to 5.91% for fiscal 1996. $70,000 of the decrease in the cost of borrowed funds was a result of increases in rates, $1.8 million of the increase was attributable to the increased volumes and $24,000 of the decrease was rate/volume related.

               Net Interest Income. Net interest income increased $1.3 million. Changes in interest rates caused an increase in net interest income of $1.3 million, volumes accounted for a decrease in net interest income of $32,000 and rate/volume differences increased $64,000.

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

The Bank's loan loss provision increased from $42,000 for the year ended September 30, 1996, to $120,000 for the year ended September 30, 1997, due to the change in composition of the loan portfolio. The Bank's allowance for loan losses was $852,000 at September 30, 1997. The allowance for loan losses represents .30% of total loans outstanding and 149% of total non-performing assets. While the Bank maintains its allowance for loan losses at a level which it considers to be adequate, there can be no assurance that further additions will not be made to the loss allowances or that such losses will not exceed the estimated amounts.

               Non-interest Income. Total non-interest income increased by $156,000 to $1.5 million for the year ended September 30, 1997, from $1.4 million for the year ended September 30, 1996. Gains on loans sold increased from $38,000 in the 1996 fiscal year to $48,000 in the 1997 fiscal year. The gains are a result of long-term fixed-rate mortgages (with an amortization of greater than 20 years) that were sold in the secondary market because they do not fit the interest rate risk profile of the Bank. Other service charges and fees decreased from $430,000 for the year ended September 30, 1996 to $422,000 for the year ended September 30, 1997. Service charges on deposit accounts increased $177,000 during the periods compared as a result of an increase in the number of accounts affected and to a lesser degree by an increase in the fees associated with deposit accounts.

               Non-interest Expense. Total non-interest expense decreased to $7.1 million for the year ended September 30, 1997, from $8.2 million for the year ended September 30, 1996, or 13.4%. Compensation and benefits increased from $4.4 million to $4.5 million or 1.9%, primarily due to merit increases. Occupancy and equipment expense remained unchanged. Deposit insurance premiums decreased 58.9%, as a result of the reduction in the SAIF premium and the absence of a one-time $1.0 million charge to recapitalize the SAIF in fiscal 1996. Professional fees decreased from $249,000 for fiscal year 1996 to $235,000 for fiscal year 1997.

Historically, date fields in computer software programs were programmed using two digit characters to represent the year. Due to this practice, these software applications, if not corrected prior to the year 2000, will interpret the year as 1900 and not 2000. As a result, many calculations which rely on the date field information, such as interest, payment or due dates and other operating functions, will generate results which will be significantly misstated.

To prepare for this event and to minimize its potential adverse impact, management has begun a process to identify areas that will be affected by this issue, assess their potential impact on the operations of the Bank, monitor the progress of third party software vendors in addressing this matter, testing changes provided by these vendors, and developing contingency plans for any critical systems which are not effectively reprogrammed.

The Bank's material data processing functions are performed using software provided by a third party vendor. This company has advised its users that it expects to resolve any potential problems prior to the year 2000. In addition, this company will provide ongoing communication to its users to assist them in implementing tests of the vendor's software. If this company is unable to correct potential problems in time, or if tests should prove the proposed corrections to be insufficient, it is likely that the Bank would experience significant data processing delays, errors or failures. Such delays, errors or failures could have a significant adverse impact on the financial condition and results of operations of the Bank. In addition, monitoring and managing the year 2000 project will result in additional direct and indirect costs to the Bank. Direct costs include potential charges by third party software vendors for product enhancements, costs involved in testing software products for year 2000 compliance, and any resulting costs for developing and implementing contingency plans for critical software products which are not enhanced. Indirect costs will principally consist of the time devoted by existing employees in managing software vendor progress, testing enhanced software products and implementing any necessary contingency plans. While such direct costs cannot yet be reasonably estimated, these expenditures will be charged to expense as incurred.

               Income Tax Expense. Income tax expense increased to $2.1 million for the year ended September 30, 1997, from $1.1 million for the year ended September 30, 1996. The increase was primarily due to an increase in pre-tax income of $2.5 million.

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

               Non-interest Income. Total non-interest income increased by $227,000 to $1.4 million for the year ended September 30, 1996, from $1.1 million for the year ended September 30, 1995. Gains on loans sold increased from $6,000 in the 1995 fiscal year to $38,000 in the 1996 fiscal year. The gains are a result of long-term fixed-rate mortgages (with an amortization of greater than 20 years) that are sold in the secondary market because they do not fit the interest rate risk profile of the Bank. Other service charges and fees increased from $329,000 for the year ended September 30, 1995 to $430,000 for the year ended September 30, 1996. Service charges on deposit accounts increased $95,000 during the periods compared as a result of an increase in the number of accounts affected and to a lesser degree by an increase in the fees associated with deposit accounts.

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

Operating activities provided cash of $3.8 million, $3.0 million and $3.6 million during the years ended September 30, 1997, 1996, and 1995, respectively. In fiscal 1997 and 1996, the cash flow in operating activities was primarily influenced by the changes in accrued liabilities associated with the accrual of the SAIF special assessment in fiscal 1996, which was paid out in fiscal 1997.

Investing activities used $39.5 million, $52.2 million, and $79.5 million during the years ended September 30, 1997, 1996, and 1995, respectively. During fiscal 1997 and fiscal 1996, the cash used in investing activities was primarily due to the origination and purchase of loans and to a less extent was the result of the purchase of securities held to maturity and mortgage-backed securities held to maturity. During fiscal 1995, the cash used in investing activities was the result of the purchase of securities held to maturity and mortgage-backed securities held to maturity. The use of cash in all periods was offset in part by maturities or the exercise of call options by the issuer of investments.

The primary activity of the Bank is originating and purchasing loans, and purchasing investment and mortgage-backed securities. During the years ended September 30, 1997, 1996, and 1995, the Bank originated loans in the amounts of

$119.2 million, $97.6 million and $94.7 million, respectively. The Bank also purchases loans, investment and mortgage-backed securities to manage liquidity and interest rate risk, to supplement local loan demand and to diversify its loan portfolio. Funding of loans purchased was $2.4 million, $17.4 million and $21.0 million for the 1997, 1996 and 1995 fiscal years, respectively. Purchases of investment and mortgage-backed securities held to maturity totaled $3.0 million, $21.0 million, and $26.0 million, and securities available for sale totaled $2.0 million, $2.0 million and $1.9 million during the years ended September 30, 1997, 1996, and 1995, respectively. Other investment activities included investments in U. S. Government and federal agency obligations, and FHLB of Des Moines stock.

Changes in cash flows from financing activities covered by the Consolidated Statements of Cash Flows in fiscal 1995 were primarily the result of increases in short-term borrowings of $36.1 million. In addition, increases in deposits provided $15.0 million in cash during fiscal 1995. For the year ended September 30, 1996, $17.6 million in cash was provided as a result of an increase in deposits and $40.9 million in cash was provided as a result of an increase in borrowings. The purchase of treasury stock, and dividends on common stock used $10.6 million, and $1.8 million, respectively. During the fiscal year ended September 30, 1997, $19.2 million in cash was provided as a result of an increase in deposits and $19.1 million was provided as a result of an increase in borrowings. The purchase of treasury stock used $7.2 million and dividends on common stock used $1.4 million during the 1997 fiscal year. Earnings per share for the year ended September 30, 1997, were $1.06. A portion of the earnings per share was a result of the purchase of treasury stock during the fiscal year. Earnings per share on a pro forma basis for the fiscal year would have been $0.95, if the funds used to purchase treasury stock would have been used to reduce borrowed funds. Financing activities provided $30.0 million, $46.2 million, and $20.7 million in cash during the years ended September 30, 1997, 1996 and 1995, respectively. Financing activities in the foreseeable future are expected to primarily include changes in deposits and advances from FHLB of Des Moines. See Consolidated Statements of Cash Flow for FSF Financial Corp. and Subsidiary.

The Bank's liquidity is a measure of its ability to fund loans, pay withdrawals of deposits, and other cash outflows in an efficient, cost effective manner. The Bank's primary source of funds are deposits and scheduled amortization and prepayments of loan and mortgage-backed security principal. During the past several years, the Bank has used such funds primarily to fund maturing time deposits, pay savings withdrawals, fund lending commitments, purchase new investments, and increase liquidity. The Bank funds its operations internally and as needed with borrowed funds from the FHLB. As of September 30, 1997, such borrowed funds totaled $133.8 million. While loan repayments and maturing investments and mortgage-backed securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed security prepayments are
greatly   influenced  by  general  interest  rates,   economic   conditions  and
competition.

The Bank is required under federal regulations to maintain certain specified levels of "liquid investments," which include certain United States government obligations and other approved investments. Current regulations require the Bank to maintain liquid assets of not less than 5% of its net withdrawable accounts plus short term borrowings. Short term liquid assets must consist of not less than 1% of such accounts and borrowings, which amount is also included within the 5% requirement. These levels may change from time to time by the regulators to reflect the current economic conditions. The Bank's regulatory liquidity was 5.12%, 6.08% and 11.05% at September 30, 1997, 1996, and 1995, respectively and its short-term liquidity was 5.12%, 6.08%, and 11.05%, at such dates, respectively.

The amount of certificate accounts which are scheduled to mature during the twelve months ending September 30, 1998, is approximately $75.6 million. To the extent that these deposits do not remain at the Bank upon maturity, the Bank believes that it can replace these funds with deposits, current excess liquidity, FHLB advances or outside borrowings. It has been the Bank's experience that a substantial portion of such maturing deposits remain at the Bank.

At September 30, 1997, the Bank had commitments to extend credit of $18.3 million and forward commitments to purchase mortgages of $80,000. Funds required to fill these commitments are derived primarily from FHLB borrowings, current excess liquidity, deposit inflows, or loan and security repayments.

OTS regulations require the Bank to maintain core capital of 3% of assets, of which 1.5% must be tangible capital, excluding goodwill. The Bank is also required to maintain risk-based capital equal to 8% of total risk-based assets. The OTS has proposed amending its regulations in a manner that would increase the core capital requirements for most thrifts from 3% to 4% or 5%, depending upon the institution's financial condition and other factors. Although the final form of the regulation cannot be foreseen, if adopted as proposed, the Bank would expect its core capital requirement to remain at 3%. The Bank's regulatory capital exceeded its tangible, core and risk-based capital requirements by 8.56%, 7.06% and 11.20%, respectively.

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

Impact of Inflation and Changing Prices

The financial statements and related data have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

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

We have audited the accompanying consolidated statements of financial condition of FSF Financial Corp. and Subsidiary (the Corporation) as of September 30, 1997, and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended September 30, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FSF Financial Corp. and Subsidiary as of September 30, 1997, and 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Corporation changed its method of accounting for certain investments in debt and equity securities as of October 1, 1994.






Bertram Cooper & Co., LLP
Waseca, Minnesota
October 24, 1997

                       FSF FINANCIAL CORP. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                         September 30,
                                                                                --------------------------------------
                                                                                        1997                  1996
                                                                                --------------------------------------
                                                                                        (In thousands)
                                             ASSETS
                                             ------
Cash and cash equivalents                                                       $          6,135        $      11,756
Securities available for sale, at fair value:
   Equity securities                                                                      19,311               18,231
   Mortgage-backed and related securities                                                 16,699               16,336
   Debt securities                                                                         1,000                    -
Securities held to maturity, at amortized cost:
   Debt securities (Fair value of $37,065 and $41,626)                                    37,876               44,349
   Mortgage-backed and related securities (Fair value of $37,535 and $36,915)             38,539               38,557
Loans held for sale                                                                          204                  443
Loan receivable, net                                                                     260,390              216,727
Accrued interest receivable                                                                2,436                2,325
Premises and equipment                                                                     3,772                3,728
Other assets                                                                               1,773                2,184
                                                                                --------------------------------------

          Total Assets                                                          $        388,135        $     354,636
                                                                               ======================================

                              LIABILITIES AND STOCKHOLDERS' EQUITY
                              ------------------------------------
Liabilities:
     Demand deposits                                                            $         28,059        $      27,601
     Savings accounts                                                                     47,847               48,334
     Certificates of deposit                                                             132,340              113,139
                                                                                --------------------------------------
          Total deposits                                                                 208,246              189,074
     Federal Home Loan Bank borrowings                                                   133,817              114,693
     Other liabilities                                                                     2,710                3,220
                                                                                --------------------------------------
          Total liabilities                                                              344,773              306,987
                                                                                --------------------------------------

Stockholders' equity:
     Serial preferred stock, no par value 5,000,000 shares
          authorized, no shares issued                                                         -                    -
     Common stock, $.10 par value 10,000,000 shares authorized,
          4,501,277 and 4,501,277 shares issued                                              450                  450
     Additional paid in capital                                                           43,334               43,150
     Retained earnings, substantially restricted                                          23,779               22,068
     Treasury stock at cost (1,491,562 and 1,023,083 shares)                             (20,267)             (13,095)
     Unearned ESOP shares at cost (234,745 and 271,850 shares)                            (2,347)              (2,719)
     Unearned MSP stock grants at cost (104,604 and 131,946 shares)
                                                                                          (1,108)              (1,398)
     Unrealized (loss) on securities available for sale                                     (479)                (807)
                                                                                --------------------------------------
          Total stockholders' equity                                                      43,362               47,649
                                                                                --------------------------------------

          Total Liabilities and Stockholders' Equity                            $        388,135        $     354,636
                                                                                ======================================

        The accompanying notes are an integral part of these statements.

                       FSF FINANCIAL CORP. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                     Years Ended September 30,
                                                                                ----------------------------------------
                                                                                 1997          1996           1995
                                                                                ----------------------------------------
                                                                                           (In thousands)
Interest income:
     Loans receivable                                                           $  20,066    $    16,077     $   11,221
     Mortgage-backed and related securities                                         3,384          3,270          3,504
     Investment securities                                                          3,865          3,897          4,354
                                                                                ----------------------------------------
          Total interest income                                                    27,315         23,244         19,079
                                                                                ----------------------------------------
 Interest expense:
     Deposits                                                                       9,339          8,262          6,753
     Borrowed funds                                                                 7,007          5,347          2,719
                                                                                ----------------------------------------
          Total interest expense                                                   16,346         13,609          9,472
                                                                                ----------------------------------------
          Net interest income                                                      10,969          9,635          9,607
     Provision for loan losses                                                        120             42             24
                                                                                ----------------------------------------
          Net interest income after provision for loan losses                      10,849          9,593          9,583
                                                                                ----------------------------------------
Non-interest income:
     Gain (loss) on loans - net                                                        48             38              6
     Other service charges and fees                                                   422            430            329
     Service charges on deposit accounts                                              717            540            445
     Commission income                                                                227            231            161
     Other                                                                             96            115            186
                                                                                ----------------------------------------
          Total non-interest income                                                 1,510          1,354          1,127
                                                                                ----------------------------------------
Non-interest expense:
     Compensation and benefits                                                      4,487          4,404          4,212
     Occupancy and equipment                                                          800            797            716
     Deposit insurance premiums                                                       167            406            357
     SAIF special assessment                                                            -          1,030              -
     Data processing                                                                  393            379            567
     Professional fees                                                                235            249            242
     Other                                                                          1,048            913            872
                                                                                ----------------------------------------
          Total non-interest expense                                                7,130          8,178          6,966
                                                                                ----------------------------------------
          Income before provision for income taxes and  cumulative effect
              of change in accounting principle                                     5,229          2,769          3,744
Income tax expense                                                                  2,105          1,101          1,501
                                                                                ----------------------------------------
          Income before cumulative effect of change in accounting principle         3,124          1,668          2,243
Cumulative effect of change in accounting for securities
          available for sale                                                            -              -            382
                                                                                ----------------------------------------
Net income                                                                      $   3,124   $      1,668   $      2,625
                                                                                ========================================
Earnings per common and common equivalent shares:
          Income before cumulative effect of change in accounting principle         $1.06          $0.48          $0.57
          Cumulative effect of change in accounting principle                           -              -          $0.10
          Net income                                                                $1.06          $0.48          $0.67
                                                                                ========================================

Weighted average common shares outstanding (000's)                                  2,945          3,470          3,931
                                                                                ========================================

        The accompanying notes are an integral part of these statements.
                                       18

                       FSF FINANCIAL CORP. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (In thousands)

                                                                      Unallocated                         Unrealized
                                                           Retained     Common      Unearned              (Loss) on
                                              Additional   Earnings      Stock       Stock                Securities
                                    Common      Paid-in  Substantially  Held by   Acquired by  Treasury    Available
                                     Stock      Capital   Restricted     ESOP         MSP        Stock      For Sale     Total
                                  ------------------------------------------------------------------------------------------------

Balance, September 30, 1994         $   --     $   --      $ 21,046    $   --      $   --      $   --      $   (538)   $ 20,508

  Net earnings                          --         --         2,625        --          --          --          --         2,625

  Issuance of common stock net
  of stock acquired by the ESOP
  and MSP                                450     43,020        --        (3,597)     (1,905)       --          --        37,968

  Treasury stock acquired               --         --          --          --          --        (2,589)       --        (2,589)

  Common stock dividends
  ($0.375 per share)                    --         --        (1,513)       --          --          --          --        (1,513)

  Allocated ESOP & MSP Shares           --           17        --           494         217        --          --           728

  Common stock issued for options
  exercised                             --           32        --          --          --          --          --            32

  Cumulative effect of change in
  accounting for securities             --         --          --          --          --          --          (382)       (382)

  Adjust valuation allowance for
  securities available for sale         --         --          --          --          --          --           (26)        (26)
                                    ------------------------------------------------------------------------------------------------

Balance September 30, 1995               450     43,069      22,158      (3,103)     (1,688)     (2,589)       (946)     57,351

  Net earnings                          --         --         1,668        --          --          --          --         1,668

  Treasury stock acquired               --         --          --          --          --       (10,560)       --       (10,560)

  Treasury stock issued for
  stock options                         --           (7)       --          --          --            54        --            47

  Common stock dividends
  ($0.50 per share)                     --         --        (1,758)       --          --          --          --        (1,758)

  Allocated ESOP & MSP Shares           --           75        --           384         290        --          --           749

  Common stock issued for options
  exercised                             --           13        --          --          --          --          --            13

  Adjust valuation allowance for
  securities available for sale         --         --          --          --          --          --           139         139
                                    ------------------------------------------------------------------------------------------------

Balance September 30, 1996               450     43,150      22,068      (2,719)     (1,398)    (13,095)       (807)     47,649

  Net earnings                          --         --         3,124        --          --          --          --         3,124

  Treasury stock acquired               --         --          --          --          --        (7,245)       --        (7,245)

  Treasury stock issued for
  stock options                         --          (12)       --          --          --            73        --            61

  Common stock dividends
  ($0.50 per share)                     --         --        (1,413)       --          --          --          --        (1,413)

  Allocated ESOP & MSP Shares           --          196        --           372         290        --          --           858

  Adjust valuation allowance for
  securities available for sale         --         --          --          --          --          --           328         328
                                    ------------------------------------------------------------------------------------------------

Balance September 30, 1997          $    450   $ 43,334    $ 23,779    $ (2,347)   $ (1,108)   $(20,267)   $   (479)   $ 43,362
                                    ================================================================================================


        The accompanying notes are an integral part of these statements.

                       FSF FINANCIAL CORP. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Years Ended September 30,
                                                                                  ------------------------------------
                                                                                       1997       1996       1995
                                                                                  ------------------------------------
                                                                                            (In thousands)
Cash flows from operating activities:
     Net income                                                                    $  3,124    $  1,668    $  2,625
     Adjustments  to  reconcile  net income to net cash  provided  by  operating activities:
     Depreciation                                                                       329         340         330
     Net amortization of discounts and premiums on
        securities held to maturity                                                     (31)        (36)        (55)
     Provision for loan losses                                                          120          42          24
     Net market value adjustment on ESOP shares                                         208          89          18
     Amortization of ESOP and MRP stock compensation                                    612         674         712
     Net gain on sale of fixed assets                                                  --            (2)        (12)
     Net gain on real estate sold                                                      --            (3)        (44)
     Federal Home Loan Bank stock dividends                                            --           (81)       --
     Change in accounting for securities available for sale                            --          --          (382)
     Net loan fees deferred and amortized                                               214         283         225
     (Increase) decrease in:
        Loans held for sale                                                            (160)       (213)        499
        Accrued interest receivable                                                    (111)       (228)       (741)
        Other assets                                                                    132         (72)        547
     Increase (decrease) in:
        Net deferred taxes                                                              234        (676)       (237)
        Accrued interest payable                                                        182         (16)        (87)
        Accrued income tax                                                              (78)        (26)        411
        Accrued liabilities                                                          (1,043)      1,111        (416)
        Deferred compensation payable                                                   116         106         203
                                                                                   --------------------------------
Net cash provided by operating activities                                             3,848       2,960       3,620
                                                                                   --------------------------------

Cash flows from investing activities:
     Loan originations and principal payments on loans, net                         (41,245)    (28,770)    (33,767)
     Purchase of loans                                                               (2,445)    (17,447)    (20,993)
     Principal payments on securities held to maturity                                   19          49          84
     Purchase of mortgage-related securities held to maturity                          --        (1,494)     (3,924)
     Purchase of securities available for sale                                       (1,956)     (1,963)     (1,900)
     Purchase of  securities held to maturity                                        (3,000)    (19,552)    (22,063)
     Proceeds from maturities of securities held to maturity                          9,500      17,150       3,100
     Investment in foreclosed real estate                                                (2)        (21)        (35)
     Proceeds from sale of foreclosed real estate                                        22         112         502
     Proceeds from sale of fixed assets                                                --             2          16
     Purchase of equipment and property improvements                                   (373)       (311)       (481)
                                                                                    -------------------------------
Net cash (used in) investing activities                                            $(39,480)   $(52,245)   $(79,461)
                                                                                    -------------------------------

        The accompanying notes are an integral part of these statements.

                       FSF FINANCIAL CORP. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                                                             Years Ended September 30,
                                                                        ----------------------------------
                                                                           1997        1996        1995
                                                                        ----------------------------------
                                                                                   (In thousands)
Cash flows from financing activities:
     Net increase in deposits,                                          $ 19,171    $ 17,558    $ 15,036
     Net increase in short-term borrowings                                19,124      40,886      36,119
     Net increase in mortgage escrow funds                                   305           6          53
     Expenses related to stock offering                                     --          --        (1,496)
     Treasury stock purchased                                             (7,245)    (10,559)     (2,589)
     Refund of proceeds from stock offering                                 --          --       (23,032)
     Dividends on common stock                                            (1,413)     (1,758)     (1,513)
     Purchase of stock for MSP
                                                                            --          --        (1,905)
     Proceeds from exercise of stock options                                  69          53          32
                                                                        ----------------------------------
Net cash provided by financing activities                                 30,011      46,186      20,705
                                                                        ----------------------------------
Net increase in cash and cash equivalents                                 (5,621)     (3,099)    (55,136)

Cash and cash equivalents:
     Beginning of year                                                    11,756      14,855      69,991
                                                                        ----------------------------------

     End of year                                                        $  6,135    $ 11,756    $ 14,855
                                                                        ========    ========    ========

Supplemental disclosures of cash flow information: Cash payments for:
        Interest on advances and other borrowed money                   $  6,976    $  5,368    $  2,834
        Interest on deposits                                               9,188       8,258       6,725
        Income taxes                                                       1,999       1,656       1,338

Supplemental schedule of noncash investing and financing activities:
Federal Home Loan Bank stock dividends                                  $   --      $     81    $   --
Reinvested amounts of capital gains and dividends
        from mutual fund investments                                          22         163         607
Refinancings of sales of real estate owned                                  --          --           436


        The accompanying notes are an integral part of these statements.

                       FSF FINANCIAL CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        SEPTEMBER 30, 1997, 1996 AND 1995

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

Nature of Business
The Corporation is a unitary thrift holding company whose subsidiary provides financial services. The Bank's business is that of a financial intermediary and consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make mortgage loans secured by residential real estate located primarily in Minnesota. At September 30, 1997, the Bank operated 11 retail banking offices in Minnesota. The Bank is subject to significant competition from other financial institutions, and is also subject to regulation by certain federal agencies and undergoes periodic examinations by those regulatory authorities.

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

Cash and Cash Equivalents (In thousands)
For purposes of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments with original maturities of three months or less and money market funds to be cash equivalents. Cash and cash equivalents include interest bearing deposits of $3,645 and $9,392 at September 30, 1997, and 1996, respectively.

Debt and Equity Securities
The Corporation classifies its investments, including marketable equity securities, mortgage-backed securities, and mortgage-related securities, in one of three categories: Trading Account Securities Securities held principally for resale in the near term, are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included in other income. The Corporation did not hold any trading securities at September 30, 1997 or 1996.

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

Loans Receivable
Loans receivable that management has the intent and ability to hold for the forseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using the level yield method.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as a component of the provision for loan losses.

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

Loan origination fees and certain direct origination costs are capitalized with the net fee or cost recognized as an adjustment to interest income using the interest method.

Foreclosed Real Estate
Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value minus estimated costs to sell. Revenue and expenses from operations and changes to the valuation allowance are included in operations.

Income Taxes
Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Premises and Equipment
Land is carried at cost. Buildings, leasehold improvements and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases. Net gains and losses on disposal or retirement of premises and equipment are included in other income.

                       FSF FINANCIAL CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Mortgage Loan-Servicing Assets
The Bank adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" for transactions entered into after December 31, 1996. SFAS No. 125 established accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial-components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the reporting entity, and the derecognition of financial assets and liabilities when control is extinguished. Liabilities and derivatives incurred or obtained by transferors in conjunction with the transfer of financial assets are measured at fair value, if practicable. Servicing assets and other retained interest in transferred assets are measured by allocating the carrying amount between the assets sold and the interest retained, based on their relative fair value. The adoption of SFAS No. 125 did not have a material effect on the Bank's operations for the year ended September 30, 1997.

The cost of mortgage servicing assets is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing assets is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The Bank evaluates the mortgage servicing rights strata for impairment by estimating the fair value based on anticipated future net cash flows, taking into consideration prepayment predictions. The predominant characteristics used as the basis for stratifying are loan types, period of origination, and interest rates. The amount of impairment recognized is the amount by which the capitalized mortgage servicing assets for a stratum exceed their fair value.

For servicing contracts in existence before January 1, 1997, previously recognized servicing rights and "excess servicing" receivables not exceeding contractually specified servicing fees were combined, net of any previously recognized servicing obligations, as a servicing asset.

Earnings Per Share
Earnings per share of common stock has been determined by dividing the income before cumulative effect of change in accounting principle and net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Stock options are regarded as common stock equivalents computed using the treasury stock method. Shares acquired by the employee stock benefit plans are not considered in the weighted average shares outstanding until shares are committed to be released to an employee's individual account or have been earned. The difference between primary and fully diluted earnings per share is not material.

Treasury Stock
Treasury stock is recorded at cost. In the event of subsequent reissue, the treasury stock account will be reduced by the cost of such stock on the average cost basis with any excess proceeds credited to additional paid-in capital. Treasury stock is available for general corporate purposes.

Stock-Based Compensation
SFAS No. 123, "Accounting for Stock-Based Compensation," establishes a new fair value-based accounting method for stock-based compensation plans. As permitted by SFAS No. 123, management has elected to continue measuring compensation costs based on the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," by providing pro forma net income and pro forma earnings per share disclosures for stock options granted after October 1, 1995.

Fair Values of Financial Instruments
The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

       Cash and cash equivalents - The carrying value of cash and cash equivalents approximate fair value. Debt and equity securities - Fair values of debt and equity securities have been estimated using quoted market prices. Loans receivable - For variable-rate loans, loans with balloon maturities, loans with relatively near-term maturities (such as consumer installment loans) carrying values approximate fair values. The fair value of long-term fixed rate loans has been estimated using present value cash flows, discounted at a rate approximating current market rates and giving consideration to estimated prepayment risk and credit loss factors. The estimated fair value of loans held for sale is based on quoted market prices of similar instruments trading in the secondary market.
       Originated mortgage servicing rights - The carrying amounts of originated mortgage servicing rights approximate fair values. Accrued interest - The carrying amounts of accrued interest receivable approximate their fair values Deposit liabilities - The fair values of demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

                       FSF FINANCIAL CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

       Short-term borrowings - The carrying amounts of advances from the Federal Home Loan Bank (FHLB) of Des Moines maturing within 90 days approximate their fair values.
       Long-term borrowings - The carrying amounts of amounts of long-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.
       Off-balance-sheet items - Fair value for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The carrying value and fair value of commitments to extend credit are not material.

    (2)    Debt and Equity Securities  (in thousands)

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at September 30 are presented as follows:

                                                   eptember 30,
                                                      1997
                                                   ------------------------------------------------------------------------
                                                                         Gross              Gross
                                                    Amortized          Unrealized         Unrealized            Fair
                                                      Cost               Gains              Losses             Value
                                                   --------------   -----------------  -----------------  -----------------
Available for sale securities:
     Equity securities
           Fund Investments                        $      12,522     $             -   $            325     $       12,197
           Stock in FHLB                                   6,692                   -                  -              6,692
           Preferred Stock                                   399                  23                  -                422
                                                   --------------   -----------------  -----------------  -----------------
                      Total                        $      19,613     $            23   $            325     $       19,311
                                                   ==============   =================  =================  =================
     Mortgage backed securities:
           REMICs                                  $      16,980     $             -   $            281     $       16,699
                                                   ==============   =================  =================  =================

     Debt Securities:                              $       1,000     $             -   $              -     $        1,000
                                                   ==============   =================  =================  =================
Held to maturity securities:
     Debt securities:
           U.S. Government and Agency              $      37,876     $           372   $          1,183     $       37,065
                                                   ==============   =================  =================  =================
     Mortgage backed securities:
           REMICs                                  $      38,469     $            90   $          1,103     $       37,456
           GNMA certificates                                  63                   8                  -                 71
           FHLMC certifiactes                                  7                   1                  -                  8
                                                   --------------   -----------------  -----------------  -----------------
                      Total                        $      38,539     $            99   $          1,103     $       37,535
                                                   ==============   =================  =================  =================

                       FSF FINANCIAL CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The amortized cost of debt and mortgage-backed securities at September 30, 1997, included unamortized premiums of $241 and unaccreted discounts of $444, respectively.
                                                        September 30,
                                                            1996
                                                       --------------------------------------------------------------------------
                                                                               Gross              Gross
                                                          Amortized          Unrealized         Unrealized            Fair
                                                            Cost               Gains              Losses             Value
                                                       ----------------   -----------------  -----------------  -----------------
Available for sale securities:
     Equity securities
           Fund Investments                              $      12,522    $              -   $            426      $      12,096
           Stock in FHLB                                         5,736                   -                  -              5,736
           Preferred Stock                                         398                   1                  -                399
                                                       ----------------   -----------------  -----------------  -----------------
                      Total                              $      18,656    $              1   $            426      $      18,231
                                                       ================   =================  =================  =================
     Mortgage backed securities:
           REMICs                                        $      16,980    $              -   $            644      $      16,336
                                                       ================   =================  =================  =================
Held to maturity securities:
     Debt securities:
           U.S. Government and Agency                    $      44,349    $             30   $          2,753      $      41,626
                                                       ================   =================  =================  =================
     Mortgage backed securities:
           REMICs                                        $      38,468    $             46   $          1,693      $      36,821
           GNMA certificates                                        80                   4                  -                 84
           FHLMC certifiactes                                        9                   1                  -                 10
                                                       ----------------   -----------------  -----------------  -----------------
                      Total                              $      38,557    $             51   $          1,693      $      36,915
                                                       ================   =================  =================  =================

The amortized cost of debt and mortgage backed securities at September 30, 1996, includes unamortized premiums of $255 and unaccreted discounts of $462, respectively.

There were no sales of securities during the three years ended September 30, 1997.

The scheduled maturities of securities held-to-maturity and securities (other than equity securities) available-for-sale at September 30, 1997, were as follows:
                                                             Held-to-Maturity                     Available-for-Sale
                                                                Securities                            Securities
                                                    ------------------------------------  ------------------------------------
                                                       Amortized             Fair            Amortized             Fair
                                                         Cost               Value               Cost              Value
                                                    ----------------   -----------------  -----------------  -----------------
Due in one year or less                             $         2,500       $        2,510   $             -   $              -
Due from one to five years                                   11,070              11,012              1,000              1,000
Due from five to ten years                                   13,132              12,537                  -                  -
Due after ten years                                          49,713              48,541             16,980             16,699
                                                    ----------------   -----------------  -----------------  -----------------
                                     Total            $      76,415       $      74,600      $      17,980      $      17,699
                                                    ================   =================  =================  =================

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Debt and mortgage-backed securities carried at approximately $27.5 million at September 30, 1997 and $26.9 million at September 30, 1996, were pledged to secure public deposits and for other purposes required or permitted by law.

                       FSF FINANCIAL CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

    (3)    Loans Receivable  (in thousands)

Loans receivable are summarized as follows:

                                                                                                     September 30,
                                                                                         --------------------------------------
                                                                                              1997                 1996
                                                                                         ----------------   -------------------
First mortgage loans:
     Secured by one-to-four family residences                                               $    170,218      $        149,659
     Secured by other properties                                                                  28,364                14,996
     Construction and land development loans                                                      34,384                27,070
                                                                                         ----------------   -------------------
                                                                                                 232,966               191,725
     Less:
           Undisbursed portion of construction and land development loans                       (20,364)              (13,401)
           Unearned discounts                                                                       (22)                  (23)
           Net deferred loan origination fees                                                      (866)                 (889)
                                                                                         ----------------   -------------------
                       Sub-total first mortgage loans                                            211,714               177,412
Consumer and other loans:
     Consumer loans                                                                               19,440                17,709
     Home equity and second mortgages                                                             20,812                15,430
     Commercial                                                                                    8,114                 6,234
     Secured by savings                                                                              977                   563
                                                                                         ----------------   -------------------
                                                                                                  49,343                39,936
     Add:  net deferred loan origination costs                                                       185                   155
                                                                                         ----------------   -------------------
                       Sub-total consumer and other loans                                         49,528                40,091
                                                                                         ----------------   -------------------
                                  Sub-total all loans                                            261,242               217,503
     Less: allowance for loan losses                                                               (852)                 (776)
                                                                                         ----------------   -------------------
                                             Total                                          $    260,390      $        216,727
                                                                                         ================   ===================


A summary of the activity in the allowance for loan losses is as follows:

                                                                                Years Ended September 30,
                                                             -------------------------------------------------------------
                                                                    1997                 1996                 1995
                                                             -------------------    ----------------   -------------------
Balance, beginning of period                                 $              776     $           764    $              748
Provision for losses                                                        120                  42                    24
Charge-offs                                                                 (50)                (34)                  (20)
Recoveries                                                                    6                   4                    12
                                                             -------------------    ----------------   -------------------
Balance, end of period                                        $             852     $           776    $              764
                                                             ===================    ================   ===================

Recorded investments in impaired loans were $82 at September 30, 1997, and $145, at September 30, 1996. The average recorded investment in impaired loans during 1997 and 1996 was $137 and $111, respectively. The total allowance for loan losses related to these loans was $3 and $2, on September 30, 1997, and 1996, respectively. No interest income on these loans was recognized or received in 1997 and 1996.

Loans having carrying values of $20 and $74 were transferred to foreclosed real estate in 1997 and 1996, respectively.

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

The aggregate amount of loans to executive officers and directors of the Corporation were $639, and $648 at September 30, 1997, and 1996, respectively. During 1997 repayments on loans to executive officers and directors aggregated $56 and loans originated aggregated $106.

                       FSF FINANCIAL CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

    (4)    Loan Servicing (in thousands)

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans serviced for others was $42,734 and $41,133 at September 30, 1997 and 1996, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately, $237 and $235 at September 30, 1997 and 1996, respectively.

Capitalized mortgage servicing assets are summarized as follows:

                                                                                 Years Ended Spetember 30,
                                                                 -------------------------------------------------------------
                                                                        1997                 1996                 1995
                                                                 -------------------    ----------------   -------------------
Beginning balance,net of accumulated amortization                $              157     $           155    $              163
Amounts capitalized                                                              20                  23                     3
Amortization                                                                    (30)                (18)                   (9)
Valuation adjustments                                                             1                  (3)                   (2)
                                                                 -------------------    ----------------   -------------------
Balance, end of period                                           $              148     $           157    $              155
                                                                 ===================    ================   ===================


    (5)    Foreclosed Real Estate (in thousands)

Gain on foreclosed real estate, including net revenues from operations, was not material for the three years ended September 30, 1996. The Bank held foreclosed real estate at September 30, 1997 amounting to $72, which is included in other assets.

    (6)    Premises and Equipment (in thousands)

Premises and equipment are summarized as follows:

                                  September 30,
                                                                                     --------------------------------------
                                                                                          1997                 1996
                                                                                     ----------------   -------------------
Land                                                                                 $           490    $              490
Buildings and improvements                                                                     3,693                 3,552
Furniture, equipment and automobiles                                                           2,685                 2,740
Leasehold improvements                                                                            40                    40
                                                                                     ----------------   -------------------
Total costs                                                                                    6,908                 6,822
Less accumulated depreciation                                                                  3,136                 3,094
                                                                                     ----------------   -------------------
Total                                                                                $         3,772    $            3,728
                                                                                     ================   ===================


At September 30, 1997, the Bank was obligated under noncancelable operating leases for office space. Net rental expense under operating leases, included in occupancy and equipment, was $58, $59, and $69 for the years ended September 30, 1997, 1996, and 1995, respectively.

The projected minimum rental commitments under the terms of the leases at September 30, 1997, are as follows:

                                                                             Rental Income                Rental Expense
Fiscal                                                                       as Lessor                      as Lessee
                                                                         -------------------            -------------------
1998                                                                     $               23             $               31
1999                                                                                     19                             31
2000                                                                                      5                              -
                                                                         -------------------            -------------------
                                                                         $               47             $               62
                                                                         ===================            ===================

                       FSF FINANCIAL CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



    (7)    Deposits  (in thousands)

The aggregate amount of short-term  jumbo CDs, each with a minimum  denomination
of  $100,000,   was   approximately   $30,938  and  $16,008  in  1997  and  1996
respectively.

Interest expense on deposits is summarized as follows:

                                                                                  September 30,
                                                            -------------------------------------------------------------
                                                                   1997                 1996                 1995
                                                            -------------------    ----------------   -------------------
Savings accounts                                            $            1,548     $         1,576    $            1,669
Demand deposits                                                            389                 443                   673
Certificates of deposit                                                  7,402               6,243                 4,411
                                                            -------------------    ----------------   -------------------
                                                            $            9,339     $         8,262    $            6,753
                                                            ===================    ================   ===================


At September 30, 1997, the scheduled maturities of certificates of deposit are as follows:


      Years Ending September 30,
               1998                                               $     75,639
               1999                                                     38,693
               2000                                                     16,408
               2001                                                        578
               2002 and thereafter                                       1,022
                                                               ----------------
                                                                  $    132,340
                                                               ================


    (8)    Federal Home Loan Bank Borrowings  (in thousands)

Borrowings by the Bank from the Federal Home Loan Bank of Des Moines (FHLB) are summarized as follows:

                                                                            September 30,
                                           --------------------------------------------------------------------------------
                                                  1997                                      1996
                                           ---------------------------------------   --------------------------------------

Fiscal Year of Maturity - Advances                                   Weighted                                 Weighted
----------------------------------
                                                 Amount                Rate                Amount               Rate
                                           -------------------    ----------------   -------------------   ----------------
     1997                                  $                -                   - %  $           22,100               5.74 %
     1998                                              90,400                5.75                56,900               5.80
     1999                                              13,000                6.03                 3,000               6.55
     2000                                               7,417                6.11                 7,693               6.11
     2001                                              15,000                6.00                15,000               6.00
                                           -------------------                       -------------------
         Total                                        125,817                                   104,693
Line of Credit from FHLB                                8,000        variable                    10,000       variable
                                           -------------------    ----------------   -------------------   ----------------
                                           $          133,817                5.83    $          114,693               5.88
                                           ===================    ================   ===================   ================

At September 30, 1997, borrowed funds are collateralized by stock in the FHLB, first mortgage loans with carrying value of $169,321 and debt and mortgage-backed securities with carrying values of $50,869 under a collateral agreement. The line of credit has a variable rate of interest that is adjusted daily based on the FHLB's short-term investment return. The interest rate on the line of credit was 5.75% and 6.18% at September 30, 1997, and 1996, respectively. The total amount available to the Bank on its line of credit was $17,000 and $15,000 at September 30, 1997 and 1996, respectively.

    (9) Employee and Stock Benefit Plans (in thousands except shares)

Salary Continuation Plans
The Bank has adopted insured salary continuation plans for the benefit of selected members of management by providing them with retirement and death benefits. The estimated liability under the agreements is charged to income over the expected remaining years of employment. The Bank's policy is to fund the costs accrued with insurance contracts. Salary continuation expense amounted to $142, $134, and $141 for the three years ended September 30, 1997, respectively.

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

The Corporation presents these financial statements in accordance with the AICPA Statement of Position (SOP) No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The price of the shares issued and unreleased are charged to unearned compensation, a contra-equity account, and shares released are reported as compensation expense equal to the current market value price of the released shares. Dividends paid on allocated shares are charged to retained earnings and those on unallocated shares are charged to expense. The total amount charged to expense in the fiscal year ended September 30, 1997, 1996 and 1995 was $549, $449 and $525, respectively.

A summary of the ESOP share allocation is as follows:

                                                                                     September 30,
                                                               ----------------------------------------------------------
                                                                       1997                 1996                 1995
                                                               -------------------   -------------------   --------------
Shares allocated beginning of year                                         87,870             49,461                   -
Shares allocated during year                                               37,105             38,409              49,461
Unreleased shares                                                         234,745            271,850             310,259
                                                               -------------------   ----------------      --------------
Total ESOP                                                                359,720            359,720             359,720
                                                               ===================   ================      ==============
Fair value of unreleased shares                                $            4,607    $         3,466       $       4,074
                                                               ===================   ================      ==============

Management Stock Plan
The Bank established the Management Stock Plan (MSP) for key officers during the year ended September 30, 1995. Following shareholder approval of the MSP on January 17, 1995, the Bank purchased 179,860 shares of the Corporation's common stock in the open market at $10.59 per share to be awarded to officers in accordance with the provisions of the MSP. The cost of the shares awarded under these plans are recorded as unearned compensation, a contra equity account, and are recognized as an expense in accordance with the vesting requirements under the plan. For the fiscal year ended September 30, 1997, 1996 and 1995, the amount included in compensation expense was $290, $290 and $218, respectively.

                                                                             Unawarded              Awarded
                                                                               Shares               Shares
                                                                         -------------------    ----------------
Purchased by Plan                                                                   179,890                   -
Granted                                                                            (136,896)            136,896
Vested                                                                                    -                   -
                                                                         -------------------    ----------------
At September 30, 1995                                                                42,964             136,896
Granted                                                                                   -                   -
Vested                                                                                    -              27,379
                                                                         -------------------    ----------------
At September 30, 1996                                                                42,964             109,517
                                                                         -------------------    ----------------
Granted                                                                                   -                   -
Vested                                                                                    -              27,379
                                                                         -------------------    ----------------
At September 30, 1997                                                                42,964              82,138
                                                                         ===================    ================

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

                       FSF FINANCIAL CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The following table summarizes the stock option transactions:

                                                                             Available              Options
                                                                             for Grant            Outstanding
                                                                         -------------------    ----------------
At inception                                                                        449,650                   -
Granted                                                                            (442,163)            442,163
Exercised                                                                                 -              (3,405)
                                                                         -------------------    ----------------
At September 30, 1995                                                                 7,487             438,758
Granted                                                                                   -                   -
Exercised                                                                                 -              (6,000)
                                                                         -------------------    ----------------
At September 30, 1996                                                                 7,487             432,758
                                                                         -------------------    ----------------
Granted                                                                                   -                   -
Exercised                                                                                 -              (5,405)
Cancelled                                                                                 -              (1,500)
                                                                         -------------------    ----------------
At September 30, 1997                                                                 7,487             425,853
                                                                         ===================    ================


   (10)    Income Taxes  (in thousands)

The Corporation and its Subsidiary file consolidated income tax returns. Income tax expense (benefit) is summarized as follows:

                                                                                        September 30,
                                                                 -------------------------------------------------------------
                                                                        1997                 1996                 1995
                                                                 -------------------    ----------------   -------------------
Current
      Federal                                                    $            1,533     $         1,263    $            1,274
      State                                                                     498                 403                   424
                                                                 -------------------    ----------------   -------------------
             Subtotal                                                         2,031               1,666                 1,698
                                                                 -------------------    ----------------   -------------------
Deferred
      Federal                                                                    55                (423)                 (148)
      State                                                                      19                (142)                  (49)
                                                                 -------------------    ----------------   -------------------
             Subtotal                                                            74                (565)                 (197)
                                                                 -------------------    ----------------   -------------------
                         Total income tax provision              $            2,105     $         1,101    $            1,501
                                                                 ===================    ================   ===================


The State of Minnesota follows the Internal Revenue Code for the determination of taxable income, in connection with temporary differences. The State portion of deferred tax assets and liabilities is approximately 25 percent.

The Bank was allowed a bad debt deduction, in determining income tax for tax purposes, based on specific formulas or a percentage of taxable income before such deduction. On August 21, 1996 legislation was signed into law which repealed the percentage of taxable income method for the tax bad debt deduction. The repeal is effective for the Bank's taxable year beginning October 1, 1996. In addition, the legislation requires the Bank to include in taxable income its bad debt reserves in excess of its base year reserves (pre-1988 reserves) over a six, seven, or eight year period depending upon the attainment of certain loan origination levels. Since the percentage of taxable income method for the bad debt tax deduction and the corresponding increase in the tax bad debt reserve in excess of base year have been recorded as temporary differences, this change in the tax law will not effect the Corporation's consolidated statement of income.

                       FSF FINANCIAL CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that can create deferred tax assets and liabilities are as follows:
                                                                                         September 30,
                                                                             --------------------------------------
                                                                                  1997                 1996
                                                                             ----------------   -------------------
Deferred tax assets:
      Deferred compensation                                                   $          530    $              396
      Deferred net loan fees                                                             336                   297
      Deferred SAIF premium                                                                -                   417
      Securities unrealized loss                                                         227                   423
      Allowance for loan losses                                                          344                   314
                                                                             ----------------   -------------------
           Subtotal                                                                    1,437                 1,847
      Less:  Valuation allowance                                                         131                   172
                                                                             ----------------   -------------------
                        Total                                                          1,306                 1,675
                                                                             ----------------   -------------------
Deferred tax liabilities:
      FHLB Stock                                                                         241                   241
      Tax bad debt reserve                                                               256                   252
      Premises and equipment                                                             302                   273
      Installment obligation sale of former building                                      29                    30
      Mortgage servcing rights                                                            14                     8
      Discount on loans                                                                   11                    21
      Section 475 "For Sale Assets"                                                      105                   273
                                                                             ----------------   -------------------
                        Total                                                            958                 1,098
                                                                             ----------------   -------------------
Net deferred tax asset                                                       $           348    $              577
                                                                             ================   ===================

The valuation allowance was established to reduce the deferred tax asset related to the unrealized loss on equity securities because management is uncertain that more likely than not it will be realized. The Bank has paid sufficient taxes in prior carryback years which will enable it to recover the balance of the net deferred tax assets, and therefore, no additional valuation allowance was required at September 30, 1997 and 1996.

     The actual income tax expense varied from the expected tax expense (computed by applying the United States federal corporate income tax rate of 34 percent to earnings before income taxes) as follows:

                                                                                Years Ended September 30,
                                                                 ---------------------------------------------------------
                                                                      1997                 1996                1995
                                                                 ----------------   -------------------   ----------------
Computed "expected" tax expense                                  $         1,778    $              941    $         1,273
Exempt dividends                                                             (8)                  (20)                (5)
State income taxes, net of federal tax benefit                               341                   173                247
Other, net                                                                   (6)                     7               (14)
                                                                 ----------------   -------------------   ----------------
Total income tax provision                                       $         2,105    $            1,101    $         1,501
                                                                 ================   ===================   ================


Retained earnings at September 30, 1997, includes $6,492 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad-debt deductions for tax purposes only that arose in tax years beginning before September 30, 1988, (that is, the base-year amount). Reduction of the amount so allocated for purposes other than tax bad-debt losses or adjustments arising from this carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income-tax rate. The unrecorded deferred income-tax liability on the above amount was approximately $2,600 at September 30, 1997.

   (11)    Contingencies  (in thousands)

Loans Sold
During 1982, the Bank sold loans subject to recourse provisions. The balance of these loans at September 30, 1997, and 1996 was $302 and $413, respectively. The loans had interest rates ranging from 9.50% to 9.875% with an original balance of $3,400 and were sold to FHLMC.

                       FSF FINANCIAL CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


   (12) Stockholders' Equity and Regulatory Capital (in thousands)

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

Upon the Conversion, the preexisting liquidation rights of the depositors of the Bank were unchanged. Such rights are accounted for by the Bank for the benefit of such depositors in proportion to their liquidation interests as of the Eligibility Record Date or the Supplemental Eligibility Record Date, as defined, in the Conversion.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of tangible and Tier 1 capital (as defined) to adjusted total assets (as defined). Management believes, as of September 30, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1997, and 1996, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual regulatory capital amounts, with reconciliation to the Corporation's investment in the Bank determined in accordance with Generally Accepted Accounting Principles (GAAP), and ratios, are also presented in the tables below.
                                                                                                                To Be Well
                                                                                                             Capitalized Under
                                                                                    For Capital              Prompt Corrective
                                                       Actual                    Adequacy Purposes           Action Provisions
                                                 ------------------------   ---------------------------- ------------------------
GAAP captial, September 30, 1997                 $  38,440
Add:  Unrealized losses on debt
        securities held for sale                       168
                                                 ----------
Tangible capital and ratio to
        adjusted total assets                    $  38,608         10.1%      $     5,754          1.5%
                                                 ------------------------   ----------------------------
Tier 1 (Core) capital and ratio to
        adjusted total assets                    $  38,608         10.1%      $    11,509          3.0%  $  19,181          5.0%
                                                 ------------------------   ---------------------------- ------------------------
Tier 1 capital and ratio to
        risk-weighted assets                     $  38,608         18.8%      $     8,221          4.0%  $  12,331          6.0%
                                                           --------------   ---------------------------- ------------------------
Tier 2 capital, allowance for loan losses              852
                                                 ----------
Total risk-based capital and ratio to
        risk-weighted assets, September 30, 1997 $  39,460         19.2%      $    16,523          8.0%  $  20,654         10.0%
                                                 ========================   ============================ ========================

                       FSF FINANCIAL CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                                                                                To Be Well
                                                                                                             Capitalized Under
                                                                                       For Capital           Prompt Corrective
                                                          Actual                    Adequacy Purposes        Action Provisions
                                                    ------------------------   ----------------------------  -----------------------
GAAP captial, September 30, 1996                    $  38,856
Add:  Unrealized losses on debt
        securities held for sale                          383
                                                    ----------
Tangible capital and ratio to
        adjusted total assets                       $  39,239         11.3%      $     5,218          1.5%
                                                    ------------------------   ----------------------------
Tier 1 (Core) capital and ratio to
        adjusted total assets                       $  39,239         11.3%      $    10,436          3.0%   $  17,393          5.0%
                                                    ------------------------   ----------------------------  -----------------------
Tier 1 capital and ratio to
        risk-weighted assets                        $  39,239         22.3%      $     7,023          4.0%   $  10,534          6.0%
                                                              --------------   ----------------------------  -----------------------
Tier 2 capital, allowance for loan losses                 776
                                                    ----------
Total risk-based capital and ratio to
        risk-weighted assets, September 30, 1996    $  40,015         22.8%      $    14,046          8.0%   $  17,557         10.0%
                                                    ========================   ============================  =======================


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

The Corporation had cash on deposit in a financial institution in excess of Federal deposit insurance limits of approximately $1,367 at September 30, 1997.

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

                       FSF FINANCIAL CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

A summary of the notional amounts of the Bank's financial instruments at September 30, 1997 follows:

Commitments to extend credit                                $      18,264
Standby letters of credit
                                                                      118
Forward commitments to purchase loans
                                                                       80


The carrying value and fair value of the Corporation's financial assets and financial liabilities are as follows:

                                                                                  September 30,
                                                 --------------------------------------------------------------------------------
                                                                  1997                                      1996
                                                 ---------------------------------------   --------------------------------------
                                                     Carrying               Fair              Carrying             Fair
                                                      Value                Value                Value              Value
                                                 --------------------------------------------------------------------------------
Financial assets:
Cash & cash equivalents                          $     6,135      $        6,135      $         11,756      $      11,756
Investment securities                                 58,187              57,376                62,580             59,857
Mortgage-backed and related securities                55,238              54,234                54,893             53,251
Loans held for sale                                      204                 220                   443                453
Loans receivable, net                                260,390             259,994               216,727            216,427
Accrued interest receivable                            2,436               2,436                 2,325              2,325

Financial liabilities:
Deposits                                             208,246             208,487               189,074            189,300
Borrowings                                           133,817             134,060               114,693            114,797



 (15)      Effects of New Financial Accounting Standards

SFAS No. 128, "Earnings per Share" - issued February 1997, establishes standards for computing and presenting earnings per share (EPS). It simplifies prior standards by replacing primary earnings per share with basic earnings per share and by altering the calculation of diluted EPS, which replaces fully diluted EPS. SFAS No. 128 is effective for financial statements issued after December 15, 1997, including interim periods.

SFAS No. 130, "Reporting Comprehensive Income" - issued June 1997, establishes standards for reporting and displaying comprehensive income and its components in general-purpose financial statements. Comprehensive income includes net income and several other items that current accounting standards require to be recognized outside of net income. This statement requires entities to display comprehensive income and its components in the financial statements, with presentation of the accumulated balances of other comprehensive income reported in stockholders' equity separately from retained earnings and additional paid-in capital. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods that are presented for comparative purposes is required.

SFAS No. 131, "Disclosures about Segments of and Enterprise and Related Information" - issued June 1997, requires public business enterprises to report information about their operating segments in a complete set of financial statements to shareholders. This statement also requires entities to report enterprise-wide information about their products and services, their activities in different geographic areas, and their reliance on major customers. Certain segment information is also to be reported in interim financial statements. The basis for determining an enterprise's operating segments is the manner in which management operates the business. Specifically, financial information is required to be reported on the basis that it is used

                       FSF FINANCIAL CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

 internally  by the
enterprise's chief operating decision maker in making decisions related to resource allocation and segment performance. SFAS No. 131 is effective for financial statements for years beginning after December 15, 1997.

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

                                     STATEMENT OF FINANCIAL CONDITION

                                                                                   September 30,
                                                                         ----------------------------------
 ASSETS                                                                       1997               1996
                                                                         ---------------    ---------------
      Cash and cash equivalents                                          $        1,412     $        3,772
      Investment securites available for sale                                       423                399
      Investment securities held to maturity                                      3,062              4,560
      Investment in Bank subsidiary                                              38,440             38,856
      Loan to Bank ESOP                                                           2,347              2,719
      Other assets                                                                   66                 76
                                                                         ---------------    ---------------
                                                                         $       45,750     $        50,382
                                                                         ===============    ===============
 LIABILITIES AND STOCKHOLDERS' EQUITY
      Other liabilities                                                  $           41     $           14

      Stockholders' equity:
          Common stock                                                              450                450
          Additional paid-in capital                                             43,334             43,150
          Unrealized gain on securities available for sale                           14                  1
          Treasury stock                                                        (20,267)           (13,095)
          Unearned MSP stock                                                     (1,108)            (1,398)
          Retained earnings                                                      23,286             21,260
                                                                         ---------------    ---------------
                    Total stockholders' equity                                   45,709             50,368
                                                                         ---------------    ---------------
                                                                         $       45,750     $       50,382
                                                                         ===============    ===============

                               STATEMENT OF INCOME

                                                                                       Years Ended September 30,
                                                                         -----------------------------------------------------
 Income:                                                                      1997               1996              1995
                                                                         ---------------    ---------------   ----------------
      Dividends from Bank subsidiary                                     $       4,202      $       3,500     $        1,686
      Interest from
          Bank's ESOP loan                                                          222                254                306
          Investments                                                               343                641              1,072
                                                                         ---------------    ---------------   ----------------
                                                                                  4,767              4,395              3,064

 Expense:
      Non-interest expense                                                          566                474                430
                                                                         ---------------    ---------------   ----------------
 Income before income taxes and equity in undistributed
    net income of Bank subsidiary                                                 4,201              3,921              2,634
 Income tax expense                                                                  (1)               154                380
                                                                         ---------------    ---------------   ----------------
                                                                                  4,202              3,767              2,254
 Equity (loss) in undistributed net income of Bank subsidiary                    (1,078)            (2,100)               371
                                                                         ---------------    ---------------   ----------------
 Net income                                                              $        3,124     $        1,667    $         2,625
                                                                         ===============    ===============   ================

                       FSF FINANCIAL CORP. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


  (16)    Parent Only Condensed Financial Information - Continued (In thousands)

                             STATEMENT OF CASH FLOWS

                                                                                       Years Ended September 30,
                                                                         -----------------------------------------------------
                                                                              1997               1996              1995
                                                                         ---------------    ---------------   ----------------
 Cash flows from operating activities:
      Net Income                                                         $        3,124     $        1,667    $         2,625
      Adjustments:
          (Equity) loss in undistributed net income of
             Bank subsidiary                                                      1,078              2,100               (371)
          (Increase) decrease in other assets                                        10                 97               (171)
          Increase (decrease)in other liabilities                                    27                 (7)                13
          Others                                                                    115                 85                  -
                                                                         ---------------    ---------------   ----------------
 Net cash provided by operations                                                  4,354              3,942              2,096
                                                                         ---------------    ---------------   ----------------

 Cash flows from investing activities:
      Proceeds from maturities of investments                                     1,500              8,650              1,000
      Purchase of investment securities                                               -             (2,559)           (12,088)
      Loan to ESOP                                                                    -                  -             (3,597)
      Purchase of subsidiary stock
                                                                                      -                  -            (21,735)
                                                                         ---------------    ---------------   ----------------

 Net cash provided by (used in) investing activities                              1,500              6,091            (36,420)
                                                                         ---------------    ---------------   ----------------

 Cash flows from financing activities:
      Net proceeds from sale of stock                                                 -                  -             43,519
      Payments received on ESOP bank loan                                           371                385                494
      Purchases of treasury stock                                                (7,245)           (10,559)            (2,589)
      Proceeds from sale of stock                                                    73                 52                 32
      Payments of cash dividends                                                 (1,413)            (1,758)            (1,513)
                                                                         ---------------    ---------------   ----------------
 Net cash provided by (used in) financing activities                             (8,214)           (11,880)            39,943
                                                                         ---------------    ---------------   ----------------

 Increase (decrease) in cash and cash equivalents                                (2,360)            (1,847)             5,619
 Cash and cash equivalents:
      Beginning of year                                                           3,772              5,619                  -
                                                                         ---------------    ---------------   ----------------
      End of year                                                        $        1,412     $        3,772    $         5,619
                                                                         ===============    ===============   ================

                  Selected Quarterly Financial Data (Unaudited)
                    For Three Years Ended September 30, 1997

                                                               First       Second        Third        Fourth
                                                              Quarter      Quarter      Quarter       Quarter       Year
                                                           ------------------------------------------------------------------
Fiscal 1997
 Interest income                                           $      6,564   $    6,728   $     6,933    $   7,090    $  27,315
 Interest expense                                                 3,886        4,011         4,104        4,345       16,346
                                                           ------------------------------------------------------------------
 Net Interest Income                                              2,678        2,717         2,829        2,745       10,969
 Provision for loan losses                                           30           30            30           30          120
 Gain on sale of assets                                               5           13            15           15           48
 Net income                                                $        722   $      725   $       823    $     854    $   3,124
 Primary earnings per share of common stock:
      Net income                                                   0.24         0.25          0.29         0.30         1.06
 Cash dividends declared per share                         $      0.125   $    0.125   $     0.125        0.125    $    0.50
 Market range:
      High bid                                             $      15.13   $    18.25   $     18.13    $   21.00    $   21.00
      Low bid                                              $      12.75   $    14.75   $     16.38    $   17.25    $   12.75

Fiscal 1996
 Interest income                                           $      5,488   $    5,583   $     5,898    $   6,275    $  23,244
 Interest expense                                                 3,219        3,335         3,427        3,628       13,609
                                                           ------------------------------------------------------------------
 Net Interest Income                                              2,269        2,248         2,471        2,647        9,635
 Provision for loan losses                                            6            6            15           15           42
 Gain on sale of assets                                               5            9             3           21           38
 Net income                                                $        421   $      460   $       684    $     103    $   1,668
 Primary earnings per share of common stock:
      Net income                                                   0.11         0.13          0.21         0.03         0.48
 Cash dividends declared per share                         $      0.125   $    0.125   $      0.125       0.125         0.50
 Market range:
      High bid                                             $      13.50   $    13.50   $     13.00        13.25        13.50
      Low bid                                              $      12.38   $    12.38   $     11.50    $   11.38    $   11.38

Fiscal 1995
 Interest income                                           $      4,451   $    4,604   $     4,836    $   5,188    $  19,079
 Interest expense                                                 1,973        2,149         2,523        2,827        9,472
                                                           ------------------------------------------------------------------
 Net Interest Income                                              2,478        2,455         2,313        2,361        9,607
 Provision for loan losses                                            6            6             6            6           24
 Gain on sale of assets                                               4            -             -            2            6
 Net income before cumulative effect of change
      in accounting principle                                       687          565           531          460        2,243
 Net income                                                $      1,069   $      565   $       531    $     460    $   2,625
 Primary earnings per share of common stock:
      Net income before cumulative effect of
           change in accounting for securities             $       0.17   $     0.14   $      0.14    $    0.12    $    0.57
      Net income                                                   0.26         0.14          0.14         0.12         0.67
 Cash dividends declared per share                                  N/A   $    0.125   $     0.125    $   0.125    $   0.375
 Market range:
      High bid                                             $      10.50   $    10.75   $     12.00    $   13.13    $   13.13
      Low bid                                              $       7.50   $     9.00   $     10.00    $   11.13    $    7.50

--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------



                   Our Board of Directors and Management Team

                    Board of Directors of FSF Financial Corp.

Donald A. Glas, Co-Chair of the Board                                     George B. Loban, Co-Chair of the Board

Richard H. Burgart                                                        Carl O. Bretzke

James J. Caturia                                                          Jerome R. Dempsey

Sever B. Knutson                                                          Roger R. Stearns


                     Board of Directors of First Federal fsb

Donald A. Glas, Co-Chair of the Board                                     George B. Loban, Co-Chair of the Board

Richard H. Burgart                                                        Carl O. Bretzke

James J. Caturia                                                          Jerome R. Dempsey

Sever B. Knutson                                                          Roger R. Stearns



                    Executive Officers of FSF Financial Corp.
                              and First Federal fsb

Donald A. Glas                                                            George B. Loban
Chief Executive Officer                                                   President

Richard H. Burgart
Chief Financial Officer & Corporate Secretary

--------------------------------------------------------------------------------

Corporate Counsel                                                         Special Counsel
Mackall Crounse & Moore                                                   Malizia, Spidi, Sloane & Fisch, P.C.
1400 AT&T Tower                                                           One Franklin Square
901 Marquette Avenue                                                      1301 K Street NW, Ste. 700 East
Minneapolis, MN  55402                                                    Washington, DC  20005

Independent Auditors                                                      Transfer Agent and Registrar
Bertram Cooper & Co. LLP                                                  American Securities Transfer, Inc.
110 Second Avenue SE                                                      1825 Lawrence
Waseca, MN  56093                                                         Denver, CO  80202

