Form 10-K405, Exhibit 13
period 1998-09-30
FSF FINANCIAL CORP
filed 1998-12-11
CIK 924370

EXHIBIT 13

                              FSF FINANCIAL CORP.
                               1998 ANNUAL REPORT



--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------

Corporate Profile and Stock Market Information............................1


Selected Financial and Other Data.........................................2


Letter to Stockholders....................................................3

Management's Discussion and Analysis of
  Financial Condition and Results of Operations...........................4


Independent Auditors' Report.............................................16


Consolidated Statements of Financial Condition...........................17


Consolidated Statements of Income........................................18


Consolidated Statements of Changes in Stockholders' Equity...............19


Consolidated Statements of Cash Flows....................................20


Notes to Consolidated Financial Statements...............................22


Selected Quarterly Financial Data........................................41


Office Locations.........................................................42


Corporate Information....................................................43

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

The Company operates two wholly owned subsidiaries, Insurance Planners and the Bank. Insurance Planners (the "Agency") is an independent property and casualty insurance agency located in Hutchinson, MN. The Agency was acquired by the Company on June 1, 1998. Furthermore, on November 17, 1998, the Company acquired Homeowners Mortgage Corporation ("Homeowners"), Vadnais Heights, MN. Homeowners is a mortgage banking company.

The Bank conducts its business from its main office in Hutchinson, Minnesota, and ten additional full service offices located in the Minnesota counties of McLeod, Dakota, Meeker, Sibley, Carver, Stearns and Wright. The Bank also operates ten automated teller machines ("ATMs"). The Bank's deposits have been federally insured since 1934 and are currently insured up to the maximum allowable by law as administered by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is a community oriented savings institution offering a variety of financial services to meet the needs of the communities it serves.

The Bank attracts deposits from the general public and uses such deposits, together with borrowings and other funds, primarily to originate and purchase residential real estate, commercial real estate, multi-family loans, construction loans, agricultural loans, commercial business loans, and consumer loans.

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

The number of stockholders of record of common stock as of the record date of November 30, 1998, was approximately 511. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At November 30, 1998, there were 2,972,513 shares issued and outstanding.

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

FSF FINANCIAL CORP.

----------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL AND OTHER DATA
Financial Condition (Dollars in Thousands)
----------------------------------------------------------------------------------------------------------------------------------
September 30,                                                  1998        1997          1996            1995           1994
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                               $416,232     $388,135      $354,636       $304,605        $281,467
Loans held for sale                                           2,672          204           443            230             729
Loans receivable, net                                       280,603      260,390       216,727        170,921         116,591
Mortgage-backed securities                                   36,418       38,539        38,557         37,110          33,267
Mortgage-backed securities available for sale                16,574       16,699        16,336         16,141          16,338
Debt securities                                              24,412       37,876        44,349         41,914          22,897
Debt securities available for sale                            3,010        1,000             -              -               -
Equity securities available for sale                         19,459       19,311        18,231         16,165          14,172
Cash and cash equivalents (1)                                22,597        6,135        11,756         14,855          69,991
Savings deposits                                            226,542      208,246       189,074        171,516         156,479
Other borrowings                                            144,177      133,817       114,693         73,807          37,688
Stockholders' equity                                         42,518       43,362        47,649         57,351          20,508

Summary of Operations (Dollars in Thousands)  (2)
----------------------------------------------------------------------------------------------------------------------------------
Year Ended September 30,                                       1998        1997          1996            1995           1994
----------------------------------------------------------------------------------------------------------------------------------

Interest income                                            $ 29,981     $ 27,315      $ 23,244       $ 19,079        $ 15,320
Interest expense                                             18,499       16,346        13,609          9,472           7,544
Net interest income                                          11,482       10,969         9,635          9,607           7,776
Provision for loan losses                                       302          120            42             24              33
Non-interest income                                           2,269        1,510         1,354          1,127             184
Non-interest expense (3)                                      8,395        7,130         8,178          6,966           5,964
Income before cummulative effect
     of change in accounting principle                        3,030        3,124         1,668          2,243           1,135
Net income (3)                                                3,030        3,124         1,668          2,625           1,135

Other Selected Data
----------------------------------------------------------------------------------------------------------------------------------
Year Ended September 30,                                      1998         1997          1996           1995            1994
----------------------------------------------------------------------------------------------------------------------------------

Return on average assets before cum. eff.                      0.74%        0.84%         0.69%          0.82%           0.50%
Return on average assets after cum. eff.                       0.74%        0.84%         0.69%          0.95%           0.50%
Return on average equity before cum. eff.                      6.94%        6.87%         4.25%          3.83%           5.58%
Return on average equity after cum. eff.                       6.94%        6.87%         4.25%          4.48%           0.56%
Average equity to average assets                              10.70%       12.25%        15.93%         21.31%           8.96%
Net interest rate spread (4)                                   2.44%        2.54%         2.36%          2.78%           3.41%
Non-performing assets to total assets                          0.19%        0.15%         0.06%          0.12%           0.20%
Allowance for loan losses to total loans                       0.34%        0.30%         0.33%          0.41%           0.61%
Basic earnings per share before cum. eff. (3)               $  1.14      $  1.13       $  0.49        $  0.57             N/A
Diluted earnings per share before cum. eff. (3)             $  1.05      $  1.04       $  0.47        $  0.55             N/A
Basic earnings per share after cum. eff. (3)                $  1.14      $  1.13       $  0.49        $  0.67             N/A
Diluted earnings per share after cum. eff. (3)              $  1.05      $  1.04       $  0.47        $  0.65             N/A
Cash dividends declared per share                           $  0.50      $  0.50       $  0.50        $ 0.375             N/A

--------------------------------------------------------------------------------

(1) Consists of cash due from banks, interest-bearing deposits, and other investments with original maturities of less than three months.
(2) The cumulative effect of the change in accounting for debt securities as a pro-forma adjustment to prior years operations would result in an increase in non-interest income for fiscal 1994 by $681 and net income would increase by $382.
(3) Includes a one-time special assessment of $1,030,000 to recapitalize the SAIF for the year ended September 30, 1996.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities
                                       2

To Our Stockholders:

FSF Financial Corp. has continued its growth since becoming a publicly traded company in 1994, and we are confident that profitable growth will continue. During the first four years, total assets have increased by $135 million or 48%.

We announced the acquisitions of Insurance Planners in May, 1998 and announced the acquisition of Homeowners Mortgage in October, 1998. Diversification is a key to becoming a one-stop financial services provider. Insurance Planners provides commercial and personal property and casualty insurance. Homeowners Mortgage will become our residential mortgage origination and sales subsidiary. Firstate Services, a subsidiary of First Federal fsb, seeks to meet the investment needs of our customers. Acquisition of banking institutions, while still an option, has not been utilized aggressively due to unrealistic expectations on the part of sellers. Those expectations made potential acquisitions dilutive to our shareholders and therefore an unacceptable alternative.

Additional value to our shareholders has been created as a result of the investment made in the repurchase of stock by the Company. During fiscal 1998 we invested $5.5 million in our own stock. Our company has invested a total of $25.9 million in the repurchase of shares since initiating our first repurchase program in 1995. Furthermore, officers and directors of the company increased their ownership during fiscal 1998 by exercising 135,957 options.

Asset diversification was a major focus during 1998 and should continue to enhance performance in the future. Agricultural Lending was introduced in December 1997 and represents 7.6% of total loans. We strongly believe in being a proactive partner with our agricultural customers. Community and private banking have helped in increasing commercial business loans from 2.9% of total loans last year to 7.0% of total loans at September 30, 1998. As assets are diversified, the risk inherent in the loans also increases. Therefore the provision for loan losses was increased from $120,000 in 1997 to $302,000 in 1998 and the loss reserve increased from $852,000 to $1,035,000.

Even though we are decreasing our dependence on residential lending within our loan portfolio, we are not abandoning our efforts to promote homeownership. The acquisition of Homeowners Mortgage provides us with enhanced products, economies of scale, and a more diversified market while allowing us to concentrate our efforts at the Bank level, in construction lending and other non-residential lending areas.

We will continue to assess potential acquisitions, utilize technology when economically feasible, diversify our balance sheet and income stream, and train our employees to provide superior customer service. We are confident that our commitment to continued, profitable growth will provide additional return to our shareholders.

Thank you for your confidence and investment in FSF Financial Corp. We hope that you are using some of our many products and services. If not, please consider doing so. Our best sales people are our customers.

Sincerely,




Donald A. Glas                                         George B. Loban
Co-Chair/Chief Executive Officer                       Co-Chair/President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of integrating newly acquired businesses, the ability to control costs and expenses, and general economic conditions. FSF Financial Corp. undertakes no obligation to publicly release the results of any revisions to those forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

The Corporation does not engage in any active business. In connection with the conversion from the mutual to stock form of ownership, the Corporation made a loan to the Bank's employee stock ownership plan. The Corporation also receives interest income on its investments.

The earnings of the Corporation depend primarily on the Bank's net interest income and to a lesser extent, income from its recently acquired wholly owned subsidiaries: Insurance Planners (June 1998) and Homeowners Mortgage (November
1998). Net interest income is affected by the interest rates that the Bank receives from its loans and investments and by the interest rates that the Bank must pay for its sources of funds. The difference between average rates of interest earned on earning assets and the average rates paid on interest bearing liabilities is the "interest rate spread". When interest earning assets equal or exceed interest bearing liabilities, any positive interest rate spread will produce net interest income.

In addition, the Bank receives income from service charges on deposit accounts, other service charges and fees, commission income and income from the sale of loans to the secondary market. The Bank incurs expenses in addition to interest expense in the form of salaries and benefits, deposit insurance, property operations and maintenance, advertising and other related business expenses.

Earnings of the Bank are significantly affected by economic and competitive conditions, particularly changes in interest rates, government policies and regulations of various regulatory authorities.

Asset/Liability Management

The Bank, like other financial institutions, is vulnerable to changes in interest rates to the extent that interest-bearing liabilities mature differently than interest-earning assets. The lending activities of the Bank have emphasized the origination of loans, the majority of which have a repricing term which is substantially shorter than their amortization term, and the source of funds has been deposits and borrowings. Having interest-earning assets that reprice more frequently than interest-bearing liabilities is generally beneficial to net interest income during periods of increasing interest rates, such an asset/liability mismatch is generally detrimental during periods of declining interest rates.

In an attempt to manage its exposure to changes in interest rates, management closely monitors interest rate risk. Management meets at least quarterly to review the interest rate risk position and projected profitability of the Bank. In addition, management reviews the Bank's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Bank's objectives in the most effective manner. The Board of Directors reviews on a quarterly basis the Bank's asset/liability position, including simulations of the effect of various interest rate scenarios on the Bank's capital.

Depending on the relationship between long-term and short-term interest rates, market conditions and consumer preferences, the Bank, at times, may place more emphasis on managing net interest margin rather than matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its assets and liability portfolios can provide high enough returns to justify the increased exposure to sudden and unexpected changes in interest rates.

Management attempts to reduce the Bank's interest rate risk by the way it structures its assets and liabilities. The Bank sells all fixed rate residential mortgages and has primarily focused its residential lending programs on loans with either adjustable interest rates or balloon provisions. These loans provide the Bank with a repricing time frame which is substantially shorter than the contractual term. During the 1998 fiscal year, the Bank originated $9.5 million of single family mortgage loans which have initial fixed rates for terms of one to ten years and then adjust annually off a treasury index thereafter. The Bank also originated $11.5 million of single family mortgage loans that have a balloon payment due in three to seven years. Originations of construction and land development loans, which generally have a contractual maturity of two years or less, totaled $24.5 million. At September 30, 1998, $127.9 million of real estate mortgages were adjustable rate mortgages, balloon mortgages, or construction and land development loans, representing 42.4% of total loans and 31% of total assets.

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

The table that follows sets forth the amounts of interest-earning assets and interest-bearing liabilities at September 30, 1998, which are expected to reprice or mature in each of the future time periods shown.


                        Analysis of Repricing Mechanisms

                                                            Over One     Over Five
                                                Within       to Five      to Ten       Over Ten
                                               One Year       Years        Years         Years        Total
                                              ---------    ---------    ----------     ---------   ----------
                                                                   (Dollars in Thousands)
Interest-earning assets:
   Mortgage loans                             $  57,326    $  60,622     $  41,995     $  56,731    $ 216,674
   Other loans                                   47,803       31,060         5,071         1,001       84,935
   Investment securities                         93,274       10,641         7,088         6,240      117,243
                                              ---------    ---------     ---------     ---------    ---------
Total interest-earning assets                   198,403      102,323        54,154        63,972      418,852
                                              ---------    ---------     ---------     ---------    ---------

Interest-bearing liabilities:
   Noninterest bearing deposits                    --           --            --            --           --
   NOW and Super now accounts                    20,557         --            --            --         20,557
   Savings accounts                              53,984         --            --            --         53,984
   Money market deposit accounts                  2,264         --            --            --          2,264
   Certificates                                  81,745       58,526         1,988          --        142,259
   Other borrowed money                           3,000       78,677        62,500          --        144,177
                                              ---------    ---------     ---------     ---------    ---------
Total interest-bearing liabilities              161,550      137,203        64,488          --        363,241
                                              ---------    ---------     ---------     ---------    ---------

Interest sensitivity gap                      $  36,853    $ (34,880)    $ (10,334)    $  63,972    $  55,611
                                              =========    =========     =========     =========    =========

Cumulative interest sensitivity gap           $  36,853    $   1,973     $  (8,361)    $  55,611
                                              =========    =========     =========     =========

Cumulative ratio of interest-earning assets
   to interest-bearing liabilities                 1.23%        1.01%         0.98%         1.15%
                                              =========    =========     =========     =========

Cumulative ratio of cumulative interest
   sensitivity gap to total assets                 8.85%        0.47%        -2.01%        13.36%
                                              =========    =========     =========     =========


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

Market Risk Management

Market risk is the risk of loss arising from adverse changes in market prices and rates. The Bank's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Bank's net interest income or the economic value of its portfolio of assets, liabilities and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Bank's primary market risk exposures and how those exposures are managed in Fiscal 1998 have changed when compared to Fiscal 1997. Market risk limits have been established by the Board of Directors based on the Bank's tolerance for risk.

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

The following table sets forth the present value estimates of the Bank at September 30, 1998, as calculated by its NPV Model. The table shows the NPV of the Bank under rate shock scenarios of -400 basis points to +400 basis points in increments of 100 basis points. As market rates increase, the market value of the Bank's large portfolio of mortgage loans and securities declines significantly and prepayments are slow. As rates decrease, the market value of mortgage loans and securities increase only modestly due to prepayment risk, periodic rate caps, and other embedded options. Actual changes in market value will differ from estimated changes set forth in this table due to various risks and uncertainties.

          Changes in Interest
            Rates in Basis                     Net Portfolio Change                     NPV as % of Assets
                                 -----------------------------------------------     -----------------------
          Points (Rate Shock)    $ Amount           $ Change            Change %     NPV Ratio        Change
                                 --------           --------            --------     ---------        ------
                                                        (Dollars in thousands)
                +400 bp         $  38,329            (13,268)            (25.71) %      9.61         (243) bp
                +300 bp            40,987            (10,610)            (20.56)       10.11         (193) bp
                +200 bp            44,044             (7,553)            (14.64)       10.68         (136) bp
                +100 bp            47,558             (4,039)             (7.83)       11.32          (72) bp
                 0 bp              51,597                  -                  -        12.04            -
                -100 bp            56,243              4,646               9.00        12.85           81  bp
                -200 bp            61,591              9,994              19.37        13.76          172  bp
                -300 bp            67,751             16,154              31.31        14.78          274  bp
                -400 bp            74,857             23,260              45.08        15.92          388  bp

This table shows that the Bank's economic value of equity would decrease with rising interest rates while increasing with falling interest rates. However, computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan repayments and deposit runoffs, and may not be indicative of actual results. The computations do not reflect any actions the Bank may undertake in response to changes in interest rates although management cannot always predict future interest rates or their effect on the Bank. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market area interest rates. Additionally, certain assets, such as adjustable rate loans, have features that restrict changes in interest rates during the initial term and over the remaining life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable rate debt may decrease in the event of an interest rate increase.

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

                                                                         Years Ended September 30,
                                          ------------------------------------------------------------------------------------------
                                              1998                                   1997                         1996
                                          ------------------------------------------------------------------------------------------
                                                                Average                     Average                         Average
                                             Average   Income/  Yield/    Average   Income/  Yield/    Average    Income/   Yield/
                                             Balance   Expense   Cost     Balance   Expense   Cost     Balance    Expense    Cost
                                          ------------------------------------------------------------------------------------------
Interest-Earning Assets                       (in thousands)                (in thousands)             (In thousands)
   Loans receivable (1)                   $ 276,730   $23,512   8.50%  $ 237,475  $ 20,066   8.45%  $ 193,202   $16,077     8.32%
   Mortgage-backed securities                54,657     3,006   5.50%     55,062     3,384   6.15%     54,208     3,270     6.03%
   Investment securities (2)                 65,238     3,463   5.31%     66,734     3,865   5.79%     69,676     3,897     5.59%
                                          --------------------         --------------------         --------------------
      Total interest-earning assets         396,625    29,981   7.56%    359,271    27,315   7.60%    317,086    23,244     7.33%
                                          --------------------         --------------------         --------------------

Interest-Bearing Liabilities
   NOW and money market accounts          $  28,626       407   1.42%   $ 27,463       389   1.42%   $ 25,697       443     2.41%
   Passbook savings                          50,699     1,690   3.33%     48,381     1,524   3.15%     49,120     1,576     3.52%
   Certificates of deposit                  136,407     7,985   5.85%    127,211     7,426   5.84%    108,665     6,243     5.75%
                                          --------------------         --------------------         --------------------
      Total deposits                        215,732    10,082   4.67%    203,055     9,339   4.60%    183,482     8,262     4.50%
   FHLB advances                            145,459     8,417   5.79%    120,093     7,007   5.83%     90,408     5,347     5.91%
                                          --------------------         --------------------         --------------------
      Total interest-bearing liabilities    361,191    18,499   5.12%    323,148    16,346   5.06%    273,890    13,609     4.97%
                                          --------------------         --------------------         --------------------
Net Interest Income                                   $11,482                     $ 10,969                      $ 9,635
                                                     ========                    ==========                     =========
Net Interest Rate Spread  (3)                                   2.44%                        2.54%                          2.36%
Net Interest Rate Margin  (4)                                   2.89%                        3.05%                          3.04%
Ratio of average interest-earning assets
  to average interest-bearing liabilities      1.10x                        1.11x                        1.16x
                                          =========                    =========                     ========

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

                                                          Increase (Decrease) Due To
                                         -----------------------------------------------------------
                                            Rate           Volume       Rate/Volume           Total
                                         ---------      -----------    ------------        ---------
Year Ended September 30, 1998 vs 1997:                         (In Thousands)
Interest income:
   Loans Receivable                         $  109         $  3,317      $     20            $3,446
   Mortgage-backed securities                 (350)             (25)           (3)             (378)
   Investment securities                      (308)             (87)           (7)             (402)
                                            ------         --------      --------             -----
      Total change in interest income         (549)           3,205            10             2,666

Interest expense:
   Savings accounts                            151              583             9               743
   FHLB Borrowings                             (59)           1,479           (10)            1,410
                                            ------         --------      --------            ------
      Total change in interest expense          92            2,062           (1)             2,153
                                            ------         --------      --------            ------
Net change in net interest income           $ (641)        $  1,143      $     11            $  513
                                            ======         ========      ========            ======

Year Ended September 30, 1997 vs 1996:
Interest income:
   Loans Receivable                         $  247         $  3,684      $     58            $3,989
   Mortgage-backed securities                   55               51             8               114
   Investment securities                       117             (164)           15              (32)
                                            -------        --------      --------            ------
      Total change in interest income          419            3,571            81             4,071

Interest expense:
   Savings accounts                           (813)           1,849            41             1,077
   FHLB Borrowings                             (70)           1,754           (24)            1,660
                                            -------        --------      --------            ------
      Total change in interest expense        (883)           3,603            17             2,737
                                            -------        --------      --------            ------
Net change in net interest income           $1,302         $    (32)     $     64            $1,334
                                            =======        ========      ========            ======

Changes in Financial Condition

                    General. Total assets increased from $388.1 million at September 30, 1997, to $416.2 million at September 30, 1998, an increase of $28.1 million or 7.2%. The Bank continues to experience good demand for loans and supplemented the internal loan originations ($147.6 million) with purchases of other loans ($10.8 million) that meet the interest rate risk and credit risk criteria established by management.

                    Securities Available for Sale. Equity securities available for sale increased by $148,000 during the 1998 fiscal year as a result of the purchase of additional stock in the Federal Home Loan Bank of Des Moines ("FHLB"). The additional stock purchase was required as FHLB borrowings increased. The net unrealized losses on securities available for sale increased from $606,000 at September 30, 1997 to $832,000 at September 30, 1998. This increase was primarily due to the market rate of interest decreasing compared to the contractual rate. Debt securities available for sale increased $2.0 million due to the purchase of such securities for liquidity purposes. Mortgage-backed and related securities remained about the same.

                    Securities Held to Maturity. Debt securities held to maturity decreased from $37.9 million to $24.4 million due to maturities and the exercise of call options by issuers. Mortgage-backed securities held to maturity decreased from $38.5 million to $36.4 million during fiscal 1998, due to principal repayments. The net unrealized losses on securities held to maturity decreased from $1.8 million at September 30, 1997 to $1.5 million at September 30, 1998. These increases were primarily due to the market rate of interest decreasing compared to the contractual rate.

     Loans Held for Sale. Loans held for sale increased from $204,000 at September 30, 1997, to $2,672,000 at September 30, 1998. The Bank had firm commitments to sell all of the loans held for sale that were closed by September, 1998.

     Loans Receivable. Loans receivable increased from $260.4 million at September 30, 1997, to $280.6 million at September 30, 1998, an increase of $20.2 million or 7.8%. The increase was primarily comprised of increases in agricultural and commercial business loans.

     Deposits. Total deposits increased by $18.3 million, or 8.8% during the 1998 fiscal year. The increase in deposits can be primarily attributed to an increase in savings and certificates of deposit. The increase in total deposits was accompanied by an increase in the weighted average cost of funds from 4.60% to 4.67% for the years ended September 30, 1997 and 1998, respectively. The increase in cost is primarily attributable to the change in the composition of deposits.

     Borrowings. In addition to the growth in deposits, additional borrowings of $10.4 million were needed utilized to fund the growth in assets. Management utilizes a least cost, at the margin, approach to fund assets. As a result, borrowings are utilized as a funding source when it provides the least cost, at the margin. FHLB advances are used to fund lending and investment activities, withdrawals from deposit accounts and other ordinary business activity.

     Stockholders' Equity. Stockholders' equity decreased from $43.4 million at September 30, 1997, to $42.5 million at September 30, 1998, a decrease of $0.9 million. The Corporation repurchased 288,218 shares of its common stock during the year at an average price of $19.05, thereby reducing stockholders' equity. The repurchase of shares also reduced the total number of shareholders. Book value per share decreased from $16.24 at September 30, 1997, to $16.22 at September 30, 1998.

Comparison of Years Ended September 30, 1998 and 1997

     Net Income. Net income decreased to $3.0 million for the year ended September 30, 1998, from $3.1 million for the year ended September 30, 1997. The decrease was primarily due to an increase in non-interest expense.

     Interest Income. Total interest income increased $2.7 million to $30.0 million for the year ended September 30, 1998, from $27.3 million for the year ended September 30, 1997. Interest income on loans increased by $3.4 million from $20.1 million for the year ended September 30, 1997, to $23.5 million for the year ended September 30, 1998, as a result of a $39.3 million increase in the average balance of loans receivable from $237.5 million at September 30, 1997, to $276.7 million at September 30, 1998. Furthermore, the average yield increased from 8.45% at September 30, 1997, to 8.50% at September 30, 1998. Interest income on mortgage-backed securities decreased from $3.4 million for the year ended September 30, 1997, to $3.0 million for the year ended September 30, 1998. The decrease was primarily the result of a decrease in average rate from 6.15% for the 1997 fiscal year to 5.50% for the 1998 fiscal year. The average balance of investment securities decreased by $1.5 million during the fiscal year and the yield decreased from 5.79% to 5.31%. The decrease in yield for investment securities was primarily impacted by maturities and the exercise of call options by issuers. The yield on interest-earning assets decreased from 7.60% for the year ended September 30, 1997, to 7.56% for the year ended September 30, 1998. Interest income increased by $3.3 million as a result of increased volume during the year while the changes in rates caused interest income to decrease by $549,000 and the rate/volume change increased interest income by $10,000.

     Interest Expense. Total interest expense increased to $18.5 million for 1998 from $16.3 million for 1997 as both the average balance of total interest bearing liabilities and the average cost of funds increased. The increased cost of deposits attendant to the growth of balances was approximately $583,000 while the increase associated with a change in interest rates was approximately $151,000. The cost associated with interest bearing deposits increased from 4.60% for the year ended September 30, 1997, to 4.67% for the same period ended September 30, 1997. The cost associated with borrowed funds decreased to 5.79% for fiscal 1998 compared to 5.83% for fiscal 1997. $59,000 of the decrease in the cost of borrowed funds was a result of increases in rates, $1.5 million of the increase was attributable to the increased volumes and $10,000 of the decrease was rate/volume related.

     Net Interest Income. Net interest income increased $513,000. Changes in interest rates caused a decrease in net interest income of $641,000, volumes accounted for an increase in net interest income of $1.1 million and rate/volume differences increased $11,000.

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

The Bank's loan loss provision increased from $120,000 for the year ended September 30, 1997, to $302,000 for the year ended September 30, 1998, due to the change in composition of the loan portfolio. The Bank's allowance for loan losses was $1,035,000 at September 30, 1998. The allowance for loan losses represents .34% of total loans outstanding and 127.6% of total non-performing assets. While the Bank maintains its allowance for loan losses at a level which it considers to be adequate, there can be no assurance that further additions will not be made to the loss allowances or that such losses will not exceed the estimated amounts.

     Non-interest Income. Total non-interest income increased by $759,000 to $2.3 million for the year ended September 30, 1998, from $1.5 million for the year ended September 30, 1997. Gains on loans sold increased from $48,000 in the 1997 fiscal year to $360,000 in the 1998 fiscal year. The gains are a result of fixed-rate mortgages that were sold in the secondary market because they do not fit the interest rate risk profile of the Bank. Other service charges and fees increased from $422,000 for the year ended September 30, 1997 to $457,000 for the year ended September 30, 1998. Service charges on deposit accounts increased $105,000 during the periods compared as a result of an increase in the number of accounts affected and to a lesser degree by an increase in the fees associated with deposit accounts.

Commission income increased from $227,000 for the year ended September 30, 1997 to $543,000 for the year ended September 30, 1998. $214,000 of the increase was a result of the acquisition of Insurance Planners, $50,000 was a result of increased investment sales and $45,000 was due to the sale of federal crop insurance (an ancillary activity to our agricultural lending).

     Non-interest Expense. Total non-interest expense increased to $8.4 million for the year ended September 30, 1998, from $7.1 million for the year ended September 30, 1997, or 18.3%. Compensation and benefits increased from $4.5 million to $5.4 million or 20.2%, due to the acquisition of Insurance Planners ($122,000), the hiring of critical management and related support positions, including Agricultural Lending, Marketing, Community Banking, internal audit ($400,000) and merit increases, which averaged 4.5%. Occupancy and equipment expense increased $46,000. The Company expects increased compensation and property costs in fiscal 1999, due to the acquisition of Homeowners Mortgage in November, 1998. Deposit insurance premiums decreased $36,000. Professional fees increased from $235,000 for fiscal year 1997 to $258,000 for fiscal year 1998. Data processing increased $99,000 to $492,000 for the period ended September 30, 1998, due to processing expense associated with increased delivery of electronic services to customers, the introduction of agricultural lending and the expansion of commercial lending and to a lesser extent, as a result of the costs associated with the Corporation's Year 2000 compliance program.

     Furthermore, due to the acquisitions of Insurance Planners and Homeowners Mortgage, the Company will experience approximately $115,000 in annual expense due to the amortization, over a 25 year period, of goodwill associated with such acquisitions.

     Income Tax Expense. Income tax expense decreased to $2.0 million for the year ended September 30, 1998, from $2.1 million for the year ended September
30, 1997. The decrease was primarily due to a decrease in pre-tax income of $175,000.

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

     Interest Expense. Total interest expense increased to $16.3 million for 1997 from $13.6 million for 1996 as both the average balance of total interest bearing liabilities and the average cost of funds increased. The increased cost of deposits attendant to the growth of balances was approximately $1.8 million while the decrease associated with a change in interest rates was approximately $813,000. The cost associated with interest bearing deposits increased from 4.50% for the year ended September 30, 1996, to 4.60% for the same period ended September 30, 1997. The cost associated with borrowed funds decreased to 5.83% for fiscal 1997 compared to 5.91% for fiscal 1996. $70,000 of the decrease in the cost of borrowed funds was a result of increases in rates, $1.8 million of the increase was attributable to the increased volumes and $24,000 of the decrease was rate/volume related.

     Net Interest Income. Net interest income increased $1.3 million. Changes in interest rates caused an increase in net interest income of $1.3 million, volumes accounted for a decrease in net interest income of $32,000 and rate/volume differences increased net interest income by $64,000.

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

     Income Tax Expense. Income tax expense increased to $2.1 million for the year ended September 30, 1997, from $1.1 million for the year ended September 30, 1996, or 91.2%. The increase was primarily due to an increase in pre-tax income of $2.5 million.

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

Operating activities provided cash of $1.3 million, $3.8 million and $3.0 million during the years ended September 30, 1998, 1997, and 1996, respectively. In fiscal 1997 and 1996, the cash flow in operating activities was primarily influenced by the changes in accrued liabilities associated with the accrual of the SAIF special assessment in fiscal 1996, which was paid out in fiscal 1997. In fiscal 1998, the cash flow in operating activities was influenced primarily by the change in loans held for sale.

Investing activities used $8.0 million, $39.5 million, and $52.2 million during the years ended September 30, 1998, 1997, and 1996, respectively. During fiscal 1997 and fiscal 1996, the cash used in investing activities was primarily due to the origination and purchase of loans, and to a lesser extent, the result of the purchase of securities. The use of cash in those periods was offset by maturities or the exercise of call options by the issuer of investments. Net cash used in investing activities in fiscal 1998 was substantially reduced from fiscal 1997 and fiscal 1996. The net of loan originations and principal payments on loans used $10 million of cash flow in 1998 versus $41.2 million in 1997. The reduction is a result of an increase in loans originated for sale ($27.4 million in 1998 and $2.3 million in 1997), and an increase in prepayments of loans as mortgage refinancing continued at high levels. The purchase of loans used $10.8 million in fiscal 1998 and was largely comprised of commercial business loans that represented participation interests with other financial institutions. Investment activities provided $13.4 million net, as a result of principal payments, maturity of securities, and the exercise of call provisions by issuers.

The primary activity of the Bank is originating and purchasing loans, and purchasing investment and mortgage-backed securities. During the years ended September 30, 1998, 1997, and 1996, the Bank originated loans in the amounts of $147.6 million, $119.2 million and $97.6 million, respectively. The Bank also purchases loans, investment and mortgage-backed securities to manage liquidity and interest rate risk, to supplement local loan demand and to diversify its loan portfolio. Funding of loans purchased was $10.8 million, $2.4 million and $17.4 million for the 1998, 1997 and 1996 fiscal years, respectively. Purchases of investment and mortgage-backed securities held to maturity totaled $0, $3.0 million, and $21.0 million, and securities available for sale totaled $3.7 million, $2.0 million and $2.0 million during the years ended September 30, 1998, 1997, and 1996, respectively. Other investment activities included investments in U. S. Government and federal agency obligations, and FHLB of Des Moines stock.

For the year ended September 30, 1998, $18.3 million in cash was provided as a result of an increase in deposits and $10.4 million in cash was provided as a result of an increase in borrowings. The purchase of treasury stock, and dividends on common stock used $5.5 million, and $1.4 million, respectively. During the fiscal year ended September 30, 1997, $19.2 million in cash was provided as a result of an increase in deposits and $19.1 million was provided as a result of an increase in borrowings. The purchase of treasury stock used $7.2 million and dividends on common stock used $1.4 million during the 1997 fiscal year. Basic and diluted earnings per share for the year ended September 30, 1998, were $1.14 and $1.05, respectively. A portion of the earnings per share was a result of the purchase of treasury stock during the fiscal year. Financing activities provided $23.2 million, $30.0 million, and $46.2 million in cash during the years ended September 30, 1998, 1997 and 1996, respectively. Financing activities in the foreseeable future are expected to primarily include changes in deposits and advances from FHLB of Des Moines. See Consolidated Statements of Cash Flow for FSF Financial Corp. and Subsidiary.

The Bank's liquidity is a measure of its ability to fund loans, pay withdrawals of deposits, and other cash outflows in an efficient, cost effective manner. The Bank's primary source of funds are deposits and scheduled amortization and prepayments of loan and mortgage-backed security principal. During the past several years, the Bank has used such funds primarily to fund maturing time deposits, pay savings withdrawals, fund lending commitments, purchase new investments, and increase liquidity. The Bank funds its operations internally and as needed with borrowed funds from the FHLB. As of September 30, 1998, such borrowed funds totaled $144.2 million. While loan repayments and maturing investments and mortgage-backed securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed security prepayments are
greatly   influenced  by  general  interest  rates,   economic   conditions  and
competition.

The Bank is required under federal regulations to maintain certain specified levels of "liquid investments," which include certain United States government obligations and other approved investments. In December of 1997, the OTS reduced the requirement for banks to maintain liquid assets from 5% to not less than 4% of its net withdrawable accounts plus short term borrowings. The Bank's regulatory liquidity was 6.05%, 5.12%, and 6.08% at September 30, 1998, 1997, and 1996, respectively. The options from the previous method were used in the current period, which are more restrictive.

The amount of certificate accounts which are scheduled to mature during the twelve months ending September 30, 1999, was approximately $81.7 million. To the extent that these deposits do not remain at the Bank upon maturity, the Bank believes that it can replace these funds with deposits, current excess liquidity, FHLB advances or outside borrowings. It has been the Bank's experience that a substantial portion of such maturing deposits remain at the Bank.

At September 30, 1998, the Bank had commitments to extend credit of $31.7 million. Funds required to fill these commitments are derived primarily from FHLB borrowings, current excess liquidity, deposit inflows, or loan and security repayments.

OTS regulations require the Bank to maintain core capital of 4% of assets, of which 2.0% must be tangible equity capital, excluding goodwill. The Bank is also required to maintain risk-based capital equal to 8% of total risk-based assets. The Bank's regulatory capital exceeded its tangible equity, tier 1 (risk based), tier 1 (core) and risk-based capital requirements by 7.6%, 5.1%, 11.5% and 8.0%, respectively.

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

Year 2000

The Year 2000 problem exists because many computer programs use only the last two digits to refer to a year. This convention could affect date-sensitive calculations that treat "00" as the year 1900, rather than 2000. An additional issue is that 1900 was not a leap year, whereas the year 2000 is. Therefore, some programs may not properly provide for February 29, 2000. This anomaly could result in miscalculations when processing critical date-sensitive information after December 31, 1999.

The following discussion of the implications of the Year 2000 problem for the Bank, contains numerous forward looking statements based on inherently uncertain information. The cost of the project and the date on which the Bank plans to complete the internal Year 2000 modifications are based on management's best estimates, which are derived utilizing a number of assumptions of future events including the continued availability of internal and external resources, third party modifications and other factors. However, there can be no guarantee that these statements will be achieved and actual results could differ. Moreover, although management believes it will be able to make the necessary modifications in advance, there can be no guarantee that failure to modify the systems would not have a material adverse effect on the Bank.

The Bank places a high degree of reliance on computer systems of third parties, such as customers, suppliers, and other financial and governmental institutions. Although the Bank is assessing the readiness of these third parties and preparing contingency plans, there can be no guarantee that the failure of these third parties to modify their systems in advance of December 31, 1999 would not have a material adverse affect on the Bank.

During fiscal 1998, the Bank adopted a Year 2000 Compliance Plan (the "Plan") and established a Year 2000 Compliance Committee (the "Committee"). The objectives of the Plan and the Committee are to prepare the Bank for the new millennium. As recommended by the Office of Thrift Supervision, the Plan encompasses the following phases: Awareness, Assessment, Renovation, Validation and Implementation. These phases will enable the Bank to identify risks, develop an action plan, perform adequate testing and complete affirmation that its processing systems will be Year 2000 ready. Execution of the Plan is currently on target. The Bank is currently in Phase 4, Validation, which involves testing of changes to hardware and software, accompanied by monitoring and testing with vendors. Concurrently, the Bank is also addressing some issues related to subsequent phases. Prioritization of the most critical applications has been addressed, along with contract and service agreements. The material data processing functions for the Bank are performed and maintained by a third party vendor. The Bank has maintained ongoing contact with this vendor so that modification of the software for Year 2000 readiness is a top priority and is expected to be accomplished, though there is no assurance, by June 30, 1999. The Bank has contacted all other material vendors and suppliers regarding their Year 2000 state of readiness. Each of these third parties has delivered written assurance to the Bank that they expect to be Year 2000 compliant prior to the Year 2000. The Bank has completed contacting all material customers and non-information technology suppliers (i.e., utility systems, telephone systems and security systems) regarding their Year 2000 state of readiness. The Validation phase is targeted for completion by June 30, 1999. The

Implementation phase is to certify that systems are Year 2000 ready, along with assurances that any new systems are compliant on a going-forward basis. The Implementation phase is targeted for completion by September 30, 1999.

Monitoring and managing the Year 2000 project will result in additional direct and indirect costs to the Bank. Direct costs include potential charges by third party software vendors for product enhancements, costs involved in testing software products for Year 2000 compliance, and any resulting costs for developing and implementing contingency plans for critical software products which are not enhanced. Indirect costs will principally consist of the time devoted by existing employees in managing software vendor progress, testing enhanced software products and implementing any necessary contingency plans. Total direct costs are estimated not to exceed $50,000. Actual costs will be charged to earnings over the next five quarters, as incurred.

The Bank is developing remediation contingency plans and business resumption contingency plans specific to the Year 2000. Remediation contingency plans address the actions to be taken if the current approach to remediating a system is falling behind schedule or otherwise appears to be in jeopardy of failing to deliver a Year 2000 ready system when needed. Business resumption contingency plans address the actions that would be taken if critical business functions can not be carried out in the normal manner upon entering the next century due to system or supplier failure.

Despite the best efforts of management to address this issue, the vast number of external entities that have direct and indirect business relationships with the Bank, such as customers, vendors, payment system providers and other financial institutions, makes it impossible to assure that a failure to achieve compliance by one or more of these entities would not have material adverse impact on the operations of the Bank.

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

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
FSF Financial Corp. and Subsidiaries
Hutchinson, MN  55350

We have audited the accompanying consolidated statements of financial condition of FSF Financial Corp. and Subsidiaries (the Corporation) as of September 30, 1998, and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended September 30, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FSF Financial Corp. and Subsidiaries as of September 30, 1998, and 1997, and the consolidated results of their operations and their cash flows for each of the fiscal years in the three-year period ended September 30, 1998, in conformity with generally accepted accounting principles.







Bertram Cooper & Co., LLP
Waseca, Minnesota
October 23, 1998
                                       16

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                     September 30,
                                                                                       --------------------------------------
                                                                                                 1998               1997
                                                                                       --------------------------------------
                                                                                                  (In thousands)
                                          ASSETS
Cash and cash equivalents                                                                $     22,597         $    6,135
Securities available for sale, at fair value:
   Equity securities                                                                           19,459             19,311
   Mortgage-backed and related securities                                                      16,574             16,699
   Debt securities                                                                              3,010              1,000
Securities held to maturity, at amortized cost:
   Debt securities (Fair value of $23,953 and $37,065)                                         24,412             37,876
   Mortgage-backed and related securities (Fair value of $35,369 and $37,535)                  36,418             38,539
Loans held for sale                                                                             2,672                204
Loan receivable, net                                                                          280,603            260,390
Foreclosed real estate                                                                            502                 72
Accrued interest receivable                                                                     3,089              2,436
Premises and equipment                                                                          4,111              3,772
Other assets                                                                                    2,785              1,701
                                                                                       ---------------------------------

          Total Assets                                                                   $    416,232        $   388,135
                                                                                       =================================

                                          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Demand deposits                                                                     $     30,299        $    28,059
     Savings accounts                                                                          53,984             47,847
     Certificates of deposit                                                                  142,259            132,340
                                                                                       ---------------------------------
          Total deposits                                                                      226,542            208,246
     Federal Home Loan Bank borrowings                                                        144,177            133,817
     Advances from borrowers for taxes and insurance                                              819                773
     Other liabilities                                                                          2,176              1,937
                                                                                       ---------------------------------
          Total liabilities                                                                   373,714            344,773

Stockholders' equity:
     Serial preferred stock, no par value 5,000,000 shares
          authorized, no shares issued
                                                                                                    -                  -
     Common stock, $.10 par value 10,000,000 shares authorized,
          4,501,277 and 4,501,277 shares issued                                                   450                450
     Additional paid in capital                                                                43,382             43,334
     Retained earnings, substantially restricted                                               25,451             23,779
     Treasury stock at cost (1,603,663 and 1,491,562 shares)                                  (23,298)           (20,267)
     Unearned ESOP shares at cost (198,773 and 234,745 shares)                                 (1,988)            (2,347)
     Unearned MSP stock grants at cost (77,214 and 104,604 shares)                               (818)            (1,108)
     Unrealized (loss) on securities available for sale                                          (661)              (479)
                                                                                       ---------------------------------
          Total stockholders' equity                                                           42,518             43,362
                                                                                       ---------------------------------

          Total Liabilities and Stockholders' Equity                                     $    416,232        $   388,135
                                                                                       =================================

        The accompanying notes are an integral part of these statements

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                               Years Ended September 30,
                                                                      ----------------------------------------
                                                                           1998         1997           1996
                                                                      ----------------------------------------
                                                                                 (In thousands)
Interest income:
     Loans receivable                                                   $ 23,512      $ 20,066       $ 16,077
     Mortgage-backed and related securities                                3,006         3,384          3,270
     Investment Securities                                                 3,463         3,865          3,897
                                                                      ----------------------------------------
          Total interest income                                           29,981        27,315         23,244
                                                                      ----------------------------------------
Interest expense:
     Deposits                                                             10,082         9,339          8,262
     Borrowed funds                                                        8,417         7,007          5,347
                                                                      ----------------------------------------
          Total interest expense                                          18,499        16,346         13,609
                                                                      ----------------------------------------
          Net interest income                                             11,482        10,969          9,635
     Provision for loan losses                                               302           120             42
                                                                      ----------------------------------------
          Net interest income after provision for loan losses             11,180        10,849          9,593
                                                                      ----------------------------------------
Non-interest income:
     Gain (loss) on loans - net                                              360            48             38
     Other service charges and fees                                          457           422            430
     Service charges on deposit accounts                                     822           717            540
     Commission income                                                       543           227            231
     Other                                                                    87            96            115
                                                                      ----------------------------------------
Total non-interest income                                                  2,269         1,510          1,354
                                                                      ----------------------------------------
Non-interest expense:
     Compensation and benefits                                             5,393         4,487          4,404
     Occupancy and equipment                                                 846           800            797
     Deposit insurance premiums                                              131           167            406
     SAIF special assessment                                                   -             -          1,030
     Data processing                                                         492           393            379
     Professional fees                                                       258           235            249
     Other                                                                 1,275         1,048            913
                                                                      ----------------------------------------
          Total non-interest expense                                       8,395         7,130          8,178
                                                                      ----------------------------------------
          Income before provision for income taxes                         5,054         5,229          2,769
Income tax expense                                                         2,024         2,105          1,101
                                                                      ----------------------------------------
     Net income                                                            3,030         3,124          1,668
                                                                      ========================================
Basic earnings per share                                                 $  1.14       $  1.13        $  0.49
Diluted earnings per share                                               $  1.05       $  1.04        $  0.47

        The accompanying notes are an integral part of these statements

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (In thousands)

                                                                           Unallocated                          Unrealized
                                                                Retained      Common      Unearned               (Loss) on
                                                  Additional    Earnings      Stock        Stock                Securities
                                         Common    Paid-in   Substantially   Held by    Acquired by   Treasury   Available
                                         Stock     Capital     Restricted      ESOP         MSP        Stock      For Sale   Total
                                       ---------------------------------------------------------------------------------------------
Balance, September 30, 1995             $  450   $ 43,069     $ 22,158     $ (3,103)      $(1,688) $  (2,589)    $  (946)  $ 57,351

  Net earnings                               -          -        1,668            -             -          -           -      1,668

  Treasury stock acquired                    -          -            -            -             -    (10,560)          -    (10,560)

  Stock issued for stock options             -          6            -            -             -         54           -         60

  Amortization of MSP shares                 -          -            -            -           290          -           -        290

  Common stock dividends
  ($0.50 per share)                          -          -       (1,758)           -             -          -           -     (1,758)

  Allocated ESOP shares                      -         75            -          384             -          -           -        459

  Adjust valuation allowance for
  securities available for sale              -          -            -            -             -          -         139        139
                                       ---------------------------------------------------------------------------------------------

Balance September 30, 1996                 450     43,150       22,068       (2,719)       (1,398)   (13,095)       (807)    47,649

  Net earnings                               -          -        3,124            -             -          -           -      3,124

  Treasury stock acquired                    -          -            -            -             -    (7,245)           -     (7,245)

  Stock issued for stock options             -        (12)           -            -             -         73           -         61

  Amortization of and tax on MSP shares      -         40            -            -           290          -           -        330

  Common stock dividends
  ($0.50 per share)                          -          -       (1,413)           -             -          -           -     (1,413)

  Allocated ESOP shares                      -        156            -          372             -          -           -        528

  Adjust valuation allowance for
  securities available for sale              -          -            -            -             -          -         328        328
                                       ---------------------------------------------------------------------------------------------

Balance September 30, 1997                 450     43,334       23,779       (2,347)       (1,108)   (20,267)       (479)    43,362

  Net earnings                               -          -        3,030            -             -          -           -      3,030

  Treasury stock acquired                    -          -            -            -             -    (5,492)           -     (5,492)

  Stock issued for stock options             -       (341)           -            -             -      1,911           -      1,570

  Amortization of and tax on MSP shares      -        100            -            -           290          -           -        390

  Common stock dividends
  ($0.50 per share)                          -          -       (1,358)           -             -          -           -     (1,358)

  Purchase of subsidiary                     -        106                                                550                    656

  Allocated ESOP shares                      -        183            -          359             -          -           -        542

  Adjust valuation allowance for
  securities available for sale              -          -            -            -             -          -        (182)      (182)
                                       ---------------------------------------------------------------------------------------------

Balance September 30, 1998              $  450   $ 43,382     $ 25,451    $  (1,988)      $  (818)  $(23,298)    $  (661)  $ 42,518
                                       =============================================================================================

        The accompanying notes are an integral part of these statements

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               Years Ended September 30,
                                                                  -----------------------------------------------
                                                                       1998              1997             1996
                                                                  -----------------------------------------------
                                                                                    (In thousands)
Cash flows from operating activities:
     Net income                                                      $   3,030         $   3,124        $   1,668
     Adjustments to reconcile net income to net cash
        provided by operating activities:
     Depreciation                                                          359               329              340
     Net amortization of discounts and premiums on
        securities held to maturity                                        (42)              (31)             (36)
     Provision for loan losses                                             302               120               42
     Net market value adjustment on ESOP shares                            185               141               89
     Tax benefit on stock options                                          254                10                -
     Amortization of ESOP and MRP stock compensation                       650               669              674
     Amortization of intangibles                                            10                 -                -
     Net gain on sale of assets                                            (18)                -               (5)
     Federal Home Loan Bank stock dividends                                  -                 -              (81)
     Net loan fees deferred and amortized                                 (194)              214              283
     (Increase) decrease in:
        Loans held for sale                                             (2,469)             (160)            (213)
        Accrued interest receivable                                       (653)             (111)            (228)
        Other assets                                                      (142)              132              (72)
     Increase (decrease) other liabilities                                  67              (589)             499
                                                                  ------------------------------------------------
Net cash provided by operating activities                                1,339             3,848            2,960

Cash flows from investing activities:
     Loan originations and principal payments on loans, net             (9,928)          (41,245)         (28,770)
     Purchase of loans                                                 (10,832)           (2,445)         (17,447)
     Principal payments on securities held to maturity                   2,125                19               49
     Purchase of mortgage-related securities held to maturity                -                 -           (1,494)
     Purchase of securities available for sale                          (3,671)           (1,956)          (1,963)
     Purchase of  securities held to maturity                                -            (3,000)         (19,552)
     Proceeds from securities available for sale                           411                 -                -
     Proceeds from maturities of securities available for sale           1,000                 -                -
     Proceeds from maturities of securities held to maturity            13,500             9,500           17,150
     Investment in foreclosed real estate                                  (12)               (2)             (21)
     Proceeds from sale of REO                                              24                22              112
     Proceeds from sale of fixed assets                                      5                 -                2
     Purchase of equipment and property improvements                      (666)             (373)            (311)
                                                                  ------------------------------------------------
Net cash (used in) investing activities                              $  (8,044)        $ (39,480)       $ (52,245)



        The accompanying notes are an integral part of these statements

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                                                           Years Ended September 30,
                                                               --------------------------------------------
                                                                1998               1997              1996
                                                               --------------------------------------------
Cash flows from financing activities:                                          (In thousands)
     Net increase in deposits,                                   $  18,297       $  19,171        $  17,558
     Net increase in short-term borrowings                          10,359          19,124           40,886
     Net increase in mortgage escrow funds                              46             305                6
     Treasury stock purchased                                       (5,492)         (7,245)         (10,559)
     Dividends on common stock                                      (1,358)         (1,413)          (1,758)
     Proceeds from exercise of stock options                         1,315              69               53
                                                               --------------------------------------------
Net cash provided by financing activities                           23,167          30,011           46,186
                                                               --------------------------------------------

Net increase in cash and cash equivalents                           16,462          (5,621)          (3,099)

Cash and cash equivalents:
     Beginning of year                                               6,135          11,756           14,855
                                                               --------------------------------------------

     End of period                                               $  22,597       $   6,135        $  11,756
                                                               ============================================

Supplemental disclosures of cash flow information:
Cash payments for:
        Interest on advances and other borrowed money            $   8,464       $   6,976        $   5,368
        Interest on deposits                                        10,220           9,188            8,258
        Income taxes                                                 1,850           1,999            1,656
        Loans originated for sale                                   27,421           2,342            2,138

     Cash received:
        Loans sold                                                  25,156           2,103            1,852

Supplemental schedule of noncash investing and
     financing activities:
     Federal Home Loan Bank stock dividends                      $       -       $       -        $      81
     Reinvested amounts of capital gains and dividends
           from mutual fund investments                                121              22              163
     Foreclosed real estate                                            449              20               74
     Stock acquisition of Insurance Planners                           656               -                -


        The accompanying notes are an integral part of these statements

      (1)      Summary of Significant Accounting Policies

The unaudited consolidated financial statements as of and for the period ended September 30, 1998, include the accounts of FSF Financial Corp. ("the
Corporation") and its wholly owned subsidiaries, Insurance Planners of Hutchinson, Inc. ("Insurance Planners"), First Federal fsb ("the Bank") and Firstate Services, a wholly owned subsidiary of the Bank. The Corporation's business is conducted principally through the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Business

The Corporation is a unitary thrift holding company whose subsidiary provides financial services. The Bank's business is that of a financial intermediary and consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make mortgage loans secured by residential real estate located primarily in Minnesota. At September 30, 1998, the Bank operated 11 retail banking offices in Minnesota. The Bank is subject to significant competition from other financial institutions, and is also subject to regulation by certain federal agencies and undergoes periodic examinations by those regulatory authorities. Insurance Planners is a property and casualty insurance agency.

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

Cash Equivalents (In thousands)

For purposes of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments with original maturities of three months or less and money market funds to be cash equivalents. Cash and cash equivalents include interest bearing deposits of $15,299 and, $3,645 at September 30, 1998, and 1997, respectively.

Debt and Equity Securities
The  Corporation   classifies  its  investments,   including  marketable  equity
securities, mortgage-backed securities, and mortgage-related securities, in one of three categories:

         Trading Account Securities
         Securities held principally for resale in the near term, are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included in other income. The Corporation did not hold any trading securities at September 30, 1998 or 1997.

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

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

The Bank, as a member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the Federal Home Loan Bank of Des Moines ("FHLB") in varying amounts based on balances of outstanding home loans and on amounts borrowed from the FHLB. Because no ready market exists for this stock, and it has no quoted market value, the Bank's investment in this stock is carried at cost.

Loans Held for Sale
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal adjusted by any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Discounts and premiums on purchased real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using the level yield method.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require an increase, such an increase is reported as a component of the provision for loan losses.

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

Income Taxes
The Corporation calculates income taxes on the liability method, under which the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various assets and liabilities of the Corporation giving current recognition to changes in tax rates and laws.

Premises and Equipment
Land is carried at cost. Buildings, leasehold improvements and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

method over the terms of the related leases. Net gains and losses on disposal or retirement of premises and equipment are included in other income.

Mortgage Loan-Servicing Rights
The Bank has established accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial-components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the Bank, and the derecognition of financial assets and liabilities when control is extinguished. Liabilities and derivatives incurred or obtained in conjunction with the transfer of financial assets are measured at fair value, if practicable. Servicing assets and other retained interest in transferred assets are measured by allocating the carrying amount between the assets sold and the interest retained, based on their relative fair value.

Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The Bank evaluates the mortgage servicing rights strata for impairment by estimating the fair value based on anticipated future net cash flows, taking into consideration prepayment predictions. The predominant characteristics used as the basis for stratifying are loan types, period of origination, and interest rates. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Earnings Per Share
The Corporation adopted Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share," during the year ended September 30, 1998. Accordingly, all prior period earnings per share amounts have been restated in accordance with this standard.

Basic income per share amounts are computed by dividing the net income by the weighted average number of common shares outstanding. Diluted income per share amounts were computed by dividing net income, adjusted for the effect of assumed conversions, by the weighted average number of common shares outstanding plus dilutive potential common shares calculated for stock options outstanding using the treasury stock method.

Treasury Stock
Treasury stock is recorded at cost. In the event of subsequent reissue, the treasury stock account will be reduced by the cost of such stock on the average cost basis with any excess proceeds credited to additional paid-in capital. Treasury stock is available for general corporate purposes.

Stock-Based Compensation
Effective for the year ended September 30, 1998, the Corporation has adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As allowed by SFAS No. 123, the Corporation has elected to continue using the accounting methods prescribed by Accounting Principles Board (APB) Opinion No. 25 and related interpretations, which measure compensation cost using the intrinsic value method. See Note 10 for the impact of the fair value of employee stock-based compensation plans on net income and earnings per share on a pro forma basis for awards granted after October 1, 1995.

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

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

    (2)      Business Combination


On June 1, 1998, the Corporation acquired 100% of the outstanding common stock of Insurance Planners. The business combination was accounted for by the purchase method and the financial statements reflect the operating results of Insurance Planners for the four month period ended September 30, 1998. The Corporation issued 38,691 shares of common stock held as treasury shares to complete the acquisition. The acquisition price of $750,000, resulted in an acquired identifiable customer based intangible asset of $674,628, which will be amortized using the straight line method over twenty five years. The acquisition did not have a material pro-forma effect on the results of operations for the twelve month periods ending September 30, 1998, 1997 and 1996.

    (3)      Debt and Equity Securities (in thousands)

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at September 30 are presented as follows:

                                                              September 30, 1998
                                     --------------------------------------------------------------------
                                                            Gross             Gross
                                        Amortized        Unrealized        Unrealized          Fair
                                          Cost              Gains            Losses           Value
                                     ---------------    -------------    --------------   ---------------

Available for sale securities:
     Equity securities
           Fund Investments               $  12,522          $     -          $    426         $  12,096
           Stock in FHLB                      7,363                -                 -             7,363
                                     ---------------    -------------    --------------   ---------------
                      Total               $  19,885          $     -          $    426         $  19,459
                                     ===============    =============    ==============   ===============

     Mortgage backed securities:
           REMICs                         $  16,980          $     -          $    406         $  16,574
                                     ===============    =============    ==============   ===============

     Debt Securities:                     $   3,000          $    10          $      -         $   3,010
                                     ===============    =============    ==============   ===============

Held to maturity securities:
     Debt securities:
           U.S. Government and Agenc      $  24,412         $    646          $  1,105         $  23,953
                                     ===============    =============    ==============   ===============

     Mortgage backed securities:
           REMICs                         $  36,363          $    65          $  1,120         $  35,308
           GNMA certificates                     49                6                 -         $      55
           FHLMC certifiactes                     6                -                 -         $       6
                                     ---------------    -------------    --------------   ---------------
                      Total               $  36,418          $    71          $  1,120         $  35,369
                                     ===============    =============    ==============   ===============

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


The amortized cost of debt and mortgage-backed securities at September 30, 1998 included unamortized premiums of $232 and unaccreted discounts of $392, respectively.

                                                                     September 30, 1997
                                          ---------------------------------------------------------------------
                                                                Gross            Gross
                                             Amortized        Unrealized       Unrealized              Fair
                                                Cost            Gains            Losses               Value
                                         --------------   ----------------   ----------------   ---------------

Available for sale securities:
     Equity securities
           Fund Investments                    $  12,522          $     -          $    325          $  12,197
           Stock in FHLB                           6,692                -                 -              6,692
           Preferred Stock                           399               23                 -                422
                                          ---------------   --------------    --------------     --------------
                      Total                    $  19,613          $    23          $    325          $  19,311
                                          ===============   ==============    ==============     ==============

     Mortgage backed securities:
           REMICs                              $  16,980          $     -          $    281          $  16,699
                                          ===============   ==============    ==============     ==============

     Debt Securities:                          $   1,000          $     -          $      -          $   1,000
                                          ===============   ==============    ==============     ==============

Held to maturity securities:
     Debt securities:
           U.S. Government and Agency          $  37,876          $   372          $  1,183          $  37,065
                                          ===============   ==============    ==============     ==============

     Mortgage backed securities:
           REMICs                              $  38,469          $    90          $  1,103          $  37,456
           GNMA certificates                          63                8                 -                 71
           FHLMC certifiactes                          7                1                 -                  8
                                          ---------------   --------------    --------------     --------------
                      Total                    $  38,539          $    99          $  1,103          $  37,535
                                          ===============   ==============    ==============     ==============


The amortized cost of debt and mortgage backed securities at September 30, 1997, includes unamortized premiums of $241 and unaccreted discounts of $444, respectively.

Gross realized gains on sales of available for sale securities was $11 for the year ended September 30, 1998. There were no sales of securities during the two years ended September 30, 1997 and 1996.

The scheduled maturities of securities held-to-maturity and securities (other than equity securities) available-for-sale at September 30, 1998, were as follows:

                                                      Held-to-Maturity                Available-for-Sale
                                                         Securities                       Securities
                                            ----------------------------------   --------------  --------------
                                                Amortized           Fair            Amortized         Fair
                                                   Cost             Value             Cost            Value
                                            ---------------    ---------------   --------------  --------------
Due in one year or less                           $  3,502           $  3,502         $       -       $       -
Due from one to five years                           7,628              7,313             3,000           3,010
Due from five to ten years                           7,065              6,382                 -               -
Due after ten years                                 42,635             42,125            16,980          16,574
                                            ---------------    ---------------   --------------  --------------
                                     Total        $ 60,830           $ 59,322         $  19,980       $  19,584
                                            ===============    ===============   ==============  ==============

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


Debt and mortgage-backed securities carried at approximately $26.7 million at September 30, 1998 and $27.5 million at September 30, 1997, were pledged to secure public deposits and for other purposes required or permitted by law.

     (4)  Loans Receivable (in thousands)

Loans receivable are summarized as follows:

                                                                                        September 30,
                                                                            --------------------------------------
                                                                                  1998                  1997
                                                                            -----------------     ----------------
First mortgage loans:
     Secured by one-to-four family residences                                      $ 154,668            $ 170,366
     Secured by other properties                                                      25,235               28,364
     Construction and Land Development loans                                          34,098               34,384
                                                                            -----------------     ----------------
                                                                                     214,001              233,114
     Less:
           Undisbursed portion of construction and land development loans            (16,658)             (20,364)
           Unearned discounts                                                              -                  (22)
           Net deferred loan origination fees                                           (850)              (1,014)
                                                                            -----------------     ----------------
                       Sub-total first mortgage loans                                196,493              211,714
Consumer and other loans:
     Consumer loans                                                                   17,275               20,417
     Home equity and second mortgages                                                 23,606               20,812
     Commercial                                                                       21,095                8,114
     Agricultural loans                                                               22,960                    -
                                                                            -----------------     ----------------
                                                                                      84,936               49,343
     Add:  net deferred loan origination costs                                           209                  185
                                                                            -----------------     ----------------
                       Sub-total consumer and other loans                             85,145               49,528
                                                                            -----------------     ----------------
                                  Sub-total all loans                                281,638              261,242
     Less: allowance for loan losses                                                  (1,035)                (852)
                                                                            -----------------     ----------------
                                             Total                                 $ 280,603            $ 260,390
                                                                            =================     ================


A summary of the activity in the allowance for loan losses is as follows:

                                               Years Ended Spetember 30,
                                -----------------------------------------------------
                                      1998              1997              1996
                                -----------------  ----------------  ----------------
Balance, beginning of period            $    852          $    776          $    764
Provision for losses                         302               120                42
Charge-offs                                 (132)              (50)              (34)
Recoveries                                    13                 6                 4
                                -----------------  ----------------  ----------------
Balance, end of period                  $  1,035          $    852          $    776
                                =================  ================  ================


Recorded investments in impaired loans were $0 at September 30, 1998, and $82, at September 30, 1997. The average recorded investment in impaired loans during 1998 and 1997 was $178 and $137, respectively. The total allowance for loan losses related to these loans was $3, on September 30, 1997. No interest income on these loans was recognized or received in 1998 and 1997.

Loans having carrying values of $449 and $20 were transferred to foreclosed real estate in 1998 and 1997, respectively.

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


The aggregate amount of loans to executive officers and directors of the Corporation were $489, and $639 at September 30, 1998, and 1997, respectively. During 1998 repayments on loans to executive officers and directors aggregated $55 and $94 was advanced.

      (5)      Loan Servicing (in thousands)

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans serviced for others was $46,456 and $42,734 at September 30, 1998 and 1997, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were $274 and $237 at September 30, 1998 and 1997, respectively.

Capitalized mortgage servicing rights and excess servicing receivables are summarized as follows:

                                                                   Years Ended Spetember 30,
                                                    ----------------------------------------------------
                                                          1998               1997             1996
                                                    -----------------  ---------------- ----------------
Beginning balance,net of accumulated amortization           $    148          $    157         $    155
Amounts capitalized                                               98                20               23
Amortization                                                     (42)              (30)             (18)
Valuation adjustments                                             (3)                1               (3)
                                                    -----------------  ---------------- ----------------
Balance, end of period                                      $    201          $    148         $    157
                                                    =================  ================ ================

      (6)      Foreclosed Real Estate  (In thousands)


Gain on foreclosed real estate, including net revenues from operations, was not material for the three years ended September 30, 1998. The Bank held foreclosed real estate at September 30, 1998 and 1997 amounting to $502 and $72, respectively.

      (7)      Premises and Equipment (in thousands)

Premises and equipment are summarized as follows:

                                                   September 30,
                                        ---------------------------------
                                              1998             1997
                                        ---------------- ----------------
Land                                           $    685         $    490
Buildings and improvements                        3,787            3,693
Furniture, equipment and automobiles              2,818            2,685
Leasehold improvements                               40               40
                                        ---------------- ----------------
   Total costs                                    7,330            6,908
Less accumulated depreciation                     3,219            3,136
                                        ---------------- ----------------
   Total                                       $  4,111         $  3,772
                                        ================ ================


At September 30, 1998, the Bank was obligated under noncancelable operating leases for office space. Net rental expense under operating leases, included in occupancy and equipment, was $51, $58, and $59 for the years ended September 30, 1998, 1997, and 1996, respectively.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The projected minimum rental commitments under the terms of the leases at September 30, 1998, are as follows:

                 Rental Income          Rental Expense
Fiscal             as Lessor              as Lessee
------      -----------------------   -------------------

1999                $     18              $     45
2000                       5                    36
2001                       -                    36
2002                       -                    28
2003                       -                    28
                  -----------            ----------
                    $     23              $    173
                  ===========            ==========

      (8)      Deposits  (in thousands)

The aggregate amount of short-term jumbo CDs, each with a minimum denomination of $100,000, was $24,311 and $30,938 in 1998 and 1997 respectively.

Interest expense on deposits is summarized as follows:

                                          September 30,
                       -----------------------------------------------------
                            1998                1997              1996
                       ----------------  -----------------  ----------------
Savings accounts             $   1,690           $  1,548          $  1,576
Demand deposits                    407                389               443
Certificates of deposit          7,985              7,402             6,243
                       ----------------  -----------------  ----------------
                             $  10,082           $  9,339          $  8,262
                       ================  =================  ================

At September 30, 1998, the scheduled maturities of certificates of deposit are as follows:

      Years Ending September 30,
      --------------------------

           1999                        $  81,745
           2000                           43,626
           2001                           12,204
           2002                            2,278
           2003 and thereafter             2,406
                                    -------------
                                       $ 142,259
                                    =============

      (9)      Federal Home Loan Bank Borrowings  (in thousands)

Borrowings by the Bank from the Federal Home Loan Bank of Des Moines (FHLB) are summarized as follows:

                                                                 September 30,
                                         --------------------------------------------------------
                                                     1998                         1997
                                         ---------------------------- ---------------------------

Fiscal Year of Maturity - Advances                      Weighted                      Weighted
----------------------------------
                                            Amount        Rate            Amount        Rate
                                         ------------- -------------- -------------  ------------
1998                                          $      -           - %      $  90,400      5.75 %
1999                                             3,000        6.55           13,000      6.03
2000                                            24,677        5.89            7,417      5.89
2001                                            24,000        5.80           15,000      6.00
2002                                            30,000        5.46                -         -
2003 and thereafter                             62,500        5.01                -         -
                                         -------------                   ----------
   Total                                       144,177                      125,817
Line of Credit from FHLB                             -    variable            8,000  variable
                                         ------------- --------------    ---------- -------------
                                              $144,177        5.42        $ 133,817      5.83
                                         ============= ============== ============= =============

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


At September 30, 1998, borrowed funds are collateralized by stock in the FHLB, first mortgage loans with carrying value of $155,197 and debt and mortgage-backed securities with carrying values of $44,149 under a collateral agreement. The line of credit has a variable rate of interest that is adjusted daily based on the FHLB's short-term investment return. The interest rate on the line of credit was 5.37% and 5.75% at September 30, 1998, and 1997, respectively. The total amount available to the Bank on its line of credit was $12,500 and $17,000 at September 30, 1998 and 1997, respectively.

(10) Employee and Stock Benefit Plans (in thousands except shares)

Salary Continuation Plans
The Bank has adopted insured salary continuation plans for the benefit of selected members of management by providing them with retirement and death benefits. The estimated liability under the agreements is charged to income over the expected remaining years of employment. The Bank's policy is to fund the costs accrued with insurance contracts. Salary continuation expense amounted to $151, $142, and $134 for the three years ended September 30, 1998, respectively.

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

The Corporation presents these financial statements in accordance with the AICPA Statement of Position (SOP) No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The price of the shares issued and unreleased are charged to unearned compensation, a contra-equity account, and shares released are reported as compensation expense equal to the current market value price of the released shares. Dividends paid on allocated shares are charged to retained earnings and those on unallocated shares are charged to expense. The total amount charged to expense in the fiscal year ended September 30, 1998, 1997 and 1996 was $668, $549 and $449, respectively.

A summary of the ESOP share allocation is as follows:

                                                             September 30,
                                        ------------------------------------------------------
                                              1998               1997               1996
                                        ----------------   ----------------   ----------------
Shares allocated beginning of year              124,975             87,870             49,461
Shares allocated during year                     35,972             37,105             38,409
Unreleased shares                               198,773            234,745            271,850
                                        ----------------   ----------------   ----------------
Total ESOP                                      359,720            359,720            359,720
                                        ================   ================   ================

Fair value of unreleased shares                $  3,131           $  4,607           $  3,466
                                        ================   ================   ================


Management Stock Plan
The Bank established the Management Stock Plan (MSP) for key officers during the year ended September 30, 1998. Following shareholder approval of the MSP in January 1995, the Bank purchased 179,860 shares of the Corporation's common stock in the open market at $10.59 per share to be awarded to officers in accordance with the provisions of the MSP. The cost of the shares awarded under these plans is recorded as unearned compensation, a contra equity account, and is recognized as an expense in accordance with the vesting requirements defined by the MSP. For each of the three fiscal years ended September 30, 1998, the amount included in compensation expense related to the MSP was $290. The following summarizes the activity in the MSP for the three years ended September 30, 1998.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                              Unawarded              Awarded
                                Shares                Shares
                         ------------------     ----------------

At September 30, 1995               42,964              136,896
          Vested                         -              (27,379)
                         ------------------     ----------------
At September 30, 1996               42,964              109,517
          Vested                         -              (27,379)
                         ------------------     ----------------
At September 30, 1997               42,964               82,138
          Vested                         -              (27,379)
                         ------------------     ----------------
At September 30, 1998               42,964               54,759
                         ==================     ================


Director's Stock Compensation Plan
In January 1998, the shareholders of the Corporation approved a stock compensation plan for its non-employee directors. The plan granted 6,000 shares of common stock issued from treasury that vests over a four year period, with 1,200 shares awarded in January 1998. The compensation cost associated with this plan is the fair value of the stock ($19.42/share) on the date the plan was approved by shareholders. Compensation cost included in the accompanying financial statements for the year ended September 30, 1998 was $40,814. During the year ended September 30, 1998, 1,200 shares of the total grant were vested to the plan recipients.

Stock Option Plans
The Corporation maintains the 1995 stock option plan, approved by the Corporation's stockholders on January 17, 1995 (the 1995 Plan); and the 1998 stock option plan, approved by the Corporation's stockholders on January 20, 1998 (the 1998 Plan). These plans permit the granting of stock options, with an exercise price equal to the fair value of the Corporation's stock on the date of the option grant. All options granted under these plans may be exercised over a ten-year period beginning on the date the option is granted or vested (becomes exercisable by the recipient). Awards made under the Plans may be incentive stock plans (ISO's) as defined by Section 422 of the Internal Revenue Code or options that do not qualify. Those options granted that qualify as ISO's are generally exercisable on the date of the grant while those not qualifying (non-incentive stock options granted to executives and directors of the Corporation) vest over 3-5 years. The following summarizes the activity in the two Plans for the three years ended September 30, 1998:

                                        Available      Options      Weighted Average
                                        for Grant    Outstanding     Exercise Price
                                      ------------  --------------  -----------------
At September 30, 1995                       7,487         438,757        $      9.50
           Exercised                            -          (5,599)              9.50
                                      ------------  --------------  -----------------
At September 30, 1996                       7,487         433,158
           Granted                              -          (5,405)              9.50
           Cancelled                        1,500          (1,500)              9.50
                                      ------------  --------------  -----------------
At September 30, 1997                       8,987         426,253                  -
           1998 Plan Created              300,000               -                  -
           Granted                       (145,601)        145,601              19.18
           Exercised                            -        (135,957)              9.50
                                      ------------  --------------  -----------------
At September 30, 1998                     163,386         435,897       $      12.73
                                      ============  ==============  =================

Shares available for future grants
           1995 Plan                                        7,987
           1998 Plan                                      155,399

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


The following table summarizes information about stock options outstanding at December 31, 1998:


--------------------------------------------------------------------------------
                    Options Outstanding                      Options Exercisable
--------------------------------------------------------------------------------
                                     Weighted average
       Exercise         Number     remaining contractual
         price       Outstanding      life in years          Number        Price
--------------------------------------------------------------------------------

       $ 9.500        290,296               6.3             201,864      $ 9.500
        20.000          1,000               9.3                 200       20.000
        19.125        102,601               9.3              33,075       19.125
        19.416         12,000               9.3               2,400       19.416
        19.250         30,000               9.7               7,500       19.250
                  ------------
                      435,897
                  ============


The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option and incentive plans. Accordingly, no compensation cost has been recognized for stock options granted. Had the compensation cost of the Corporation's 1998 stock compensation plan been determined based on the fair value at the grant date for awards under the plan consistent with the provisions of SFAS No. 123, the Corporation's net income and earnings per share for the year ended September 30, 1998 would have been reduced to the pro forma amounts indicated in the following table. Since July 1, 1995, is the initial phase-in period for the Corporation in applying the provisions of SFAS No. 123, the results are not necessarily representative of the effects on pro forma disclosures of net income and earnings per share since such results exclude stock options granted prior to July 1, 1995.


                                                      1998
                                                 -------------
              Net Income
                         As reported                $   3,030
                         Pro forma                      2,943
              Earnings per common share
                         As reported
                                Basic               $    1.14
                                Diluted                  1.05
                         Pro forma
                                Basic               $    1.10
                                Diluted                  1.02

The above disclosed pro forma effects of applying SFAS No. 123 to compensation costs may not be representative of the effects on reported pro forma net income for future years.

The fair value for each option grant is estimated on the date of the grant using the Black Scholes Model. The Model incorporates the following assumptions for the 1998 grants:

Risk free interest rate                   5.32%
Expected life                          10 years
Expected volatility                      62.65%
Expected dividends                            -


The weighted average fair value of the options granted in fiscal 1998 was $11.33 per option.

     (11)      Income Taxes  (in thousands)


The Corporation files a consolidated federal income tax return. The Corporation and its subsidiaries entered into a tax-sharing agreement that provides for the allocation and payment of federal and state income taxes. The provision for

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


income taxes of each corporation is computed on a separate company basis, subject to certain adjustments. Income tax expense (benefit) is summarized as follows:

                                                                            September 30,
                                                      --------------------------------------------------------
                                                            1998                 1997               1996
                                                      -----------------    ----------------  -----------------
Current
      Federal                                                $   1,650            $  1,494           $  1,263
      State                                                        534                 498                403
                                                      -----------------    ----------------  -----------------
             Subtotal                                            2,184               1,992              1,666
Deferred
      Federal                                                     (120)                 85               (423)
      State                                                        (40)                 28               (142)
                                                      -----------------    ----------------  -----------------
             Subtotal                                             (160)                113               (565)
                                                      -----------------    ----------------  -----------------
                         Total income tax provision          $   2,024            $  2,105           $  1,101
                                                      =================    ================  =================


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

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that can create deferred tax assets and liabilities are as follows:

                                                                 September 30,
                                                       -------------------------------
                                                             1998            1997
                                                       ---------------  --------------
Deferred tax assets:
      Deferred compensation                                  $    866        $    530
      Deferred net loan fees                                      265             336
      Securities unrealized loss                                  324             227
      Allowance for loan losses                                   419             344
                                                       ---------------  --------------
           Subtotal                                             1,874           1,437
      Less:  Valuation allowance                                  172             131
                                                       ---------------  --------------
                        Total                                   1,702           1,306
Deferred tax liabilities:
      FHLB Stock                                                  241             241
      Tax bad debt reserve                                        256             256
      Premises and equipment                                      337             302
      Installment obligation sale of former building               29              29
      Mortgage servcing rights                                     43              14
      Discount of loans                                             7              11
      Section 475 "For Sale Assets"                               161             105
                                                       ---------------  --------------
                        Total                                   1,074             958
                                                       ---------------  --------------
Net deferred tax asset                                       $    628        $    348
                                                       ===============  ==============


The valuation allowance was established to reduce the deferred tax asset related to the unrealized loss on equity securities because management is uncertain that more likely than not it will be realized. The Corporation has paid sufficient taxes in prior carryback years which will enable it to recover the balance of the net deferred tax assets, and therefore, no additional valuation allowance was required at September 30, 1998 and 1997.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The actual income tax expense varied from the expected tax expense (computed by applying the United States federal corporate income tax rate of 34 percent to earnings before income taxes) as follows:

                                                              Years Ended September 30,
                                                ----------------------------------------------------
                                                      1998              1997              1996
                                                ----------------  ----------------  ----------------
Computed "expected" tax expense                        $  1,718          $  1,778          $    941
Exempt dividends                                             (5)               (8)              (20)
State income taxes, net of federal tax benefit              322               336               173
Other, net                                                  (11)               (1)                7
                                                ----------------  ----------------  ----------------
Total income tax provision                             $  2,024          $  2,105          $  1,101
                                                ================  ================  ================

Retained earnings at September 30, 1998, includes $6,492 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad-debt deductions for tax purposes only that arose in tax years beginning before September 30, 1988, (that is, the base-year amount). Reduction of the amount so allocated for purposes other than tax bad-debt losses or adjustments arising from this carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income-tax rate. The unrecorded deferred income-tax liability on the above amount was approximately $2,600 at September 30, 1998.

(12)   Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                                    For the Years ended
                                                                       September 30,
                                                    ------------------------------------------------------
                                                          1998                   1997             1996
                                                    -------------------  ---------------  ----------------

Numerator:
   Net income - Numerator for basic earnings
      per share and diluted earnings per share--
      income available to common stockholders                $3,030,000       $3,124,000     $  1,668,000
                                                    ===================  ===============  ================
Denominator:
   Denominator for basic earnings per share--
      weighted-average shares                                 2,669,586        2,763,481        3,384,930

   Effect of dilutive securities:
      Stock - based compensation plans                          222,598          230,656          139,110
                                                    -------------------  ---------------  ----------------
      Denominator for diluted earnings per share--
         adjusted weighted-average shares and
         assumed conversions                                  2,892,184        2,994,137        3,524,040
                                                    ===================  ===============  ================
Basic earnings per share                                     $     1.14       $     1.13     $       0.49
Diluted earnings per share                                   $     1.05       $     1.04     $       0.47

(13)      Contingencies  (in thousands)

Loans Sold
During 1982, the Bank sold loans subject to recourse provisions. The balance of these loans at September 30, 1998, and 1997 was $238 and $302, respectively. The loans had interest rates ranging from 9.50% to 9.875% with an original balance of $3,400 and were sold to FHLMC.

(14)      Stockholders' Equity and Regulatory Capital  (in thousands)

On October 6, 1994, the Bank converted from a federally chartered mutual savings and loan association to a federally chartered stock savings bank pursuant to a Plan of Conversion (the Conversion) via the issuance of common stock. Upon the Conversion, the preexisting liquidation rights of the depositors of the Bank were unchanged. Such rights are

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of tangible and Tier 1 capital (as defined) to adjusted total assets (as defined). Management believes, as of September 30, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1998, and 1997, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual regulatory capital amounts, with reconciliation to the Corporation's investment in the Bank determined in accordance with Generally Accepted Accounting Principles (GAAP), and ratios, are also presented in the table below.

                                                                                                                To Be Well
                                                                                                            Capitalized Under
                                                                                    For Capital             Prompt Corrective
                                                             Actual              Adequacy Purposes          Action Provisions
                                                       ---------------------    ------------------------    -----------------------
GAAP captial, September 30, 1998                         $37,220
Add:  Unrealized losses on debt
        securities held for sale                             236
                                                       ----------
Tangible equity capital and ratio to
        adjusted total assets                            $37,456       9.1%        $ 6,168         1.5%       $ 8,229         2.0%
                                                       ---------------------    ------------------------    -----------------------
Tier 1 (Core) capital and ratio to
        adjusted total assets                            $37,456       9.1%        $16,457         4.0%       $20,560         5.0%
                                                       ---------------------    ------------------------    -----------------------
Tier 1 capital and ratio to
        risk-weighted assets                             $37,456      15.5%        $ 9,645         4.0%       $14,467         6.0%
                                                                 -----------    ------------------------    -----------------------
Tier 2 capital, allowance for loan losses                  1,035
                                                       ----------
Total risk-based capital and ratio to
        risk-weighted assets, September 30 , 1998        $38,491      16.0%        $19,290         8.0%       $24,112        10.0%
                                                       =====================    ========================    =======================


                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                                                                    To Be Well
                                                                                                 Capitalized Under
                                                                            For Capital          Prompt Corrective
                                                         Actual          Adequacy Purposes       Action Provisions
                                                    -------------------  ----------------------  -----------------------
GAAP captial, September 30, 1997                     $38,440
Add:  Unrealized losses on debt
        securities held for sale                         168
                                                    ---------
Tangible equity capital and ratio to
        adjusted total assets                        $38,608     10.1%     $ 5,754        1.5%
                                                    -------------------  ----------------------
Tier 1 (Core) capital and ratio to
        adjusted total assets                        $38,608     10.1%     $11,509        3.0%     $19,181         5.0%
                                                    -------------------  ----------------------  -----------------------
Tier 1 capital and ratio to
        risk-weighted assets                         $38,608     18.8%     $ 8,221        4.0%     $12,331         6.0%
                                                             ----------  ----------------------  -----------------------
Tier 2 capital, allowance for loan losses                852
                                                    ---------
Total risk-based capital and ratio to
        risk-weighted assets, September 30 , 1997    $39,460     19.2%     $16,523        8.0%     $20,654        10.0%
                                                    ===================  ======================  =======================


The Bank may not declare or pay cash dividends to the Corporation if the effect would be to reduce GAAP capital below applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements.

     (15)      Concentration of Credit Risk (in thousands)

The Bank is primarily engaged in originating mortgage, consumer, and business loans in the Minnesota counties of McLeod, Dakota, Meeker, Wright, Carver, Washington and Sibley. The Bank offers fixed and adjustable rates of interest on these loans which have amortization terms ranging up to thirty years. Loans are generally originated on the basis of not more than an 80% loan-to-value ratio, which has historically provided the Bank with more than adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that economic conditions in its primary lending area will deteriorate, thereby potentially impairing collateral values. However, management believes that the economy is presently stable in its primary lending area and that loan loss allowances have been provided for in amounts commensurate with its current perception of the foregoing risks in the portfolio.

The Corporation had cash on deposit in a financial institution in excess of Federal deposit insurance limits of approximately $15,299 at September 30, 1998.

     (16)      Financial Instruments (in thousands)

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

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


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

A summary of the notional amounts of the Bank's financial instruments at September 30, 1998 follows:

Commitments to extend credit             $  31,684
Standby letters of credit                      113
Commitments to sell loans                    5,711


The carrying value and fair value of the Corporation's financial assets and financial liabilities are as follows:


                                                                        September 30,
                                             ----------------------------------------------------------
                                                          1998                            1997
                                             -------------------------------     ----------------------
                                                 Carrying        Fair              Carrying    Fair
                                                  Value          Value              Value      Value
                                             -------------------------------     ----------------------
Financial assets:
Cash & cash equivalents                        $  22,597     $  22,597           $  6,135     $  6,135
Investment securities                             46,881        46,422             58,187       57,376
Mortgage-backed and related securities            52,992        51,943             55,238       54,234
Loans held for sale                                2,672         2,672                204          220
Loans receivable, net                            280,603       282,857            260,390      259,994
Accrued interest receivable                        3,089         3,089              2,436        2,436

Financial liabilities:
Deposits                                         226,542       226,909            208,246      208,487
Borrowings                                       144,177       146,042            133,817      134,060

  (17)         Effects of New Financial Accounting Standards

SFAS No. 130, "Reporting Comprehensive income" - issued June 1997, establishes standards for reporting and displaying comprehensive income and its components in general-purpose financial statements. Comprehensive income includes net income and several other items that current accounting standards require to be recognized outside of net income. This statement requires entities to display comprehensive income and its components in the financial statements, with presentation of the accumulated balances of other comprehensive income reported in stockholders' equity separately from retained earnings and additional paid-in-capital. SFAS No. 130 is effective for the quarter ending December 31, 1998. Reclassification of financial statements for earlier periods that are presented for comparative purposes is required.

SFAS No. 131, "Disclosures about Segments of and Enterprise and Related Information" - issued June 1997, requires public business enterprises to report information about their operating segments in a complete set of financial statements to shareholders. This statements also requires entities to report enterprise-wide information about their products and services, their activities in different geographic areas, and their reliance on major customers. Certain segment information is also to be reported in interim financial statements. The basis for determining an enterprise's operating segments is the manner in which management operates the business. Specifically, financial information is required to be reported on the basis that it is used internally by the enterprise's chief operating decision maker in

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


making decisions related to resource allocation and segment performance. SFAS No. 131 is effective beginning October 1, 1998.

SFAS No. 132, "Employers' Disclosures About Pensions and Other Post Retirement Benefits" - issued February 1998, revises disclosures about pension and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. It is effective for the fiscal year beginning October 1, 1998.


SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" - issued October 1998, revises the accounting and reporting standard for certain activities of mortgage banking enterprises and other enterprises that conduct operations that are substantially similar to the primary operations of a mortgage banking enterprise. It requires that after the securitization of a mortgage loan held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed security as a trading security. It also requires that after the securitization of mortgage loans held, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This statement is effective for the fiscal quarter beginning January 1, 1999.

Management believes adoption of the above-described Statements will not have a material effect on financial positions and the results of operations, nor will adoption require additional capital resources.

SFAS No. 133, "Accounting For Derivative Instruments and Hedging Activities" - issued June 1998, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for the fiscal year beginning October 1, 1999. On the date of adoption, the Corporation may transfer any held to maturity security into the available for sale category and then be able to designate the transferred security as a hedge item. Any unrealized holding gain or loss on transferred securities will be reported in net income or accumulated other comprehensive income. Management has not determined its strategy for the adoption of Statement No. 133 or its effect on the financial statements. If the Corporation elects to apply hedge accounting, it is required to establish, at the inception of the hedge, the method it will use for assessing the effectiveness of the hedging activities and the measurement approach for determining the ineffective aspect of the hedge.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


  (18)        Parent Only Condensed Financial Information  (in thousands)

This information should be read in conjunction with the other Notes to Consolidated Financial Statements. Stockholders' equity differs from the consolidated statements by the amount of consolidating ESOP and MSP adjustments. The investment in the Bank subsidiary is carried net of the Banks' unrealized loss on securities available for sale.


                        STATEMENT OF FINANCIAL CONDITION

                                                                             September 30,
                                                                  -----------------------------------
 ASSETS                                                                1998                1997
                                                                  ---------------     ---------------
         Cash and cash equivalents                                      $  2,916            $  1,412
         Investment securites available for sale                                                 423
                                                                               -
         Investment securities held to maturity                            1,568               3,062
         Investment in Bank subsidiary                                    37,220              38,440
         Investment in Insurance subsidiary                                  660
                                                                                                   -
         Loan to Bank ESOP                                                 1,988               2,347
         Other assets                                                        286                  66
                                                                  ---------------     ---------------
                                                                        $ 44,638            $ 45,750
                                                                  ===============     ===============
 LIABILITIES AND STOCKHOLDERS' EQUITY
         Other liabilities                                              $    132            $     41

         Stockholders' equity:
              Common stock                                                   450                 450
              Additional paid-in capital                                  43,382              43,334
              Unrealized gain on securities available for sale                                    14
                                                                               -
              Treasury stock                                             (23,298)            (20,267)
              Unearned MSP stock                                            (818)             (1,108)
              Retained earnings                                           24,790              23,286
                                                                  ---------------     ---------------
                                       Total stockholders' equity         44,506              45,709
                                                                  ---------------     ---------------
                                                                       $  44,638           $  45,750
                                                                  ===============     ===============

                               STATEMENT OF INCOME

                                                                            Years Ended September 30,
                                                                       --------------------------------------
 Income:                                                                   1998         1997         1996
                                                                       ------------  -----------  -----------
         Dividends from Bank subsidiary                                   $  4,500     $  4,202     $  3,500
         Interest from
              Bank's ESOP loan                                                 193          222          254
              Investments                                                      309          343          641
              Non-interest income                                               12
                                                                                              -            -
                                                                       ------------  -----------  -----------
                                                                             5,014        4,767        4,395
 Expense:
         Non-interest expense                                                  615          566          474
                                                                       ------------  -----------  -----------
 Income before income taxes and equity in undistributed
    net income of subsidiaries                                               4,399        4,201        3,921
 Income tax (benefit) expense                                                  (54)          (1)         154
                                                                       ------------  -----------  -----------
                                                                             4,453        4,202        3,767
 Subsidiaries dividends received in excess of subsidiaries net income       (1,423)      (1,078)      (2,100)
                                                                       ------------  -----------  -----------
 Net income                                                               $  3,030     $  3,124     $  1,667
                                                                       ============  ===========  ===========

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


   (18)  Parent Only Condensed Financial Information - Continued (in thousands)


                             STATEMENT OF CASH FLOWS

                                                                            Years Ended September 30,
                                                                  ------------------------------------------
                                                                      1998           1997           1996
                                                                  ------------- -------------- -------------
 Cash flows from operating activities:
         Net Income                                                   $  3,030       $  3,124      $  1,667
         Adjustments:
              Subsidiaries dividends received in excess
                 of subsidiaries net income                              1,423          1,078         2,100
              (Increase) decrease in other assets                         (123)            10            97
              Increase (decrease)in other liabilities                       82             27            (7)
              Other                                                        356            115            85
                                                                  ------------- -------------- -------------
 Net cash provided by operations                                         4,768          4,354         3,942

 Cash flows from investing activities:
         Proceeds from maturities of investments                         1,500          1,500         8,650
         Purchase of investment securities                                   -              -        (2,559)
          Proceeds from securities available for sale                       411
                                                                                            -             -
                                                                  ------------- -------------- -------------
 Net cash provided by investing activities                               1,911          1,500         6,091


 Cash flows from financing activities:
         Payments received on ESOP bank loan                               360            371           385
         Purchases of treasury stock                                    (5,492)        (7,245)      (10,559)
         Proceeds from exercise of stock options                         1,315             73            52
         Payments of cash dividends                                     (1,358)        (1,413)       (1,758)
                                                                  ------------- -------------- -------------
 Net cash used in financing activities                                  (5,175)        (8,214)      (11,880)
                                                                  ------------- -------------- -------------

 Increase (decrease) in cash and cash equivalents                        1,504         (2,360)       (1,847)
 Cash and cash equivalents:
         Beginning of year                                               1,412          3,772         5,619
                                                                  ------------- -------------- -------------
         End of year                                                  $  2,916       $  1,412      $  3,772
                                                                  ============= ============== =============


  (19)Subsequent Event

On November 17, 1998, the Company acquired, in a transaction that was a combination of stock and cash, all of the outstanding shares of Homeowners Mortgage Corporation ("Homeowners"). Homeowners originates residential mortgage loans from three locations in Minnesota. The main office is located at 1001 Labore Industrial Court, Vadnais Heights, Minnesota, and additional offices are in Hastings and Mankato, Minnesota. Homeowners was organized in 1988.

The Company acquired 20,000 shares at a price of $125 per share, resulting in a purchase price of $2,500,000. The acquisition will be accounted for using the purchase method of accounting and will result in goodwill of approximately $2.3 million.

                  Selected Quarterly Financial Data (Unaudited)
                    For Three Years Ended September 30, 1998


                                                    First         Second          Third         Fourth
                                                   Quarter        Quarter        Quarter        Quarter      Year
                                               ---------------------------------------------------------------------
Fiscal 1998
 Interest income                                    $ 7,364       $ 7,518        $ 7,554       $ 7,545      $29,981
 Interest expense                                     4,548         4,591          4,657         4,703       18,499
                                               ---------------------------------------------------------------------
 Net Interest Income                                  2,816         2,927          2,897         2,842       11,482
 Provision for loan losses                               45            75            107            75          302
 Gain on sale of assets                                  15           107            130           108          360
 Net income                                         $   746       $   810        $   767       $   707      $ 3,030
 Basic earnings per share                              0.28          0.30           0.29          0.27      $  1.14
 Diluted earnings per share                            0.26          0.28           0.27          0.25      $  1.05
 Cash dividends declared per share                  $ 0.125       $ 0.125        $ 0.125       $ 0.125      $  0.50
 Market range:
      High bid (1)                                  $ 20.94       $ 20.88        $ 20.75       $ 18.50      $ 20.94
      Low bid (1)                                   $ 19.00       $ 19.50        $ 18.00       $ 13.38      $ 13.38

Fiscal 1997
 Interest income                                    $ 6,564       $ 6,728        $ 6,933       $ 7,090       27,315
 Interest expense                                     3,886         4,011          4,104         4,345       16,346
                                               ---------------------------------------------------------------------
 Net Interest Income                                  2,678         2,717          2,829         2,745       10,969
 Provision for loan losses                               30            30             30            30          120
 Gain on sale of assets                                                13             15            15           48
                                                          5
 Net income                                         $   722       $   725        $   823       $   854      $ 3,124
 Basic earnings per share                              0.25          0.26           0.31          0.32      $  1.13
 Diluted earnings per share                            0.24          0.24           0.28          0.29      $  1.04
 Cash dividends declared per share                  $ 0.125       $ 0.125        $ 0.125       $ 0.125      $  0.50
 Market range:
      High bid (1)                                  $ 15.13       $ 18.25        $ 18.13       $ 21.00      $ 21.00
      Low bid (1)                                   $ 12.75       $ 14.75        $ 16.38       $ 17.25      $ 12.75

Fiscal 1996
 Interest income                                    $ 5,488       $ 5,583        $ 5,898       $ 6,275       23,244
 Interest expense                                     3,219         3,335          3,427         3,628       13,609
                                               ---------------------------------------------------------------------
 Net Interest Income                                  2,269         2,248          2,471         2,647        9,635
 Provision for loan losses                                              6             15            15           42
                                                          6
 Gain on sale of assets                                                 9                           21           38
                                                          5                            3
 Net income                                         $   421       $   460        $   684       $   103      $ 1,668
 Basic earnings per share                              0.11          0.13           0.21          0.03      $  0.49
 Diluted earnings per share                            0.11          0.13           0.20          0.03      $  0.47
 Cash dividends declared per share                  $ 0.125       $ 0.125        $ 0.125       $ 0.125      $  0.50
 Market range:
      High bid (1)                                  $ 13.50       $ 13.50        $ 13.00       $ 13.25      $ 13.50
      Low bid (1)                                   $ 12.38       $ 12.38        $ 11.50       $ 11.38      $ 11.38

--------------------------
 (1) As reported by the Nasdaq Stock Market. Such over-the-counter quotations do not reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                               FSF Financial Corp.
                               -------------------
                                Corporate Office

                              201 Main Street South
                            Hutchinson, MN 55350-2573
                                 (320) 234-4500


                                FIRST FEDERAL fsb
--------------------------------------------------------------------------------
                                Office Locations

 Hutchinson Main Office                     Hastings Office
 201 Main Street South                      1320 South Frontage Road
 Hutchinson, MN  55350-2573                 Hastings, MN  55033-2426
 (320) 234-4500                             (651) 437-6169


 Hutchinson South Office                    Apple Valley Office
 905 Hwy. 15 South Frontage Road            14994 Glazier Avenue
 Hutchinson, MN  55350                      Apple Valley, MN  55124-7498
 (320) 234-4563                             (651) 432-6840


 Buffalo Office                             Glencoe Office
 19 Central Avenue, PO Box 338              1002 Greeley Avenue
 Buffalo, MN  55313-0338                    Glencoe, MN  55336-2128
 (320) 682-3035                             (320) 864-5541


 Inver Grove Heights Office                 Litchfield Office
 6505 Cahill Avenue East                    501 North Sibley Avenue, PO Box 577
 Inver Grove Heights, MN  55076-2022        Litchfield, MN  55355-0577
 (651) 455-1553                             (320) 693-2861


 Waconia Office                             Waite Park Office
 200 East Frontage Road, Hwy 5, PO Box 287  113 Waite Avenue South, PO Box 641
 Waconia, MN  55387-0287                    Waite Park, MN
 (612) 442-2141                             (320) 656-1133

                                 Winthrop Office
                       122 East Second Street, PO Box 424
                            Winthrop, MN 55396-0424
                                 (507) 647-5356


--------------------------------------------------------------------------------

                               Insurance Planners
                               ------------------
                            135 3rd Avenue Southeast
                              Hutchinson, MN 55350
                                 (320) 587-2299

--------------------------------------------------------------------------------

                               Homeowners Mortgage
                               -------------------

                             Vadnais Heights Office
                      1001 Labore Industrial Court, Suite E
                            Vadnais Heights, MN 55110
                                 (651) 415-1020


 Mankato Office                             Hastings Office
 423 Belgrade Avenue                        830 Vermillion Street, Suite 102
 North Mankato, MN 56003                    Hastings, MN 55033

--------------------------------------------------------------------------------

43



                   Our Board of Directors and Management Team

                    Board of Directors of FSF Financial Corp.

Donald A. Glas, Co-Chair of the Board     George B. Loban, Co-Chair of the Board

Richard H. Burgart                        James J. Caturia

Jerome R. Dempsey                         Sever B. Knutson

Roger R. Stearns



                     Board of Directors of First Federal fsb

Donald A. Glas, Co-Chair of the Board     George B. Loban, Co-Chair of the Board

Richard H. Burgart                        James J. Caturia

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