Form 10-K, Exhibit 13
period 1999-09-30
FSF FINANCIAL CORP
filed 1999-12-10
CIK 924370

EXHIBIT 13

                                      FSF
         [LOGO]                    FINANCIAL
                                  CORPORATION
         ---------------------------------------------------------------
                       Financial Services Holding Company







                                  ANNUAL REPORT
                                      1999

                               FSF FINANCIAL CORP.
                               1999 ANNUAL REPORT



--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------


Corporate Profile and Stock Market Information...............................1


Selected Financial and Other Data............................................2


Letter to Stockholders.......................................................3

Management's Discussion and Analysis of
  Financial Condition and Results of Operations..............................4


Independent Auditors' Report................................................15


Consolidated Statements of Financial Condition..............................16


Consolidated Statements of Income...........................................17


Consolidated Statements of Changes in Stockholders' Equity..................18


Consolidated Statements of Cash Flows.......................................19


Notes to Consolidated Financial Statements..................................21


Selected Quarterly Financial Data...........................................41


Office Locations............................................................42


Corporate Information.......................................................43

                            FSF FINANCIAL CORPORATION

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

The Company operates three wholly owned subsidiaries, Insurance Planners, Homeowners Mortgage Corporation and the Bank. Insurance Planners (the "Agency") is an independent property and casualty insurance agency located in Hutchinson, MN. The Agency was acquired by the Company on June 1, 1998. Furthermore, on November 17, 1998, the Company acquired Homeowners Mortgage Corporation ("HMC"), Vadnais Heights, MN. on November 17, 1998. HMC is a mortgage banking company.

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

The number of stockholders of record of common stock as of the record date of November 30, 1999, was approximately 511. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At November 30, 1999, there were 2,805,887 shares issued and outstanding.

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

FSF FINANCIAL CORPORATION
----------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL AND OTHER DATA
Financial Condition (Dollars in Thousands)
----------------------------------------------------------------------------------------------------------------------
September 30,                                             1999         1998          1997          1996         1995
----------------------------------------------------------------------------------------------------------------------
Total assets                                           $418,094      $416,232      $388,135     $354,636     $304,605
Loans held for sale                                       5,334         2,672           204          443          230
Loans receivable, net                                   278,290       280,603       260,390      216,727      170,921
Mortgage-backed securities                               27,587        36,418        38,539       38,557       37,110
Mortgage-backed securities available for sale            15,979        16,574        16,699       16,336       16,141
Debt securities                                          19,937        24,412        37,876       44,349       41,914
Debt securities available for sale                       12,794         3,010         1,000            -            -
Equity securities available for sale                     19,284        19,459        19,311       18,231       16,165
Cash and cash equivalents (1)                            19,265        22,597         6,135       11,756       14,855
Savings deposits                                        231,651       226,542       208,246      189,074      171,516
Other borrowings                                        140,967       144,177       133,817      114,693       73,807
Stockholders' equity                                     42,325        42,518        43,362       47,649       57,351

Summary of Operations (Dollars in Thousands)
----------------------------------------------------------------------------------------------------------------------
Year Ended September 30,                                  1999         1998          1997          1996         1995
----------------------------------------------------------------------------------------------------------------------

Interest income                                        $ 29,420      $ 29,981      $ 27,315     $ 23,244     $ 19,079
Interest expense                                         18,198        18,499        16,346       13,609        9,472
Net interest income                                      11,222        11,482        10,969        9,635        9,607
Provision for loan losses                                   456           302           120           42           24
Non-interest income                                       5,259         2,269         1,510        1,354        1,127
Non-interest expense (2)                                 11,826         8,395         7,130        8,178        6,966
Income before cummulative effect
    of change in accounting principle                     2,505         3,030         3,124        1,668        2,243
Net income (2)                                            2,505         3,030         3,124        1,668        2,625

Other Selected Data
----------------------------------------------------------------------------------------------------------------------
Year Ended September 30,                                  1999         1998          1997          1996         1995
----------------------------------------------------------------------------------------------------------------------

Return on average assets before cum. eff.                  0.59%         0.74%         0.84%        0.69%        0.82%
Return on average assets after cum. eff.                   0.59%         0.74%         0.84%        0.69%        0.95%
Return on average equity before cum. eff.                  5.74%         6.94%         6.87%        4.25%        3.83%
Return on average equity after cum. eff.                   5.74%         6.94%         6.87%        4.25%        4.48%
Average equity to average assets                          10.26%        10.70%        12.25%       15.93%       21.31%
Net interest rate spread (3)                               2.39%         2.44%         2.54%        2.36%        2.78%
Non-performing assets to total assets                      0.13%         0.19%         0.15%        0.06%        0.12%
Allowance for loan losses to total loans                   0.45%         0.34%         0.30%        0.33%        0.41%
Basic earnings per share before cum eff. (2)            $  0.94       $  1.14       $  1.13      $  0.49      $  0.57
Diluted earnings per share before cum eff. (2)          $  0.90       $  1.05       $  1.04      $  0.47      $  0.55
Basic earnings per share (2)                            $  0.94       $  1.14       $  1.13      $  0.49      $  0.67
Diluted earnings per share (2)                          $  0.90       $  1.05       $  1.04      $  0.47      $  0.65
Cash dividends declared per share                       $  0.50       $  0.50       $  0.50      $  0.50      $ 0.375

-------------------------------------------------
(1) Consists of cash due from banks, interest-bearing deposits, and other investments with original maturities of less than three months.
(2) Includes a one-time special assessment of $1,030,000 to recapitalize the SAIF for the year ended September 30, 1996.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities

[LOGO]    FSF
          FINANCIAL
          CORP.
               -----------------------------------------------------------------
201 Main Street South Hutchinson, MN 55350-2573 Tele.320-234-4500
Fax 320-234-4542
--------------------------------------------------------------------------------

To Our Stockholders:

Fiscal 1999 provided us with a variety of challenges and opportunities. Refinance activity continued at a record pace and principal repayments exceeded $136 million during the year, an increase of almost 18% over the previous year's level. Loan production totaled more than $254 million, with slightly more than 50% of the production in one-to-four family residential mortgages. We continued to decrease our reliance on residential lending and continue to seek a reasonable balance between residential mortgages, construction lending, commercial business loans, agricultural loans and consumer loans. Single family residential loans comprised 38.8% of our loan portfolio at September 30, 1999, compared to 64.7% of all loans at September 30, 1996.

The change in composition of our loan portfolio required an increase in our loan loss provision. Even though we increased the loan loss provision, there was not an increase in problem assets or non-performing assets. Non-performing assets were 0.13% of total assets at the end of the fiscal year and all construction, agricultural and commercial loans were performing.

During the majority of the year, liquidity continued to increase as a result of the refinance activity. Due to the uncertainty of the interest rate environment we were unwilling to accept the interest rate risk associated with redeploying the funds throughout most of the year. As a result, we accepted lower interest earnings but as rates began to move upward, primarily during the fourth quarter, we utilized alternative investments and began decreasing our liquidity position.

The complete integration of Insurance Planners and Homeowners Mortgage Corporation continues. With more than 150 employees in 14 locations, working for four different companies, we implemented a comprehensive communications solution. Due to the magnitude of the project there was some duplication of costs, however the operational efficiencies and on-going cost savings will provide us with the foundation necessary to continue to provide additional electronic services to our mortgage, insurance, investment and banking customers.

We have dedicated resources to the implementation of a sales culture - formal service and sales training, hiring a retail sales manager, implementation of profitability based incentive programs and marketing software introducing customer relationship profitability. During the past year we opened a new office in Buffalo that allowed us to expand our drive-up needs, and implement a "sales relationship" office. However, the sales culture journey is far from over.

Our ability to maximize the potential within our family of companies will continue to provide challenges. From the traditional banking products offered by the Bank, to investment and estate planning provided by Firstate Investments, to residential mortgage services of HMC, to the full line of insurance services provided by Insurance Planners, we can meet the financial needs of our customers but we must leverage our strengths.

Enhancing shareholder value is the number one objective of the Board of Directors. Plateaus develop in earnings due to the absorption of businesses, communications and technology upgrades, Y2K issues, loan loss reserve increases due to business diversification and internet development. However we feel these items are necessary in order to insure future growth in earnings.

Thank you for your confidence and investment in FSF Financial Corp. We hope that you are using some of our many products and services. If not, please consider doing so. Our best sales people are our satisfied customers.

Sincerely,


/s/Donald A. Glas                                             /s/George B. Loban
-----------------                                             ------------------
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

Earnings of the Bank are significantly affected by economic and competitive conditions, particularly changes in interest rates, government policies, and regulations of various regulatory authorities.

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

Management attempts to reduce the Bank's interest rate risk by the way it structures its assets and liabilities. The Bank sells all fixed rate residential mortgages and retains for its portfolio residential mortgages with either adjustable interest rates or balloon provisions. These loans provide the Bank with a repricing time frame which is substantially shorter than the contractual term. During the 1999 fiscal year, the Bank originated $2.6 million of single family mortgage loans which have initial fixed rates for terms of one to ten years and then adjust annually off a treasury index thereafter. The Bank also originated $3.3 million of single family mortgage loans that have a balloon payment due in three to seven years. Originations of construction and land development loans, which generally have a contractual maturity of two years or less, totaled $55.7 million. At September 30, 1999, $130.2 million of real estate mortgages were adjustable rate mortgages, balloon mortgages, or construction and land development loans, representing 41.8% of total loans and 31.1% of total assets.

Interest rate sensitivity is the result of differences in the amounts and repricing dates of rate-sensitive assets and rate-sensitive liabilities. These differences, or interest rate repricing "GAP," provide an indication of the extent to which the net interest income is affected by future changes in interest rates. A GAP is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A GAP is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. Conversely, during a period of rising interest rates, a negative GAP would tend to result in a decrease in net interest income, while a positive GAP would tend to result in an increase in net interest income.

The table that follows sets forth the amounts of interest-earning assets and interest-bearing liabilities at September 30, 1999, which are expected to reprice or mature in each of the future time periods shown.

                                                 Analysis of Repricing Mechanisms

                                                                Over One       Over Five
                                                 Within         to Five          to Ten         Over Ten
                                                One Year         Years           Years           Years           Total
                                              -------------   -------------   -------------   -------------   -------------
Interest-earning assets:                                                 (Dollars in Thousands)
   Mortgage loans                                 $ 93,510        $ 62,911        $ 21,556        $ 27,908        $205,885
   Other loans                                      64,665          34,534           4,591           1,999         105,789
   Investment securities                            79,268          17,863           7,101           7,369         111,601
                                              -------------   -------------   -------------   -------------   -------------
Total interest-earning assets                      237,443         115,308          33,248          37,276         423,275
                                              -------------   -------------   -------------   -------------   -------------

Interest-bearing liabilities:
   Noninterest bearing deposits                          -               -               -               -               -
   NOW and Super now accounts                       15,140           3,449               -               -          18,589
   Savings accounts                                 58,350           7,204               -               -          65,554
   Money market deposit accounts                     1,732             214               -               -           1,946
   Certificates                                    108,565          21,983           2,597               -         133,145
   Other borrowed money                             24,467         106,000          10,500               -         140,967
                                              -------------   -------------   -------------   -------------   -------------
Total interest-bearing liabilities                 208,254         138,850          13,097               -         360,201
                                              -------------   -------------   -------------   -------------   -------------
Interest sensitivity gap                          $ 29,189       $(23,542)        $ 20,151        $ 37,276        $ 63,074
                                              =============   =============   =============   =============   =============
Cumulative interest sensitivity gap               $ 29,189        $  5,647        $ 25,798        $ 63,074
                                              =============   =============   =============   =============
Cumulative ratio of interest-earning assets
   to interest-bearing liabilities                    1.14%           1.02%           1.07%           1.18%
                                              =============   =============   =============   =============
Cumulative ratio of cumulative interest
   sensitivity gap to total assets.                   6.98%           1.35%           6.17%          15.09%
                                              =============   =============   =============   =============

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

Market Risk Management

Market risk is the risk of loss arising from adverse changes in market prices and rates. The Bank's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Bank's net interest income or the economic value of its portfolio of assets, liabilities and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Bank's primary market risk exposures and how those exposures are managed in fiscal 1999 have changed when compared to fiscal 1998. Market risk limits have been established by the Board of Directors based on the Bank's tolerance for risk.

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

The following table sets forth the present value estimates of the Bank at September 30, 1999, as calculated by its NPV Model. The table shows the NPV of the Bank under rate shock scenarios of -400 basis points to +400 basis points in increments of 100 basis points. As market rates increase, the market value of the Bank's large portfolio of mortgage loans and securities declines significantly and prepayments are slow. As rates decrease, the market value of mortgage loans and securities increase only modestly due to prepayment risk, periodic rate caps, and other embedded options. Actual changes in market value will differ from estimated changes set forth in this table due to various risks and uncertainties.

      Changes in Interest
        Rates in Basis                          Net Portfolio Change                                 NPV as % of Assets
                               --------------------------------------------------------    ----------------------------------------
      Points (Rate Shock)          $ Amount           $ Change            Change %           NPV Ratio               Change
                               -----------------   ----------------   -----------------    ---------------    ---------------------
                                                     (Dollars in thousands)

            +400 bp             $  29,145            (8,913)             (23.42) %             7.29               (194) bp
            +300 bp                31,217            (6,841)             (17.98)               7.75               (148) bp
            +200 bp                33,385            (4,673)             (12.28)               8.22               (101) bp
            +100 bp                35,661            (2,397)              (6.30)               8.72                (51) bp
             0 bp                  38,058                 -                   -                9.23                  -
            -100 bp                40,591             2,533                 6.66               9.76                 53  bp
            -200 bp                43,278             5,220                13.72              10.31                108 bp
            -300 bp                46,142             8,084                21.24              10.90                167 bp
            -400 bp                49,208            11,150                29.30              11.51                228 bp


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

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Corporation for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (changes in average volume multiplied by old rate); (2) changes in rates
(changes in rate multiplied by old average volume); (3) total changes in rate-volume. The combined effects of changes in both volume and rate which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                                Increase (Decrease) Due To
                                                               --------------------------------------------------------------
                                                                   Rate           Volume         Rate/Volume       Total
                                                               --------------  --------------  ------------------------------
                                                                               (In Thousands)
          Year Ended September 30, 1999 vs 1998:
          Interest income:
             Loans Receivable                                       $  (488)        $  (165)        $      2        $    (651)
             Mortgage-backed securities                                (279)           (454)              45             (688)
             Investment securities                                     (319)          1,210             (113)             778
                                                               --------------  --------------  --------------  --------------
                Total change in interest income                      (1,086)            591              (66)            (561)

          Interest expense:
             Savings accounts                                          (611)            796              (34)             151
             FHLB Borrowings                                           (460)             18              (10)            (452)
                                                               --------------  --------------  --------------  --------------
                Total change in interest expense                     (1,071)            814              (44)            (301)
                                                               --------------------------------------------------------------
          Net change in net interest income                         $   (15)        $  (223)        $    (22)       $    (260)
                                                               ==============  ==============  ==============  ==============

          Year Ended September 30, 1998 vs 1997:
          Interest income:
             Loans Receivable                                       $   109         $ 3,317         $     20        $   3,446
             Mortgage-backed securities                                (350)            (25)              (3)            (378)
             Investment securities                                     (308)            (87)              (7)            (402)
                                                               --------------  --------------  --------------  --------------
                Total change in interest income                        (549)          3,205               10            2,666

          Interest expense:
             Savings accounts                                           151             583                9              743
             FHLB Borrowings                                            (59)          1,479              (10)           1,410
                                                               --------------  --------------  --------------  --------------
                Total change in interest expense                         92           2,062               (1)           2,153
                                                               --------------  --------------  --------------  --------------
          Net change in net interest income                         $  (641)        $ 1,143          $    11         $    513
                                                               ==============  ==============  ==============  ==============

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

                                                                    Years Ended September 30,
                                           -----------------------------------------------------------------------------------------
                                             1999                            1998                           1997
                                           -----------------------------------------------------------------------------------------
                                                                 Average                         Average                     Average
                                            Average      Income/  Yield/    Average      Income/  Yield/   Average  Income/   Yield/
                                            Balance      Expense   Cost     Balance      Expense   Cost    Balance  Expense    Cost
                                           -----------------------------------------------------------------------------------------
                                                 (in thousands)                 (in thousands)                (In thousands)
Interest-Earning Assets
   Loans receivable (1)                      $ 274,676   $22,861  8.32%  $ 276,730     $ 23,512   8.50% $ 237,475  $20,066    8.45%
   Mortgage-backed securities                   46,398     2,318  5.00%     54,657        3,006   5.50%    55,062    3,384    6.15%
   Investment securities (2)                    87,987     4,241  4.82%     65,238        3,463   5.31%    66,734    3,865    5.79%
                                           ----------------------       ------------------------        -------------------
      Total interest-earning assets            409,061    29,420  7.19%    396,625       29,981   7.56%   359,271   27,315    7.60%
                                           ----------------------       ------------------------        -------------------
Interest-Bearing Liabilities
   NOW and money market accounts             $  31,670       289  0.91%   $ 28,626          407   1.42%  $ 27,463      389    1.42%
   Passbook savings                                               3.24%                           3.33%                       3.15%
                                                58,463     1,896  5.64%     50,699        1,690   3.33%    48,381    1,524    3.15%
   Certificates of deposit                     142,811     8,048  5.64%    136,407        7,985   5.85%   127,211    7,426    5.84%
                                           ----------------------       ------------------------        -------------------
      Total deposits                           232,944    10,233  4.39%    215,732       10,082   4.67%   203,055    9,339    4.60%
   FHLB advances and other borrowed funds      145,690     7,965  5.47%    145,459        8,417   5.79%   120,093    7,007    5.83%
                                           ----------------------       ------------------------        -------------------
      Total interest-bearing liabilities       378,634    18,198  4.81%    361,191       18,499   5.12%   323,148   16,346    5.06%
                                           ----------------------       ------------------------        -------------------
Net Interest Income                                      $11,222                       $ 11,482                    $10,969
                                                       ==========                  =============                  =========
Net Interest Rate Spread  (3)                                     2.39%                           2.44%                       2.54%
Net Interest Rate Margin  (4)                                     2.74%                           2.89%                       3.05%
Ratio of average interest-earning assets
  to average interest-bearing liabilities         1.08x                       1.10x                          1.11x
                                           ============                 ===========                     ==========

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

Changes in Financial Condition

             General. Total assets increased from $416.2 million at September 30, 1998, to $418.1 million at September 30, 1999, an increase of $1.9 million or 0.5%. The Bank and HMC continued to experience good demand for loans and supplemented the internal loan originations ($255.7 million) with purchases of other loans ($45.9 million) that met the interest rate risk and credit risk criteria established by management.

             Securities Available for Sale. Equity securities and mortgage-backed and related securities available for sale decreased by $175,000 and $595,000 respectively during the 1999 fiscal year as a result of a reduction in market value. The net unrealized losses on securities available for sale increased from $661,000 at September 30, 1998 to $1.3 million at September 30, 1999. This increase was primarily due to the market rate of interest increasing compared to the contractual rate. Debt securities available for sale increased $9.8 million due to the purchase of such securities for liquidity purposes.

             Securities Held to Maturity. Debt securities held to maturity decreased from $24.4 million to $19.9 million due to maturities and the exercise of call options by issuers. Mortgage-backed securities held to maturity decreased from $36.4 million to $27.6 million during fiscal 1999, due to principal repayments. The net unrealized losses on securities held to maturity increased from $1.5 million at September 30, 1998 to $2.2 million at September 30, 1999. These increases were primarily due to the market rate of interest increasing compared to the contractual rate.

             Loans Held for Sale. Net loans held for sale increased from $2.7 million at September 30, 1998, to $5.3 million at September 30, 1999. The Bank and HMC had firm commitments to sell $5.2 million of the loans held for sale that were closed by September, 1999.

             Loans Receivable. Net Loans receivable decreased due to the continued sale of long term fixed-rate loans, from $280.6 million at September 30, 1998, to $278.3 million at September 30, 1999, a decrease of $2.3 million or 0.8%. The decrease was comprised of a decline in one-to-four family loans of $39.1 million, which was partially offset by increases in other real estate mortgages ($3.6 million), net construction loans ($12.6 million) , commercial business loans ($8.7 million) and agricultural loans ($10.4 million).

             Deposits. Total deposits increased by $5.1 million, or 2.3% during the 1999 fiscal year. The increase in deposits can be attributed to an increase in savings accounts ($11.6 million), an increase in demand deposits ($2.7 million) and a decrease in certificates of deposit ($9.1 million). The increase in total deposits was accompanied by a decrease in the weighted average cost of funds from 4.67% to 4.39% for the years ended September 30, 1998 and 1999, respectively. The decrease in cost is primarily attributable to the change in the composition of deposits.

             Borrowings. In addition to growth in deposits, borrowings may be utilized to fund the growth in assets. Management utilizes a least cost, at the margin, approach to fund assets. As a result, borrowings are utilized as a funding source when it provides the least cost, at the margin. FHLB advances are used to fund lending and investment activities, withdrawals from deposit accounts and other ordinary business activity. Borrowings decreased by $3.2 million dollars during fiscal 1999 due to principal payments. The Bank was able to fund lending and investments with loan repayments and deposit growth.

             Stockholders'  Equity.  Stockholders'  equity  decreased from $42.5 million at September 30, 1998, to $42.3 million at September 30, 1999, a decrease of $0.2 million. The Corporation repurchased 204,754 shares of its common stock during the year at an average price of $14.53, thereby reducing stockholders' equity and the total number of shareholders. Furthermore, unrealized losses on securities available for sale further decreased stockholders' equity. Book value per share increased from $16.22 at September 30, 1998, to $16.32 at September 30, 1999.

Comparison of Years Ended September 30, 1999 and 1998

             Net Income. Net income decreased to $2.5 million for the year ended September 30, 1999, from $3.0 million for the year ended September 30, 1998. The decrease was primarily due to an increase in non-interest expense and non-interest income, the majority of which was attributable to the acquisition of the Agency and HMC.

             Interest Income. Total interest income decreased $561,000 to $29.4 million for the year ended September 30, 1999, from $30.0 million for the year ended September 30, 1998. Interest income on loans decreased by $651,000 from $23.5 million for the year ended September 30, 1998, to $22.9 million for the year ended September 30, 1999, as a result of a $2.0 million decrease in the average balance of loans receivable from $276.7 million at September 30, 1998, to $274.7 million at September 30, 1999. Furthermore, the average yield decreased from 8.50% at September 30, 1998, to 8.32% at September 30, 1999. Interest income on mortgage-backed securities decreased from $3.0 million for the year ended September 30, 1998, to $2.3 million for the year ended September 30, 1999. The decrease was primarily the result of a decrease in average rate from 5.50% for the 1998 fiscal year to 5.00% for the 1999 fiscal year and a decrease in the average balance of $8.3 million. The average balance of investment securities increased by $22.7 million during the fiscal year and the yield decreased from 5.31% to 4.82%.

The decrease in yield for investment securities was primarily impacted by maturities and the exercise of call options by issuers. The yield on interest-earning assets decreased from 7.56% for the year ended September 30, 1998, to 7.19% for the year ended September 30, 1999. Interest income increased by $591,000 as a result of increased volume during the year while the changes in rates caused interest income to decrease by $1.1 million and the rate/volume change decreased interest income by $66,000.

             Interest Expense. Total interest expense decreased to $18.2 million for 1999 from $18.5 million for 1998 as the average balance of total interest bearing liabilities increased but the average cost of funds decreased. The increased cost of deposits attendant to the growth of balances was approximately $796,000 while the decrease associated with a change in interest rates was approximately $611,000. The cost associated with interest bearing deposits decreased from 4.67% for the year ended September 30, 1998, to 4.39% for the same period ended September 30, 1999. The cost associated with borrowed funds decreased to 5.47% for fiscal 1999 compared to 5.79% for fiscal 1998. $460,000 of the decrease in the cost of borrowed funds was a result of decreases in rates, while increased volumes added $18,000 in interest expense and $10,000 of the decrease was rate/volume related.

             Net Interest Income. Net interest income decreased $260,000. Changes in interest rates caused a decrease in net interest income of $15,000, volumes accounted for a decrease in net interest income of $223,000 and rate/volume differences decreased $22,000.

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

The Bank's loan loss provision increased from $302,000 for the year ended September 30, 1998, to $456,000 for the year ended September 30, 1999, due to the change in composition of the loan portfolio. The Bank's allowance for loan losses was $1,387,000 at September 30, 1999. The allowance for loan losses represents .45% of total loans outstanding and 252.2% of total non-performing assets. While the Bank maintains its allowance for loan losses at a level which it considers to be adequate, there can be no assurance that further additions will not be made to the loss allowances or that such losses will not exceed the estimated amounts.

             Non-interest Income. Non-interest income and non-interest expense were impacted by acquisitions in two ways: (1) only 4 months of income and expense for the Agency were included in fiscal 1998 and (2) 11 months of income and expense for HMC are included in fiscal 1999, that were not present in 1998. Total non-interest income increased by $3.0 million to $5.3 million for the year ended September 30, 1999, from $2.3 million for the year ended September 30, 1998. The Agency and HMC accounted for approximately $2.7 million of the increase. Gains on loans sold increased from $360,000 in the 1998 fiscal year to $2.3 million in the 1999 fiscal year. The gains are a result of fixed-rate mortgages that were sold in the secondary market because they do not fit the interest rate risk profile of the Bank and also the addition of HMC. Other service charges and fees increased from $457,000 for the year ended September 30, 1998 to $801,000 for the year ended September 30, 1999. Service charges on deposit accounts increased $146,000 during the periods compared as a result of an increase in the number of accounts affected and to a lesser degree by an increase in the fees associated with deposit accounts. Commission income increased from $543,000 for the year ended September 30, 1998 to $946,000 for the year ended September 30, 1999. $381,000 of the increase was a result of having the Agency for a full year.

             Non-interest Expense. Total non-interest expense increased to $11.8 million for the year ended September 30, 1999, from $8.4 million for the year ended September 30, 1998, or 40.5%. The Agency and HMC accounted for approximately $2.6 million of the increase. Compensation and benefits increased from $5.4 million to $7.4 million or 37.0%, due to the acquisition of HMC ($1.6 million), a full year's expense for the Agency ($278,000) and merit increases, which averaged 4.5%. Occupancy and equipment expense increased $467,000. Deposit insurance premiums increased $3,000. Professional fees increased from $258,000 for fiscal year 1998 to $276,000 for fiscal year 1999. Data processing increased $152,000 to $644,000 for the period ended September 30, 1999, due to processing expense associated with increased delivery of electronic services to customers, the introduction of agricultural lending and the expansion of commercial lending and to a lesser extent, as a result of the costs associated with the Corporation's Year 2000 compliance program. Goodwill amortization during the year was $79,000 for HMC and $26,000 for the Agency.

             Income Tax Expense. Income tax expense decreased to $1.7 million for the year ended September 30, 1999, from $2.0 million for the year ended September 30, 1998. The decrease was primarily due to a decrease in pre-tax income of $855,000.

Comparison of Years Ended September 30, 1998 and 1997

             Net Income. Net income decreased to $3.0 million for the year ended September 30, 1998, from $3.1 million for the year ended September 30, 1997. The decrease was primarily due to an increase in non-interest expense.

             Interest Income. Total interest income increased $2.7 million to $30.0 million for the year ended September 30, 1998, from $27.3 million for the year ended September 30, 1997. Interest income on loans increased by $3.4 million from $20.1 million for the year ended September 30, 1997, to $23.5 million for the year ended September 30, 1998, as a result of a $39.3 million increase in the average balance of loans receivable from $237.5 million at September 30, 1997, to $276.7 million at September 30, 1998. Furthermore, the average yield increased from 8.45% at September 30, 1997, to 8.50% at September 30, 1998. Interest income on mortgage-backed securities decreased from $3.4 million for the year ended September 30, 1997, to $3.0 million for the year ended September 30, 1998. The decrease was primarily the result of a decrease in average rate from 6.15% for the 1997 fiscal year to 5.50% for the 1998 fiscal year. The average balance of investment securities decreased by $1.5 million during the fiscal year and the yield decreased from 5.79% to 5.31%. The decrease in yield for investment securities was primarily impacted by maturities and the exercise of call options by issuers. The yield on interest-earning assets decreased from 7.60% for the year ended September 30, 1997, to 7.56% for the year ended September 30, 1998. Interest income increased by $3.2 million as a result of increased volume during the year while the changes in rates caused interest income to decrease by $549,000 and the rate/volume change increased interest income by $10,000.

             Interest Expense. Total interest expense increased to $18.5 million for 1998 from $16.3 million for 1997 as both the average balance of total interest bearing liabilities and the average cost of funds increased. The increased cost of deposits attendant to the growth of balances was approximately $583,000 while the increase associated with a change in interest rates was approximately $151,000. The cost associated with interest bearing deposits increased from 4.60% for the year ended September 30, 1997, to 4.67% for the same period ended September 30, 1998. The cost associated with borrowed funds decreased to 5.79% for fiscal 1998 compared to 5.83% for fiscal 1997. $59,000 of the decrease in the cost of borrowed funds was a result of increases in rates, $1.5 million of the increase was attributable to the increased volumes and $10,000 of the decrease was rate/volume related.

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

Liquidity and Capital Resources

The liquidity of a Corporation reflects its ability to provide funds to meet loan requests, accommodate possible outflows in deposits, and take advantage of interest rate market opportunities. Funding of loan requests, providing for liability outflows, and management of interest rate fluctuations require a continuous analysis in order to match the maturities of specific categories of short-term loans and investments with specific types of deposits and borrowings. The Corporation's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The primary sources of cash were net income and cash derived from investing activities.

Operating activities provided cash of $7.0 million, $1.3 million and $3.8 million during the years ended September 30, 1999, 1998, and 1997, respectively. In fiscal 1998 and 1997, the cash flow in operating activities was primarily influenced by the changes in accrued liabilities associated with the accrual of the SAIF special assessment in fiscal 1997, which was paid out in fiscal 1998. In fiscal 1999, the cash flow in operating activities was influenced primarily by the change in loans held for sale and other liabilities.

Investing activities used $2.4 million, $8.0 million, and $39.5 million during the years ended September 30, 1999, 1998, and 1997, respectively. The primary activity of the Bank is originating and purchasing loans and purchasing investment and mortgage-backed securities. The primary activity of HMC is originating and selling loans in the secondary mortgage market. During the years ended September 30, 1999, 1998 and 1997, the Corporation originated loans in the amount of $260.7 million ($104.8 million were originated by HMC), $147.6 million and $119.2 million, respectively. The net loan origination's and principal payments on loans provided $40.0 million in 1999 and used $9.9 million and $41.2 million in 1998 and 1997 respectively. The increase in 1999 was a result of prepayment on mortgage loans refinancing elsewhere. The purchase of loans used $40.9 million, $10.8 million and $2.4 million in fiscal 1999, 1998 and 1997 respectively and were largely comprised of commercial business loans that represented participation interest with other financial institutions. The Bank also sold a participation in a non-residential loan in fiscal year 1999 for $3.0 million. Purchase of investment and mortgage-backed securities held to maturity used $1.2 million, $0 and $3.0 million and maturities, principal payments or the exercise of call provisions by the issuers of such securities provided $14.5 million, $15.6 million and $9.5 million for the years ended September 30, 1999, 1998 and 1997 respectively. Purchase of investment securities available for sale used $13.0 million, $3.7 million and $2.0 million and maturities or the exercise of call provision by the issuers of such securities provided $3.0 million, $1.0 million and $0 for the years ended September 30, 1999, 1998 and 1997 respectively. Other investment activities included sale of REO property, purchase of equipment and property improvements and the net cash acquisition of HMC. For the fiscal year 1999, the Bank acquired corporate owned insurance policies in the amount of $5.5 million.

For the year ended September 30, 1999, $5.1 million in cash was provided as a result of an increase in deposits and $3.2 million in cash was paid on FHLB advances. The purchase of treasury stock and dividends on common stock used $2.9 million and $1.3 million, respectively. During the fiscal year ended September 30, 1998, $18.3 million in cash was provided as a result of an increase in deposits and $10.4 million was provided as a result of an increase in borrowings. The purchase of treasury stock used $5.5 million and dividends on common stock used $1.4 million during the 1998 fiscal year. Basic and diluted earnings per share for the year ended September 30, 1999, were $0.94 and $0.90, respectively. A portion of the earnings per share was a result of the purchase of treasury stock during the fiscal year. Financing activities used $7.9 million during the year ended September 30, 1999 and provided $23.2 million, and $30.0 million in cash during the years ended September 30, 1998 and 1997, respectively. Financing activities in the foreseeable future are expected to primarily include changes in deposits and advances from FHLB of Des Moines, and to a lesser extent, the repurchase of treasury shares and the payment of dividends. See Consolidated Statements of Cash Flow for FSF Financial Corp. and Subsidiary.

The Bank's liquidity is a measure of its ability to fund loans, pay withdrawals of deposits, and other cash outflows in an efficient, cost effective manner. The Bank's primary source of funds are deposits and scheduled amortization and prepayments of loan and mortgage-backed security principal. During the past several years, the Bank has used such funds primarily to fund maturing time deposits, pay savings withdrawals, fund lending commitments, purchase new investments, and increase liquidity. The Bank funds its operations internally and as needed with borrowed funds from the FHLB. As of September 30, 1999, such borrowed funds totaled $141.0 million. While loan repayments and maturing investments and mortgage-backed securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed security prepayments are
greatly   influenced  by  general  interest  rates,   economic   conditions  and
competition.

The Bank is required under federal regulations to maintain certain specified levels of "liquid investments," which include certain United States government obligations and other approved investments. In December of 1997, the OTS reduced the requirement for banks to maintain liquid assets from 5% to not less than 4% of its net withdrawable accounts plus short term borrowings. The Bank's regulatory liquidity was 13.3%, 6.05%, and 5.12% at September 30, 1999, 1998, and 1997, respectively. The options from the previous method were used in the current period, which are more restrictive.

The amount of certificate accounts which are scheduled to mature during the twelve months ending September 30, 2000, is approximately $108.6 million. To the extent that these deposits do not remain at the Bank upon maturity, the Bank believes that it can replace these funds with deposits, current excess liquidity, FHLB advances or outside borrowings. It has been the Bank's experience that a substantial portion of such maturing deposits remain at the Bank.

At September 30, 1999, the Bank and HMC had commitments to extend credit of $39.3 million. Funds required to fill these commitments are derived primarily from FHLB borrowings, current excess liquidity, deposit inflows, loan sales or loan and security repayments.

OTS regulations require the Bank to maintain core capital of 4% of assets, of which 2.0% must be tangible equity capital, excluding goodwill. The Bank is also required to maintain risk-based capital equal to 8% of total risk-based assets. The Bank's regulatory capital exceeded its tangible equity, tier 1 (risk based), tier 1 (core) and risk-based capital requirements by 7.5%, 5.0%, 10.2% and 6.3%, respectively.

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

Year 2000 issues expose the Company to a number of risks, any one of which, if realized, could have a material adverse effect on the Company's business, results of operations or financial condition. These risks include the possibility that, to the extent certain vendors fail to adequately address Year 2000 issues, the Company may suffer disruptions in important services on which the Company depends, such as telecommunications, electrical power and data processing. Year 2000 issues could affect the Company's liquidity if customer withdrawals in anticipation of the Year 2000 are greater than expected or if the Company's lenders are unable to provide the Company with funds when and as needed by the Company. Year 2000 issues also create additional credit risk to the Company insofar as the failure of the Company's customers and counterparties to adequately address Year 2000 issues could increase the likelihood that these customers and counterparties become delinquent or default on the obligations to the Company. In addition to increasing the Company's risk exposure to problem loans, credit losses and liquidity problems, Year 2000 issues expose the Company to increased risk of litigation losses and expenses relating to the foregoing. There are other Year 2000 risks besides those described above that may impact the Company's business, results of operations and financial condition.

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

During fiscal 1998, the Bank adopted a Year 2000 Compliance Plan (the "Plan") and established a Year 2000 Compliance Committee (the "Committee"). The objectives of the Plan and the Committee are to prepare the Bank for the new millennium. As recommended by the Office of Thrift Supervision, the Plan encompasses the following phases: Awareness, Assessment, Renovation, Validation and Implementation. These phases will enable the Bank to identify risks, develop an action plan, perform adequate testing and complete affirmation that its processing systems will be Year 2000 ready. Execution of the Plan is currently on target. The Bank has completed Phase 4, Validation, which involved testing of changes to hardware and software, accompanied by monitoring and testing with vendors. The Bank is currently in Phase 5, Implementation, which will continue into calendar year 2000. Systems have been certified and customer and public education efforts continue.

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

The Bank has developed business resumption contingency plans specific to the Year 2000. Business resumption contingency plans address the actions that would be taken if critical business functions can not be carried out in the normal manner upon entering the next century due to system or supplier failure.

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

We have audited the accompanying consolidated statements of financial condition of FSF Financial Corp. and Subsidiaries (the Corporation) as of September 30, 1999, and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended September 30, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FSF Financial Corp. and Subsidiaries as of September 30, 1999, and 1998, and the consolidated results of their operations and their cash flows for each of the fiscal years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles.




Bertram Cooper & Co., LLP
Waseca, Minnesota
October 25, 1999

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                         September 30,
                                                                                                    ------------------------
                                                                                                     1999             1998
                                                                                                    ------------------------
                                                                                                        (In thousands)
                                     ASSETS
                                     ------
             Cash and cash equivalents                                                         $     19,265     $    22,597
             Securities available for sale, at fair value:
                Equity securities                                                                    19,284          19,459
                Mortgage-backed and related securities                                               15,979          16,574
                Debt securities                                                                      12,794           3,010
             Securities held to maturity, at amortized cost:
                Debt securities (Fair value of $18,999 and $23,953)                                  19,937          24,412
                Mortgage-backed and related securities (Fair value of $26,338 and $35,369)           27,587          36,418
             Loans held for sale                                                                      5,334           2,672
             Loan receivable, net                                                                   278,290         280,603
             Foreclosed real estate
                                                                                                        323             502
             Accrued interest receivable                                                              3,328           3,089
             Premises and equipment                                                                   5,314           4,111
             Other assets                                                                            10,659           2,785
                                                                                             -------------------------------
                       Total Assets                                                            $    418,094     $   416,232
                                                                                             ===============================

                                            LIABILITIES AND STOCKHOLDERS' EQUITY
                                            ------------------------------------
              Liabilities:
                  Demand deposits                                                              $     32,952     $    30,299
                  Savings accounts                                                                   65,554          53,984
                  Certificates of deposit                                                           133,145         142,259
                                                                                             -------------------------------
                       Total deposits                                                               231,651         226,542
                  Federal Home Loan Bank borrowings                                                 140,967         144,177
                  Advances from borrowers for taxes and insurance                                       669             819
                  Other liabilities                                                                   2,482           2,176
                                                                                             -------------------------------
                       Total liabilities                                                            375,769         373,714

             Stockholders' equity:
                  Serial preferred stock, no par value 5,000,000 shares
                       authorized, no shares issued
                                                                                                          -               -
                  Common stock, $.10 par value 10,000,000 shares authorized,
                       4,501,277 and 4,501,277 shares issued                                            450             450
                  Additional paid in capital                                                         43,292          43,382
                  Retained earnings, substantially restricted                                        26,627          25,451
                  Treasury stock at cost (1,695,390 and 1,603,663 shares)                           (24,575)        (23,298)
                  Unearned ESOP shares at cost (162,798 and 198,773 shares)                          (1,628)         (1,988)
                  Unearned MSP stock grants at cost (49,825 and 77,214 shares)                         (528)           (818)
                  Accumulated other comprehensive income (loss)                                      (1,313)           (661)
                                                                                             -------------------------------
                       Total stockholders' equity                                                    42,325          42,518
                                                                                             -------------------------------
                       Total Liabilities and Stockholders' Equity                              $    418,094     $   416,232
                                                                                             ===============================


         The accompanying notes are an integral part of these statements

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                         Years Ended September 30,
                                                                  ---------------------------------------
                                                                     1999           1998            1997
                                                                  ---------------------------------------
                                                                               (In thousands)
   Interest income:
        Loans receivable                                          $  22,861      $  23,512     $  20,066
        Mortgage-backed and related securities                        2,318          3,006         3,384
        Investment securities                                         4,241          3,463         3,865
                                                                  ---------------------------------------
             Total interest income                                   29,420         29,981        27,315
                                                                  ---------------------------------------
   Interest expense:
        Deposits                                                     10,233         10,082         9,339
        Borrowed funds                                                7,965          8,417         7,007
                                                                  ---------------------------------------
             Total interest expense                                  18,198         18,499        16,346
                                                                  ---------------------------------------
             Net interest income                                     11,222         11,482        10,969
        Provision for loan losses                                       456            302           120
                                                                  ---------------------------------------
             Net interest income after provision for loan losses     10,766         11,180        10,849
                                                                  ---------------------------------------
   Non-interest income:
        Gain (loss) on loans - net                                    2,341            360
                                                                                                      48
        Other service charges and fees                                  801            457           422
        Service charges on deposit accounts                             968            822           717
        Commission income                                               946            543           227
        Other                                                           203             87            96
                                                                  ---------------------------------------
             Total non-interest income                                5,259          2,269         1,510
                                                                  ---------------------------------------
   Non-interest expense:
        Compensation and benefits                                     7,390          5,393         4,487
        Occupancy and equipment                                       1,313            846           800
        Deposit insurance premiums                                      134            131           167
        Data processing                                                 644            492           393
        Professional fees                                               276            258           235
        Other                                                         2,069          1,275         1,048
                                                                  ---------------------------------------
             Total non-interest expense                              11,826          8,395         7,130
                                                                  ---------------------------------------
             Income before provision for income taxes                 4,199          5,054         5,229
   Income tax expense                                                 1,694          2,024         2,105
                                                                  ---------------------------------------
             Net income                                               2,505          3,030         3,124
                                                                  =======================================

   Basic earnings per share                                       $    0.94      $    1.14     $    1.13
   Diluted earnings per share                                     $    0.90      $    1.05     $    1.04

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 Net Income                                                        $  2,505       $  3,030       $ 3,124
 Other comprehensive income, net of tax:
        Unrealized gains (losses) on securities                           -              -             -
           Unrealized holding gains (losses) arising during period     (652)          (182)          328
            Less:  reclassification adjustment
               for gains included in net income                            -           (11)            -
                                                                   -------------------------------------
 Other comprehensive income (loss)                                     (652)          (193)          328
                                                                   -------------------------------------
 Comprehensive income                                              $  1,853       $  2,837      $  3,452
                                                                   =====================================

         The accompanying notes are an integral part of these statements

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (In thousands)

                                                                           Unallocated                          Accumulated
                                                                 Retained    Common     Unearned                  Other
                                                   Additional    Earnings    Stock       Stock                 Comprehensive
                                        Common      Paid-in    Substantially Held by   Acquired by  Treasury      Income
                                        Stock       Capital     Restricted    ESOP         MSP       Stock        (Loss)     Total
                                      ----------------------------------------------------------------------------------------------
Balance, September 30, 1996             $   450    $ 43,150    $ 22,068    $ (2,719)   $ (1,398)   $(13,095)   $   (807)   $ 47,649
  Net earnings                             --          --         3,124        --          --          --          --         3,124
  Treasury stock acquired                  --          --          --          --          --        (7,245)       --        (7,245)
  Stock issued for stock options           --           (12)       --          --          --            73                      61
  Amortization of MSP shares               --            40        --          --           290        --          --           330
  Common stock dividends
  ($0.50 per share)                        --          --        (1,413)       --          --          --          --        (1,413)
  Allocated ESOP shares                    --           156        --           372        --          --          --           528
  Other comprehensive income               --          --          --          --          --          --           328         328
                                       ---------------------------------------------------------------------------------------------
Balance September 30, 1997                  450      43,334      23,779      (2,347)     (1,108)    (20,267)       (479)     43,362
  Net earnings                             --          --         3,030        --          --          --          --         3,030
  Treasury stock acquired                  --          --          --          --          --        (5,492)       --        (5,492)
  Stock issued for stock options           --          (341)       --          --          --         1,911        --         1,570
  Common stock dividends
  ($0.50 per share)                        --          --        (1,358)       --          --          --          --        (1,358)
  Purchase of subsidiary                   --           106        --          --          --           550        --           656
  Allocated ESOP shares                    --           183        --           359        --          --          --           542
  Other comprehensive (loss)               --          --          --          --          (182)       (182)
                                       ---------------------------------------------------------------------------------------------
Balance September 30, 1998                  450      43,382      25,451      (1,988)       (818)    (23,298)       (661)     42,518
  Net earnings                             --          --         2,505        --          --          --          --         2,505
  Treasury stock acquired                  --          --          --          --          --        (2,912)       --        (2,912)
  Stock issued for stock options           --          (145)       --          --          --           509        --           364
  Amortization of and tax on MSP shares    --            54        --          --           290        --          --           344
  Common stock dividends
  ($0.50 per share)                        --          --        (1,329)       --          --          --          --        (1,329)
  Purchase of subsidiary                   --          (109)       --          --          --         1,126        --         1,017
  Allocated ESOP shares                    --           110        --           360        --          --          --           470
  Other comprehensive (loss)               --          --          --          --          --          --          (652)       (652)
                                       ---------------------------------------------------------------------------------------------
Balance September 30, 1999              $   450 $    43,292    $ 26,627    $ (1,628)   $   (528)   $(24,575)   $ (1,313)   $ 42,325
                                       ---------------------------------------------------------------------------------------------

         The accompanying notes are an integral part of these statements

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      Years Ended September 30,
                                                       ---------------------------------------------
                                                                     1999        1998        1997
                                                       ---------------------------------------------
                                                                              In thousands)
Cash flows from operating activities:
     Net income                                                  $   2,505    $   3,030    $   3,124
     Adjustments to reconcile net income to net cash
        provided by operating activities:
     Depreciation                                                      490          359          329
     Net amortization of discounts and premiums on
        securities held to maturity                                    (37)         (42)         (31)
     Provision for loan losses                                         456          302          120
     Net market value adjustment on ESOP shares                        104          185          141
     Tax benefit on stock options                                       24          254           10
     Amortization of ESOP and MRP stock compensation                   656          650          669
     Amortization of intangibles                                       105           10           --
     Net gain on sale of assets                                        (11)         (18)          --
     Net loan fees deferred and amortized                             (134)        (194)         214
     Loans originated for sale                                    (131,586)     (27,625)      (2,263)
     Loans sold                                                    134,539       25,156        2,103
     (Increase) decrease in:
        Accrued interest receivable                                   (234)        (653)        (111)
        Other assets                                                   (95)        (142)         132
     Increase (decrease) other liabilities                             216           67         (589)
                                                       ----------------------------------------------
Net cash provided by operating activities                            6,998        1,339        3,848

Cash flows from investing activities:
     Loan originations and principal payments on loans, net         40,038       (9,928)     (41,245)
     Purchase of loans                                             (40,883)     (10,832)      (2,445)
     Loan participations sold                                        3,000           --           --
     Principal payments on securities held to maturity              10,002        2,125           19
     Purchase of mortgage-related securities held to maturity       (1,161)          --           --
     Purchase of securities available for sale                     (12,987)      (3,671)      (1,956)
     Purchase of  securities held to maturity                           --           --       (3,000)
     Proceeds from securities available for sale                        --          411           --
     Proceeds from maturities of securities available for sale       3,000        1,000           --
     Proceeds from maturities of securities held to maturity         4,500       13,500        9,500
     Investment in foreclosed real estate                              (38)         (12)          (2)
     Proceeds from sale of REO                                         500           24           22
     Purchase paid up life insurance policies                       (5,495)
     Proceeds from sale of fixed assets                                 --           --            5
     Acquisition of Homeowners, net of cash acquired                (1,245)          --           --
     Purchase of equipment and property improvements                (1,677)        (666)        (373)
                                                       ----------------------------------------------
Net cash (used in) investing activities                          $  (2,446)   $  (8,044)   $ (39,480)


         The accompanying notes are an integral part of these statements

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                                                           Years Ended September 30,
                                                                       ---------------------------------
                                                                          1999        1998        1997
                                                                       ---------------------------------
                                                                                  (In thousands)
Cash flows from financing activities:
     Net increase in deposits,                                          $  5,109    $ 18,297    $ 19,171
     FHLB Advances                                                          --        10,500      19,250
     Payments on FHLB Advances                                            (3,210)       (141)       (126)
     Net short term borrowings                                            (5,726)       --          --
     Net increase (decrease) in mortgage escrow funds                       (152)         46         305
     Treasury stock purchased                                             (2,912)     (5,492)     (7,245)
     Dividends on common stock                                            (1,329)     (1,358)     (1,413)
     Proceeds from exercise of stock options                                 336       1,315          69
                                                                 ----------------------------------------
Net cash provided by financing activities                                 (7,884)     23,167      30,011
                                                                 ----------------------------------------
Net increase in cash and cash equivalents                                 (3,332)     16,462      (5,621)

Cash and cash equivalents:
     Beginning of year                                                    22,597       6,135      11,756
                                                                 ----------------------------------------
     End of period                                                      $ 19,265    $ 22,597    $  6,135
                                                                 ========================================

Supplemental disclosures of cash flow information: Cash payments for:
        Interest on advances and other borrowed money                   $  7,980    $  8,464    $  6,976
        Interest on deposits                                               9,588      10,220       9,188
        Income taxes                                                       1,443       1,850       1,999

Supplemental schedule of noncash investing and financing activities:
     Reinvested amounts of capital gains and dividends
           from mutual fund investments                                 $     80    $    121    $     22
     Foreclosed real estate                                                  197         449
                                                                                                      20
     Stock acquisition of Insurance Planners                                --           656
     Acquisition of Homeowners Mortgage Corporation non-cash
           asset, net of assumed liabilities                               1,037        --          --


         The accompanying notes are an integral part of these statements

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        SEPTEMBER 30, 1999, 1998 AND 1997

     (1) Description of Business and Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of FSF Financial Corp. ("the Corporation") and its wholly owned subsidiaries, Homeowners Mortgage Corporation ("HMC"), Insurance Planners of Hutchinson, Inc. ("the Agency"), First Federal fsb ("the Bank") and Firstate Services, a wholly owned subsidiary of the Bank. All significant inter-company accounts and transactions have been eliminated in consolidated financial statements which have been prepared in conformity with generally accepted accounting principles.

Nature of Business
The Corporation is a holding company whose subsidiaries provide financial services. The Bank is a community financial institution attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make mortgage, consumer, commercial and agricultural loans. At September 30, 1999, the Bank operated 11 retail banking offices in Minnesota. The Bank is subject to significant competition from other financial institutions, and is also subject to regulation by certain federal agencies and undergoes periodic examinations by those regulatory authorities. The Agency is a property and casualty insurance company. HMC is a mortgage banking entity located in Vadnais Heights, MN., that originates and sells residential mortgage loans.

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

Cash Equivalents (In thousands)
For purposes of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments with original maturities of three months or less and money market funds to be cash equivalents. Cash and cash equivalents include interest bearing deposits of $16,020 and $15,299 at September 30, 1999, and 1998, respectively.

Debt and Equity Securities
The  Corporation   classifies  its  investments,   including  marketable  equity
securities, mortgage-backed securities, and mortgage-related securities, in one of three categories:

        Trading Account Securities
        Securities held principally for resale in the near term, are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included in other income. The Corporation did not hold any trading securities during the three fiscal years ended September 30, 1999.

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

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

Earnings Per Share
Basic income per share amounts are computed by dividing the net income by the weighted average number of common shares outstanding. Diluted income per share amounts were computed by dividing net income, adjusted for the effect of assumed conversions, by the weighted average number of common shares outstanding plus dilutive potential common shares calculated for stock options outstanding using the treasury stock method.

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

Comprehensive Income
Effective October 1, 1998, the Corporation adopted SFAS No. 130, Reporting Comprehensive Income. The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income to be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income is the total of net income and other comprehensive income, which for the Corporation is comprised entirely of unrealized gains and losses on securities available for sale.

Fair Values of Financial Instruments
The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

     Cash and cash equivalents - The carrying value of cash and cash equivalents approximate fair value.
     Debt and equity securities - Fair values of debt and equity securities have been estimated using quoted market prices.
     Loans receivable - For variable-rate  loans, loans with balloon maturities, loans with relatively near-term maturities (such as consumer installment loans) carrying values approximate fair values. The fair value of long-term fixed rate loans has been estimated using present value cash flows, discounted at a rate approximating current market rates and giving consideration to estimated prepayment risk and credit loss factors. The estimated fair value of loans held for sale is based on quoted market prices of similar instruments trading in the secondary market.
     Originated mortgage servicing rights - The carrying amounts of originated mortgage servicing rights approximate fair values.
     Accrued  interest - The  carrying  amounts of accrued  interest  receivable approximate their fair values
     Life  Insurance  Policies - Cash value of the  policies  approximates  fair value.
     Deposit   liabilities  -  The  fair  values  of  demand  deposits  are,  by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

               offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.
        Short-term  borrowings  - The  carrying  amounts  of  advances  from the
               Federal Home Loan Bank (FHLB) of Des Moines maturing within 90 days approximate their fair values.
        Long-term  borrowings - The  carrying amounts  of amounts of  long-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.
        Off-balance-sheet  items - Fair   value  for  off-balance-sheet  lending
               commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The carrying value and fair value of commitments to extend credit are not considered material for disclosure.

   (2)      Business Combination

On June 1, 1998, the Corporation acquired 100% of the outstanding common stock of the Agency. The business combination was accounted for by the purchase method and the financial statements reflect the operating results of the Agency for the four month period ended September 30, 1998. The Corporation issued 38,961 shares of common stock held as treasury shares to complete the acquisition. The acquisition price of $750,000, resulted in an acquired identifiable customer based intangible asset of $674,628, which will be amortized using the straight line method over twenty five years. The acquisition did not have a material pro-forma effect on the results of operations for the twelve month periods ending September 30, 1998, 1997 and 1996.

On November 17, 1998, the Corporation acquired 100% of the outstanding common stock of HMC, an originator and seller of residential mortgage loans. The business combination was accounted for by the purchase method and the financial statements reflect the operating results of HMC for the ten and a half months ended September 30, 1999. The Corporation issued 77,839 shares of common stock held as treasury shares and $1.25 million in cash to complete the transaction. In addition, options for 50,000 common stock shares, at an exercise price of $15.00, were also issued. The acquisition price of $2.5 million resulted in goodwill of approximately $2.3 million, which will be amortized using the straight line method over twenty-five years.

The following unaudited pro forma supplemental information is presented based on historical financial statements of the Corporation and HMC. The unaudited pro forma supplemental information for the three years ended September 30, 1999, were prepared as if the acquisition had occurred as of the beginning of the respective periods.

                                                                           For the Three Years Ended
                                                                                  September 30,
                                                                 ----------------------------------------------
                                                                      1999             1998           1997
                                                                 ----------------------------------------------
                                                                                 (In thousands)
      Interest income                                               $   29,434       $   30,208     $   27,565
      Interest Expense                                                  18,230           18,611         16,384
                                                                 ----------------------------------------------
                Net interest income                                     11,204           11,597         11,181
           Provision for loan losses                                       456              302            120
                                                                 ----------------------------------------------
                Net interest income after provision
                 for loan losses                                        10,748           11,295         11,061
                                                                 ----------------------------------------------
      Non-interest income                                                6,173            5,831          3,619
      Non-interest expense                                              12,470           11,198          9,296
                                                                 ----------------------------------------------
                Income before provision for income taxes                 4,451            5,928          5,384
      Income tax expense                                                 1,796            2,378          2,168
                                                                 ----------------------------------------------
      Net income                                                    $    2,655       $    3,550     $    3,216
                                                                 ==============================================
      Basic earnings per share                                      $     0.99       $     1.30     $     1.14
      Diluted earnings per share                                    $     0.95       $     1.20     $     1.06

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

     (3) Debt and Equity Securities (in thousands)

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at September 30 are presented as follows:

                                                            September 30, 1999

                                         ---------------------------------------------------------
                                                            Gross           Gross
                                           Amortized      Unrealized      Unrealized          Fair
                                             Cost           Gains          Losses            Value
                                         -------------   -----------------------------------------
  Available for sale securities:
       Equity securities
             Fund Investments               $  12,522     $     -        $    601        $  11,921
             Stock in FHLB                      7,363           -               -            7,363
                                         -------------   ---------   -------------    -------------
                        Total               $  19,885     $     -        $    601        $  19,284
                                         =============   =========   =============    =============
       Mortgage backed securities:
             REMICs                         $  16,981     $     -        $  1,002        $  15,979
                                         =============   =========   =============    =============

       Debt Securities:                     $  12,988     $    22        $    216        $  12,794
                                         =============   =========   =============    =============
  Held to maturity securities:
       Debt securities:
             U.S. Government and Agency     $  18,367     $    92        $  1,037        $  17,422
             Other Debt Securities          $   1,570     $     7        $      -        $   1,577
                                         ----------------------------------------------------------
                          Total             $  19,937     $    99        $  1,037        $  18,999
                                         ==========================================================
       Mortgage backed securities:
             REMICs                         $  26,415     $   162        $  1,414        $  25,163
             FNMA certificates                  1,142                                    $   1,144
                                                                2               -
             Other certificates                    30           2               -        $      31
                                         -------------   ---------   -------------    -------------
                        Total               $  27,587     $   165        $  1,414        $  26,338
                                         =============   =========   =============    =============

The amortized cost of debt and mortgage-backed securities at September 30, 1999 included unamortized premiums of $214 and unaccreted discounts of $337, respectively.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                               September 30, 1998
                                        ----------------------------------------------------------------------------
                                                                Gross                Gross
                                         Amortized            Unrealized           Unrealized            Fair
                                           Cost                 Gains                Losses             Value
                                        -----------------    ------------------   ------------------   -------------
   Available for sale securities:
        Equity securities
              Fund Investments                 $  12,522              $      -             $    426         $12,096
              Stock in FHLB                        7,363                     -                    -           7,363
                         Total                 $  19,885              $      -             $    426         $19,459
                                        =================    ==================   ==================   =============
        Mortgage backed securities:
              REMICs                           $  16,980              $      -             $    406         $16,574
                                        =================    ==================   ==================   =============
        Debt Securities:                       $   3,000              $     10             $      -         $ 3,010
                                        =================    ==================   ==================   =============
   Held to maturity securities:
        Debt securities:
              U.S. Government and Agency       $  22,844              $    613            $   1,105         $22,352
              Other Debt Securities            $   1,568              $     33                    -         $ 1,601
                                        ----------------------------------------------------------------------------
                         Total                 $  24,412              $    646            $   1,105         $23,953
                                        ============================================================================
        Mortgage backed securities:
              REMICs                           $  36,363              $     65            $   1,120         $35,308
              GNMA certificates                       49                     6                    -              55
              FHLMC certifiactes                       6                     -                    -               6
                                        -----------------    ------------------   ------------------   -------------
                         Total                 $  36,418              $     71            $   1,120         $35,369
                                        =================    ==================   ==================   =============

The amortized cost of debt and mortgage backed securities at September 30, 1998, includes unamortized premiums of $232 and unaccreted discounts of $392, respectively.

Gross realized gains on sales of available for sale securities was $11 for the year ended September 30, 1998 There were no sales of securities during the two years ended September 30, 1999 and 1997.

The scheduled maturities of securities held-to-maturity and securities (other than equity securities) available-for-sale at September 30, 1999, were as follows:

                                           Held-to-Maturity            Available-for-Sale
                                             Securities                   Securities
                                      ------------------------    ---------------------------
                                        Amortized      Fair         Amortized         Fair
                                          Cost         Value           Cost          Value
                                      ------------  ------------  ---------------  ----------
   Due in one year or less               $    570      $    570         $      -      $    -
   Due from one to five years               6,069         5,815           12,988      12,794
   Due from five to ten years               7,103         6,327
                                                                               -           -
   Due after ten years                     33,782        32,625           16,981      15,979
                                      ------------  ------------  ---------------  ----------
                               Total    $  47,524     $  45,337        $  29,969     $28,773
                                      ============  ============  ===============  ==========

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments. Debt and mortgage-backed securities carried at approximately $20.0 million at September 30, 1999 and $26.7 million at September 30, 1998, were pledged to secure public deposits and for other purposes required or permitted by law.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

     (4) Loans Receivable (in thousands)

Loans receivable are summarized as follows:

                                                                                                   September 30,
                                                                                          ----------------------------
                                                                                                1999             1998
                                                                                          --------------    ----------
   First mortgage loans:
        Secured by one-to-four family residences                                              $ 115,550       $ 154,668
        Secured by other properties                                                              28,824          25,235
        Construction and land development loans                                                  56,177          34,098
                                                                                          --------------    ------------
                                                                                                200,551         214,001
        Less:
              Undisbursed portion of construction
                 and land development loans                                                     (26,156)        (16,658)
              Net deferred loan origination fees                                                   (744)           (850)
                                                                                          --------------    ------------
                          Sub-total first mortgage loans                                        173,651         196,493
   Consumer and other loans:
        Consumer loans                                                                           18,326          17,275
        Home equity and second mortgages                                                         24,312          23,606
        Commercial                                                                               29,767          21,095
        Agricultural loans                                                                       33,384          22,960
                                                                                          --------------    ------------
                                                                                                105,789          84,936
        Add:  net deferred loan origination costs                                                   237             209
                                                                                          --------------    ------------
                          Sub-total consumer and other loans                                    106,026          85,145
                                                                                          --------------    ------------
                                     Sub-total all loans                                        279,677         281,638
        Less: allowance for loan losses                                                          (1,387)         (1,035)
                                                                                          --------------    ------------
                                                Total                                         $ 278,290       $ 280,603
                                                                                          ==============    ============

A summary of the activity in the allowance for loan losses is as follows:

                                                                                 Years Ended September 30,
                                                                   -----------------------------------------------
                                                                        1999              1998             1997
                                                                   ------------      ------------      -----------
   Balance, beginning of period                                       $  1,035           $   852       $     776
   Provision for losses                                                    456               302             120
   Charge-offs                                                            (142)             (132)            (50)
   Recoveries                                                               38                13               6
                                                                   ------------      ------------      -----------
   Balance, end of period                                             $  1,387           $ 1,035       $     852
                                                                   ============      ============      ==========

The Bank had no loans classified as impaired at September 30, 1999, and 1998.

Loans having carrying values of $197 and $449 were transferred to foreclosed real estate in 1999 and 1998, respectively.

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

The aggregate amount of loans to executive officers and directors of the Corporation were $366, and $489 at September 30, 1999, and 1998, respectively. During 1999 repayments on loans to executive officers and directors aggregated $259 and $136 was advanced.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

     (5) Loan Servicing (in thousands)

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans serviced for others was $55,488 and $46,456 at September 30, 1999 and 1998, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were $296 and $274 at September 30, 1999 and 1998, respectively.

Capitalized mortgage servicing rights and excess servicing receivables are summarized as follows:

                                                              Years Ended September 30,
                                                          --------------------------------
                                                           1999        1998       1997
                                                          --------  ----------  ----------
                                                          C>
     Beginning balance, net of accumulated amortization   $   201     $   148    $    157
     Amounts capitalized                                      132          98          20
     Amortization                                             (80)        (42)        (30)
     Valuation adjustments                                      -          (3)          1
                                                          --------  ----------  ----------
     Balance, end of period                               $   253     $   201    $    148
                                                          ========  ==========  ==========

     6) Foreclosed Real Estate (In thousands)

Gain on foreclosed real estate, including net revenues from operations, was not material for the three years ended September 30, 1999. The Bank held foreclosed real estate at September 30, 1999 and 1998 amounting to $323 and $502, respectively.

     (7) Premises and Equipment (in thousands)

Premises and equipment are summarized as follows:

                                                    September 30,
                                              -----------------------
                                                   1999       1998
                                              -----------  ---------
   Land                                          $   669    $    685
   Buildings and improvements                      4,597       3,787
   Furniture, equipment and automobiles            3,582       2,818
   Leasehold improvements                             40          40
                                              -----------  ----------
      Total costs                                  8,888       7,330
   Less accumulated depreciation                   3,574       3,219
                                              -----------  ----------
      Total                                     $  5,314   $   4,111
                                              ===========  ==========

At September  30, 1999,  the  Corporation  was  obligated  under  non-cancelable operating  leases for office  space and  equipment.  Net  rental  expense  under operating leases, included in occupancy and equipment, was $275, $51, and $58 for the years ended September 30, 1999, 1998, and 1997, respectively. The projected minimum lease commitments under the terms of the leases at September 30, 1999, are as follows:
                             Rental Income      Rental Expense
              Fiscal          as Lessor           as Lessee
                             ------------      ---------------
              2000                  19                    435
              2001                   7                    341
              2002                   -                    289
              2003                   -                    147
                              ---------         --------------
                               $    26              $   1,212
                              =========         ==============

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


     (8) Deposits (in thousands)

The aggregate amount of short-term jumbo CDs, each with a minimum denomination of $100,000, was $20,681 and $24,311 in 1999 and 1998 respectively.

                                        September 30, 1999
                              -------------------------------------
                                1999           1998           1997
                              -------        -------        -------
Savings accounts              $ 1,896        $ 1,690        $ 1,548
Demand deposits                   289            407            389
Certificates of deposit         8,048          7,985          7,402
                              -------        -------        -------
                              $10,233        $10,082        $ 9,339
                              =======        =======        =======

Interest expense on deposits is summarized as follows:
At September 30, 1999, the scheduled maturities of certificates of deposit are as follows:

Years Ending September 30,
--------------------------
     2000                               108,565
     2001                                17,766
     2002                                 2,890
     2003                                 1,327
     2004 and thereafter                  2,597
                                       --------
                                       $133,145
                                       ========

     (9) Federal Home Loan Bank Borrowings (in thousands)

Borrowings by the Bank from the Federal Home Loan Bank of Des Moines (FHLB) are summarized as follows:

                                                                September 30,
                                      ----------------------------------------------------------------
                                                   1999                             1998
                                      ------------------------------    ------------------------------
Fiscal Year of Maturity - Advances                        Weighted                           Weighted
                                           Amount           Rate              Amount          Rate
                                      ----------------------------------------------------------------
1999                                   $                          - %       $   3,000          6.55 %
2000                                         24,467            5.89            24,677          5.89
2001                                         24,000            5.80            24,000          5.80
2002                                              -               -                 -             -
2003 and thereafter                          92,500            5.15            92,500          5.15
                                      --------------    ------------    --------------   -----------
     Total                                 $140,967            5.39 %       $ 144,177          5.42 %
                                      ==============    ============    ==============   ===========


At September 30, 1999, borrowed funds are collateralized by stock in the FHLB, first mortgage loans with carrying value of $119,262 and debt and mortgage-backed securities with carrying values of $49,722 under a collateral agreement.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

     (10) Employee and Stock Benefit Plans (in thousands except shares)

Salary Continuation Plans
The Bank has adopted insured salary continuation plans for the benefit of selected members of management by providing them with retirement and death benefits. The estimated liability under the agreements is charged to income over the expected remaining years of employment. The Bank's policy is to fund the costs accrued with insurance contracts. Salary continuation expense amounted to $119, $151, and $142 for the three years ended September 30, 1999, respectively.

Deferred Compensation 401(k) Plans
The Corporation provides 401(k) plans which cover substantially all employees meeting age and length of service requirements. The plan maintained by the Bank covers employees of both the Bank and the Agency. Employees participating in this plan are eligible to contribute up to 15% of their annual compensation. The plan maintained by HMC for the benefit of its employees provides for employee contribution up to 15% of annual compensation. Both plans provide for discretionary  contributions  by  the  employers  which  are  allocated  to  the participants' accounts in proportion to employee contributions. Company contributions to these plans for the three years ended September 30, 1999 were $0, $601 and $0, respectively.

Supplemental Life Insurance
In addition to group term insurance benefits provided to substantially all employees, the Bank maintains investments in insurance policies that provide either split-dollar or survivor benefits for certain key employees.

Employee Stock Ownership Plan
The Corporation established an Employee Stock Ownership Plan (ESOP) covering all employees, over the age of 21, with at least one year of service and who work at least 1,000 hours during a plan year. The ESOP borrowed funds from the Corporation to purchase a total of 359,720 shares of the Corporation's Common Stock, the loan being collateralized by the Common Stock. Employer contributions, along with dividends received on unallocated shares, are being used to repay the loan with shares being released from the Corporation's lien proportional to the loan repayments. Annually, on September 30, the released shares are allocated to the participants in the same proportion that their wages bear to the total compensation of all of the participants. Unreleased ESOP shares are not considered outstanding in calculating earnings per share.

The Corporation presents these financial statements in accordance with the AICPA Statement of Position (SOP) No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The price of the shares issued and unreleased are charged to unearned compensation, a contra-equity account, and shares released are reported as compensation expense equal to the current market value price of the released shares. Dividends paid on allocated shares are charged to retained earnings and those on unallocated shares are charged to expense. The total amount charged to expense in the fiscal year ended September 30, 1999, 1998 and 1997 was $442, $668 and $549, respectively.

A summary of the ESOP share allocation is as follows:

                                            September 30,
                                   ------------------------------
                                     1999      1998       1997
                                   --------- ---------   --------
Shares allocated beginning of year  160,947    124,975    87,870
Shares allocated during year         35,975     35,972    37,105
Unreleased shares                   162,798    198,773   234,745
                                   --------- ----------  --------
Total ESOP                          359,720    359,720   359,720
                                   ========= ==========  ========
Management Stock Plan
The Bank established the Management Stock Plan (MSP) for key officers during the year ended September 30, 1995. Following shareholder approval of the MSP in January 1995, the Bank purchased 179,860 shares of the Corporation's common stock in the open market at $10.59 per share to be awarded to officers in accordance with the provisions of the MSP. The cost of the shares awarded under these plans is recorded as unearned compensation, a contra equity account, and is recognized as an expense in accordance with the vesting requirements defined by the MSP. For each of the three fiscal years ended September 30, 1999, the amount included in compensation expense related to the MSP was $290. The following summarizes the activity in the MSP for the three years ended September 30, 1999.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                   Unawarded       Awarded
                                     Shares         Shares
                                   ---------      ---------
At September 30, 1996                42,964        109,517
       Vested                             -        (27,379)
                                   ---------      ---------
At September 30, 1997                42,964         82,138
       Vested                             -        (27,379)
                                   ---------      ---------
At September 30, 1998                42,964         54,759
       Vested                             -        (27,379)
                                   ---------      ---------
At September 30, 1999                42,964         27,380
                                   =========      =========

Director's Stock Compensation Plan
In January 1998, the shareholders of the Corporation approved a stock compensation plan for its non-employee directors. The plan granted 6,000 shares of common stock issued from treasury that vests over a four year period, with 1,200 shares awarded in January 1998. The compensation cost associated with this plan is the fair value of the stock ($19.42/share) on the date the plan was approved by shareholders. Compensation cost included in the accompanying financial statements for the year ended September 30, 1999 and 1998 were $23,292 and $40,814 respectively. During the year ended September 30, 1999, 1,200 shares of the total grant were vested to the plan recipients.

Stock Option Plans
The Corporation maintains the 1994 stock option plan, approved by the Corporation's stockholders on January 17, 1995 (the 1994 Plan); and the 1998 stock option plan, approved by the Corporation's stockholders on January 20, 1998 (the 1998 Plan). These plans permit the granting of stock options, with an exercise price equal to the fair value of the Corporation's stock on the date of the option grant. All options granted under these plans may be exercised over a ten-year period beginning on the date the option is granted. Awards made under the Plans may be incentive stock plans (ISO's) as defined by Section 422 of the Internal Revenue Code or options that do not qualify. Those options granted that qualify as ISO's are generally exercisable on the date of the grant while those not qualifying (non-incentive stock options granted to executives and directors of the Corporation) vest over 3-5 years. The following summarizes the activity in the two Plans for the three years ended September 30, 1999: [OBJECT OMITTED]


The following table summarizes information about stock options outstanding at September 30, 1999:


                                       Shares Available      Options Shares      Weighted Average
                                           for Grant           Outstanding        Exercise Price
                                       ------------------   ------------------   ------------------
At September 30, 1996                              7,488              433,158     $
           Exercised                                   -               (5,405)                9.50
           Cancelled                               1,500               (1,500)                9.50
                                       ------------------   ------------------   ------------------
At September 30, 1997                              8,988              426,253                    -
           1998 Plan Created                     300,000                    -                    -
           Granted                              (145,601)             145,601                19.18
           Exercised                                   -             (135,957)                9.50
                                       ------------------   ------------------   ------------------
At September 30, 1998                            163,387              435,897                12.73
           Granted                               (90,074)              90,074                14.34
           Exercised                                   -              (33,988)                9.50
           Cancelled                               6,582               (6,582)               19.13
                                       ------------------   ------------------   ------------------
At September 30, 1999                             79,895              485,401              $ 13.40
                                       ==================   ==================   ==================

Shares available for future grants
           1994 Plan                               7,988
           1998 Plan                              71,907


                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


--------------------------------------------------------------------------------------------------------------
                            Options Outstanding                                  Options Exercisable
--------------------------------------------------------------------------------------------------
                                             Weighted average
           Exercise          Number       remaining contractual
            Price          Outstanding        life in years          Number             Price
--------------------------------------------------------------------------------------------------
            $ 9.500         256,308                 5.3                190,861            $ 9.500
             20.000           1,000                 8.3                    400             20.000
             19.125          96,019                 8.3                 50,457             19.125
             19.416          12,000                 8.3                  4,800             19.416
             19.250          30,000                 8.7                 15,000             19.250
             15.000          50,000                 9.2                 10,000             15.000
             14.750          19,387                 9.2                 19,387             14.750
             12.375          20,687                 10.0                20,687             12.375
                        ------------
                            485,401
                        ============

The Corporation elected to follow APB 25 and related interpretations in accounting for its employee stock options. The exercise price of the employee stock options equal the market price of the underlying stock on the date of grant and, therefore, no compensation expense is recognized, under APB 25. Proforma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Corporation had accounted for its employee stock option under the fair value method of that statement.

Proforma net income and earnings per share for fiscal years 1999 and 1998 follow:

                                   1999                 1998
                             ------------------   ------------------
Net Income
           As reported          $ 2,505              $ 3,030
           Pro forma              2,322                2,943
Earnings per common share
           As reported
                  Basic         $  0.94              $  1.14
                  Diluted          0.90                 1.05
           Pro forma
                  Basic         $  0.87              $  1.10
                  Diluted          0.83                 1.02

The above disclosed pro forma effects of applying SFAS No. 123 to compensation costs may not be representative of the effects on reported pro forma net income for future years.

The fair value for each option grant is estimated on the date of the grant using the Black Scholes Model. The Model incorporates the following assumptions for the grants:
                                  1999          1998
                               -----------------------
   Risk free interest rate         5.22%        5.32%
   Expected life                10 years     10 years
   Expected volatility            27.00%       62.65%
   Expected dividends                 -            -

The weighted average fair value of the options granted in fiscal 1999 and 1998 were $8.64 and $11.33 per option, respectively.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

     (11) Income Taxes (in thousands)

The Corporation files a consolidated federal income tax return. The Corporation and its subsidiaries entered into a tax-sharing agreement that provides for the allocation and payment of federal and state income taxes. The provision for income taxes of each corporation is computed on a separate company basis, subject to certain adjustments. Income tax expense (benefit) is summarized as follows:

                                                                         September 30,
                                                         ---------------------------------------------
                                                             1999            1998            1997
                                                         -------------   -------------   -------------
Current
      Federal                                                 $   936         $ 1,650         $ 1,494
      State                                                       308             534             498
                                                         -------------   -------------   -------------
             Subtotal                                           1,244           2,184           1,992
Deferred
      Federal                                                     338            (120)             85
      State                                                       112             (40)             28
                                                         -------------   -------------   -------------
             Subtotal                                             450            (160)            113
                                                         -------------   -------------   -------------
                         Total income tax provision           $ 1,694         $ 2,024         $ 2,105
                                                         =============   =============   =============

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

                                                             September 30,
                                                       ----------------------
                                                            1999        1998
                                                       ---------    ---------
Deferred tax assets:
      Deferred compensation                              $   693     $    866
      Deferred net loan fees                                 205          265
      Securities unrealized loss                             719          324
      Allowance for loan losses                              562          419
                                                      -----------   ----------
           Subtotal                                        2,179        1,874
      Less:  Valuation allowance                             243          172
                                                      -----------   ----------
                        Total                              1,936        1,702
Deferred tax liabilities:
      FHLB Stock                                             241          241
      Tax bad debt reserve                                   213          256
      Premises and equipment                                 375          337
      Installment obligation sale of former building          28           29
      Mortgage servicing rights                               74           43
      Discount on loans                                        6
                                                                            7
      Section 475 "For Sale Assets"                          484          161
                                                      -----------   ----------
                        Total                              1,421        1,074
                                                      -----------   ----------
Net deferred tax asset                                   $   515     $    628
                                                      ===========   ==========



The valuation allowance was established to reduce the deferred tax asset related to the unrealized loss on equity securities because management is uncertain that more likely than not it will be realized. The Corporation has paid sufficient taxes in prior carryback years which will enable it to recover the balance of the net deferred tax assets, and therefore, no additional valuation allowance was required at September 30, 1999 and 1998.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


The actual income tax expense varied from the expected tax expense (computed by applying the United States federal corporate income tax rate of 34 percent to earnings before income taxes) as follows:

                                                             Years Ended September 30,
                                                         1999          1998          1997
                                                    -------------   ------------   ----------
Computed "expected" tax expense                         $  1,333      $   1,718     $  1,778
Exempt dividends                                               -            (5)          (8)
State income taxes, net of federal tax benefit               278            322          336
Other, net                                                    83           (11)          (1)
                                                    -------------   ------------   ----------
Total income tax provision                              $  1,694      $   2,024     $  2,105
                                                    =============   ============   ==========

Retained earnings at September 30, 1999, includes $6,492 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad-debt deductions for tax purposes only that arose in tax years beginning before September 30, 1988, (that is, the base-year amount). Reduction of the amount so allocated for purposes other than tax bad-debt losses or adjustments arising from this carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income-tax rate. The unrecorded deferred income-tax liability on the above amount was approximately $2,600 at September 30, 1999.

     (12) Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                                   For the Years ended
                                                                      September 30,
                                                       ------------------------------------------
                                                            1999          1998           1997
                                                       ------------------------------------------
    Numerator:
       Net income - Numerator for basic earnings
          per share and diluted earnings per share--
          income available to common stockholders      $  2,505,000   $  3,030,000   $  3,124,000
                                                       ===========================================

    Denominator:
       Denominator for basic earnings per share--
          weighted-average shares                         2,663,691      2,669,586      2,763,481

       Effect of dilutive securities:
          Stock - based compensation plans                  108,713        222,598        230,656
                                                       -------------------------------------------

          Denominator for diluted earnings per share--
             adjusted weighted-average shares and
             assumed conversions                          2,772,404      2,892,184      2,994,137
                                                       ===========================================
    Basic earnings per share                             $     0.94     $     1.14     $     1.13
    Diluted earnings per share                           $     0.90     $     1.05     $     1.04


     (13) Contingencies (in thousands)

Loans Sold During 1982, the Bank sold loans subject to recourse provisions. The balance of these loans at September 30, 1999, and 1998 was $208 and $238, respectively. The loans had interest rates ranging from 9.50% to 9.875% with an original balance of $3,400 and were sold to FHLMC.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of tangible and Tier 1 capital (as defined) to adjusted total assets (as defined). Management believes, as of September 30, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1999, and 1998, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual regulatory capital amounts, with reconciliation to the Corporation's investment in the Bank determined in accordance with Generally Accepted Accounting Principles (GAAP), and ratios, are also presented in the table below.

                                                                                                          To Be Well
                                                                                                      Capitalized Under
                                                                                  For Capital         Prompt Corrective
                                                              Actual           Adequacy Purposes      Action Provisions
                                                        --------------------  --------------------   --------------------
GAAP capital, September 30, 1999                          $ 36,534
Add:  Unrealized losses on debt
        securities held for sale                               712
                                                        -----------
Tangible equity capital and ratio to
        adjusted total assets                             $ 37,246     9.0%       $ 6,201    1.5%       $ 8,268     2.0%
                                                        --------------------  --------------------   --------------------
Tier 1 (Core) capital and ratio to
        adjusted total assets                             $ 37,246     9.0%      $ 16,536    4.0%      $ 20,670     5.0%
                                                        --------------------  --------------------   --------------------
Total risk-based capital and ratio to
        risk-weighted assets                              $ 37,246    14.2%      $ 10,528    4.0%      $ 15,793     6.0%
                                                                   ---------  --------------------   --------------------
Tier 2 risk-based capital, net adjustment                      383
                                                        -----------
Total risk-based capital and ratio to
        risk-weighted assets, September 30 , 1999         $ 37,629    14.3%      $ 21,057    8.0%      $ 26,321    10.0%
                                                        ====================  ====================   ====================

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                                                                         To Be Well
                                                                                                      Capitalized Under
                                                                                  For Capital         Prompt Corrective
                                                              Actual           Adequacy Purposes      Action Provisions
                                                        --------------------  --------------------   --------------------
GAAP capital, September 30, 1998                          $ 37,220
Add:  Unrealized losses on debt
        securities held for sale                               236
                                                        -----------
Tangible equity capital and ratio to
        adjusted total assets                             $ 37,456     9.1%       $ 6,168    1.5%       $ 8,229     2.0%
                                                        --------------------  --------------------   --------------------
Tier 1 (Core) capital and ratio to
        adjusted total assets                             $ 37,456     9.1%      $ 16,457    3.0%      $ 20,560     5.0%
                                                        --------------------  --------------------   --------------------
Tier 1 capital and ratio to
        risk-weighted assets                              $ 37,456    15.5%       $ 9,645    4.0%      $ 14,467     6.0%
                                                                   ---------  --------------------   --------------------
Tier 2 capital, allowance for loan losses                    1,035
                                                        -----------
Total risk-based capital and ratio to
        risk-weighted assets, September 30 , 1998         $ 38,491    16.0%       $ 1,920    8.0%      $ 24,112    10.0%
                                                        ====================  ====================   ====================

The Bank may not declare or pay cash dividends to the Corporation if the effect would be to reduce GAAP capital below applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements.

     (15) Concentration of Credit Risk (in thousands)

The Corporation is primarily engaged in originating mortgage, consumer, and business loans in the Minnesota counties of McLeod, Dakota, Meeker, Wright, Carver, Washington and Sibley. The Bank offers fixed and adjustable rates of interest on these loans which have amortization terms ranging up to thirty years.

The Corporation had cash on deposit in a financial institution in excess of Federal deposit insurance limits of approximately $15,841 at September 30, 1999.

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

Commitments to extend credit are unused lines of credit and loan commitments which are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since some of the commitments may be expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary, upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income producing commercial properties. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Typically, the Bank issues letters of credit to municipalities and generally does not require collateral for standby letters of credit.

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Forward commitments to purchase securities and mortgages involve an agreement whereby the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates.

Forward commitments to sell mortgages involve an agreement whereby the Bank and/or HMC agrees to make delivery at a specified future date of a specified loan, at a specified price or yield. Risks arise from the possible inability on counterparties to meet the terms of their contracts and from movements in loan values and interest rates.

A summary of the notional amounts of the Corporation's financial instruments at September 30, 1999 follows:

   Commitments to extend credit                $ 39,263
   Standby letters of credit                         17
   Commitments to sell loans                      5,238


The carrying value and fair value of the Corporation's financial assets and financial liabilities are as follows:

                                                                   September 30,
                                            ---------------------------------------------------
                                                         1999                       1998
                                            ---------------------------     -------------------
                                                 Carrying         Fair       Carrying      Fair
                                                  Value           Value       Value       Value
                                            ---------------------------     -------------------
Financial assets:
     Cash & cash equivalents                    $ 19,265      $ 19,265      $  22,597    22,597
     Investment securities                        52,015        51,077         46,881    46,422
     Mortgage-backed and related securities       43,566        42,315         52,992    51,943
     Loans held for sale                           5,334         5,334          2,672     2,672
     Loans receivable, net                       278,290       278,977        280,603   282,857
     Accrued interest receivable                   3,328         3,328          3,089     3,089
     Life Insurance Policies                       6,835         6,835          1,178     1,178
Financial liabilities:
     Deposits                                    231,651       232,608        226,542   226,909
     Borrowings                                  140,967       138,239        144,177   146,042


     (17) Effects of New Financial Accounting Standards

SFAS No. 133, "Accounting For Derivative Instruments and Hedging Activities" - issued June 1998, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 137 issued on July 7, 1999, deferred Statement 133's effective date until the fiscal year beginning October 1, 2000. On the date of adoption, the Corporation may transfer any held to maturity security into the available for sale category and then be able to designate the transferred security as a hedge item. Any unrealized holding gain or loss on transferred securities will be reported in net income or accumulated other comprehensive income. Management has not determined its strategy for the adoption of Statement No. 133 or its effect on the financial statements. If the Corporation elects to apply hedge accounting, it is required to establish, at the inception of the hedge, the method it will use for assessing the effectiveness of the hedging activities and the measurement approach for determining the ineffective aspect of the hedge.

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

                        STATEMENT OF FINANCIAL CONDITION

                                                                                         September 30,
                                                                                     ---------------------
 ASSETS                                                                                1999        1998
                                                                                     ---------    --------
             Cash and cash equivalents                                                $    278    $  2,809
             Investment securities held to maturity                                      1,570       1,568
             Investment in subsidiaries                                                 40,461      37,904
             Loan to Bank ESOP                                                           1,628       1,988
             Other assets                                                                  282          67
                                                                                      --------    --------
                                                                                      $ 44,004    $ 44,551
                                                                                      ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
             Other liabilities                                                        $     51    $     45

             Stockholders' equity:
                                 Common stock                                              450         450
                                 Additional paid-in capital                             43,292      43,382
                                 Treasury stock                                        (24,575)    (23,298)
                                 Unearned MSP stock                                       (528)       (818)
                                 Retained earnings                                      25,314      24,790
                                                                                      --------    --------
                                               Total stockholders' equity               43,953      44,506
                                                                                      --------    --------
                                                                                      $ 44,004    $ 44,551
                                                                                      ========    ========

                              STATEMENT OF INCOME

                                                                                         Years Ended September 30,
                                                                                        1999        1998        1997
                                                                                      --------    --------    --------

 Income:
 Dividends from Bank Subsidiary                                                       $  3,000    $  4,500    $  4,202
 Interest From:
             Bank's ESOP Plan                                                              159         193         222
             Investments                                                                   180         309         343
                                                                                      --------    --------    --------
                                                                                         3,339       5,002       4,767
 Expense:
        Non-Interest Expense                                                               462         615         566
                                                                                      --------    --------    --------
 Income before income taxes and equity in undistributed
    net income of subsidiaries                                                           2,877       4,387       4,201
 Income tax (benefit) expense                                                              (48)        (54)         (1)
                                                                                      --------    --------    --------
                                                                                         2,925       4,441       4,202
 Subsidiaries dividends received in excess of subsidiaries net income                     (420)     (1,423)     (1,078)
                                                                                      --------    --------    --------
 Net income                                                                           $  2,505    $  3,018    $  3,124
                                                                                      ========    ========    ========

                      FSF FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


     (18) Parent Only Condensed Financial Information - Continued (in thousands)


                             STATEMENT OF CASH FLOWS

                                                                                            Years Ended September 30,
                                                                                         1999            1998          1997
                                                                                    ---------------  ----------   ------------
 Cash flows from operating activities:
             Net Income                                                             $     2,505        $  3,030      $  3,124
             Adjustments:
                                Subsidiaries dividends received in excess
                                   of subsidiaries net income                               420           1,423         1,078
                                (Increase) decrease in other assets                         215            (123)           10
                                Increase in other liabilities                                 6              82            27
                                Other                                                        80             356           115
                                                                                    ------------     -----------   -----------
 Net cash provided by operations                                                          3,226           4,768         4,354

 Cash flows from investing activities:
             Proceeds from maturities of investments                                          -           1,500         1,500
             Investment in Homeowners                                                   (2,267)               -             -
             Proceeds from securities available for sale                                      -             411             -
                                                                                    ------------     -----------   -----------
 Net cash provided by investing activities                                              (2,267)           1,911         1,500

 Cash flows from financing activities:
             Payments received on ESOP bank loan                                            360             360           371
             Purchases of treasury stock                                                 (2,912)         (5,492)       (7,245)
             Proceeds from exercise of stock options                                        336           1,315            73
             Payments of cash dividends                                                  (1,381)         (1,358)       (1,413)
                                                                                    ------------     -----------   -----------
 Net cash used in financing activities                                                   (3,597)         (5,175)       (8,214)
                                                                                    ------------     -----------   -----------

 Increase (decrease) in cash and cash equivalents                                        (2,638)           1,504       (2,360)

 Cash and cash equivalents:
             Beginning of year                                                            2,916           1,412         3,772
                                                                                    ------------     -----------   -----------
             End of year                                                            $     278          $  2,916      $  1,412
                                                                                    ============     ===========   ===========

     (19) Business Segments

 The Corporation's reportable business segments are business units that offer different products and services that are marketed through different channels. In accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". The Corporation has identified its wholly-owned subsidiaries First Federal, fsb, (the Bank) and Homeowners Mortgage Corporation
 (HMC) as reportable business segments. Both segments operate and are managed independently. Additionally, HMC is not regulated by the Office of Thrift Supervision.

 The accounting policies and the nature of business of these segments are described in the summary of significant accounting policies (Note 1). Management evaluates segment performance based on segment profit or loss before income taxes and nonrecurring gains and losses, and returns on average assets and average equity. Transfers between segments are accounted for at market value.

 Firstate Services, the Agency and FSF Financial Corporation (the holding company), did not meet the quantitative thresholds for determining reportable segments and therefore are included in the "Other" category.

                                                         First          Homeowners                                    Consolidated
                                                      Federal fsb     Mortgage Corp.       Other       Eliminations       Total
                                                   ---------------------------------------------------------------------------------

As of and for the year ended September 30, 1999
   From Operations
        Interest income from external sources          $  29,061         $   171        $      8      $       -       $  29,240
        Non-interest income from external sources          2,189           2,180             890              -           5,259
        Inter-segment interest income                        183               -           3,152         (3,335)              -
        Interest expense                                  18,079             301               -           (182)         18,198
        Provision for loan loss                              456               -               -              -             456
        Depreciation and Amortization                        454              99              42              -             595
        Other non-interest expense                         8,683           2,333           1,214           (404)         11,826
        Net Income                                     $   2,563         $   (64)       $  3,006      $  (3,000)      $   2,505
                                                   =============================================================================
   Total Assets                                        $ 413,391         $ 6,210        $ 43,058      $ (44,565)      $ 418,094
                                                   =============================================================================

As of and for the year ended September 30, 1998
   From Operations
        Interest income from external sources          $  29,667               -        $    314      $       -       $  29,981
        Non-interest income from external sources          1,758               -             511              -           2,269
        Inter-segment interest income                          5               -           4,692         (4,697)              -
        Provision for loan loss                              302               -               -              -             302
        Depreciation and Amortization                        355               -              14              -             369
        Other non-interest expense                         7,574               -           1,014           (193)          8,395
        Income tax expense (benefit)                       2,036               -             (12)             -           2,024
        Net Income                                     $   3,013               -        $  4,517      $  (4,500)      $   3,030
                                                   =============================================================================
   Total Assets                                        $ 411,753               -        $ 42,614      $ (38,135)      $ 416,232
                                                   =============================================================================

As of and for the year ended September 30, 1997
   From Operations
        Interest income from external sources          $  26,969               -        $    346      $       -       $  27,315
        Non-interest income from external sources          1,284               -             226              -           1,510
        Inter-segment interest income                          4               -           4,426         (4,430)              -
        Interest expense                                  16,346               -               -              -          16,346
        Provision for loan loss                              120               -               -              -             120
        Depreciation and Amortization                        329               -               -              -             329
        Other non-interest expense                         6,594               -             759           (223)          7,130
        Income tax expense (benefit)                       2,091               -              14              -           2,105
        Net Income                                     $   3,102               -        $  4,224      $  (4,202)      $   3,124
                                                   =============================================================================
   Total Assets                                        $ 384,390               -        $ 26,916      $ (23,171)      $ 388,135
                                                   =============================================================================

                                       40

                  Selected Quarterly Financial Data (Unaudited)
                    For Three Years Ended September 30, 1999

                                     First      Second    Third   Fourth
                                     Quarter    Quarter   Quarter Quarter      Year
                                   -------------------------------------------------
 Fiscal 1999
 Interest income                     $ 7,503   $ 7,242   $ 7,267   $ 7,408   $29,420
 Interest expense                      4,704     4,522     4,526     4,446    18,198
                                   -------------------------------------------------
 Net Interest Income                   2,799     2,720     2,741     2,962    11,222
 Provision for loan losses               114       114       114       114       456
 Gain on sale of assets                  700       573       624       444     2,341
 Net income                          $   842   $   693   $   525   $   445   $ 2,505
 Basic earnings per share               0.32      0.26      0.20      0.17      0.94
 Diluted earnings per share             0.30      0.25      0.19      0.17      0.90
 Cash dividends declared per share   $ 0.125   $ 0.125   $ 0.125   $ 0.125   $  0.50
 Market range:
      High bid (1)                   $ 15.75   $ 15.50   $ 14.44   $ 14.13   $ 15.75
      Low bid (1)                    $ 14.25   $ 13.56   $ 13.50   $ 11.75   $ 11.75

Fiscal 1998
 Interest income                     $ 7,364   $ 7,518   $ 7,554   $ 7,545   $29,981
 Interest expense                      4,548     4,591     4,657     4,703    18,499
                                   -------------------------------------------------
 Net Interest Income                   2,816     2,927     2,897     2,842    11,482
 Provision for loan losses                45        75       107        75       302
 Gain on sale of assets                   15       107       130       108       360
 Net income                          $   746   $   810   $   767   $   707   $ 3,030
 Basic earnings per share               0.28      0.30      0.29      0.27   $  1.14
 Diluted earnings per share             0.26      0.28      0.27      0.25   $  1.05
 Cash dividends declared per share   $ 0.125   $ 0.125   $ 0.125   $ 0.125   $  0.50
 Market range:
      High bid (1)                   $ 20.94   $ 20.88   $ 20.75   $ 18.50   $ 20.94
      Low bid (1)                    $ 19.00   $ 19.50   $ 18.00   $ 13.38   $ 13.38

Fiscal 1997
 Interest income                     $ 6,564   $ 6,728   $ 6,933   $ 7,090    27,315
 Interest expense                      3,886     4,011     4,104     4,345    16,346
                                   -------------------------------------------------
 Net Interest Income                   2,678     2,717     2,829     2,745    10,969
 Provision for loan losses                30        30        30        30       120
 Gain on sale of assets                    5        13        15        15        48
 Net income                          $   722   $   725   $   823   $   854   $ 3,124
 Basic earnings per share               0.25      0.26      0.31      0.32   $  1.13
 Diluted earnings per share             0.24      0.24      0.28      0.29   $  1.04
 Cash dividends declared per share   $ 0.125   $ 0.125   $ 0.125   $ 0.125   $  0.50
 Market range:
      High bid (1)                   $ 15.13   $ 18.25   $ 18.13   $ 21.00   $ 21.00
      Low bid (1)                    $ 12.75   $ 14.75   $ 16.38   $ 17.25   $ 12.75

------------------------
(1) As reported by the Nasdaq Stock Market. Such over-the-counter quotations do not reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

--------------------------------------------------------------------------------

                            FSF Financial Corporation
                            -------------------------

                                Corporate Office

                              201 Main Street South
                            Hutchinson, MN 55350-2573
                                 (320) 234-4500
--------------------------------------------------------------------------------
                                FIRST FEDERAL fsb
                                -----------------
                                Office Locations

 Hutchinson Main Office                               Hastings Office
 201 Main Street South                                1320 South Frontage Road
 Hutchinson, MN  55350-2573                           Hastings, MN  55033-2426
 (320) 234-4500                                       (651) 437-6169


 Hutchinson South Office                              Apple Valley Office
 905 Hwy. 15 South Frontage Road                      14994 Glazier Avenue
 Hutchinson, MN  55350                                Apple Valley, MN  55124-7498
 (320) 234-4563                                       (651) 432-6840


 Buffalo Office                                       Glencoe Office
 305 10th Avenue S, PO Box 338                        1002 Greeley Avenue
 Buffalo, MN  55313-0338                              Glencoe, MN  55336-2128
 (320) 682-3035                                       (320) 864-5541


 Inver Grove Heights Office                           Litchfield Office
 6505 Cahill Avenue East                              501 North Sibley Avenue, PO Box 577
 Inver Grove Heights, MN  55076-2022                  Litchfield, MN  55355-0577
 (651) 455-1553                                       (320) 693-2861


 Waconia Office                                       Waite Park Office
 200 East Frontage Road, Hwy 5, PO Box 287            113 Waite Avenue South, PO Box 641
 Waconia, MN  55387-0287                              Waite Park, MN  56387-0641
 (612) 442-2141                                       (320) 656-1133

                                 Winthrop Office
                           122 East Second Street, PO
                              Box 424 Winthrop, MN
                                   55396-0424
                                 (507) 647-5356
--------------------------------------------------------------------------------
                               Insurance Planners
                               ------------------


Hutchinson Office                                     Buffalo Office
135 3rd Avenue Southeast                              305 10th Avenue S, P.O. Box 338
Hutchinson, MN  55350                                 Buffalo, MN  55313
(320) 587-2299                                        (612) 682-3035

--------------------------------------------------------------------------------

                         Homeowners Mortgage Corporation
                         -------------------------------

Vadnais Heights Office                                Hastings Office
1001 Labore Industrial Court, Suite E                 1320 South Frontage Road
Vadnais Heights, MN  55110                            Hastings, MN  55033
(651) 415-1020
--------------------------------------------------------------------------------


                   Our Board of Directors and Management Team

      Board of Directors of FSF Financial Corporation and First Federal fsb

  Donald A. Glas, Co-Chair of the Board                         George B. Loban, Co-Chair of the Board

  Richard H. Burgart                                            James J. Caturia

  Jerome R. Dempsey                                             Sever B. Knutson

  Roger R. Stearns



                 Executive Officers of FSF Financial Corporation
                              and First Federal fsb

  Donald A. Glas                                                George B. Loban
  Chief Executive Officer                                       President

  Richard H. Burgart
  Chief Financial Officer & Corporate Secretary

--------------------------------------------------------------------------------

  Corporate Counsel                                             Special Counsel
  Mackall Crounse & Moore                                       Malizia, Spidi & Fisch, P.C.
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


                                      FSF
         [LOGO]                    FINANCIAL
                                  CORPORATION
         ---------------------------------------------------------------
                       Financial Services Holding Company






201 Main Street South, Hutchinson, MN 55350-2573                    320-234-4500