Form 10-K, Exhibit 13
period 2000-09-30
FSF FINANCIAL CORP
filed 2000-12-11
CIK 924370

EXHIBIT 13

CORPORATE PROFILE AND STOCK MARKET INFORMATION
--------------------------------------------------------------------------------


Corporate Profile

FSF Financial Corp. (the "Corporation") is the holding company for First Federal fsb ("First Federal") and Insurance Planners. Insurance Planners is an independent property and casualty insurance agency located in Hutchinson,
Minnesota. Additionally, on November 17, 1998, the Corporation acquired Homeowners Mortgage Corporation ("HMC"), a mortgage banking company located in Vadnais Heights, Minnesota. As of June 1, 2000, HMC became an operating subsidiary of First Federal (the "Bank") following regulatory approval.

First Federal's business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make a variety of loans. Deposits with First Federal are insured by the Federal Deposit Insurance Corporation to applicable limits. At September 30, 2000, First Federal operated 11 retail-banking offices in Minnesota.

Stock Market Information

Since its issuance in October 1994, the Corporation's common stock has been traded on the Nasdaq National Market. The daily stock quotation for FSF Financial Corp. is listed in the Nasdaq National Market published in The Wall Street Journal, the St Paul Pioneer Press and Dispatch and other leading newspapers under the trading symbol of "FFHH". For a listing of the stock price as published by the Nasdaq statistical report, see "Selected Quarterly Financial Data."

The number of stockholders of record of common stock as of the record date of November 30, 2000, was approximately 444. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At November 30, 2000, there were 2,393,955 shares issued and outstanding.

The Corporation's ability to pay dividends to stockholders is dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form or (2) the regulatory capital requirements imposed by the OTS.


SELECTED FINANCIAL AND OTHER DATA FOR FSF FINANCIAL CORPORATION
-------------------------------------------------------------------------------------------------------------------


Financial Condition  (dollars in thousands)

----------------------------------------------------------------------------------------------------------------------
Year Ended September 30,                                   2000         1999         1998         1997         1996
----------------------------------------------------------------------------------------------------------------------
Total assets                                           $ 466,515    $ 418,094    $ 416,232    $ 388,135     $ 354,636
Loans held for sale                                        3,191        5,334        2,672          204           443
Loans receivable, net                                    341,813      278,290      280,603      260,390       216,727
Mortgage-backed securities                                26,986       27,587       36,418       38,539        38,557
Mortgage-backed securities available for sale             15,369       15,979       16,574       16,699        16,336
Debt securities                                           18,393       19,937       24,412       37,876        44,349
Debt securities available for sale                        12,728       12,794        3,010        1,000             -
Equity securities available for sale                      18,246       19,284       19,459       19,311        18,231
Cash and cash equivalents (1)                              8,482       19,265       22,597        6,135        11,756
Savings deposits                                         294,823      231,651      226,542      208,246       189,074
Other borrowings                                         127,500      140,967      144,177      133,817       114,693
Stockholders' equity                                      39,765       42,325       42,518       43,362        47,649

Summary of Operations  (dollars in thousands)

---------------------------------------------------------------------------------------------------------------------
Year Ended September 30,                                   2000         1999         1998         1997         1996
---------------------------------------------------------------------------------------------------------------------

Interest income                                         $ 32,877     $ 29,420     $ 29,981     $ 27,315     $ 23,244
Interest expense                                          19,753       18,198       18,499       16,346       13,609
Net interest income                                       13,124       11,222       11,482       10,969        9,635
Provision for loan losses                                    216          456          302          120           42
Non-interest income                                        4,825        5,259        2,269        1,510        1,354
Non-interest expense (2)                                  11,979       11,826        8,395        7,130        8,178
Net income (2)                                             3,504        2,505        3,030        3,124        1,668

Other Selected Data

----------------------------------------------------------------------------------------------------------------------
Year Ended September 30,                                   2000         1999         1998         1997         1996
----------------------------------------------------------------------------------------------------------------------

Return on average assets                                    0.81%        0.59%        0.74%        0.84%         0.69%
Return on average equity                                    8.54%        5.74%        6.94%        6.87%         4.25%
Average equity to average assets                            9.49%       10.26%       10.70%       12.25%        15.93%
Net interest rate spread (3)                                2.93%        2.39%        2.44%        2.54%         2.36%
Non-performing assets to total assets                       0.28%        0.13%        0.19%        0.15%         0.06%
Allowance for loan losses to total loans                    0.44%        0.48%        0.36%        0.33%         0.36%
Basic earnings per share                                 $  1.46      $  0.94      $  1.14      $  1.13       $  0.49
Diluted earnings per share                               $  1.43      $  0.90      $  1.05      $  1.04       $  0.47
Cash dividends declared per share                        $  0.50      $  0.50      $  0.50      $  0.50       $  0.50
Dividend payout ratio                                      34.40%       53.10%       44.80%       45.20%       105.40%

(1) Consists of cash due from banks, interest-bearing deposits and other investments with original maturities of less than three months.
(2) Includes a one time special assessment of $1,030,000 to recapitalize the SAIF for the year ended September 30, 1996.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of integrating newly acquired businesses, the ability to control costs and expenses and general economic conditions. FSF Financial Corp. undertakes no obligation to publicly release the results of any revisions to those forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

The Corporation does not engage in any active business. The earnings of the Corporation depend primarily on the Bank's net interest income, and to a lesser extent, income from its recently acquired wholly owned subsidiaries: Insurance Planners (June 1998) and Homeowners Mortgage (November 1998). Net interest income is affected by the interest rates that the Bank receives from its loans and investments and by the interest rates that the Bank must pay for its sources of funds. The difference between average rates of interest earned on assets and the average rate paid on liabilities is the "interest rate spread". When interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will produce net interest income.

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

Asset/Liability Management

The Bank, like other financial institutions, is vulnerable to changes in interest rates when interest-bearing liabilities mature differently than interest-earning assets. The lending activities of the Bank have emphasized the origination of loans, the majority of which have a repricing term that is substantially shorter than their amortization term and the source of funds has been deposits and borrowings. Having interest-earning assets that reprice more frequently than interest-bearing liabilities is generally beneficial to net interest income during periods of increasing interest rates, such an asset/liability mismatch is generally detrimental during periods of declining interest rates.

In an attempt to manage its exposure to changes in interest rates, management closely monitors interest rate risk. Management meets at least quarterly to review the interest rate risk position and projected profitability of the Bank. In addition, management reviews the Bank's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Bank's objectives in the most effective manner. The Board of Directors reviews, on a quarterly basis, the Bank's asset/liability position, including simulations of the effect of various interest rate scenarios on the Bank's capital.

Depending on the relationship between long-term and short-term interest rates, market conditions and consumer preferences, the Bank, may place more emphasis on managing net interest margin rather than matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can provide high enough returns to justify the increased exposure to sudden and unexpected changes in interest rates.

Management attempts to reduce the Bank's interest rate risk by the way it structures its assets and liabilities. The Bank sells all fixed rate residential mortgages and retains for its portfolio, residential mortgages with either adjustable interest rates or balloon provisions. These loans provide the Bank with a repricing time frame that is substantially shorter than the contractual term. During the 2000 fiscal year, the Bank originated $2.2 million of single family mortgage loans, which have initial fixed rates for terms of one to ten years and then adjust annually off a treasury index thereafter. The Bank also originated $3.0 million of single family mortgage loans that have a balloon payment due in three to seven years. Originations of construction and land development loans, which generally have a contractual maturity of two years or less, totaled $102.1 million. At September 30, 2000, $138.7 million of real estate mortgages were adjustable rate, balloon or construction and land development loans, representing 40.2% of total loans and 29.7% of total assets.

Interest rate sensitivity is the result of differences in the amounts and repricing dates of rate sensitive assets and rate sensitive liabilities. These differences, or interest rate repricing "GAP," provide an indication of the extent to which the net interest income is affected by future changes in interest rates. A GAP is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities. A GAP is considered negative when the amount of interest rate sensitive liabilities exceed interest rate sensitive assets. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. Conversely, during a period of rising interest rates, a negative GAP would tend to result in a decrease in net interest income, while a positive GAP would tend to result in an increase in net interest income.

The table that follows sets forth the amounts of interest-earning assets and interest-bearing liabilities at September 30, 2000, which are expected to reprice or mature in each of the future time periods shown.

Analysis of Repricing Mechanisms

                                                               Over One     Over Five
                                                   Within       to Five       to Ten       Over Ten
                                                  One Year       Years        Years         Years         Total
                                                ------------- ------------ ------------- ------------- ------------
                                                                      (Dollars in Thousands)
Interest-earning assets:
   Mortgage loans                                   $ 86,933     $ 89,234      $ 33,483      $ 29,500     $239,150
   Other loans                                        65,337       68,726         8,214         2,687      144,964
   Investment securities                              31,745       21,351         2,016        45,092      100,204
                                                ------------- ------------ ------------- ------------- ------------
Total interest-earning assets                        184,015      179,311        43,713        77,279      484,318
                                                ------------- ------------ ------------- ------------- ------------

Interest-bearing liabilities:
   Non-interest bearing deposits                      17,294            -             -             -       17,294
   NOW and Super now accounts                         14,744        3,459             -             -       18,203
   Savings accounts                                   71,277        8,810             -             -       80,087
   Money market deposit accounts                       1,306          161             -             -        1,467
   Certificates                                      133,762       41,607         2,403             -      177,772
   Other borrowed money                               35,000       25,500        67,000             -      127,500
                                                ------------- ------------ ------------- ------------- ------------
Total interest-bearing liabilities                   273,383       79,537        69,403             -      422,323
                                                ------------- ------------ ------------- ------------- ------------

Interest sensitivity gap                          $  (89,368)    $ 99,774    $  (25,690)     $ 77,279     $ 61,995
                                                ============= ============ ============= ============= ============

Cumulative interest sensitivity gap               $  (89,368)    $ 10,406    $  (15,284)     $ 61,995
                                                ============= ============ ============= =============

Cumulative ratio of interest-earning assets
   to interest-bearing liabilities                      0.67%        1.03%         0.96%         1.15%
                                                ============= ============ ============= =============

Cumulative ratio of cumulative interest
   sensitivity gap to total assets.                   -19.16%        2.23%        -3.28%        13.29%
                                                ============= ============ ============= =============


The table on the preceding page indicates the time periods in which interest-earning assets and interest- bearing liabilities will mature or reprice in accordance with their contractual terms. The following assumptions have been used in calculating the values in the table: adjustable rate and balloon loans have a constant prepayment rate of 6.0%, mortgages held for sale are all set to reprice in three years or less, while remaining mortgages have prepayment rates ranging from 4.0% to 10.0%. Consumer loans have a prepayment rate that is constant over time at 19.0%, NOW checking, core savings deposits and money market deposits have an increasing decay ranging from 6.0% to 30.0%. Management utilizes its own assumptions and feels that these assumptions provide a reasonable estimate of actual experience.

Certain shortcomings are inherent in the method of analysis presented in the previous table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis over the life of the assets. Further, in the event of a change in interest rate, prepayment levels and decay rates on core deposits may deviate significantly from those assumed in calculating the table.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in market prices and rates. The Bank's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Bank's net interest income or the economic value of its portfolio of assets, liabilities and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Bank's primary market risk exposures and how those exposures are managed in fiscal 2000 have changed when compared to fiscal 1999. Market risk limits have been established by the Board of Directors based on the Bank's tolerance for risk.

The Bank primarily relies on its Net Portfolio Value Model ("Model") to measure its susceptibility to interest rate changes. Net portfolio value ("NPV") is defined as the present value of expected cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus or minus the present value of net expected cash flows from existing off-balance sheet contracts. The Bank does not currently own any derivative financial instruments whose values are determined from underlying instruments or market indices and whose notional or contractual amounts would not be recognized in the financial statements. The Model estimates the current economic value of each type of asset, liability and off-balance sheet contract after various assumed instantaneous, parallel shifts in the Treasury yield curve both upward and downward.

The NPV Model uses an option based pricing approach to value one to four family mortgages, mortgages serviced by others and firm commitments to buy, sell or originate mortgages. This approach makes use of an interest rate simulation program to generate numerous random interest rate paths that, in conjunction with a prepayment model, are used to estimate mortgage cash flows. Prepayment options and interest rate caps and floors contained in mortgages and mortgage related securities introduce significant uncertainty in estimating the timing of cash flows for these instruments that warrants the use of this sophisticated methodology. All other financial instruments are valued using a static discounted cash flow method. Under this approach, the present value is determined by discounting the cash flows the instrument is expected to generate by the yields currently available to investors from an instrument of comparable risk and duration.

The following table sets forth the present value estimates of the Bank at September 30, 2000, as calculated by its NPV Model. The table shows the NPV of the Bank under rate shock scenarios of -300 to +300 basis points in increments of 100 basis points. As market rates increase, the market value of the Bank's large portfolio of mortgage loans and securities declines significantly and prepayments are slow. As rates decrease, the market value of mortgage loans and securities increase only modestly due to prepayment risk, periodic rate caps and other embedded options. Actual changes in market value will differ from
estimated   changes   set  forth  in  this  table  due  to  various   risks  and
uncertainties.


    Changes in Interest                       Net Portfolio Change                       NPV as % of Assets
     Rates in Basis               ---------------------------------------------    -------------------------------
    Points (Rate Shock)            $ Amount        $ Change         Change %        NPV Ratio          Change
                                  ------------    ------------    -------------    ------------    ---------------
                                             (Dollars in thousands)

          +300 bp                  $ 30,721        $(6,268)          (16.47) %          6.72 %         (120)bp
          +200 bp                    32,697         (4,292)          (11.28)            7.11            (81)bp
          +100 bp                    34,782         (2,207)           (5.80)            7.50            (42)bp
             0 bp                    36,989              -                -             7.92              -
          -100 bp                    39,336           2,347             6.17            8.36             44 bp
          -200 bp                    41,841           4,852            12.75            8.82             90 bp
          -300 bp                    44,528           7,539            19.81            9.31            139 bp

This table shows that the Bank's economic value of equity would decrease with rising interest rates while increasing with falling interest rates. However, computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan repayments and deposit runoffs, and may not be indicative of actual results. The computations do not reflect any actions that the Bank may undertake in response to changes in interest rates, because management cannot always predict future interest rates or their effect on the Bank. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market area interest rates. Additionally, certain assets, such as adjustable rate loans have features that restrict changes in interest rates during the initial term and over the remaining life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable rate debt may decrease in the event of an interest rate increase.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Corporation for the periods indicated. For each category of interest-earning assets and interest- bearing liabilities, information is provided on changes attributable to (1) changes in volume (changes in average volume multiplied by old rate), (2) changes in rates
(changes in rate multiplied by old average volume) and (3) total changes in rate/volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                 Increase (Decrease) Due To
                                        -----------------------------------------
                                            Rate     Volume  Rate/Volume   Total
                                        ---------   -------- ----------- --------
                                                     (In Thousands)
Year Ended September 30, 2000 vs 1999:
Interest income:
   Loans Receivable                      $ 1,228    $ 2,824    $   184    $ 4,236
   Mortgage-backed securities                545       (161)       (34)       350
   Investment securities                     519     (1,469)      (179)    (1,129)
                                         -------    -------    -------    -------
      Total change in interest income      2,292      1,194        (29)     3,457

Interest expense:
   Savings accounts                          622        691         62      1,375
   FHLB Borrowings                           616       (405)       (31)       180
                                         -------    -------    -------    -------
      Total change in interest expense     1,238        286         31      1,555
                                         -------    -------    -------    -------
Net change in net interest income        $ 1,054    $   908    $   (60)   $ 1,902
                                         =======    =======    =======    =======

Year Ended September 30, 1999 vs 1998:
Interest income:
   Loans Receivable                      $  (488)   $  (165)   $     2    $  (651)
   Mortgage-backed securities               (279)      (454)        45       (688)
   Investment securities                    (319)     1,210       (113)       778
                                         -------    -------    -------    -------
      Total change in interest income     (1,086)       591        (66)      (561)

Interest expense:
   Savings accounts                         (611)       796        (34)       151
   FHLB Borrowings                          (460)        18        (10)      (452)
                                         -------    -------    -------    -------
      Total change in interest expense    (1,071)       814        (44)      (301)
                                         -------    -------    -------    -------
Net change in net interest income        $   (15)   $  (223)   $   (22)   $  (260)
                                         =======    =======    =======    =======

Average Balances

The following table sets forth information relating to the Corporation's average yield on assets and average cost of liabilities for the periods indicated. The yields and costs are computed by dividing income or expense by the average balance of interest-earning assets and interest-bearing liabilities, respectively, for the periods indicated. Average balances are derived from month end balances. Management does not believe that the use of month-end balances has caused any material difference in the information presented.

                                                                       Years Ended September 30,
                                           --------------------------------------------------------------------------------------
                                               2000                           1999                         1998
                                           ---------------------------------------------------------------------- ----------------
                                                                Average                         Average                     Average
                                             Average  Income/    Yield/     Average    Income/   Yield/   Average  Income/  Yield/
                                             Balance  Expense     Cost      Balance    Expense    Cost    Balance  Expense   Cost
                                           ---------------------------------------------------------------------- --------- -------
Interest-Earning Assets                      (in thousands)                     (in thousands)               (In thousands)
   Loans receivable (1)                    $ 308,721 $  27,097   8.78%     $ 274,676  $  22,861   8.32% $ 276,730  $23,512   8.50%
   Mortgage-backed securities                 43,224     2,668   6.17%        46,398      2,318   5.00%    54,657    3,006   5.50%
   Investment securities (2)                  57,508     3,112   5.41%        87,987      4,241   4.82%    65,238    3,463   5.31%
                                           --------------------        -------------------------        --------- ---------
      Total interest-earning assets          409,453    32,877   8.03%       409,061     29,420   7.19%   396,625   29,981   7.56%
                                           --------------------        -------------------------        --------- ---------

Interest-Bearing Liabilities
   NOW and money market accounts           $  33,727       259   0.77%     $  31,670        289   0.91% $  28,626      407   1.42%
   Passbook savings                           73,422     3,110   4.24%        58,463      1,896   3.24%    50,699    1,690   3.33%
   Certificates of deposit                   141,686     8,239   5.81%       142,811      8,048   5.64%   136,407    7,985   5.85%
                                           --------------------        -------------------------        --------- ---------
      Total deposits                         248,835    11,608   4.66%       232,944     10,233   4.39%   215,732   10,082   4.67%
   FHLB advances and other borrowed funds    138,213     8,145   5.89%       145,690      7,965   5.47%   145,459    8,417   5.79%
                                           --------------------        -------------------------        --------- ---------
      Total interest-bearing liabilities     387,048    19,753   5.10%       378,634     18,198   4.81%   361,191   18,499   5.12%
                                           --------------------        -------------------------        --------- ---------
Net Interest Income                                  $  13,124                        $  11,222                    $11,482
                                                     ==========                      ===========                   ========
Net Interest Rate Spread  (3)                                    2.93%                            2.39%                      2.44%
Net Interest Rate Margin  (4)                                    3.21%                            2.74%                      2.89%
Ratio of average interest-earning assets
  to average interest-bearing liabilities      1.06x                           1.10x                        1.11x
                                           ==========                  ==============                   ==========

(1)  Average balances include non-accrual loans and loans held for sale.
(2)  Includes interest-bearing deposits in other financial institutions.
(3) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest rate margin represents net interest income as a percentage of average interest-earning assets.

Changes in Financial Condition

General
Total assets increased from $418.1 million at September 30, 1999, to $466.5 million at September 30, 2000, an increase of $48.4 million or 11.6%. The Bank and HMC continued to experience good demand for loans and supplemented the internal loan originations ($262.7 million) with purchases of other loans ($32.4 million) that met the interest rate risk and credit risk criteria established by management.

Securities Available for Sale
Equity securities decreased by $1.0 million due to the sale of excess FHLB stock. Mortgage-backed and related securities available for sale decreased by $610,000 during the 2000 fiscal year as a result of a reduction in market value. Debt securities available for sale decreased $66,000, also due to a reduction in market value. The net unrealized losses on securities available for sale increased from $1.3 million at September 30, 1999, to $1.8 million at September 30, 2000. This increase was primarily due to the market rate of interest increasing compared to the contractual rate of interest.

Securities Held to Maturity
Debt securities held to maturity decreased from $19.9 million to $18.4 million at September 30, 2000, due to maturities. Mortgage-backed securities held to maturity decreased from $27.6 million to $27.0 million during fiscal 2000, due to principal repayments. The net unrealized losses on securities held to maturity increased from $2.2 million at September 30, 1999, to $3.3 million at September 30, 2000. These increases were primarily due to the market rate of interest increasing compared to the contractual rate.

Loans Held for Sale
Net loans held for sale decreased from $5.3 million at September 30, 1999, to $3.2 million at September 30, 2000. The Bank and HMC had firm commitments to sell these loans held for sale that were closed by September 30, 2000.

Loans Receivable
Net loans receivable increased from $278.3 million at September 30, 1999, to $341.8 million at September 30, 2000, primarily due to an increase in originations of construction and consumer loans. This increase of $63.5 million, or 22.8%, was comprised of a decline in one to four family loans of $17.7 million. This was partially offset by increases in other real estate mortgages ($14.3 million), net construction loans ($38.8 million), consumer and home equity loans ($28.7 million) and agricultural loans ($10.4 million).

The composition of the loans originated was indicative of the change in the Corporation's loan portfolio. During the last five years, one to four family residential mortgages decreased from 64.7% of all loans to 26.3%. The interest rate risk profile of residential mortgages causes the Bank to sell the majority of such loans in the secondary market. The diversification of the loan portfolio had a positive impact on the average yield, which increased to 8.78% for the year ended September 30, 2000, as compared to 8.32% in the prior year. See "Average Balances".

Deposits
Total deposits increased by $63.2 million, or 27.3% during the 2000 fiscal year. The increase in deposits was attributed to an increase in savings accounts ($14.5 million), an increase in demand deposits ($4.0 million) and a decrease in certificates of deposit ($44.6 million). The increase in total deposits was accompanied by an increase in the weighted average cost of funds from 4.39% to 4.66% for the years ended September 30, 1999 and 2000, respectively. The increase in cost is primarily attributable to the change in the composition of deposits.

Borrowings
In addition to growth in deposits, borrowings may be utilized to fund the growth in assets. Management utilizes a least cost at the margin approach to fund assets. As a result, borrowings are utilized as a funding source when it provides the least cost at the margin. FHLB advances are used to fund lending and investment activities, withdrawals from deposit accounts and other ordinary business activity. Borrowings decreased by $13.5 million dollars during fiscal 2000 due to principal payments. The Bank was able to fund lending and investments with loan repayments and deposit growth.

Stockholders' Equity
At September 30, 2000, total stockholders' equity decreased $2.5 million to $39.8 million from $42.3 million at September 30, 1999. The decrease was primarily due to stock repurchases of approximately 400,000 shares at an aggregate cost of $4.9 million ($12.34 average price per share), a $458,000 loss in accumulated other comprehensive income and dividends paid of $1.2 million. Such decreases in stockholders' equity were offset by net income of $3.5 million for the period.

Accumulated other comprehensive income decreased as a result of changes in the net unrealized (loss) on the available for sale securities due to fluctuations in interest rates. Pursuant to generally accepted accounting principles, securities available for sale are recorded at current market value and net unrealized gains or losses on such securities are excluded from current earnings and reported net of income taxes, as part of comprehensive income, until realized. Because of interest rate volatility, the Corporation's accumulated other comprehensive income could materially fluctuate for each interim period and year-end. The decrease in market value of the investment securities available for sale is considered temporary in nature and will not affect the Corporation's net income until the securities are sold.

Comparison of Years Ended September 30, 2000 and 1999

Net Income
Net income increased to $3.5 million for the year ended September 30, 2000, from $2.5 million for the year ended September 30, 1999. The increase was primarily due to an increase in net interest income of $1.9 million.

Interest Income
Total interest income increased $3.5 million to $32.9 million for the year ended September 30, 2000, from $29.4 million for the year ended September 30, 1999. Interest income on loans increased by $4.2 million from $22.9 million for the year ended September 30, 1999, to $27.1 million for the year ended September 30, 2000. This was a result of a $34.0 million increase in the average balance of loans receivable from $274.7 million at September 30, 1999, to $308.7 million at September 30, 2000. Furthermore, the average yield increased from 8.32% at September 30, 1999, to 8.77% at September 30, 2000. Interest income on mortgage-backed securities increased from $2.3 million for the year ended September 30, 1999, to $2.7 million for the year ended September 30, 2000. The increase was primarily the result of an increase in average rate from 5.00% for the 1999 fiscal year to 6.17% for the 2000 fiscal year. The average balance of investment securities decreased by $30.5 million during the fiscal year and the yield increased from 4.82% to 5.41%. The yield on interest-earning assets increased from 7.19% for the year ended September 30, 1999, to 8.03% for the year ended September 30, 2000. Interest income increased by $1.2 million as a result of increased volume during the year while the changes in rates caused interest income to increase by $2.3 million and the rate/volume change decreased interest income by $29,000.

Interest Expense
Total interest expense increased to $19.8 million for 2000 the 2000 fiscal year from $18.2 million for the 1999 fiscal year, as the average balance of total interest-bearing liabilities and the average cost of funds increased. The increased cost of deposits attendant to the growth of balances was approximately $691,000, while the increase associated with a change in interest rates was approximately $622,000. The cost associated with interest-bearing deposits increased from 4.39% for the year ended September 30, 1999, to 4.66% for the same period ended September 30, 2000. The cost associated with borrowed funds increased to 5.89% for fiscal 2000 compared to 5.47% for fiscal 1999. $616,000 of the increase in the cost of borrowed funds was a result of increases in rates, while increased volumes reduced interest expense by $405,000, and $31,000 of the decrease was rate/volume related.

Net Interest Income
Net interest income increased $1.9 million during the 2000 fiscal year. Changes in interest rates caused an increase in net interest income of $1.1 million. Volumes accounted for an increase in net interest income of $908,000 while rate/volume differences decreased $60,000.

Provision For Loan Losses
The allowance for losses on loans is maintained at a level which is considered by management to be adequate to absorb probable losses on existing loans that may become uncollectible based on an evaluation of the collectibility, prior loss experience and market conditions. The evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay. The allowance for loan losses is established through a provision for loan losses charged to expense.

The Bank's loan loss provision decreased from $456,000 for the year ended September 30, 1999, to $216,000 for the year ended September 30, 2000. The
Bank's allowance for loan losses was $1.5 million at September 30, 2000. The allowance for loan losses represents 0.44% of total loans outstanding and 1.17% of total non-performing assets. While the Bank maintains its allowance for loan losses at a level which it considers to be adequate, there can be no assurance that further additions will not be made to the loss allowances or that such losses will not exceed the estimated amounts.

Non-interest Income
Total non-interest income decreased by $434,000 to $4.8 million for the year ended September 30, 2000, from $5.3 million for the year ended September 30, 1999. HMC was acquired on November 17, 1998, and as a result, the consolidated statements of income reflect twelve full months of income and expense for HMC in fiscal 2000 but only ten and a half months of income and expense for fiscal 1999. Gains on loans sold decreased from $2.3 million for fiscal year 1999 to $1.2 million for fiscal year 2000 and other service charges and fees decreased from $801,000 for the year ended September 30, 1999, to $765,000 for the year ended September 30, 2000, primarily due to rising interest rates that slowed down the purchase and refinance markets. Continued increases in interest rates could affect the ability to generate new loans. Service charges on deposit accounts increased $294,000 during the periods compared, due to a combination of an increase in the number of accounts affected and an increase in the fees associated with deposit accounts.

Non-interest Expense
Total non-interest expense increased 1.7% to $12.0 million for the year ended September 30, 2000, from $11.8 million for the year ended September 30, 1999. Compensation and benefits decreased $158,000 from $7.4 million for fiscal 1999 to $7.2 million for fiscal 2000. Occupancy and equipment expense increased $93,000, while deposit insurance premiums decreased $63,000. Professional fees increased from $276,000 for fiscal year 1999 to $378,000 for fiscal year 2000. Data processing increased $45,000 to $689,000 for the period ended September 30, 2000, due to processing expense associated with increased delivery of electronic services to customers, the introduction of agricultural lending and the expansion of commercial lending. Goodwill amortization during the year was $91,000 for HMC and $27,000 for the Agency.

Income Tax Expense
Income tax expense increased to $2.3 million for the year ended September 30, 2000, from $1.7 million for the year ended September 30, 1999. The increase was primarily due to a gain in pre-tax income of $1.6 million.

Comparison of Years Ended September 30, 1999 and 1998

Net Income
Net income decreased to $2.5 million for the year ended September 30, 1999, from $3.0 million for the year ended September 30, 1998. The decrease was primarily due to an increase in non-interest expense and non-interest income, the majority of which was attributable to the acquisition of the Agency and HMC.

Interest Income
Total interest income decreased $561,000 to $29.4 million for the year ended September 30, 1999, from $30.0 million for the year ended September 30, 1998. Interest income on loans decreased by $651,000 from $23.5 million for the year ended September 30, 1998, to $22.9 million for the year ended September 30, 1999, as a result of a $2.0 million decrease in the average balance of loans receivable from $276.7 million at September 30, 1998, to $274.7 million at September 30, 1999. Furthermore, the average yield decreased from 8.50% at September 30, 1998, to 8.32% at September 30, 1999. Interest income on mortgage-backed securities decreased from $3.0 million for the year ended September 30, 1998, to $2.3 million for the year ended September 30, 1999. The decrease was primarily the result of a decrease in average rate from 5.50% for the 1998 fiscal year to 5.00% for the 1999 fiscal year and a decrease in the average balance of $8.3 million. The average balance of investment securities increased by $22.7 million during the fiscal year and the yield decreased from 5.31% to 4.82% The decrease in yield for investment securities was primarily impacted by maturities and the exercise of call options by issuers. The yield on interest earning assets decreased from 7.56% for the year ended September 30, 1998, to 7.19% for the year ended September 30, 1999. Interest income increased by $591,000 as a result of increased volume during the year while the changes in rates caused interest income to decrease by $1.1 million and the rate/volume change decreased interest income by $66,000.

Interest Expense
Total interest expense decreased to $18.2 million during 1999 from $18.5 million in 1998 as the average balance of total interest bearing liabilities increased and the average cost of funds decreased. The increased cost of deposits attendant to the growth of balances was approximately $796,000 while the decrease associated with a change in interest rates was approximately $611,000. The cost associated with interest bearing deposits decreased from 4.67% for the year ended September 30, 1998, to 4.39% for the same period ended September 30, 1999. The cost associated with borrowed funds decreased to 5.47% for fiscal 1999 compared to 5.79% for fiscal 1998. $460,000 of the decrease in the cost of borrowed funds was a result of decreases in rates, while increased volumes added $18,000 in interest expense and $10,000 of the decrease was rate/volume related.

Net Interest Income
Net interest income decreased $260,000. Changes in interest rates caused a decrease in net interest income of $15,000, volumes accounted for a decrease in net interest income of $223,000 and rate/volume differences decreased $22,000.

Provision For Loan Losses
The allowance for losses on loans is maintained at a level which is considered by management to be adequate to absorb probable losses on existing loans that may become uncollectible based on an evaluation of the collectibility, prior loss experience and market conditions. The evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay. The allowance for loan losses is established through a provision for loan losses charged to expense.

The Bank's loan loss provision increased from $302,000 for the year ended September 30, 1998, to $456,000 for the year ended September 30, 1999, due to the change in composition of the loan portfolio. The Bank's allowance for loan losses was $1,387,000 at September 30, 1999. The allowance for loan losses represents 0.48% of total loans outstanding and 252.2% of total non-performing assets. While the Bank maintains its allowance for loan losses at a level which it considers to be adequate, there can be no assurance that further additions will not be made to the loss allowances or that such losses will not exceed the estimated amounts.

Non-interest Income
Non-interest income and non-interest expense were impacted by acquisitions in two ways: (1) only 4 months of income and expense for the Agency were included in fiscal 1998 and (2) 10 1/2 months of income and expense for HMC are included in fiscal 1999, that were not present in 1998. Total non-interest income increased by $3.0 million to $5.3 million for the year ended September 30, 1999, from $2.3 million for the year ended September 30, 1998. The Agency and HMC accounted for approximately $2.7 million of the increase. Gains on loans sold increased from $360,000 in the 1998 fiscal year to $2.3 million in the 1999 fiscal year. The gains are a result of fixed rate mortgages that were sold in the secondary market because they do not fit the interest rate risk profile of the Bank and also the addition of HMC. Other service charges and fees increased from $457,000 for the year ended September 30, 1998, to $801,000 for the year ended September 30, 1999. Service charges on deposit accounts increased $146,000 during the periods compared as a result of an increase in the number of accounts affected, and to a lesser degree, by an increase in the fees associated with deposit accounts. Commission income increased from $543,000 for the year ended September 30, 1998, to $946,000 for the year ended September 30, 1999. $381,000 of the increase was a result of having the Agency for a full year.

Non-interest Expense
Total non-interest expense increased to $11.8 million for the year ended September 30, 1999, from $8.4 million for the year ended September 30, 1998, or 40.5%. The Agency and HMC accounted for approximately $2.6 million of this increase. Compensation and benefits increased from $5.4 million to $7.4 million or 37.0%, due to the acquisition of HMC ($1.6 million), a full year's expense for the Agency ($278,000) and merit increases, which averaged 4.5%. Occupancy and equipment expense increased $467,000, and deposit insurance premiums increased $3,000. Professional fees increased from $258,000 for fiscal year 1998 to $276,000 for fiscal year 1999. Data processing increased $152,000 to $644,000 for the period ended September 30, 1999, due to processing expense associated with increased delivery of electronic services to customers, the introduction of agricultural lending and the expansion of commercial lending and to a lesser extent, as a result of the costs associated with the Corporation's Year 2000 compliance program. Goodwill amortization during the year was $79,000 for HMC and $26,000 for the Agency.

Income Tax Expense
Income tax expense decreased to $1.7 million for the year ended September 30, 1999, from $2.0 million for the year ended September 30, 1998. The decrease was primarily due to a reduction in pre-tax income of $855,000.

Liquidity and Capital Resources

The liquidity of a Corporation reflects its ability to provide funds to meet loan requests, accommodate possible outflows in deposits and take advantage of interest rate market opportunities. Funding of loan requests, providing for liability outflows and management of interest rate fluctuations require a continuous analysis in order to match the maturities of specific categories of short term loans and investments with specific types of deposits and borrowings. The Corporation's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The primary sources of cash are net income and cash derived from investing activities.

Operating activities provided cash of $6.9 million, $7.0 million and $1.3 million during the years ended September 30, 2000, 1999 and 1998, respectively. In fiscal 1998 and 1997, the cash flow in operating activities was primarily influenced by the changes in accrued liabilities associated with the accrual of the SAIF special assessment in fiscal 1997, which was paid out in fiscal 1998. In fiscal 2000, the cash flow in operating activities was influenced primarily by the change in loans held for sale and other liabilities.

Investing activities used $61.0 million, $2.4 million and $8.0 million during the years ended September 30, 2000, 1999 and 1998. The primary activity of the Bank is originating and purchasing loans and purchasing investment and mortgage-backed securities. The primary activity of HMC is originating and selling loans in the secondary mortgage market. During the years ended September 30, 2000, 1999 and 1998, the Corporation originated loans in the amount of $262.7 million ($72.9 million were originated by HMC), $260.7 million and $147.6 million. The net loan originations and principal payments on loans used $32.3 million in 2000, while providing $40.0 million and using $9.9 million in 1999 and 1998, respectively. The increase in 1999 was a result of prepayment on mortgage loans refinancing elsewhere. The purchases of loans used $32.4 million, $40.9 million and $10.8 million in fiscal year 2000, 1999 and 1998, and were largely comprised of commercial business loans that represented participation interest with other financial institutions. The Bank also sold a participation in a non-residential loan in fiscal year 2000 for $851,000. Purchases of investment and mortgage-backed securities held to maturity used $1.2 million in 1999. Maturities, principal payments and the exercise of call provisions by the issuers of such securities provided $2.2 million, $14.5 million and $15.6 million for the years ended September 30, 2000, 1999 and 1998. Purchases of investment securities available for sale used $50,000, $13.0 million and $3.7 million. Maturities and the exercise of call provision by the issuers of such securities provided $0, $3.0 million and $1.0 million for the years ended September 30, 2000, 1999 and 1998. Other investment activities included sale of REO property, purchase of equipment and property improvements and the net cash acquisition of HMC. For the fiscal year 1999, the Bank acquired corporate owned insurance policies in the amount of $5.5 million.

For the year ended September 30, 2000, $63.2 million in cash was provided as a result of an increase in deposits and $13.5 million in cash was paid on FHLB advances. The purchase of treasury stock and dividends on common stock used $5.0 million and $1.2 million, respectively. During the fiscal year ended September 30, 1999, $5.1 million in cash was provided as a result of an increase in deposits and $3.2 million was used to pay off borrowings. The purchase of treasury stock used $2.9 million and dividends on common stock used $1.3 million during the 1999 fiscal year. Basic and diluted earnings per share for the year ended September 30, 2000, were $1.46 and $1.43, correspondingly. A portion of the earnings per share was a result of the purchase of treasury stock during the fiscal year. Financing activities provided $43.4 million during the year ended September 30, 2000. Those same activities used $7.9 million during the year ended September 30, 1999, and provided $23.2 million in cash during the year ended September 30, 1998. Financing activities in the foreseeable future are expected to primarily include changes in deposits and advances from FHLB of Des Moines, and to a lesser extent, the repurchase of treasury shares and the payment of dividends. See Consolidated Statements of Cash Flow for FSF Financial Corp. and Subsidiary.

The Bank's liquidity is a measure of its ability to fund loans, pay withdrawals of deposits and other cash outflows in an efficient and cost effective manner. The Bank's primary sources of funds are deposits and scheduled amortization and prepayments of loans and mortgage-backed security principal. During the past several years, the Bank has used such funds primarily to fund maturing time deposits, to pay savings withdrawals, to fund lending commitments, to purchase new investments and to increase liquidity. The Bank funds its operations internally and as needed with borrowed funds from the FHLB. As of September 30, 2000, such borrowed funds totaled $127.5 million. While loan repayments, maturing investments and mortgage-backed securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed security prepayments are greatly influenced by general interest rates, economic conditions and competition.

The Bank is mandated under federal regulations to maintain certain specified levels of "liquid investments," which include certain United States Government obligations and other approved investments. In December of 1997, the OTS reduced the requirement for banks to maintain liquid assets at, from 5.0% to not less than 4.0% of its net withdrawable accounts plus short term borrowings. The Bank's regulatory liquidity was 9.03%, 13.3% and 6.05% at September 30, 2000, 1999 and 1998, respectively. The options from the previous method were used in the current period, which are more restrictive.

The amount of certificate accounts that are scheduled to mature during the twelve months ending September 30, 2001, is approximately $133.8 million. To the extent that these deposits do not remain at the Bank upon maturity, the Bank believes that it can replace these funds with deposits, current excess liquidity and FHLB advances or outside borrowings. It has been the Bank's experience that substantial portions of such maturing deposits remain at the Bank.

At September 30, 2000, the Bank and HMC had commitments to extend credit of $38.1 million. Funds required to fill these commitments are derived primarily from FHLB borrowings, current excess liquidity, deposit inflows, loan sales or loan and security repayments.

OTS regulations require the Bank to maintain core capital of 4.0% of assets, of which 2.0% must be tangible equity capital, excluding goodwill. The Bank is also required to maintain risk-based capital equal to 8.0% of total risk-based assets. The Bank's regulatory capital exceeded its tangible equity, tier 1 (risk- based), tier 1 (core) and risk-based capital requirements by 6.2%, 3.7%, 6.9% and 2.9%, respectively.

The Bank's risk-based capital decreased from $37.6 million to $36.1 million during the year ended September 30, 2000. This was primarily due to the $6.0 million dividend paid by the Bank to the Corporation less the Bank's earnings of $3.9 million and the Corporation's non-cash capital contribution transfering HMC to the Bank of $1.1 million.

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

Impact of Inflation and Changing Prices

The financial statements and related data have been prepared in accordance with generally accepted accounting principles. These require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------





To the Board of Directors and Stockholders
FSF Financial Corp. and Subsidiaries
Hutchinson, MN  55350

We have audited the accompanying consolidated statements of financial condition of FSF Financial Corp. and Subsidiaries (the Corporation) as of September 30, 2000, and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended September 30, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FSF Financial Corp. and Subsidiaries as of September 30, 2000, and 1999, and the consolidated results of their operations and their cash flows for each of the fiscal years in the three-year period ended September 30, 2000, in conformity with generally accepted accounting principles.





/s/Bertram Cooper & Co., LLP

Bertram Cooper & Co., LLP
Waseca, Minnesota
October 25, 2000


FSF FINANCIAL CORP. AND SUBSIDIARIES
------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------

                                                                                                 September 30,
                                                                                    ------------------------------------
                                                                                             2000              1999
                                                                                    ------------------------------------
                                     ASSETS
                                     ------
Cash and cash equivalents                                                                  $    8,482       $    19,265
Securities available for sale, at fair value:
   Equity securities                                                                           18,246            19,284
   Mortgage-backed and related securities                                                      15,369            15,979
   Debt securities                                                                             12,728            12,794
Securities held to maturity, at amortized cost:
   Debt securities (Fair value of $16,974 and $18,999)                                         18,393            19,937
   Mortgage-backed and related securities (Fair value of $25,145 and $26,338)                  26,986            27,587
Loans held for sale                                                                             3,191             5,334
Loan receivable, net                                                                          341,813           278,290
Foreclosed real estate                                                                            321               323
Accrued interest receivable                                                                     4,432             3,328
Premises and equipment                                                                          5,514             5,314
Other assets                                                                                   11,040            10,659
                                                                                    ------------------------------------
          Total Assets                                                                    $   466,515       $   418,094
                                                                                    ====================================

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
Liabilities:
     Demand deposits                                                                      $    36,964       $    32,952
     Savings accounts                                                                          80,087            65,554
     Certificates of deposit                                                                  177,772           133,145
                                                                                    ------------------------------------
          Total deposits                                                                      294,823           231,651
     Federal Home Loan Bank borrowings                                                        127,500           140,967
     Advances from borrowers for taxes and insurance                                              658               669
     Other liabilities                                                                          3,769             2,482
                                                                                    ------------------------------------
          Total liabilities                                                                   426,750           375,769

Stockholders' equity:
     Serial preferred stock, no par value 5,000,000 shares
          authorized, no shares issued
                                                                                                    -                 -
     Common stock, $.10 par value 10,000,000 shares authorized,
          4,501,277 and 4,501,277 shares issued                                                   450               450
     Additional paid in capital                                                                43,391            43,292
     Retained earnings, substantially restricted                                               28,925            26,627
     Treasury stock at cost (2,094,822 and 1,695,390 shares)                                  (29,504)          (24,575)
     Unearned ESOP shares at cost (126,823 and 162,798 shares)                                 (1,268)           (1,628)
     Unearned MSP stock grants at cost (42,964 and 49,825 shares)                                (458)             (528)
     Accumulated other comprehensive (loss)                                                    (1,771)           (1,313)
                                                                                    ------------------------------------
          Total stockholders' equity                                                           39,765            42,325
                                                                                    ------------------------------------
          Total Liabilities and Stockholders' Equity                                      $   466,515       $   418,094
                                                                                    ====================================

         The accompanying notes are an integral part of these statements

FSF FINANCIAL CORP. AND SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS)
-------------------------------------------------------------------------------------------------------------------
                                                                                 Years Ended September 30,
                                                                         -------------------------------------------
                                                                                 2000           1999          1998
                                                                         -------------------------------------------
Interest income:
     Loans receivable                                                        $  27,097      $  22,861     $  23,512
     Mortgage-backed and related securities                                      2,668          2,318         3,006
     Investment securities                                                       3,112          4,241         3,463
                                                                         -------------------------------------------
          Total interest income                                                 32,877         29,420        29,981
                                                                         -------------------------------------------
Interest expense:
     Deposits                                                                   11,608         10,233        10,082
     Borrowed funds                                                              8,145          7,965         8,417
                                                                         -------------------------------------------
          Total interest expense                                                19,753         18,198        18,499
                                                                         -------------------------------------------
          Net interest income                                                   13,124         11,222        11,482
     Provision for loan losses                                                     216            456           302
                                                                         -------------------------------------------
          Net interest income after provision for loan losses                   12,908         10,766        11,180
                                                                         -------------------------------------------
Non-interest income:
     Gain (loss) on loans - net                                                  1,197          2,341           360
     Other service charges and fees                                                765            801           457
     Service charges on deposit accounts                                         1,262            968           822
     Commission income                                                           1,108            946           543
     Other                                                                         493            203            87
                                                                         -------------------------------------------
          Total non-interest income                                              4,825          5,259         2,269
                                                                         -------------------------------------------
Non-interest expense:
     Compensation and benefits                                                   7,232          7,390         5,393
     Occupancy and equipment                                                     1,406          1,313           846
     Deposit insurance premiums                                                     71            134           131
     Data processing                                                               689            644           492
     Professional fees                                                             378            276           258
     Other                                                                       2,203          2,069         1,275
                                                                         -------------------------------------------
          Total non-interest expense                                            11,979         11,826         8,395
                                                                         -------------------------------------------
          Income before provision for income taxes                               5,754          4,199         5,054
Income tax expense                                                               2,250          1,694         2,024
                                                                         -------------------------------------------
          Net income                                                             3,504          2,505         3,030
                                                                         ===========================================
Basic earnings per share                                                     $    1.46      $    0.94     $    1.14
Diluted earnings per share                                                   $    1.43      $    0.90     $    1.05

FSF FINANCIAL CORP. AND SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (IN THOUSANDS)
-------------------------------------------------------------------------------------------------------------------
Net Income                                                                  $   3,504      $   2,505      $   3,030
Other comprehensive income
       Unrealized (losses) on securities                                            -              -              -
          Unrealized holding (losses) arising during period                      (736)          (976)          (250)
          Tax benefit                                                             278            324             64
                                                                       ---------------------------------------------
          After-tax amount                                                       (458)          (652)          (186)
           Less:  reclassification adjustment
              for gains included in net income, net                                 -              -             (7)
                                                                       ---------------------------------------------
Other comprehensive income (loss)                                                (458)          (652)          (193)
                                                                       ---------------------------------------------
Comprehensive income                                                        $   3,046      $   1,853      $   2,837
                                                                       =============================================

         The accompanying notes are an integral part of these statements

FSF FINANCIAL CORP. AND SUBSIDIARIES
----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY  (IN THOUSANDS)
----------------------------------------------------------------------------------------------------------------------------------

                                                                     Unallocated
                                                           Retained    Common       Unearned               Accumulated
                                               Additional  Earnings     Stock        Stock                   Other
                                         Common Paid-in  Substantially Held by    Acquired by  Treasury   Comprehensive
                                         Stock  Capital    Restricted   ESOP          MSP        Stock       (Loss)       Total
                                       -------------------------------------------------------------------------------------------
Balance, September 30, 1997              $450  $43,334   $  23,779    $(2,347)       $(1,108)   $(20,267)    $   (479)    $43,362
  Net earnings                              -        -       3,030          -              -           -            -       3,030
  Treasury stock acquired                   -        -           -          -              -      (5,492)           -      (5,492)
  Stock issued for stock options            -     (341)          -          -              -       1,911            -       1,570
  Amortization of MSP shares                -      100           -          -            290           -            -         390
  Common stock dividends
  ($0.50 per share)                         -        -      (1,358)         -              -           -            -      (1,358)
   Purchase of subsidiary                   -      106           -          -              -         550            -         656
  Allocated ESOP shares                     -      183           -        359              -           -            -         542
  Other comprehensive income                -        -           -          -              -           -         (182)       (182)
                                       -------------------------------------------------------------------------------------------
Balance September 30, 1998                450   43,382      25,451     (1,988)          (818)    (23,298)        (661)     42,518
  Net earnings                              -        -       2,505          -              -           -            -       2,505
  Treasury stock acquired                   -        -           -          -              -      (2,912)           -      (2,912)
  Stock issued for stock options            -     (145)          -          -              -         509            -         364
  Amortization of and tax on MSP shares     -       54           -          -            290           -            -         344
  Common stock dividends
  ($0.50 per share)                         -        -      (1,329)         -              -           -            -       1,329)
  Purchase of subsidiary                    -     (109)          -          -              -       1,126            -       1,017
  Allocated ESOP shares                     -      110           -        360              -                        -         470
  Other comprehensive income                -        -           -          -              -           -         (652)       (652)
                                       -------------------------------------------------------------------------------------------
Balance September 30, 1999                450   43,292      26,627     (1,628)          (528)    (24,575)      (1,313)     42,325
  Net earnings                              -        -       3,504          -              -           -            -       3,504
  Treasury stock acquired                   -        -           -          -              -      (4,947)           -      (4,947)
  Stock issued for stock options            -        -           -          -              -          18            -          18
  Amortization of and tax on MSP shares     -       18           -          -             70           -            -          88
  Common stock dividends
     ($0.50 per share)                      -        -      (1,206)         -              -           -            -      (1,206)
  Allocated ESOP shares                     -       81           -        360              -           -            -         441
  Other comprehensive income                -        -           -          -              -                     (458)       (458)
                                       -------------------------------------------------------------------------------------------
Balance September 30, 2000               $450  $43,391   $  28,925    $(1,268)       $  (458)   $(29,504)  $   (1,771)     $39,765
                                       ===========================================================================================

         The accompanying notes are an integral part of these statements


FSF FINANCIAL CORP. AND SUBSIDIARIES
---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------------

                                                                                    Years Ended September 30,
                                                                      -----------------------------------------------
                                                                               2000            1999           1998
                                                                      -----------------------------------------------
Cash flows from operating activities:
     Net income                                                             $   3,504      $   2,505       $   3,030
     Adjustments to reconcile net income to net cash
        provided by operating activities:
     Depreciation                                                                 603            490             359
     Net amortization of discounts and premiums on securities
        held to maturity                                                          (40)           (37)            (42)
     Provision for loan losses                                                    216            456             302
     Net market value adjustment on ESOP shares                                    71            104             185
     Tax benefit on stock options                                                   -             24             254
     Amortization of ESOP and MRP stock compensation                              451            656             650
     Amortization of intangibles                                                  118            105              10
     Net gain on sale of assets                                                  (126)           (11)            (18)
     Net loan fees deferred and amortized                                        (203)          (134)           (194)
     Loans originated for sale                                                (52,221)      (131,586)        (27,625)
     Loans sold                                                                54,364        134,539          25,156
     (Increase) decrease in:
        Accrued interest receivable                                            (1,104)          (234)           (653)
        Other assets                                                             (435)           (95)           (142)
     Increase (decrease) other liabilities                                      1,699            216              67
                                                                      -----------------------------------------------
Net cash provided by operating activities                                       6,897          6,998           1,339
                                                                      -----------------------------------------------
Cash flows from investing activities:
     Loan originations and principal payments on loans, net                   (32,349)        40,038          (9,928)
     Purchase of loans                                                        (32,417)       (40,883)        (10,832)
     Loan participations sold                                                     851          3,000               -
     Principal payments on securities held to maturity                            604         10,002           2,125
     Purchase of mortgage related securities held to maturity                       -         (1,161)              -
     Purchase of securities available for sale                                    (50)       (12,987)         (3,671)
     Proceeds from securities available for sale                                1,038              -             411
     Proceeds from maturities of securities available for sale                      -          3,000           1,000
     Proceeds from maturities of securities held to maturity                    1,570          4,500          13,500
     Investment in foreclosed real estate                                          (7)           (38)            (12)
     Proceeds from sale of REO                                                    428            500              24
     Purchase paid up life insurance policies                                       -         (5,495)              -
     Proceeds from sale of fixed assets                                           157              -               5
     Acquisition of Homeowners, net of cash acquired                                -         (1,245)              -
     Purchase of equipment and property improvements                             (872)        (1,677)           (666)
                                                                      -----------------------------------------------
Net cash used in investing activities                                     $   (61,047)    $   (2,446)     $   (8,044)
                                                                      -----------------------------------------------

         The accompanying notes are an integral part of these statements

FSF FINANCIAL CORP. AND SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS CONTINUED (IN THOUSANDS)
-------------------------------------------------------------------------------------------------------------------

                                                                                  Years Ended September 30,
                                                                      ---------------------------------------------
                                                                              2000           1999           1998
                                                                      ---------------------------------------------
Cash flows from financing activities:
     Net increase in deposits,                                             $  63,176      $   5,109      $  18,297
     FHLB Advances                                                            88,000              -         10,500
     Payments on FHLB Advances                                              (101,467)        (3,210)          (141)
     Net short term borrowings                                                  (200)        (5,726)             -
     Net increase (decrease) in mortgage escrow funds                            (12)          (152)            46
     Treasury stock purchased                                                 (4,947)        (2,912)        (5,492)
     Dividends on common stock                                                (1,206)        (1,329)        (1,358)
     Proceeds from exercise of stock options                                      23            336          1,315
                                                                      ---------------------------------------------
Net cash provided by financing activities                                     43,367         (7,884)        23,167
                                                                      ---------------------------------------------

Net increase in cash and cash equivalents                                    (10,783)        (3,332)        16,462

Cash and cash equivalents:
     Beginning of year                                                        19,265         22,597          6,135
                                                                      ---------------------------------------------
     End of period                                                         $   8,482      $  19,265      $  22,597
                                                                      ============================================

Supplemental disclosures of cash flow information: Cash payments for:
        Interest on advances and other borrowed money                      $   8,144      $   7,980      $   8,464
        Interest on deposits                                                  10,828          9,588         10,220
        Income taxes                                                           1,963          1,443          1,850

Supplemental schedule of non-cash investing and
     financing activities:
     Reinvested amounts of capital gains and dividends
           from mutual fund investments                                     $     72       $     80       $    121
     Foreclosed real estate                                                      378            197            449
     Stock acquisition of Insurance Planners                                       -              -
                                                                                                               656
     Acquisition of Homeowners Mortgage Corporation non-cash
           asset, net of assumed liabilities                                       -          1,037              -

         The accompanying notes are an integral part of these statements

FSF FINANCIAL CORP. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONDOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2000, 1999 AND 1998
--------------------------------------------------------------------------------


(1)      Description of Business and Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of FSF Financial Corp. (the "Corporation") and its wholly owned subsidiaries, Insurance Planners of Hutchinson, Inc. (the "Agency") and First Federal fsb (the "Bank"). Firstate Services and Homeowners Mortgage Corporation ("HMC") are wholly owned subsidiaries of the Bank. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles.

Nature of Business
The Corporation is a holding company whose subsidiaries provide financial services. The Bank is a community financial institution attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make mortgage, consumer, commercial and agricultural loans. At September 30, 2000, the Bank operated 11 retail-banking offices in Minnesota. The Bank is subject to significant competition from other financial institutions and is also subject to regulation by certain federal agencies, therefore undergoing periodic examinations by those regulatory authorities. The Agency is a property and casualty insurance agency. HMC is a mortgage banking entity located in Vadnais Heights, MN., that originates and sells residential mortgage loans.

Use of Estimates
In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and income and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash Equivalents (In thousands)
For purposes of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments with original maturities of three months or less and money market funds to be cash equivalents. Cash and cash equivalents include interest-bearing deposits of $5,552 and $16,020 at September 30, 2000, and 1999, respectively.

Debt and Equity Securities
The  Corporation   classifies  its  investments,   including  marketable  equity
securities, mortgage-backed securities and mortgage related securities, in one of three categories:

         Trading Account Securities
         Securities held principally for resale in the near term are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included in other income. The Corporation did not hold any trading securities during the three fiscal years ended September 30, 2000.

         Securities Held to Maturity
         Debt securities which the Corporation has the positive intent and ability to hold to maturity, are reported at cost and adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Unrealized losses on held to maturity securities reflecting a decline in value judged to be other than temporary are charged to income.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

         Securities Available for Sale
         Available for sale securities consist of equity securities and certain debt securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of income taxes, on available for sale securities are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of available for sale securities are determined using the specific identification method. Any decision to sell available for sale securities would be based on various factors, including movements in interest rates, changes in the maturity mix of the Corporation's assets and liabilities, liquidity demands, regulatory capital considerations and other similar factors. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized losses on available for sale securities reflecting a decline in value judged to be other than temporary are charged to income.

The Bank, as a member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the Federal Home Loan Bank of Des Moines ("FHLB") in varying amounts based on balances of outstanding home loans and on amounts borrowed from the FHLB. Because no ready market exists for this stock and it has no quoted market value, the Bank's investment in this stock is carried at cost.

Loans Held for Sale
Mortgage  loans    and intended for sale in the  secondary  market are
carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable
Loans receivable, that management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at their outstanding principal adjusted by any charge off, the allowance for loan losses and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Discounts and premiums on purchased real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using the level yield method.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and current economic conditions. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require an increase, such an increase is reported as a component of the provision for loan losses.

Uncollectible interest on loans that are contractually past due for three months is charged off or an allowance is established, based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued. Income is subsequently recognized only until cash payments are received and in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status.

Loan origination fees and certain direct origination costs are capitalized with the net fee or cost recognized as an adjustment to interest income using the interest method.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

Foreclosed Real Estate
Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of carrying amount or fair value minus estimated costs to sell. Revenues and expenses from operations and changes to the valuation allowance are included in operations.

Advertising Costs
The Corporation expenses all advertising costs as incurred.

Income Taxes
The Corporation calculates income taxes on the liability method. The net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various assets and liabilities of the Corporation giving current recognition to changes in tax rates and laws.

Premises and Equipment
Land is carried at cost. Buildings, leasehold improvements and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The costs of leasehold improvements are being amortized using the straight-line method over the terms of the related leases. Net gains and losses on disposal or retirement of premises and equipment are included in other income.

Mortgage Loan Servicing Rights
The Bank has established accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial-components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the Bank and the de-recognition of financial assets and liabilities when control is extinguished. Liabilities and derivatives incurred or obtained in conjunction with the transfer of financial assets are measured at fair value, if practicable. Servicing assets and other retained interest in transferred assets are measured by allocating the carrying amount between the assets sold and the interest retained, based on their relative fair value.

Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The Bank evaluates the mortgage servicing rights strata for impairment by estimating the fair value based on anticipated future net cash flows, taking into consideration prepayment predictions. The predominant characteristics used as the basis for stratifying are loan types, period of origination and interest rates. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Earnings Per Share
Basic income per share amounts are computed by dividing the net income by the weighted average number of common shares outstanding. Diluted income per share amounts are computed by dividing net income, adjusted for the effect of assumed conversions, by the weighted average number of common shares outstanding plus dilutive potential common shares calculated for stock options outstanding using the treasury stock method.

Treasury Stock
Treasury stock is recorded at cost. In the event of subsequent reissue, the treasury stock account will be reduced by the cost of such stock on the average cost basis with any excess proceeds credited to additional paid in capital. Treasury stock is available for general corporate purposes.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

Stock Based Compensation
Effective for the year ended September 30, 1998, the Corporation has adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for
Stock Based Compensation." As allowed by SFAS No. 123, the Corporation has elected to continue using the accounting methods prescribed by Accounting Principles Board (APB) Opinion No. 25 and related interpretations, which measure compensation cost using the intrinsic value method. See Note 10 for the impact of the fair value of employee stock based compensation plans on net income and earnings per share on a pro forma basis for awards granted after October 1, 1995.

Comprehensive Income
Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under generally accepted accounting principles, is excluded from net income. For the Corporation, such items consist entirely of unrealized gains and losses on securities available for sale.

Fair Values of Financial Instruments
The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents- the carrying value of cash and cash equivalents approximate fair value.

Debt and equity  securities- fair values of debt and equity securities have been estimated using quoted market prices.
Loans  receivable-  for variable rate loans,  loans with balloon  maturities and loans with relatively near term maturities (such as consumer installment loans) carrying values approximate fair values. The fair value of long-term fixed rate loans has been estimated using present value cash flows, discounted at a rate approximating current market rates and giving consideration to estimated prepayment risk and credit loss factors. The estimated fair value of loans held for sale is based on quoted market prices of similar instruments trading in the secondary market.
Originated  mortgage  servicing  rights-  the  carrying  amounts  of  originated mortgage servicing rights approximate fair values.
Accrued interest-  the  carrying   amounts   of  accrued   interest   receivable
     approximate their fair values.
Life Insurance policies- cash value of the policies approximates fair value.

Deposit liabilities- the fair values of demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values of fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short term  borrowings-  the carrying  amounts of advances from the Federal Home
     Loan Bank (FHLB) of Des Moines maturing within 90 days approximate their fair values.
Long term borrowings- the carrying amounts of long term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.
Off-balance sheet items- fair value for off-balance sheet lending commitments are based on fees currently charges to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The carrying value and fair value of commitments to extend credit are not considered material for disclosure.

Reclassifications
Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(2)      Business Combinations

On November 17, 1998, the Corporation acquired 100% of the outstanding common stock of HMC, an originator and seller of residential mortgage loans. The business combination was accounted for by the purchase method, and accordingly, the results of operations have been included in the Corporation's consolidated financial statements since the date of acquisition. The Corporation issued 77,839 shares of common stock held as treasury shares and $1.25 million in cash to complete the transaction. In addition, options for 50,000 common stock shares, at an exercise price of $15.00, were also issued. The acquisition price of $2.5 million resulted in goodwill of approximately $2.3 million, which is being amortized using the straight-line method over twenty-five years. Goodwill is evaluated for impairment based on all operations that it directly benefits using the undiscounted cash flows method. The goodwill represents the inherent value of the growing concern element of HMC and the ability of the Corporation to generate a return on its investment.

The following unaudited pro forma supplemental information is presented based on historical financial statements of the Corporation and HMC. The unaudited pro forma supplemental information for the two years ended September 30, 1999, were prepared as if the acquisition had occurred as of the beginning of the respective periods.

                                                             For the Two Years Ended
                                                                  September 30,
                                                            --------------------------
                                                               1999             1998
                                                            --------------------------
                                                                  (In thousands)
           Interest income                                  $    29,434      $ 30,208
           Interest Expense                                      18,230        18,611
                                                            --------------------------
                     Net interest income                         11,204        11,597
                Provision for loan losses                           456           302
                                                            --------------------------
                     Net interest income after provision
                      for loan losses                            10,748        11,295
                                                            --------------------------
           Non-interest income                                    6,173         5,831
           Non-interest expense                                  12,470        11,198
                                                            --------------------------
                     Income before provision for income taxes     4,451         5,928
           Income tax expense                                     1,796         2,378
                                                            --------------------------
           Net income                                           $ 2,655       $ 3,550
                                                            ==========================

           Basic earnings per share                             $  0.99       $  1.30
           Diluted earnings per share                           $  0.95       $  1.20

As of June 1, 2000, HMC became an operating subsidiary of the Bank following regulatory approval. The transfer of HMC was recorded as a non-cash capital contribution by the Corporation to the Bank.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(3)      Debt and Equity Securities (in thousands)

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at September 30, are presented as follows:

                                                                    September 30, 2000
                                         --------------------------------------------------------------------------
                                                                 Gross               Gross
                                            Amortized          Unrealized         Unrealized            Fair
                                               Cost              Gains              Losses              Value
                                         -----------------  -----------------   ----------------   ----------------
Available for sale securities:
     Equity securities
           Fund Investments                   $    12,522          $       -          $     651        $    11,871
           Stock in FHLB                            6,375                  -                  -        $     6,375
                                         -----------------  -----------------   ----------------   ================
                      Total                   $    18,897          $       -          $     651        $    18,246
                                         =================  =================   ================   ================
     Mortgage backed securities:
           REMICs                             $    16,981          $       -         $    1,612        $    15,369
                                         =================  =================   ================   ================
     Debt Securities:                         $    12,998          $       -          $     270        $    12,728
                                         =================  =================   ================   ================
Held to maturity securities:
     Debt securities:
           U.S. Government and Agency         $    18,393          $     106         $    1,525        $    16,974
                                         =================  =================   ================   ================
     Mortgage backed securities:
           REMICs                             $    25,992          $      80         $    1,919        $    24,153
           FNMA certificates                          970                  -                  2        $       968
           Other certificates                          24                  -                  -        $        24
                                         -----------------  -----------------   ----------------   ----------------
                      Total                   $    26,986          $      80         $    1,921        $    25,145
                                         =================  =================   ================   ================

The amortized cost of debt and mortgage-backed securities at September 30, 2000, included unamortized premiums of $208 and unaccreted discounts of $305, respectively.

                                                                  September 30, 1999
                                         --------------------------------------------------------------------------
                                                                 Gross               Gross
                                            Amortized          Unrealized         Unrealized            Fair
                                               Cost              Gains              Losses             Value
                                         -----------------  -----------------   ----------------  -----------------
Available for sale securities:
     Equity securities
           Fund Investments                   $    12,522          $       -         $      601        $    11,921
           Stock in FHLB                            7,363                  -                  -              7,363
                                         ----------------   -----------------   ----------------  ----------------
                      Total                   $    19,885          $       -         $      601        $    19,284
                                         =================  =================   ================  =================
     Mortgage backed securities:
           REMICs                             $    16,980          $       -         $    1,002        $    15,979
                                         =================  =================   ================  =================
     Debt Securities:                         $    12,988          $      22         $      216        $    12,794
                                         =================  =================   ================  =================
Held to maturity securities:
     Debt securities:
           U.S. Government and Agency         $    18,367          $      92         $    1,037        $    17,422
           Other Debt Securities              $     1,570          $       7                  -        $     1,577
                                         --------------------------------------------------------------------------
                      Total                   $    19,937          $      99         $    1,037        $    18,999
                                         ==========================================================================
     Mortgage backed securities:
           REMICs                             $    26,415          $     162         $    1,414        $    25,163
           GNMA certificates                        1,142                  2                  -              1,144
           FHLMC certificates                          30                  1                  -                 31
                                         -----------------  -----------------   ----------------  -----------------
                      Total                   $    27,587          $     165         $    1,414        $    26,338
                                         =================  =================   ================  =================

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

The amortized cost of debt and mortgage backed securities at September 30, 1999, includes unamortized premiums of $214 and unaccreted discounts of $337, respectively.

Gross realized gains on sales of available for sale securities were $11 for the year ended September 30, 1998. There were no sales of securities during the two years ended September 30, 2000 and 1999.

The scheduled maturities of securities held to maturity and securities (other than equity securities) available for sale at September 30, 2000, were as follows:

                                                     Held to Maturity                    Available for Sale
                                                        Securities                           Securities
                                            -----------------------------------  -----------------------------------
                                               Amortized            Fair            Amortized            Fair
                                                 Cost              Value              Cost              Value
                                            ----------------  -----------------  ----------------  -----------------
Due in one year or less                            $      1           $      1         $       -          $       -
Due from one to five years                            9,188              8,366            12,998             12,728
Due from five to ten years                            8,013              7,310                 -                  -
Due after ten years                                  28,177             26,442            16,981             15,369
                                            ----------------  -----------------  ----------------  -----------------
                                     Total         $ 45,379           $ 42,119         $  29,979          $  28,097
                                            ================  =================  ================  =================

For purposes of this maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted average contractual maturities because of principal prepayments. Debt and mortgage-backed securities carried at approximately $22.0 million at September 30, 2000, and $20.0 million at September 30, 1999 were pledged to secure public deposits and for other purposes required or permitted by law.

(4)      Loans Receivable (in thousands)

Loans receivable are summarized as follows:

                                                                                  September 30,
                                                                           ----------------------------
                                                                            2000           1999
                                                                           -------------  -------------
First mortgage loans:
     Secured by one to four family residences                              $     97,843   $    115,550
     Secured by other properties                                                 43,133         28,824
     Construction and Land Development loans                                     94,982         56,177
                                                                           -------------  -------------
                                                                                235,958        200,551
     Less:
           Undisbursed portion of construction
              and land development loans                                        (36,864)       (26,156)
           Net deferred loan origination fees                                      (988)          (744)
                                                                           -------------  -------------
                          Subtotal first mortgage loans                         198,106        173,651
                                                                           -------------  -------------
Consumer and other loans:
     Consumer loans                                                              43,198         18,326
     Home equity and second mortgages                                            28,106         24,312
     Commercial                                                                  29,831         29,767
     Agricultural loans                                                          43,829         33,384
                                                                           -------------  -------------
                                                                                144,964        105,789
     Add:  net deferred loan origination costs                                      277            237
                                                                           -------------  -------------
                        Subtotal consumer and other loans                       145,241        106,026
                                                                           -------------  -------------
                                  Subtotal all loans                            343,347        279,677
     Less: allowance for loan losses                                             (1,534)        (1,387)
                                                                           -------------  -------------
                                             Total                         $    341,813   $    278,290
                                                                           =============  =============

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

A summary of the activity in the allowance for loan losses is as follows:

                                          Years Ended September 30,
                                 ----------------------------------------------
                                     2000               1999           1998
                                 -----------  ------------------  -------------
Balance, beginning of period     $    1,387          $    1,035      $     852
Provision for losses                    216                 456            302
Charge offs                             (98)               (142)          (132)
Recoveries                               29                  38             13
                                 -----------  ------------------  -------------
Balance, end of period           $    1,534          $    1,387     $    1,035
                                 ===========  ==================  =============


The Bank had no loans classified as impaired at September 30, 2000, and 1999.

Loans, having carrying values of $474 and $197, were transferred to foreclosed real estate in 2000 and 1999, respectively.

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

The aggregate amount of loans to executive officers and directors of the Corporation were $366 and $366 at September 30, 2000, and 1999, respectively. During 2000, repayments on loans to executive officers and directors aggregated $259 and $136 was advanced. These loans were current at September 30, 2000.

(5)      Loan Servicing (in thousands)

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans serviced for others was $52,128 and $55,488 at September 30, 2000, and 1999, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing and included in demand deposits, were $318 and $296 at September 30, 2000, and 1999, respectively.

Capitalized mortgage servicing rights and excess servicing receivables are summarized as follows:

                                                         Years Ended September 30,
                                                    ----------------------------------
                                                       2000       1999         1998
                                                    ----------  ----------  ----------
Beginning balance, net of accumulated amortization  $     253   $     201   $     148
Amounts capitalized                                        19         132          98
Amortization                                              (65)        (80)        (42)
Valuation adjustments                                       -           -          (3)
                                                    ----------  ----------  ----------
Balance, end of period                              $     207   $     253   $     201
                                                    ==========  ==========  ==========

(6)      Foreclosed Real Estate (in thousands)

Net gains on foreclosed real estate, including net revenues from operations, was not material for the three years ended September 30, 2000. The Bank held foreclosed real estate at September 30, 2000, and 1999, amounting to $321 and $323, correspondingly.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(7)      Premises and Equipment (in thousands)

Premises and equipment are summarized as follows:
                                                            September 30,
                                                     ---------------------------
                                                         2000           1999
                                                     ------------    -----------
Land                                                 $       728     $      669
Buildings, improvements and leasehold improvements         4,838          4,637
Furniture, equipment and automobiles                       4,114          3,582
                                                     ------------    -----------
   Total costs                                             9,680          8,888
Less accumulated depreciation                              4,166          3,574
                                                     ------------    -----------
   Total                                             $     5,514     $    5,314
                                                     ============    ===========

At September 30, 2000, the Corporation was obligated under non-cancelable operating leases for office space and equipment. Net rental expense under operating leases, included in occupancy and equipment, was $436, $275 and $51 for the years ended September 30, 2000, 1999 and 1998. Projected minimum lease commitments under the terms of the leases for the three years ending September 30, 2003, are $347, $289 and $147, respectively.

(8)      Deposits (in thousands)

The aggregate amount of short-term jumbo CDs, each with a minimum denomination of $100, was $43,910 and $20,681 in 2000 and 1999, respectively.

Interest expense is summarized as follows:

                                              September 30,
                            -----------------------------------------------
                                2000             1999             1998
                            -------------     ------------     ------------
Savings accounts             $     3,110      $     1,896      $     1,690
Demand deposits                      259              289              407
Certificates of deposit            8,239            8,048            7,985
                            -------------     ------------     ------------
                             $    11,608      $    10,233      $    10,082
                            =============     ============     ============

Non-interest bearing demand deposits amounted to $16,124, $12,583 and $7,477 for the years ended September 30, 2000, 1999 and 1998, respectively.

At September 30, 2000, the scheduled maturities of certificates of deposit are as follows:

                           Years Ending September 30,
                           --------------------------

                         2001                        $  128,571
                         2002                            30,061
                         2003                            12,723
                         2004                             2,182
                         2005 and thereafter              4,235
                                                     -----------
                                                     $  177,772
                                                     ===========

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(9)      Federal Home Loan Bank Borrowings (in thousands)

Borrowings by the Bank from the Federal Home Loan Bank of Des Moines (FHLB) are summarized as follows:

                                                    September 30,
                                      ------------------------------------------
                                            2000                   1999
                                      ------------------   ---------------------
Fiscal Year of Maturity - Advances              Weighted               Weighted
----------------------------------    Amount     Rate         Amount     Rate

                                    ----------  -------     ----------  ------
2000                                $       -        - %    $  24,467    5.89 %
2001                                   35,000     6.18         24,000
2002                                   25,500     6.41              -       -
2003                                        -        -              -       -
2004 and thereafter                    67,000     5.54         92,500    5.15
                                    ----------  -------     ----------  ------
     Total                          $ 127,500     5.88 %    $ 140,967    5.39 %
                                    ==========  =======     ==========  ======

At September 30, 2000, borrowed funds are collateralized by stock in the FHLB, first mortgage loans with carrying value of $96,864 and debt and mortgage-backed securities with carrying values of $56,268 under a collateral agreement.

(10)     Employee and Stock Benefit Plans (in thousands except shares)

Salary Continuation Plans
The Bank has adopted insured salary continuation plans for the benefit of selected members of management by providing them with retirement and death benefits. The estimated liability under the agreements is charged to income over the expected remaining years of employment. The Bank's policy is to fund the costs accrued with insurance contracts. Salary continuation expense amounted to $126, $114 and $151 for the three years ended September 30, 2000, respectively.

Deferred Compensation 401(k) Plans
The Corporation provides 401(k) plans that cover substantially all employees meeting age and length of service requirements. The plan maintained by the Bank covers employees of both the Bank and the Agency. Employees participating in this plan are eligible to contribute up to 15% of their annual compensation. The plan maintained by HMC for the benefit of its employees provides for employee contribution up to 15% of annual compensation. Both plans provide for discretionary contributions by the employers, which are allocated to the participants' accounts in proportion to employee contributions. The Corporation made no discretionary contributions to these plans for the three years ended September 30, 2000.

Supplemental Life Insurance
In addition to group term insurance benefits provided to substantially all employees, the Bank maintains investments in insurance policies that provide either split dollar or survivor benefits for certain key employees.

Self Insurance
The Corporation has a self-insured health plan for all its employees. The Corporation has purchased stop loss insurance to supplement the health plan, which will reimburse the Corporation for individual claims in excess of $25,000 annually or aggregate claims exceeding $231,600 annually.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

Employee Stock Ownership Plan
The Corporation established an Employee Stock Ownership Plan (ESOP) covering all employees, over the age of 21, with at least one year of service and who work at least 1,000 hours during a plan year. The ESOP borrowed funds from the Corporation to purchase a total of 359,720 shares of the Corporation's common stock, with the loan being collateralized by the common stock. Employer contributions, along with dividends received on unallocated shares, are being used to repay the loan with shares being released from the Corporation's lien proportional to the loan repayments. Annually, on September 30, the released shares are allocated to the participants in the same proportion that their wages bear to the total compensation of all of the participants. Unreleased ESOP shares are not considered outstanding in calculating earnings per share.

The Corporation presents these financial statements in accordance with the AICPA Statement of Position (SOP) No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The prices of the shares issued and unreleased are charged to unearned compensation, a contra equity account. Shares released are reported as compensation expense equal to the current market value price of the released shares. Dividends paid on allocated shares are charged to retained earnings and those on unallocated shares are charged to expense.

A summary of the ESOP share allocation is as follows:

                                                  September 30,
                                     ------------------------------------
                                         2000         1999        1998
                                     ------------  ----------  ----------
Shares allocated beginning of year       196,919     160,947     124,975
Shares allocated during year              35,972      35,975      35,972
Unreleased shares                        126,829     162,798     198,773
                                     ------------  ----------  ----------
Total ESOP                               359,720     359,720     359,720
                                     ============  ==========  ==========

Fair value of unreleased shares        $   1,585   $   1,913   $   3,131
Amount charged to expense              $     323   $     442   $     668
Dividend used for debt reduction       $     171   $     136   $      77

Management Stock Plan
The Bank established the Management Stock Plan (MSP) for key officers during the year ended September 30, 1995. Following shareholder approval of the MSP in January 1995, the Bank purchased 179,860 shares of the Corporation's common stock in the open market at $10.59 per share to be awarded to officers in accordance with the provisions of the MSP. The cost of the shares awarded under these plans is recorded as unearned compensation, a contra equity account, and is recognized as an expense in accordance with the vesting requirements defined by the MSP. For each of the three fiscal years ended September 30, 2000, the amount included in compensation expense related to the MSP was $73.

The following summarizes the activity in the MSP for the three years ended September 30, 2000.

                                     Unawarded             Awarded
                                       Shares               Shares
                                  --------------        -------------
At September 30, 1997                    42,964               82,138
          Vested                              -              (27,379)
                                  --------------        -------------
At September 30, 1998                    42,964               54,759
          Vested                              -              (27,379)
                                  --------------        -------------
At September 30, 1999                    42,964               27,380
          Vested                              -              (27,380)
          Shares Granted                 (2,000)               2,000
                                  --------------        -------------
At September 30, 2000                    40,964                2,000
                                  ==============        =============

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

Director's Stock Compensation Plan
In January 1998, the shareholders of the Corporation approved a stock compensation plan for its non-employee directors. The plan granted 6,000 shares of common stock issued from treasury that vests over a four-year period, with 1,200 shares awarded in January 1998. The compensation cost associated with this plan is the fair value of the stock ($19.42/share) on the date that the plan was approved by shareholders. Compensation cost included in the accompanying financial statements for the year ended September 30, 2000 and 1999 were $23,300 and $23,292, respectively. During the year ended September 30, 2000, 1,200 shares of the total grant were vested to the plan recipients.

Stock Option Plans
The Corporation maintains the 1994 stock option plan, approved by the Corporation's stockholders on January 17, 1995 (the 1994 Plan); and the 1998 stock option plan, approved by the Corporation's stockholders on January 20, 1998 (the 1998 Plan). These plans permit the granting of stock options, with an exercise price equal to the fair value of the Corporation's stock on the date of the option grant. All options granted under these plans may be exercised over a ten-year period beginning on the date the option is granted. Awards made under the Plans may be incentive stock plans (ISO's) as defined by Section 422 of the Internal Revenue Code or options that do not qualify. Those options granted that qualify as ISO's are generally exercisable on the date of the grant while those not qualifying (non-incentive stock options granted to executives and directors of the Corporation) vest over 3-5 years. The following summarizes the activity in the two Plans for the three years ended September 30, 2000:

                                                Shares Available          Options Shares          Weighted Average
                                                    for Grant              Outstanding             Exercise Price
                                               --------------------     -------------------     ---------------------
At September 30, 1997                                        8,988                 426,253                $        -
           1998 Plan Created                               300,000                       -                         -
           Granted                                        (145,601)                145,601                     19.08
           Exercised                                             -                (135,957)                     9.50
                                               --------------------     -------------------     ---------------------
At September 30, 1998                                      163,387                 435,897                     12.73
           Granted                                         (90,074)                 90,074                     14.34
           Exercised                                             -                 (33,988)                     9.50
        Cancelled                                            6,582                  (6,582)                    19.13
                                               --------------------     -------------------     ---------------------
At September 30, 1999                                       79,895                 485,401                     13.40
           Granted                                         (32,187)                 32,187                     23.30
           Exercised                                             -                  (3,600)                    19.42
           Cancelled                                         2,995                  (2,995)                    19.13
                                               --------------------     -------------------     ---------------------
At September 30, 2000                                       50,703                 510,993              $      13.33
                                               ====================     ===================     =====================
Shares available for future grants
           1994 Plan                                         7,988
           1998 Plan                                        42,715

The following table summarizes information about stock options outstanding at September 30, 2000:

----------------------------------------------------- --------------------------
                   Options Outstanding                 Options Exercisable
----------------------------------------------------- --------------------------
                                  Weighted average
    Exercise         Number     remaining contractual
      Price        Outstanding     life in years        Price      Number
----------------------------------------------------- --------------------------
$      9.500         256,308            4.3           $  9.500     256,308
      20.000           1,000            7.3             20.000         600
      19.125          93,324            7.3             19.125      64,294
      19.416           8,400            7.7             19.416           -
      19.250          30,000            8.2             19.250      22,500
      15.000          50,000            8.2             15.000      20,000
      14.750          19,187            9.0             14.750      19,187
      12.375          20,587           10.0             12.375      20,587
      12.375          22,187           10.0             12.375      22,187
      12.125          10,000                            12.125       2,000
                  -----------                                     ---------
                     510,993                                       427,663
                  ===========                                     =========

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

The Corporation elected to follow APB 25 and related interpretations in accounting for its employee stock options. The exercise price of the employee stock options equal the market price of the underlying stock on the date of grant and, therefore; no compensation expense is recognized under APB 25. Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Corporation had accounted for its employee stock option under the fair value method of that statement. Pro forma net income and earnings per share follows:

                                        Years Ended September 30,
                               -------------------------------------------
                                    2000           1999            1998
                               ------------   ------------    ------------
Net Income
           As reported         $     3,504    $     2,505     $     3,030
           Pro forma                 3,371          2,322           2,943
                               ------------   ------------    ------------
Earnings per common share
           As reported
                  Basic        $      1.46    $      0.94     $      1.14
                  Diluted             1.43           0.90            1.05
                               ------------   ------------    ------------
           Pro forma
                  Basic        $      1.41    $      0.87     $      1.10
                  Diluted             1.38           0.83            1.02
                               ------------   ------------    ------------

The above disclosed pro forma effects of applying SFAS No. 123 to compensation costs may not be representative of the effects on reported pro forma net income for future years.

The fair value for each option grant is estimated on the date of the grant using the Black Scholes Model. The Model incorporates the following assumptions for the grants:
                                  2000             1999             1998
                            ----------------------------------------------
Risk free interest rate           5.45%            5.22%            5.32%
Expected life                  10 years         10 years         10 years
Expected volatility              26.00%           27.00%           62.65%
Expected dividends                   -                -                -

The weighted average fair value of the options granted in fiscal 2000 and 1999 were $7.19 and $8.64 per option, respectively.

(11)     Income Taxes (in thousands)

The Corporation files a consolidated federal income tax return. The Corporation and its subsidiaries entered into a tax sharing agreement that provides for the allocation and payment of federal and state income taxes. The provision for income taxes of each corporation is computed on a separate company basis, subject to certain adjustments. Income tax expense (benefit) is summarized as follows:

                                                              September 30,
                                               -------------------------------------------
                                                   2000           1999            1998
                                               ------------   ------------    ------------
Current
      Federal                                  $     1,565     $      936     $     1,650
      State                                            509            308             534
                                               ------------   ------------    ------------
             Subtotal                                2,074          1,244           2,184
Deferred
      Federal                                          132            338           (120)
      State                                             44            112            (40)
                                               ------------   ------------    ------------
             Subtotal                                  176            450           (160)
                                               ------------   ------------    ------------
                    Total income tax provision $     2,250    $     1,694     $     2,024
                                               ============   ============    ============

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

The State of Minnesota follows the Internal Revenue Code for the determination of taxable income, in connection with temporary differences. The portion of deferred tax assets and liabilities attributed to state income taxes is approximately 25 percent. Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that can create deferred tax assets and liabilities are as follows:

                                                                                       September 30,
                                                                        --------------------------------------------
                                                                               2000                    1999
                                                                        -------------------     --------------------
Deferred tax assets:
      Deferred compensation                                                     $      564               $      693
      Deferred net loan fees                                                           287                      205
      Securities unrealized loss                                                     1,018                      719
      Allowance for loan losses                                                        621                      562
                                                                        -------------------     --------------------
           Subtotal                                                                  2,490                    2,179
      Less:  Valuation allowance                                                       264                      243
                                                                        -------------------     --------------------
                        Total                                                        2,226                    1,936
Deferred tax liabilities:
      FHLB Stock                                                                       208                      241
      Tax bad debt reserve                                                             170                      213
      Premises and equipment                                                           416                      375
      Installment obligation sale of former building                                    27                       28
      Mortgage servicing rights                                                         59                       74
      Discount on loans                                                                  3                        6
      Section 475 "For Sale Assets"                                                    762                      484
                                                                        -------------------     --------------------
                        Total                                                        1,645                    1,421
                                                                        -------------------     --------------------
Net deferred tax asset                                                          $      581               $      515
                                                                        ===================     ====================

A valuation allowance was established to reduce the deferred tax asset related to the unrealized loss on equity securities because management is uncertain if it will be realized. The Corporation has paid sufficient taxes in prior carryback years, which will enable it to recover the balance of the net deferred tax assets. Therefore, no additional valuation allowance was required at September 30, 2000, and 1999.

The actual income tax expense varied from the expected tax expense (computed by applying the United States federal corporate income tax rate of 34 percent to earnings before income taxes) as follows:

                                                       Years Ended September 30,
                                               -------------------------------------
                                                 2000          1999          1998
                                               ---------     ---------     ---------
Computed "expected" tax expense                $  1,956      $  1,428      $  1,718
Tax exempt income                                  (117)          (95)           (5)
State income taxes, net of federal tax benefit      365           278           322
Other, net                                           46            83          (11)
                                               ---------     ---------     ---------
Total income tax provision                     $  2,250      $  1,694      $  2,024
                                               =========     =========     =========

Retained earnings at September 30, 2000 include $6,492 of which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only that arose in tax years beginning before September 30, 1988, (that is the base year amount). Reduction of the amount, so allocated for purposes other than tax bad debt losses or adjustments arising from this carry-back of net operating losses, would create income for tax purposes only. This would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,600 at September 30, 2000.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(12)     Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                                              For the Years ended
                                                                                September 30,
                                                          ----------------------------------------------------------
                                                                   2000               1999                1998
                                                          ----------------------------------------------------------
Numerator:
   Net income - Numerator for basic earnings
      per share and diluted earnings per share--
      income available to common stockholders                  $   3,504,000       $   2,505,000      $   3,030,000
                                                          ==========================================================

Denominator:
   Denominator for basic earnings per share--
      weighted-average shares                                      2,395,287           2,663,691          2,669,586

   Effect of dilutive securities:
      Stock - based compensation plans                                56,224             108,713            222,598
                                                          ----------------------------------------------------------

      Denominator for diluted earnings per share--
         adjusted weighted-average shares and
         assumed conversions                                       2,451,511           2,772,404          2,892,184
                                                          ==========================================================
Basic earnings per share                                         $      1.46         $      0.94        $      1.14
Diluted earnings per share                                       $      1.43         $      0.90        $      1.05

(13)     Commitments and Contingencies

In the ordinary course of business, the Corporation has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Corporation is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Corporation.

(14)     Stockholders' Equity and Regulatory Capital (in thousands)

On October 6, 1994, the Bank converted from a federally chartered mutual savings and loan association to a federally chartered stock savings bank pursuant to a Plan of Conversion (Conversion) via the issuance of common stock. Upon the Conversion, the preexisting liquidation rights of the depositors of the Bank were unchanged. Such rights are accounted for by the Bank for the benefit of such depositors in proportion to their liquidation interests as of the Eligibility Record Date or the Supplemental Eligibility Record Date, as defined in the Conversion.

The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators. If undertaken, these could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

under  regulatory   accounting   practices.   The  Bank's  capital  amounts  and
classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of tangible and Tier 1 capital (as defined) to adjusted total assets (as defined). Management believes that, as of September 30, 2000, the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2000, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual regulatory capital amounts, with reconciliation to the Corporation's investment in the Bank determined in accordance with Generally Accepted Accounting Principles (GAAP), and ratios are also presented in the table below.

                                                                                                   To Be Well
                                                                                                Capitalized Under
                                                                            For Capital         Prompt Corrective
                                                        Actual           Adequacy Purposes      Action Provisions
                                                 ---------------------- ---------------------  ---------------------
GAAP capital, September 30, 2000                    $36,943
Add:  Unrealized losses on debt
        securities held for sale                      1,120
Less:  Goodwill                                     (2,101)
                                                 -----------
Tangible equity capital and ratio to
        adjusted total assets                       $35,962       7.7%     $ 6,947      1.5%      $ 9,262      2.0%
                                                 ---------------------- ---------------------  ---------------------
Tier 1 (Core) capital and ratio to
        adjusted total assets                       $35,962       7.7%     $18,524      4.0%      $23,155      5.0%
                                                 ---------------------- ---------------------  ---------------------
Total risk based capital and ratio to
        risk weighted assets                        $35,962      10.9%     $13,257      4.0%      $19,885      6.0%
                                                            ----------- ---------------------  ---------------------
Tier 2 risk based capital, net adjustment               106
                                                 -----------
Total risk based capital and ratio to risk
       weighted assets, September 30 , 2000         $36,068      10.9%     $26,513      8.0%      $33,142     10.0%
                                                 ====================== =====================  =====================

                                                                                                    To Be Well
                                                                                                Capitalized Under
                                                                             For Capital         Prompt Corrective
                                                        Actual            Adequacy Purposes      Action Provisions
                                                 ---------------------- ---------------------- ----------------------
GAAP capital, September 30, 1999                    $36,534
Add:  Unrealized losses on debt
        securities held for sale                        712
                                                 -----------
Tangible equity capital and ratio to
        adjusted total assets                       $37,246       9.0%      $ 6,201      1.5%      $ 8,268      2.0%
                                                 ---------------------- ---------------------- ----------------------
Tier 1 (Core) capital and ratio to
        adjusted total assets                       $37,246       9.0%     $ 16,536      4.0%     $ 20,670      5.0%
                                                 ---------------------- ---------------------- ----------------------
Tier 1 capital and ratio to
        risk weighted assets                        $37,246      14.2%     $ 10,528      4.0%     $ 15,793      6.0%
                                                            ----------- ---------------------- ----------------------
Tier 2 capital, allowance for loan losses               383
                                                 -----------
Total risk based capital and ratio to risk
        weighted assets, September 30 , 1999        $37,629      14.3%     $ 21,057      8.0%     $ 26,321     10.0%
                                                 ====================== ====================== ======================

The Bank may not declare or pay cash dividends to the Corporation if the effect would be to reduce GAAP capital below applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(15)     Concentration of Credit Risk (in thousands)

The Corporation is primarily engaged in originating mortgage, consumer and business loans in the Minnesota counties of McLeod, Dakota, Meeker, Wright, Carver, Washington and Sibley. The Bank offers fixed and adjustable rates of interest on these loans that have amortization terms ranging up to thirty years.

The Corporation had cash on deposit in a financial institution in excess of Federal deposit insurance limits of approximately $5,452 at September 30, 2000.

(16)     Financial Instruments (in thousands)

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and forward commitments to purchase securities. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amount of those instruments reflects the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss, in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are unused lines of credit and loan commitments that are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since some of the commitments may be expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case by case basis. The amount of collateral obtained, if it is deemed necessary, upon extension of credit is based on management's credit evaluation of the counter party. Collateral held varies, but may include, accounts receivable, inventory, property, plant and equipment and income producing commercial properties. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Typically, the Bank issues letters of credit to municipalities and generally does not require collateral for standby letters of credit.

Forward commitments to purchase securities and mortgages involve an agreement whereby the seller agrees to make delivery at a specified future date of a specified instrument and at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates.

Forward commitments to sell mortgages involve an agreement whereby the Bank and/or HMC agrees to make delivery at a specified future date of a specified loan, at a specified price or yield. Risks arise from the possible inability on counterparties to meet the terms of their contracts and from movements in loan values and interest rates.

A summary of the notional amounts of the Corporation's financial instruments at September 30, 2000 follows:

                         Commitments to extend credit      $   38,091
                            Standby letters of credit              37
                            Commitments to sell loans           3,327

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

The carrying value and fair value of the Corporation's financial assets and financial liabilities are as follows:

                                                                       September 30,
                                                        2000                                     1999
                                           -------------------------------------------------------------------------
                                            Carrying                 Fair             Carrying               Fair
                                              Value                  Value              Value                Value
                                           -------------------------------------------------------------------------
Financial Assets:
Cash & cash equivalents                       $  8,482             $  8,482            $ 19,265            $ 19,265
Investment securities                           49,367               47,948              52,015              51,077
Mortgage-backed and related securities          42,355               40,514              43,566              42,315
Loans held for sale                              3,191                3,191               5,334               5,334
Loans receivable, net                          341,813              341,374             278,290             278,977
Accrued interest receivable                      4,432                4,432               3,328               3,328
Life Insurance Policies                          5,743                5,743               6,835               6,835
Financial Liabilities:
Deposits                                       294,823              292,267             231,651             232,608
Borrowings                                     127,500              131,555             140,967             138,239


(17)     Effects of New Financial Accounting Standards

SFAS No. 133, "Accounting For Derivative Instruments and Hedging Activities" - issued June 1998, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 137 issued on July 7, 1999 deferred Statement 133's effective date until the fiscal year beginning October 1, 2000. On the date of adoption, the Corporation may transfer any held to maturity security into the available for sale category and then be able to designate the transferred security as a hedge item. Any unrealized holding gain or loss on transferred securities will be reported in net income or accumulated other comprehensive income. Management has determined its strategy for the adoption of Statement No. 133 and believes the adoption will not have a material effect on the financial statements.

SFAS No. 140 was issued September 29, 2000, as a replacement to SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Statement No. 140 is effective for transfers after March 31, 2001. It is effective for disclosures about securitizations and collateral, and for recognition and reclassification of collateral for fiscal year ending September 30, 2001. Adoption will not have a material effect on the financial statements.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(18)     Parent Only Condensed Financial Information (in thousands)

The information should be read in conjunction with the other Notes to Consolidated Financial Statements. Stockholder's equity differs from the consolidated statements by the amount of consolidating ESOP and MSP adjustments. The investment in the Bank subsidiary is carried net of the Bank's unrealized loss on securities available for sale.

                        STATEMENT OF FINANCIAL CONDITION

                                                                                              September 30,
                                                                                      ------------------------------
ASSETS                                                                                    2000             1999
                                                                                      -------------    -------------
        Cash and cash equivalents                                                         $  2,152          $   278
        Investment securities held to maturity                                                   -            1,570
        Investment in subsidiaries                                                          37,674           40,461
        Loan to Bank ESOP                                                                    1,268            1,628
        Other assets                                                                            12               67
                                                                                      -------------    -------------
                                                                                          $ 41,106         $ 44,004
                                                                                      =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY
        Other liabilities                                                                  $    73          $    51

        Stockholders' equity:
                     Common stock                                                              450              450
                     Additional paid in capital                                             43,391           43,292
                     Treasury stock                                                        (29,504)         (24,575)
                     Unearned MSP stock                                                       (458)            (528)
                     Retained earnings                                                      28,925           26,627
                     Accumulated other comprehensive (loss)                                 (1,771)          (1,313)
                                                                                      -------------    -------------
                                 Total stockholders' equity                                 41,033           43,953
                                                                                      -------------    -------------
                                                                                          $ 41,106         $ 44,004
                                                                                      =============    =============

                               STATEMENT OF INCOME

                                                                                  Years Ended September 30,
                                                                              2000           1999           1998
                                                                         ------------   ------------   ------------
Income:
Dividends from Bank Subsidiary                                               $ 6,000        $ 3,000        $ 4,500
Interest From:
              Bank's ESOP Plan                                                   142            159            193
              Investments                                                        133            180            309
                                                                               6,275          3,339          5,002
Expense:
       Non-Interest Expense                                                      400            462            615
                                                                         ------------   ------------   ------------
Income before income taxes and equity in undistributed
   net income of subsidiaries                                                  5,875          2,877          4,387
Income tax (benefit)                                                             (47)           (48)           (54)
                                                                         ------------   ------------   ------------
                                                                               5,922          2,925          4,441
Subsidiaries dividends received in excess of subsidiaries net income          (2,418)          (420)        (1,423)
                                                                         ------------   ------------   ------------
Net income                                                                   $ 3,504        $ 2,505        $ 3,018
                                                                         ============   ============   ============

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(18)     Parent Only Condensed Financial Information- Continued (in thousands)

                             STATEMENT OF CASH FLOWS

                                                                                Years Ended September 30,
                                                                         2000              1999             1998
                                                                      ------------     -------------     ------------
Cash flows from operating activities:
            Net Income                                                    $ 3,504           $ 2,505          $ 3,030
            Adjustments:
                        Subsidiaries dividends received in excess
                           of subsidiaries net income                       2,418               420            1,423
                       (Increase) decrease in other assets                     55               215            (123)
                        Increase (decrease)in other liabilities                22                 6               82
                        Other                                                  75                80              356
                                                                      ------------     -------------     ------------
Net cash provided by operations                                             6,074             3,226            4,768
                                                                      ------------     -------------     ------------

Cash flows from investing activities:
            Proceeds from maturities of investments                         1,570                 -            1,500
            Investment in Homeowners                                            -            (2,267)               -
            Proceeds from securities available for sale                         -                 -              411
                                                                      ------------     -------------     ------------
Net cash provided (used) by investing activities                            1,570            (2,267)           1,911
                                                                      ------------     -------------     ------------
Cash flows from financing activities:
            Payments received on ESOP bank loan                               360               360              360
            Purchases of treasury stock                                    (4,947)           (2,912)          (5,492)
            Proceeds from exercise of stock options                            23               336            1,315
            Payments of cash dividends                                     (1,206)           (1,381)          (1,358)
                                                                      ------------     -------------     ------------
Net cash used in financing activities                                      (5,770)           (3,597)          (5,175)
                                                                      ------------     -------------     ------------

Increase (decrease) in cash and cash equivalents                            1,874            (2,638)           1,504
Cash and cash equivalents:
            Beginning of year                                                 278             2,916            1,412
                                                                      ------------     -------------     ------------
            End of year                                                   $ 2,152            $  278          $ 2,916
                                                                      ============     =============     ============

(19)     Business Segments

The Corporation's reportable business segments are business units that offer different products and services that are marketed through different channels. In accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", the Corporation has identified its wholly-owned subsidiaries First Federal, fsb, (Bank) and Homeowners Mortgage Corporation
(HMC) as reportable business segments. Both segments operate and are managed independently.

The accounting policies and the nature of business of these segments are described in the summary of significant accounting policies (Note 1). Management evaluates segment performance based on segment profit or loss before income taxes and nonrecurring gains and losses, and returns on average assets and average equity. Transfers between segments are accounted for at market value.

Firstate Services, the Agency and FSF Financial Corporation (holding company), did not meet the quantitative thresholds for determining reportable segments and therefore are included in the "Other" category.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(19)     Business Segments- Continued (in thousands)
(20)

                                                         First       Homeowners                             Consolidated
                                                      Federal fsb  Mortgage Corp.    Other     Eliminations    Total
                                                   --------------------------------------------------------------------
As of and for the year ended September 30, 2000
        Interest income from external sources          $  32,565      $     180      $   132            -    $  32,877
        Non-interest income from external sources          2,708          1,134          982            -        4,824
        Intersegment interest income                         148              -        5,994       (6,142)           -
        Interest expense                                  19,760            141            -         (148)      19,753
        Provision for loan loss                              216              -            -            -          216
        Depreciation and Amortization                        553            123           45            -          721
        Other non-interest expense                         9,186          2,341        1,267         (815)      11,979
        Income tax expense (benefit)                       2,396           (162)          16            -        2,250
        Net Income (loss)                                  3,850           (334)       5,988       (6,000)       3,504
                                                   --------------------------------------------------------------------
        Total Assets                                   $ 464,880     $    4,559    $  38,452   $  (41,377)   $ 466,515
                                                   ====================================================================

As of and for the year ended September 30, 1999
        Interest income from external sources          $  29,061      $     171      $     8            -    $  29,240
        Non-interest income from external sources          2,189          2,180          890            -        5,259
        Intersegment interest income                         183              -        3,152       (3,335)           -
        Interest expense                                  18,079            301            -         (182)      18,198
        Provision for loan loss                              456              -            -            -          456
        Depreciation and Amortization                        454             99           42            -          595
        Other non-interest expense                         8,683          2,333        1,214         (404)      11,826
        Income tax expense (benefit)                       1,652             11           31            -        1,694
        Net Income (loss)                                  2,563            (64)       3,006       (3,000)       2,505
                                                   --------------------------------------------------------------------
        Total Assets                                   $ 413,391     $    6,210    $  43,058   $  (44,565)   $ 418,094
                                                   ====================================================================

As of and for the year ended September 30, 1998
        Interest income from external sources          $  29,667              -      $   314            -    $  29,981
        Non-interest income from external sources          1,758              -          511            -        2,269
        Intersegment interest income                           5              -        4,692       (4,697)           -
        Interest expense                                  18,494              -            -           (5)      18,489
        Provision for loan loss                              302              -            -            -          302
        Depreciation and Amortization                        355                          14                       369
        Other non-interest expense                         7,574                       1,014         (193)       8,395
        Income tax expense (benefit)                       2,036              -          (12)           -        2,024
        Net Income (loss)                                  3,013              -        4,517       (4,500)       3,030
                                                   --------------------------------------------------------------------
        Total Assets                                   $ 411,753              -    $  42,614   $  (38,135)   $ 416,232
                                                   ====================================================================

                  Selected Quarterly Financial Data (Unaudited)
                  For the Three Years Ended September 30, 2000

                                                     First        Second        Third        Fourth
                                                    Quarter      Quarter       Quarter       Quarter        Year
                                               ---------------------------------------------------------------------
Fiscal 2000
Interest income                                       $7,534       $7,797        $8,422        $9,124       $32,877
Interest expense                                       4,386        4,626         5,054         5,687        19,753
                                               ---------------------------------------------------------------------
Net Interest Income                                    3,148        3,171         3,368         3,437        13,124
Provision for loan losses                                 54           54            54            54           216
Gain on sale of assets                                   346          246           246           359         1,197
Net income                                              $821         $856          $954          $873        $3,504
Basic earnings per share                                0.32         0.35          0.41          0.39          1.46
Diluted earnings per share                              0.31         0.35          0.40          0.38          1.43
Cash dividends declared per share                     $0.125       $0.125        $0.125        $0.125         $0.50
Market range:
     High bid (1)                                     $12.38       $12.38        $13.00        $12.63        $13.00
     Low bid (1)                                      $11.81       $10.50        $10.45        $11.88        $10.50

Fiscal 1999
Interest income                                       $7,503       $7,242        $7,267        $7,408       $29,420
Interest expense                                       4,704        4,522         4,526         4,446        18,198
                                               ---------------------------------------------------------------------
Net Interest Income                                    2,799        2,720         2,741         2,962        11,222
Provision for loan losses                                114          114           114           114           456
Gain on sale of assets                                   700          573           624           444         2,341
Net income                                              $842         $693          $525          $445        $2,505
Basic earnings per share                                0.32         0.26          0.20          0.17          0.94
Diluted earnings per share                              0.30         0.25          0.19          0.17          0.90
Cash dividends declared per share                     $0.125       $0.125        $0.125        $0.125         $0.50
Market range:
     High bid (1)                                     $15.75       $15.50        $14.44        $14.13        $15.75
     Low bid (1)                                      $14.25       $13.56        $13.50        $11.75        $11.75

Fiscal 1998
Interest income                                       $7,364       $7,518        $7,554        $7,545       $29,981
Interest expense                                       4,548        4,591         4,657         4,703        18,499
                                               ---------------------------------------------------------------------
Net Interest Income                                    2,816        2,927         2,897         2,842        11,482
Provision for loan losses                                 45           75           107            75           302
Gain on sale of assets                                    15          107           130           108           360
Net income                                              $746         $810          $767          $707        $3,030
Basic earnings per share                                0.28         0.30          0.29          0.27          1.14
Diluted earnings per share                              0.26         0.28          0.27          0.25          1.05
Cash dividends declared per share                     $0.125       $0.125        $0.125        $0.125         $0.50
Market range:
     High bid (1)                                     $20.94       $20.88        $20.75        $18.50        $20.94
     Low bid (1)                                      $19.00       $19.50        $18.00        $13.38        $13.38

-----------------------------------------------

 (1) As reported by the Nasdaq Stock Market. Such over the counter quotations do not reflect inter dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions.