Form 10-K, Exhibit 13
period 2001-09-30
FSF FINANCIAL CORP
filed 2001-12-10
CIK 924370

CORPORATE PROFILE AND STOCK MARKET INFORMATION
--------------------------------------------------------------------------------


Corporate Profile

FSF Financial Corp. (the "Corporation") is the holding company for First Federal fsb ("First Federal") and Insurance Planners. Insurance Planners is an independent property and casualty insurance agency located in Hutchinson,
Minnesota. Additionally, on November 17, 1998, the Corporation acquired Homeowners Mortgage Corporation ("HMC"), a mortgage banking company located in Vadnais Heights, Minnesota. As of June 1, 2000, HMC became an operation subsidiary of First Federal (the "Bank") following regulatory approval.

First Federal's business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make a variety of loans. The Federal Deposit Insurance Corporation, subject to applicable limits, insures deposits with First Federal. At September 30, 2001, First Federal operated 11 retail-banking offices in Minnesota.

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

The number of stockholders of record of common stock as of the record date of November 30, 2001, was approximately 511. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At November 30, 2001, there were 2,805,887 shares issued and outstanding.

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

SELECTED FINANCIAL AND OATHER DATA FOR FSF FINANCIAL CORP.
----------------------------------------------------------------------------------------------------------------------

Financial Condition  (dollars in thousands)

Year Ended September 30,                                    2001         2000         1999         1998          1997
----------------------------------------------------------------------------------------------------------------------
Total assets                                           $ 473,631    $ 466,515    $ 418,094    $ 416,232     $ 388,135
Loans held for sale                                       12,082        3,191        5,334        2,672           204
Loans receivable, net                                    340,484      341,813      278,290      280,603       260,390
Mortgage-backed securities                                25,731       26,986       27,587       36,418        38,539
Mortgage-backed securities available for sale             27,481       15,369       15,979       16,574        16,699
Debt securities                                           12,420       18,393       19,937       24,412        37,876
Debt securities available for sale                         3,055       12,728       12,794        3,010         1,000
Equity securities available for sale                      17,946       18,246       19,284       19,459        19,311
Cash and cash equivalents (1)                             12,594        8,482       19,265       22,597         6,135
Savings deposits                                         312,541      294,823      231,651      226,542       208,246
Other borrowings                                         113,500      127,500      140,967      144,177       133,817
Stockholders' equity                                      41,941       39,765       42,325       42,518        43,362

Summary of Operations  (dollars in thousands)

Year Ended September 30,                                    2001         2000         1999         1998          1997
----------------------------------------------------------------------------------------------------------------------

Interest income                                        $  35,310    $  32,877    $  29,420    $  29,981     $  27,315
Interest expense                                          21,900       19,753       18,198       18,499        16,346
Net interest income                                       13,410       13,124       11,222       11,482        10,969
Provision for loan losses                                  1,077          216          456          302           120
Non-interest income                                        6,599        4,825        5,259        2,269         1,510
Non-interest expense                                      12,815       11,979       11,826        8,395         7,130
Net income                                                 3,733        3,504        2,505        3,030         3,124

Other Selected Data

Year Ended September 30,                                    2001         2000         1999         1998          1997
----------------------------------------------------------------------------------------------------------------------

Return on average assets                                    0.80%        0.81%        0.59%        0.74%         0.84%
Return on average equity                                    9.09%        8.54%        5.74%        6.94%         6.87%
Average equity to average assets                            8.86%        9.49%       10.26%       10.70%        12.25%
Net interest rate spread (2)                                2.77%        2.93%        2.39%        2.44%         2.54%
Non-performing assets to total assets                       0.65%        0.28%        0.13%        0.19%         0.15%
Allowance for loan losses to net loans                      0.44%        0.44%        0.48%        0.36%         0.33%
Basic earnings per share                               $    1.68    $    1.46    $    0.94    $    1.14     $    1.13
Diluted earnings per share                             $    1.61    $    1.43    $    0.90    $    1.05     $    1.04
Cash dividends declared per share                      $    0.60    $    0.50    $    0.50    $    0.50     $    0.50
Dividend payout ratio                                      34.90%       34.40%       53.10%       44.80%        45.20%

1 Consists of cash due from banks, interest-bearing deposits and other investments with original maturities of less than three months.
2. Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects" and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of integrating newly acquired businesses, the ability to control costs and expenses and general economic conditions. FSF Financial Corp. undertakes no obligation to publicly release the results of any revisions to those forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

The Corporation does not engage in any active business. The earnings of the Corporation depend primarily on the Bank's net interest income, and to a lesser extent, income from its recently acquired wholly owned subsidiaries: Insurance Planners (June 1998) and Homeowners Mortgage Corporation (November 1998). Net interest income is affected by the interest rates that the Bank receives from its loans and investments and by the interest rates that the Bank must pay for its sources of funds. The difference between the average rate of interest earned on assets and the average rate paid on liabilities is the "interest rate spread". When interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will produce net interest income.

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

Depending on the relationship between long-term and short-term interest rates, market conditions and consumer preferences, the Bank may place more emphasis on managing net interest margin rather than matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can provide high enough returns to justify the increased exposure to sudden and unexpected changes in interest rates.

Management attempts to reduce the Bank's interest rate risk by the way it structures its assets and liabilities. The Bank sells all fixed rate residential mortgages and retains for its portfolio residential mortgages with either adjustable interest rates or balloon provisions. These loans provide the Bank with a repricing time frame that is substantially shorter than the contractual term. During the 2001 fiscal year, the Bank originated $532,000 of single family mortgage loans that have initial fixed rates for terms of one to ten years and then adjust annually off a treasury index thereafter. The Bank also originated $1.7 million of single family mortgage loans that have a balloon payment due in three to seven years. Originations of construction and land development loans, which generally have a contractual maturity of two years or less, totaled $164.5 million. At September 30, 2001, the Bank had outstanding, $135.2 million of real estate mortgages that were adjustable rate, balloon or construction and land development loans, representing 38.3% of net loans and 28.5% of total assets.

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

The table that follows sets forth the amounts of interest-earning assets and interest bearing liabilities at September 30, 2001, which are expected to reprice or mature in each of the future time periods shown.

                        Analysis of Repricing Mechanisms

                                                                 Over One     Over Five
                                                     Within       to Five       to Ten       Over Ten
                                                    One Year       Years        Years         Years         Total
                                                ------------- ------------ ------------- ------------- ------------
                                                                      (Dollars in Thousands)
Interest-earning assets:
     Mortgage loans                                 $143,023     $ 47,614       $ 3,662      $ 17,433     $211,732
     Other loans                                      89,519       50,648         2,564           418      143,149
     Investment securities                            63,456       12,286         2,010        18,648       96,400
                                                ------------- ------------ ------------- ------------- ------------
Total interest-earning assets                        295,998      110,548         8,236        36,499      451,281
                                                ------------- ------------ ------------- ------------- ------------

Interest bearing liabilities:
     Non-interest bearing deposits                    18,895            -             -             -       18,895
     NOW and Super NOW accounts                       20,417            -             -             -       20,417
     Savings accounts                                 93,428            -             -             -       93,428
     Money market deposits accounts                    1,409            -             -             -        1,409
     Certificates                                    131,871       39,147         7,374             -      178,392
     Other borrowed money                             25,500       26,000        62,000             -      113,500
                                                ------------- ------------ ------------- ------------- ------------
Total interest-bearing liabilities                   291,520       65,147        69,374             -      426,041
                                                ------------- ------------ ------------- ------------- ------------

Interest sensitivity gap                             $ 4,478     $ 45,401    $  (61,138)     $ 36,499     $ 25,240
                                                ============= ============ ============= ============= ============

Cumulative interest sensitivity gap                  $ 4,478     $ 49,879    $  (11,259)     $ 25,240
                                                ============= ============ ============= =============
Cumulative ratio of interest-earning assets
  to interest-bearing liabilities                       1.02%        1.14%         0.97%         1.06%
                                                ============= ============ ============= =============
Cumulative ratio of cumulative interest
  sensitivity gap to total assets                       0.95%       10.53%        -2.38%         5.33%
                                                ============= ============ ============= =============

The previous table above indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms. The following assumptions have been used in calculating the values in the table: adjustable rate and balloon loans have a constant prepayment rate of 6.0%, mortgages held for sale are all set to reprice in three years or less, while remaining mortgages have prepayment rates ranging from 4.0% to 10.0%. Consumer loans have a prepayment rate that is constant over time at 19.0%, NOW checking, core savings deposits and money market deposits have an increasing decay ranging from 6.0% to 30.0%. Management utilizes its own assumptions and feels that these assumptions provide a reasonable estimate of actual experience.

Certain shortcomings are inherent in the method of analysis presented in the previous table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis over the life of the assets. Further, in the event of a change in interest rates, prepayment levels and decay rates on core deposits may deviate significantly from those assumed in calculating the table.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in market prices and rates. The Bank's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Bank's net interest income or the economic value of its portfolio of assets, liabilities and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Bank's primary market risk exposures and how those exposures are managed in fiscal 2001 have changed when compared to fiscal 2000. Market risk limits have been established by the Board of Directors based on the Bank's tolerance for risk.

The Bank primarily relies on its Net Portfolio Value Model (the "Model") to measure its susceptibility to interest rate changes. Net portfolio value ("NPV") is defined as the present value of expected cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus or minus the present value of net expected cash flows from existing off-balance sheet contracts. The Bank does not currently own any derivative financial instruments whose values are determined from underlying instruments or market indices and whose notional or contractual amounts would not be recognized in the financial statements. The Model estimates the current economic value of each type of asset, liability and off-balance sheet contract after various assumed instantaneous, parallel shifts in the Treasury yield curve both upward and downward.

The NPV Model uses an option based pricing approach to value one-to-four family mortgages, mortgages serviced by others and firm commitments to buy, sell or originate mortgages. This approach makes use of an interest rate simulation program to generate numerous random interest rate paths that, in conjunction with a prepayment model, are used to estimate mortgage cash flows. Prepayment options and interest rate caps and floors contained in mortgages and mortgage related securities introduce significant uncertainty in estimating the timing of cash flows for these instruments that warrants the use of this sophisticated methodology. All other financial instruments are valued using a static discounted cash flow method. Under this approach, the present value is determined by discounting the cash flows the instrument is expected to generate by the yields currently available to investors from an instrument of comparable risk and duration.

The following table sets forth the present value estimates of the Bank at September 30, 2001, as calculated by the NPV Model. The table shows the NPV of the Bank under rate shock scenarios of -300 to +300 basis points in increments of 100. As market rates increase, the market value of the Bank's large portfolio of mortgage loans and securities declines significantly and prepayments are slow. As rates decrease, the market value of mortgage loans and securities increase only modestly due to prepayment risk, periodic rate caps and other embedded options. Actual changes in market value will differ from estimated changes set forth in this table due to various risks and uncertainties.

Changes in Interest                 Net Portfolio Change                       NPV as % of Assets
  Rates in Basis        ---------------------------------------------    -------------------------------
Points (Rate Shock)      $ Amount        $ Change         Change %        NPV Ratio          Change
                        ------------    ------------    -------------    ------------    ---------------
                           (Dollars in thousands)

      +300 bp              $ 37,295         $(3,667)           (8.95) %          8.04 %         (65) bP
      +200 bp                38,469          (2,493)           (6.09)            8.24           (45) bp
      +100 bp                39,689          (1,273)           (3.11)            8.47           (22) bp
         0 bp                40,962               -                -             8.69             -  bp
      -100 bp                42,294           1,332             3.25             8.92            23  bp
      -200 bp                43,695           2,733             6.67             9.16            47  bp
      -300 bp                45,174           4,212            10.28             9.42            73  bp

This table shows that the Bank's economic value of equity would decrease with rising interest rates while increasing with falling interest rates. However, computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan repayments and deposit runoffs and may not be indicative of actual results. The computations do not reflect any actions the Bank may undertake in response to changes in interest rates because management cannot always predict future interest rates or their effect on the Bank. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market area interest rates. Additionally, certain assets, such as adjustable rate loans, have features that restrict changes in interest rates during the initial term and over the remaining life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable rate debt may decrease in the event of an interest rate increase.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense for the Corporation during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (changes in average volume multiplied by old rate), (2) changes in rates
(changes in rate multiplied by old average volume) and (3) total changes in rate/volume. The combined effects of changes in both volume and rate that cannot be separately identified have been allocated proportionately to the change due to volume and the change due to rate.

                                                 Increase (Decrease) Due To
                                         ------------------------------------------
                                                                Rate/
                                            Rate    Volume      Volume     Total
                                         ---------  -------    -------  -----------
Year Ended September 30, 2001 vs 2000:                 (In Thousands)
Interest income:
   Loans Receivable                      $   348    $ 3,147    $    44    $ 3,539
   Mortgage-backed securities               (356)        96        (13)      (273)
   Investment securities                    (506)      (393)        66       (833)
                                         -------    -------    -------    -------
      Total change in interest income       (514)     2,850         97      2,433

Interest expense:
   Savings accounts                          734      2,312        172      3,218
   FHLB Borrowings                           134     (1,198)        (7)    (1,071)
                                         -------    -------    -------    -------
      Total change in interest expense       868      1,114        165      2,147
                                         -------    -------    -------    -------
Net change in net interest income        $(1,382)   $ 1,736    $   (68)   $   286
                                         =======    =======    =======    =======

                                                                Rate/
                                            Rate    Volume      Volume     Total
                                         ---------  -------    -------  -----------
Year Ended September 30, 2000 vs 1999:               (In Thousands)
Interest income:
   Loans Receivable                      $ 1,228    $ 2,824    $   184    $ 4,236
   Mortgage-backed securities                545       (161)       (34)       350
   Investment securities                     519     (1,469)      (179)    (1,129)
                                         -------    -------    -------    -------
      Total change in interest income      2,292      1,194        (29)     3,457

Interest expense:
   Savings accounts                          622        691         62      1,375
   FHLB Borrowings                           616       (405)       (31)       180
                                         -------    -------    -------    -------
      Total change in interest expense     1,238        286         31      1,555
                                         -------    -------    -------    -------
Net change in net interest income        $ 1,054    $   908    $   (60)   $ 1,902
                                         =======    =======    =======    =======

Average Balances

The following table sets forth information relating to the Corporation's average yield on assets and average cost of liabilities for the periods indicated. The yields and costs are computed by dividing income or expense by the average balance of interest-earning assets and interest-bearing liabilities for the periods indicated. Average balances are derived from daily balances. Management does not believe that the use of month end balances has caused any material difference in the information presented.

                                             2001                         2000                           1999
                                          --------------------------------------------------------------------------------
                                                               Average                        Average                      Average
                                            Average    Income/  Yield/   Average    Income/   Yield/    Average   Income/  Yield/
                                            Balance    Expense   Cost    Balance    Expense    Cost     Balance   Expense   Cost
                                          ------------------------------------------------------------------------------------------

Interest Earning Assets                      (in thousands)                  (in thousands)                    (In thousands)
   Loans receivable (1)                   $ 344,470  $  30,636   8.89% $ 308,721  $  27,097    8.78%  $ 274,676 $  22,861   8.32%
   Mortgage-backed securities                44,791      2,395   5.35%    43,224      2,668    6.17%     46,398     2,318   5.00%
   Investment securities (2)                 50,262      2,279   4.53%    57,508      3,112    5.41%     87,987     4,241   4.82%
                                          ---------------------        ---------------------         ---------------------
      Total interest earning assets         439,523     35,310   8.03%   409,453     32,877    8.03%    409,061    29,420   7.19%
                                          ---------------------        ---------------------         ---------------------

Interest Bearing Liabilities
   NOW and money market accounts          $  35,305        266   0.75%    33,727        259    0.77%  $  31,670       289   0.91%
   Passbook savings                          87,064      3,491   4.01%    73,422      3,110    4.24%     58,463     1,896   3.24%
   Certificates of deposit                  176,336     11,069   6.28%   141,686      8,239    5.81%    142,811     8,048   5.64%
                                          ---------------------        ---------------------         ---------------------
      Total deposits                        298,705     14,826   4.96%   248,835     11,608    4.66%    232,944    10,233   4.39%
   FHLB advances and other borrowed funds   117,957      7,074   5.99%   138,213      8,145    5.89%    145,690     7,965   5.47%
                                          ---------------------        ---------------------         ---------------------
      Total interest bearing liabilities    416,662     21,900   5.26%   387,048     19,753    5.10%    378,634    18,198   4.81%
                                          ---------------------        ---------------------         ---------------------
Net Interest Income                                  $  13,410                    $  13,124                     $  11,222
                                                    ===========                  ===========                    ==========
Net Interest Rate Spread  (3)                                    2.77%                         2.93%                        2.39%
Net Interest Rate Margin  (4)                                    3.05%                         3.21%                        2.74%
Ratio of average interest earning assets
  to average interest bearing liabilities     1.05x                        1.06x                          1.10x
                                          ==========                   ==========                    ===========

1.   Average balances include non-accrual loans and loans held for sale.
2.   Includes interest-bearing deposits in other financial institutions.
3. Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
4. Net interest rate margin represents net interest income as a percentage of average interest-earning assets.

Changes in Financial Condition

General
Total assets increased from $466.5 million at September 30, 2000, to $473.7 million at September 30, 2001, an increase of $7.2 million or 1.5%. The Bank and HMC continued to experience good demand for loans and supplemented the internal loan origination ($348.1 million) with purchases of other loans ($27.3 million) that met the interest rate risk and credit risk criteria established by management.

Securities Available for Sale
Equity securities decreased by $300,000 due to the sale of excess FHLB stock and an increase in the market value of fund investments. Mortgage-backed and related securities available for sale increased by $12.1 million during the 2001 fiscal year as a result of additional security purchases and an increase in market value. Debt securities available for sale decreased $9.7 million due to maturities and call options being exercised. The net unrealized losses on securities available for sale decreased from $2.5 million at September 30, 2000 to $567,000 at September 30, 2001. This decrease was primarily due to the market rate of interest decreasing as compared to the contractual rate of interest.

Securities Held to Maturity
Debt securities held to maturity decreased from $18.4 million to $12.4 million at September 30, 2001, due to maturities and call options being exercised. Mortgage-backed securities held to maturity decreased from $27.0 million to $25.7 million during fiscal 2001, due to principal repayments. The net unrealized loss on securities held to maturity decreased from $3.3 million at September 30, 2000 to $75,000 at September 30, 2001. These decreases were primarily due to the market rate of interest declining as compared to the contractual rate of interest.

Loans Held for Sale
Net loans held for sale increased from $3.2 million at September 30, 2000 to $12.1 million at September 30, 2001. The Bank and HMC had firm commitments to sell these loans held for sale that were closed by September 30, 2001.

Loans Receivable
Net loans receivable decreased from $341.8 million at September 30, 2000 to $340.5 million at September 30, 2001. This decrease of $1.3 million was comprised of a decline in one-to-four family loans of $28.1 million and consumer and commercial loans of $9.8 million. This was partially offset by increases in other real estate mortgages ($5.1 million), net construction loans ($27.1 million) and agricultural loans ($6.1 million).

The compositions of the loans originated were indicative of the change in the Corporation's loan portfolio. During the last five years, one-to-four family residential mortgages decreased from 60.3% of all loans to 19.1%. The interest rate risk profile of residential mortgages causes the Bank to sell the majority of such loans in the secondary market. The diversification of the loan portfolio had a positive impact on the average yield, which increased to 8.89% for the year ended September 30, 2001, as compared to 8.78% in the prior year. See "Average Balances" on page 9.

Deposits
Total deposits increased by $17.7 million, or 6.0% during the 2001 fiscal year. The increase in deposits can be attributed to an increase in savings accounts ($13.3 million), an increase in demand deposits ($4.0 million) and an increase in certificates of deposit ($620,000). The increase in total deposits was accompanied by an increase in the weighted average cost of funds from 4.66% to 4.96% for the years ended September 30, 2000 and 2001, respectively. The increase in cost is primarily due to an increase in rates paid on certificates of deposit.

Borrowings
In addition to growth in deposits, borrowings may be utilized to fund the growth in assets. Management utilizes a least cost, at the margin approach to fund assets. As a result, borrowings are utilized as a funding source when it provides the least cost at the margin. FHLB advances are used to fund lending and investment activities, withdrawals from deposit accounts and other ordinary business activity. Borrowings decreased by $14.0 million dollars during fiscal 2001 due to principal payments. The Bank was able to fund lending and investments with loan repayments and deposit growth.

Stockholders' Equity
At September 30, 2001, total stockholders' equity increased $2.2 million to $42.0 million from $39.8 million at September 30, 2000. This increase was primarily due to stock repurchases of approximately 190,000 shares at an aggregate cost of $2.9 million ($15.32 average price per share) and dividends paid of $1.3 million offset by net income of $3.7 million for the period and an increase in accumulated other comprehensive income of $1.2 million.

Accumulated other comprehensive income increased as a result of changes in the net unrealized (loss) on the available for sale securities due to fluctuations in interest rates. Pursuant to generally accepted accounting principles, securities available for sale are recorded at current market value and net unrealized gains or losses on such securities are excluded from current earnings and reported net of income taxes as part of comprehensive income, until realized. Because of interest rate volatility, the Corporation's accumulated other comprehensive income could materially fluctuate for each interim period and year-end. Unrealized losses on investment securities available for sale will not affect the Corporation's net income until the securities are sold.

Comparison of Years Ended September 30, 2001 and 2000

Net Income
Net income increased to $3.7 million for the year ended September 30, 2001, from $3.5 million for the year ended September 30, 2000. The increase was primarily due to an increase in non-interest income of $1.8 million.

Interest Income
Total interest income increased $2.4 million to $35.3 million for the year ended September 30, 2001, from $32.9 million for the year ended September 30, 2000. Interest income on loans increased by $3.5 million from $27.1 million for the year ended September 30, 2000, to $30.6 million for the year ended September 30, 2001. This was a result of a $35.7 million increase in the average balance of loans receivable from $308.7 million at September 30, 2000, to $344.4 million at September 30, 2001. Furthermore, the average yield increased from 8.78% at September 30, 2000, to 8.89% at September 30, 2001. Interest income on mortgage-backed securities decreased from $2.7 million for the year ended September 30, 2000, to $2.4 million for the year ended September 30, 2001. The decrease was primarily the result of a decrease in average rate from 6.17% for the 2000 fiscal year to 5.35% for the 2001 fiscal year. The average balance of investment securities decreased by $7.2 million during the fiscal year and the yield decreased from 5.41% to 4.53%. The yield on interest-earning assets remained the same at 8.03% for the years compared. Interest income increased by $2.9 million as a result of increased volume during the year while the changes in rates caused interest income to decrease by $514,000 and the rate/volume change increased interest income by $97,000. Details are contained in the tables at pages 8 and 9.

Interest Expense
Total interest expense increased to $21.9 million for the 2001 fiscal year from $19.8 million for the 2000 fiscal year, as the average balance of total interest-bearing liabilities and the average cost of funds increased. The increased cost of deposits attendant to the growth of balances was approximately $2.3 million, while the increase associated with a change in interest rates was approximately $734,000. The cost associated with interest-bearing deposits increased from 4.66% for the year ended September 30, 2000 to 4.96% for the same period ended September 30, 2001. The cost associated with borrowed funds increased to 5.99% for fiscal 2001 as compared to 5.89% for fiscal 2000. $134,000 of the increase in the cost of borrowed funds was a result of increases in rates, while decreased volumes reduced interest expense by $1.2 million and $7,000 of the decrease was rate/volume related. Details are contained in the tables at pages 8 and 9.

Net Interest Income
Net interest income increased $286,000 during the 2001 fiscal year. Changes in interest rates caused a decrease in net interest income of $1.4 million, volumes accounted for an increase in net interest income of $1.7 million and rate/volume differences decreased $68,000.

Provision For Loan Losses
The allowance for losses on loans is maintained at a level which is considered by management to be adequate to absorb inherent losses on existing loans that may become uncollectible based on an evaluation of the collectibility, prior loss experience and market conditions. The evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay. The allowance for loan losses is established through a provision for loan losses charged to expense.

The Bank's loan loss provision increased from $216,000 for the year ended September 30, 2000 to $1.1 million for the year ended September 30, 2001. The
Bank's allowance for loan losses was $1.5 million at September 30, 2001. The allowance for loan losses represents 0.44% of net loans outstanding and 50.0% of total non-performing assets. During the fiscal year ended September 30, 2001, an agricultural loan in the Bank's loan portfolio experienced deterioration. A large portion of the loan was collateralized by stored corn, which due to the weather conditions caused spoilage to the corn. Management determined that the loan was impaired and recognized a $716,000 charge to earnings.

A loan is impaired when, based on current information and events, the Bank will be unable to collect all amounts contractually due under a loan agreement. When a loan is determined to be impaired, a valuation allowance is established based upon the difference between investment in the loan and the fair value of the collateral securing the loan. While the Bank maintains its allowance for loan losses at a level which it considers to be adequate, there can be no assurance that further additions will not be made to the loss allowances or that such losses will not exceed the estimated amounts.

Non-interest Income
Total non-interest income increased by $1.8 million to $6.6 million for the year ended September 30, 2001 from $4.8 million for the year ended September 30, 2000. Gains on loans sold increased from $1.2 million for fiscal year 2000 to $2.5 million for fiscal year 2001 and other service charges and fees increased from $765,000 for the year ended September 20, 2000 to $979,000 for the year ended September 30, 2001, primarily due to declining interest rates that helped boost the purchase and refinance markets. Service charges on deposit accounts increased $289,000 during the periods compared due to a combination of an increase in the number of accounts affected and an increase in the fees associated with deposit accounts.

Non-interest Expense
Total non-interest expense increased 6.7% to $12.8 million for the year ended September 30, 2001, from $12.0 million for the year ended September 30, 2000. Compensation and benefits increased $473,000 from $7.2 million for fiscal 2000 to $7.7 million for fiscal 2001. Occupancy and equipment expense increased $109,000, while deposit insurance premiums decreased $14,000. Professional fees increased from $378,000 for fiscal year 2000 to $401,000 for fiscal year 2001. Data processing increased $65,000 to $754,000 for the period ended September 30, 2001. Goodwill amortization during the year was $91,000 for HMC and $27,000 for the Agency.

Income Tax Expense
Income tax expense increased $134,000 for the year ended September 30, 2001 to $2.4 million for the year ended September 30, 2000. The increase was primarily due to a gain in pre-tax income of $363,000.

Comparison of Years Ended September 30, 2000 and 1999

Net Income
Net income increased to $3.5 million for the year ended September 30, 2000, from $2.5 million for the year ended September 30, 1999. The increase was primarily due to an increase in net interest income of $1.9 million.

Interest Income
Total interest income increased $3.5 million to $32.9 million for the year ended September 30, 2000, from $29.4 million for the year ended September 30, 1999. Interest income on loans increased by $4.2 million from $22.9 million for the year ended September 30, 1999 to $27.1 million for the year ended September 30, 2000. This was a result of a $34.0 million increase in the average balance of loans receivable from $274.7 million at September 30, 1999 to $308.7 million at September 30, 2000. Furthermore, the average yield increased from 8.32% at September 30, 1999, to 8.78% at September 30, 2000. Interest income on mortgage-backed securities increased from $2.3 million for the year ended September 30, 1999 to $2.7 million for the year ended September 30, 2000. The increase was primarily the result of an increase in average rate from 5.00% for the 1999 fiscal year to 6.17% for the 2000 fiscal year. The average balance of investment securities decreased by $30.5 million during the fiscal year and the yield increased from 4.82% to 5.41%. The yield on interest-earning assets increased from 7.19% for the year ended September 30, 1999 to 8.03% for the year ended September 30, 2000. Interest income increased by $1.2 million as a result of increased volume during the year while the changes in rates caused interest income to increase by $2.3 million and the rate/volume change decreased interest income by $29,000. Details are contained in the tables at pages 8 and 9.

Interest Expense
Total interest expense increased to $19.8 million for the 2000 fiscal year from $18.2 million for the 1999 fiscal year, as the average balance of total interest-bearing liabilities and the average cost of funds increased. The increased cost of deposits attendant to the growth of balances was approximately $691,000, while the increase associated with a change in interest rates was approximately $622,000. The cost associated with interest-bearing deposits increased from 4.39% for the year ended September 30, 1999, to 4.66% for the same period ended September 30, 2000. The cost associated with borrowed funds increased to 5.89% for fiscal 2000 as compared to 5.47% for fiscal 1999. $616,000 of the increase in the cost of borrowed funds was a result of increases in rates, while increased volumes reduced interest expense by $405,000 and $31,000 of the decrease was rate/volume related. Details are contained in the tables at pages 8 and 9.

Net Interest Income
Net interest income increased $1.9 million during the 2000 fiscal year. Changes in interest rates caused an increase in net interest income of $1.1 million, volumes accounted for an increase in net interest income of $908,000 and rate/volume differences decreased $60,000.

Provision For Loan Losses
The Bank's loan loss provision decreased from $456,000 for the year ended September 30, 1999 to $216,000 for the year ended September 30, 2000. The Bank's allowance for loan losses was $1.5 million at September 30, 2000. The allowance for loan losses represents .40% of total loans outstanding and 1.17% of total non-performing assets.

Non-interest Income
Total non-interest income decreased by $434,000 to $4.8 million for the year ended September 30, 2000 from $5.3 million for the year ended September 30, 1999. HMC was acquired on November 17, 1998, and as a result, the consolidated statements of income reflect twelve full months of income and expense for HMC in fiscal 2000 but only ten and a half months of income and expense for fiscal 1999. Gains on loans sold decreased from $2.3 million for fiscal year 1999 to $1.2 million for fiscal year 2000 and other service charges and fees decreased from $801,000 for the year ended September 20, 1999, to $765,000 for the year ended September 30, 2000, primarily due to rising interest rates that slowed down the purchase and refinance markets. Continued increases in interest rates could affect the ability to generate new loans. Service charges on deposit accounts increased $294,000 during the periods compared due to a combination of an increase in the number of accounts affected and an increase in the fees associated with deposit accounts.

Non-interest Expense
Total non-interest expense increased 1.7% to $12.0 million for the year ended September 30, 2000 from $11.8 million for the year ended September 30, 1999. Compensation and benefits decreased $158,000 from $7.4 million for fiscal 1999 to $7.2 million for fiscal 2000. Occupancy and equipment expense increased $93,000, while deposit insurance premiums decreased $63,000. Professional fees increased from $276,000 for fiscal year 1999 to $378,000 for fiscal year 2000. Data processing increased $45,000 to $689,000 for the period ended September 30, 2000, due to processing expense associated with increased delivery of electronic services to customers, the introduction of agricultural lending and the expansion of commercial lending. Goodwill amortization during the year was $91,000 for HMC and $27,000 for the Agency.

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

Operating activities used cash of $3.0 million during the year ended September 30, 2001 and provided cash of $6.9 million and $7.0 million during the years ended September 30, 2000 and 1999, respectively. In fiscal 2001, the cash flow in operating activities was influenced primarily by the change in loans held for sale and other assets and liabilities.

Investing activities provided $6.9 million during the year ended September 30, 2001 and used $61.0 million and $2.4 million during the years ended September 30, 2000 and 1999. The primary activity of the Bank is originating and purchasing loans and purchasing investment and mortgage-backed securities. The primary activity of HMC is originating and selling loans in the secondary mortgage market. During the years ended September 30, 2001, 2000 and 1999, the Corporation originated loans in the amount of $348.0 million ($171.1 million were originated by HMC), $262.7 million and $260.7 million. The net loan originations and principal payments on loans used $32.3 million in 2000 and provided $25.9 million and $40.0 million in 2001 and 1999, respectively. The purchase of loans used $27.3 million, $32.4 million and $40.9 million in fiscal 2001, 2000 and 1999 and was largely comprised of commercial business loans that represented participation interests with other financial institutions. The Bank also sold a participation in a development loan in fiscal year 2001 for $1.6 million. Purchase of investment and mortgage-backed securities held to maturity used $1.2 million in 1999. Maturities, principal payments or the exercise of call provisions by the issuers of such securities provided $7.3 million, $2.2 million and $14.5 million for the years ended September 30, 2001, 2000 and 1999. Purchase of investment securities available for sale used $13.9 million, $50,000 and $13.0 million and maturities or the exercise of call provision by the issuers of such securities provided $13.3 million, $0 and $3.0 for the years ended September 30, 2001, 2000 and 1999. Other investment activities included the sale of REO property, the purchase of equipment and property improvements and the net cash acquisition of HMC. For the fiscal year 1999, the Bank acquired corporate owned insurance policies in the amount of $5.5 million.

For the year ended September 30, 2001, $17.7 million in cash was provided as a result of an increase in deposits and net cash of $14.0 million was paid on FHLB advances. The purchase of treasury stock and dividends on common stock used $2.5 million and $1.3 million, respectively. During the fiscal year ended September 30, 2000, $63.2 million in cash was provided as a result of an increase in deposits and net cash of $13.5 million was paid on FHLB advances. The purchase of treasury stock used $4.9 million and dividends on common stock used $1.2 million during the 2000 fiscal year. Basic and diluted earnings per share for the year ended September 30, 2001, were $1.68 and $1.61, correspondingly. A portion of the earnings per share was a result of the purchase of treasury stock during the fiscal year. Financing activities provided $207,000 during the year ended September 30, 2001 and provided $43.4 million and used $7.9 million in cash during the years ended September 30, 2000 and 1999.

The Bank's liquidity is a measure of its ability to fund loans, pay withdrawals of deposits and other cash outflows in an efficient and cost effective manner. The Bank's primary sources of funds are deposits and the scheduled amortization and prepayments of loan and mortgage-backed security principal. During the past several years the Bank has used such funds primarily to fund maturing time deposits, pay savings withdrawals, fund lending commitments, purchase new investments and increase liquidity. The Bank funds its operations internally and as needed with borrowed funds from the FHLB. As of September 30, 2001, such borrowed funds totaled $113.5 million. While loan repayments and maturing investments and mortgage-backed securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed security prepayments are
greatly   influenced  by  general  interest  rates,   economic   conditions  and
competition.

The amount of certificate accounts that are scheduled to mature during the twelve months ending September 30, 2002 is approximately $131.9 million. To the extent that these deposits do not remain at the Bank upon maturity, the Bank believes that it can replace these funds with deposits, current excess liquidity and FHLB advances or outside borrowings. It has been the Bank's experience that substantial portions of such maturing deposits remain at the Bank.

At September 30, 2001, the Bank and HMC had commitments to extend credit of $35.0 million. Funds required to fill these commitments are derived primarily from FHLB borrowings, current excess liquidity, deposit inflows, loan sales and loan and security repayments.

OTS regulations require the Bank to maintain core capital of 4.0% of assets, of which 2.0% must be tangible equity capital, excluding goodwill. The Bank is also required to maintain risk-based capital equal to 8.0% of total risk-based assets. The Bank's regulatory capital exceeded its tangible equity, tier 1 (risk-cased), tier 1 (core) and risk-based capital requirements by 6.4%, 3.9%, 6.8% and 2.8%, respectively.

The Bank's risk-based capital increased from $36.1 million to $37.2 million during the year ended September 30, 2001. This was primarily due to the Bank's earnings of $3.9 million less the $3.0 million dividend paid by the Bank to the Corporation.

Management believes that under current regulations, the Bank will continue to meets its minimum capital requirements in the foreseeable future. Events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in areas in which the Bank operates could adversely affect future earnings and as a result, the ability of the Bank to meet its future minimum capital requirements.

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


We have audited the accompanying consolidated statement of financial condition of FSF Financial Corp. and Subsidiaries (the Corporation) as of September 30, 2001 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for fiscal year ended September 30, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Corporation as of September 30, 2000 and for the years ended September 30, 2000 and 1999 were audited by Bertram Cooper & Co., LLP (whose practice became part of Larson Allen Weishair & Co., LLP effective November 1, 2001), whose report dated October 25, 2000 expressed an unqualified opinion of those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FSF Financial Corp. and Subsidiaries as of September 30, 2001 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.





/s/Larson, Allen, Weishair & Co., LLP

Larson, Allen, Weishair & Co., LLP
Waseca, Minnesota
November 20, 2001

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (IN THOUSANDS, except shares)
------------------------------------------------------------------------------------------

                                                                        September 30,
                                                                    ----------------------
                                                                       2001         2000
                                                                    ----------------------
                                                                        (In thousands)
                                     ASSETS
                                     ------
Cash and cash equivalents                                           $  12,594    $   8,482
Securities available for sale, at fair value:
     Equity securities                                                 17,946       18,246
     Mortgage-backed and related securities                            27,481       15,369
     Debt securities                                                    3,055       12,728
Securities held to maturity, at amortized cost:
     Debt securities (Fair value of $12,490 and $16,974)               12,420       18,393
     Mortgage-backed and related securities
       (Fair value of $25,586 and $25,145)                             25,731       26,986
Loans held for sale                                                    12,082        3,191
Loans receivable, net                                                 340,484      341,813
Foreclosed real estate                                                    126          321
Accrued interest receivable                                             4,777        4,432
Premises and equipment                                                  5,439        5,514
Other assets                                                           11,496       11,040
                                                                    ----------------------

          Total assets                                              $ 473,631    $ 466,515
                                                                    ======================

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
Liabilities:
     Demand deposits                                                $  40,721    $  36,964
     Savings accounts                                                  93,428       80,087
     Certificates of deposit                                          178,392      177,772
                                                                    ----------------------
          Total deposits                                              312,541      294,823

     Federal Home  Loan Bank borrowings                               113,500      127,500
     Advances from borrowers for taxes and insurance                      497          658
     Other liabilities                                                  5,152        3,769
                                                                    ----------------------
          Total liabilities                                           431,690      426,750

Stockholders' equity:
     Serial preferred stock, no par value 5,000,000 shares
       authorized, no shares issued                                         -            -
     Common stock, $.10 par value 10,000,000 shares authorized,
       4,501,277 and 4,501,277 shares issued                              450          450
     Additional paid in capital                                        43,184       43,391
     Retained earnings, substantially restricted                       31,355       28,925
     Treasury stock at cost (2,194,803 and 2,094,822 shares)          (31,146)     (29,504)
     Unearned ESOP shares at cost (90,863 and 126,823 shares)            (909)      (1,268)
     Unearned MSP stock grants at cost (42,564 and 42,964 shares)        (453)        (458)
     Accumulated other comprehensive (loss)                              (540)      (1,771)
                                                                    ----------------------
          Total stockholders' equity                                   41,941       39,765
                                                                    ----------------------

          Total liabilities and stockholders' equity                $ 473,631    $ 466,515
                                                                    ======================

        The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS, except per share amounts)
-------------------------------------------------------------------------------------------------------------------

                                                                     Years Ended September 30,
                                                                 --------------------------------
                                                                   2001        2000        1999
                                                                 --------------------------------
                                                                          (In thousands)
Interest income:
     Loans receivable                                            $ 30,636    $ 27,097    $ 22,861
     Mortgage-backed and related securities                         2,395       2,668       2,318
     Investment securities                                          2,279       3,112       4,241
                                                                 --------------------------------
          Total interest income                                    35,310      32,877      29,420
                                                                 --------------------------------
Interest expense:
     Deposits                                                      14,826      11,608      10,233
     Borrowed funds                                                 7,074       8,145       7,965
                                                                 --------------------------------
          Total interest expense                                   21,900      19,753      18,198
                                                                 --------------------------------
          Net interest income                                      13,410      13,124      11,222
     Provision for loan losses                                      1,077         216         456
                                                                 --------------------------------
          Net interest income after provision for loan losses      12,333      12,908      10,766
                                                                 --------------------------------
Non-interest income:
     Gain (loss) on loans- net                                      2,499       1,197       2,341
     Other service charges and fees                                   979         765         801
     Service charges on deposit accounts                            1,551       1,262         968
     Commission income                                              1,145       1,108         946
     Other                                                            425         493         203
                                                                 --------------------------------
          Total non-interest income                                 6,599       4,825       5,259
                                                                 --------------------------------
Non-interest expense:
     Compensation and benefits                                      7,705       7,232       7,390
     Occupancy and equipment                                        1,515       1,406       1,313
     Deposit insurance premiums                                        57          71         134
     Data processing                                                  754         689         644
     Professional fees                                                401         378         276
     Other                                                          2,383       2,203       2,069
                                                                 --------------------------------
          Total non-interest expense                               12,815      11,979      11,826
                                                                 --------------------------------
          Income before provision for income taxes                  6,117       5,754       4,199
Income tax expense                                                  2,384       2,250       1,694
                                                                 --------------------------------
          Net income                                                3,733       3,504       2,505
                                                                 ================================

Basic earnings per share                                         $   1.68    $   1.46    $   0.94
Diluted earnings per share                                       $   1.61    $   1.43    $   0.90



FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (IN THOUSANDS)
----------------------------------------------------------------------------------------------------

Net Income                                                       $  3,733    $  3,504    $  2,505
Other comprehensive income
     Unrealized gains (losses) on securities
       Unrealized holding gains (losses) arising during period      1,966        (736)       (976)
       Tax benefit (expense)                                         (735)        278         324
                                                                 --------------------------------
      Other comprehensive income (loss) after tax                   1,231        (458)       (652)
                                                                 --------------------------------
Comprehensive income                                             $  4,964    $  3,046    $  1,853
                                                                 ================================


        The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY  (IN THOUSANDS, except per share amounts)
-------------------------------------------------------------------------------------------------------------------

                                                        Unallocated                        Accumulated
                                             Retained      Common     Unearned                 Other
                                  Additional Earnings       Stock      Stock               Comprehensive
                         Common    Paid-in Substantially   Held by   Acquired by  Treasury     Income
                         Stock     Capital  Restricted      ESOP       MSP          Stock      (Loss)       Total
                       --------------------------------------------------------------------------------------------
Balance,
  September 30, 1998   $    450   $ 43,382    $ 25,451    $ (1,988)   $   (818)   $(23,298)   $   (661)   $ 42,518
    Net earnings              -          -       2,505           -           -           -           -       2,505
  Treasury stock
    acquired                  -          -           -           -           -      (2,912)          -      (2,912)
  Stock issued for
    stock options             -       (145)          -           -           -         509           -         364
  Amortization of
    MSP shares                -         54           -           -         290           -           -         344
  Common stock
    dividends ($0.50
    per share)                -          -      (1,329)          -           -           -           -      (1,329)
  Purchase of
    subsidiary                -       (109)          -           -           -       1,126           -       1,017
  Allocated ESOP
    shares                    -        110           -         360           -           -           -         470
  Other
    comprehensive
    income                    -          -           -           -           -           -        (652)       (652)
                       --------   --------    --------    --------    --------    --------    --------    --------
Balance,
  September 30, 1999        450     43,292      26,627      (1,628)       (528)    (24,575)     (1,313)     42,325
  Net earnings                -          -       3,504           -           -           -           -       3,504
  Treasury stock
    acquired                  -          -           -           -           -      (4,947)          -      (4,947)
  Stock issued for
    stock options             -          -           -           -           -          18           -          18
  Amortization of
    and tax on MSP
    shares                    -         18           -           -          70           -           -          88
  Common stock
    dividends (0.50
    per share)
                              -          -      (1,206)          -           -           -           -      (1,206)
  Allocated ESOP
    shares                    -         81           -         360           -           -           -         441
  Other
    comprehensive
    income                    -          -           -           -           -           -        (458)       (458)
                       --------   --------    --------    --------    --------    --------    --------    --------
Balance,
  September 30, 2000        450     43,391      28,925      (1,268)       (458)    (29,504)     (1,771)     39,765
  Net earnings                -          -       3,733           -           -           -           -       3,733
  Treasury stock
    acquired                  -          -           -           -           -      (2,488)          -      (2,488)
  Stock issued for
    stock options             -       (330)          -           -           -         846           -         516
  Amortization of
    and tax on MSP
    shares                    -          5           -           -           5           -           -          10
  Common stock
    dividends (0.60
      per share)              -          -      (1,303)          -           -           -           -      (1,303)
  Allocated ESOP
    shares                    -        118           -         359           -           -           -         477
  Other
    comprehensive
    income                    -          -           -           -           -           -       1,231       1,231
                       --------   --------    --------    --------    --------    --------    --------    --------
Balance,
  September 30, 2001   $    450   $ 43,184    $ 31,355    $   (909)   $   (453)   $(31,146)   $   (540)   $ 41,941
                       ========   ========    ========    ========    ========    ========    ========    ========

        The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
----------------------------------------------------------------------------------------------------
                                                                       Years Ended September 30,
                                                                 -----------------------------------
                                                                    2001         2000         1999
                                                                 -----------------------------------
Cash flows from operating activities:
     Net income                                                  $   3,733    $   3,504    $   2,505
     Adjustments to reconcile net income to net cash
       provided by operating activities:
     Depreciation                                                      658          603          490
     Net amortization of discounts and premiums on securities
       held to maturity                                                (39)         (40)         (37)
     Provision for loan losses                                       1,077          216          456
     Net market value adjustment on ESOP shares                        117           71          128
     Amortization of ESOP and MSP stock compensation                   445          451          656
     Amortization of intangibles                                       118          118          105
     Net gain on sale of assets                                        (30)        (126)         (11)
     Net loan fees deferred and amortized                               64         (203)        (134)
     Loans originated for sale                                    (138,136)     (52,221)    (131,586)
     Loans sold                                                    129,245       54,364      134,539
     (Increase) decrease in:
       Accrued interest receivable                                    (345)      (1,104)        (234)
       Other assets                                                   (649)        (435)         (95)
     Increase (decrease) other liabilities                             724        1,699          216
                                                                 -----------------------------------
Net cash provided (used) by operating activities                    (3,018)       6,897        6,998
                                                                 -----------------------------------
Cash flows from investing activities:
     Loan originations and principal payments on loans, net         25,925      (32,349)      40,038
     Purchase of loans                                             (27,337)     (32,417)     (40,883)
     Loan participations sold                                        1,600          851        3,000
     Principal payments on securities held to maturity               1,260          604       10,002
     Purchase of mortgage related securities held to maturity            -            -       (1,161)
     Purchase of securities available for sale                     (13,938)         (50)     (12,987)
     Proceeds from FHLB stock redeemed                                 450        1,038            -
     Proceeds from maturities of securities available for sale      13,321            -        3,000
     Proceeds from maturities of securities held to maturity         6,000        1,570        4,500
     Investment in foreclosed real estate                               (6)          (7)         (38)
     Proceeds from sale of REO                                         231          428          500
     Purchase paid up life insurance policies                            -            -       (5,495)
     Proceeds from sale of fixed assets                                  -          157            -
     Acquisition of Homeowners, net of cash acquired                     -            -       (1,245)
     Purchase of equipment and property improvements                  (583)        (872)      (1,677)
                                                                 -----------------------------------
Net cash provided (used) by investing activities                 $   6,923    $ (61,047)   $  (2,446)
                                                                 -----------------------------------

        The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS CONTINUED (IN THOUSANDS)
-----------------------------------------------------------------------------------------------------------

                                                                             Years Ended September 30,
                                                                        -----------------------------------
                                                                           2001         2000         1999
                                                                        -----------------------------------
Cash flows from financing activities:
     Net increase in deposits                                           $  17,718    $  63,176    $   5,109
     FHLB Advances                                                         26,000       88,000            -
     Payments on FHLB Advances                                            (40,000)    (101,467)      (3,210)
     Net short term borrowings                                                  -         (200)      (5,726)
     Net increase (decrease) in mortgage escrow funds                        (160)         (12)        (152)
     Treasury stock purchased                                              (2,488)      (4,947)      (2,912)
     Dividends on common stock                                             (1,303)      (1,206)      (1,329)
     Proceeds from exercise of stock options                                  440           23          336
                                                                        -----------------------------------
Net cash provided (used) by financing activities                              207       43,367       (7,884)
                                                                        -----------------------------------

Net increase in cash and cash equivalents                                   4,112      (10,783)      (3,332)

Cash and cash equivalents:
     Beginning of year                                                      8,482       19,265       22,597
                                                                        -----------------------------------
     End of period                                                      $  12,594    $   8,482    $  19,265
                                                                        ===================================

Supplemental disclosures of cash flow information: Cash payments for:
        Interest on advances and other borrowed money                   $   7,074    $   8,144    $   7,980
        Interest on deposits                                               14,044       10,828        9,588
        Income taxes                                                        2,830        1,963        1,443

Supplemental schedule of non-cash investing and
     financing activities:
     Reinvested amounts of capital gains and dividends
           from mutual fund investments                                 $      69    $      72    $      80
     Foreclosed real estate                                                   339          378          197
     Acquisition of Homeowners Mortgage Corporation non-cash
           asset, net of assumed liabilities                                    -            -        1,037


        The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONDOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001, 2000 AND 1999
--------------------------------------------------------------------------------


(1)      Description of Business and Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of FSF Financial Corp. (the "Corporation") and its wholly owned subsidiaries, Insurance Planners of Hutchinson, Inc. (the "Agency") and First Federal fsb (the "Bank"). Firstate Services and Homeowners Mortgage Corporation ("HMC") are wholly owned subsidiaries of the Bank. All significant inter-company accounts and transactions have been eliminated in consolidated financial statements that have been prepared in conformity with accounting principles generally accepted in the United States of America.

Nature of Business
The Corporation is a holding company whose subsidiaries provide financial services. The Bank is a community financial institution attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make mortgage, construction, consumer, commercial and agricultural loans. At September 30, 2001, the Bank operated 11 retail-banking offices in Minnesota. The Bank is subject to significant competition from other financial institutions and is also subject to regulation by certain federal agencies, therefore undergoing periodic examinations by those regulatory authorities. The Agency is a property and casualty insurance company. HMC is a mortgage banking entity located in Vadnais Heights, MN., which originates and sells residential mortgage loans.

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

Cash Equivalents (In thousands)
For purposes of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments with original maturities of three months or less and money market funds to be cash equivalents. Cash and cash equivalents include interest-bearing deposits of $9,767 and $5,552 at September 30, 2001 and 2000, respectively.

Debt and Equity Securities
The  Corporation   classifies  its  investments,   including  marketable  equity
securities, mortgage-backed securities and mortgage related securities, in one of three categories:

         Trading Account Securities
         Securities held principally for resale in the near term are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included in other income. The Corporation did not hold any trading securities during the three fiscal years ended September 30, 2001.

         Securities Held to Maturity
         Debt securities, which the Corporation has the positive intent and ability to hold to maturity, are reported at cost and adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Unrealized losses on held to maturity securities reflecting a decline in value judged to be other than temporary are charged to income.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

         Securities Available for Sale
         Available for sale securities consist of equity securities and certain debt securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of income taxes on available for sale securities, are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of available for sale securities are determined using the specific identification method. Any decision to sell available for sale securities would be based on various factors, including movements in interest rates, changes in the maturity mix of the Corporation's assets and liabilities, liquidity demands, regulatory capital considerations and other similar factors. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized losses on available for sale securities reflecting a decline in value judged to be other than temporary are charged to income.

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

Mortgage Loan Servicing Rights
The Bank has established accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the Bank and the de-recognition of financial assets and liabilities when control is extinguished. Liabilities and derivatives incurred or obtained in conjunction with the transfer of financial assets are measured at fair value, if practicable. Servicing assets and other retained interest in transferred assets are measured by allocating the carrying amount between the assets sold and the interest retained, based on their relative fair value.

Mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing revenues. Impairment of mortgage servicing rights are assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The Bank evaluates the mortgage servicing rights strata for impairment by estimating the fair value based on anticipated future net cash flows, taking into consideration prepayment predictions. The predominant characteristics used as the basis for stratifying are loan types, period of origination and interest rates. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Foreclosed Real Estate
Real estate properties acquired through or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of the carrying amount or the fair value minus the estimated costs to sell. Revenue and expenses from operations and changes to the valuation allowance are included in operations.

Goodwill
The excess of the purchase price over the fair value of assets acquired (goodwill) in business combinations accounted for by the purchase method is amortized using the straight-line method over twenty-five years. Goodwill is evaluated for impairment based on all operations that it directly benefits using the undiscounted cash flow method.

Advertising Costs (in thousands)
The Corporation expenses all advertising costs as incurred. Advertising expense totaled $348, $268 and $242 for the years ended September 30, 2001, 2000 and 1999, respectively.

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

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued


Stock Based Compensation
The Corporation has adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation." As allowed by SFAS No. 123, the Corporation has elected to continue using the accounting methods prescribed by the Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations, which measure compensation cost using the intrinsic value method. See Note 9 for the impact of the fair value of employee stock based compensation plans on net income and earnings per share on a pro-forma basis for awards granted after October 1, 1995.

Comprehensive Income
Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under generally accepted accounting principles, is excluded from net income. For the Corporation, such items consist of unrealized gains and losses on securities available for sale.

Fair Values of Financial Instruments
The Corporation in estimating fair values of financial instruments as disclosed herein used the following methods and assumptions:

Cash and cash equivalents- the carrying value of cash and cash equivalents approximate fair value.
Debt and equity  securities- fair values of debt and equity securities have been estimated using quoted market prices.
Loans receivable-  for variable  rate loans, loans with balloon  maturities  and loans with relatively near term maturities (such as consumer installment loans) carrying values approximate fair values. The fair value of long term fixed rate loans has been estimated using present value cash flows, discounted at a rate approximating current market rates and giving consideration to estimated prepayment risk and credit loss factors. The estimated fair value of loans held for sale is based on quoted market prices of similar instruments trading in the secondary market.
Originated  mortgage  servicing  rights-  the  carrying  amounts  of  originated mortgage servicing rights approximate fair values.
Accrued interest- the carrying amounts of accrued interest receivable approximate their fair values.
Life Insurance policies- cash value of the policies approximates fair value. Deposit liabilities- the fair values of demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values of fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.
Short term borrowings-  the carrying  amounts of advances  from the Federal Home
     Loan Bank (FHLB) of Des Moines maturing within 90 days approximate their fair values.
Long term borrowings- the carrying amounts of long term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.
Off-balance sheet items- fair value for off-balance sheet lending commitments are based on fees currently charges to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties credit standings. The carrying value and fair value of commitments to extend credit are not considered material for disclosure.

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

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued


(2)      Debt and Equity Securities (in thousands)

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at September 30, are presented as follows:

                                                                             September 30, 2001
                                                -------------------------------------------------------------------------------
                                                                          Gross               Gross
                                                    Amortized          Unrealized           Unrealized             Fair
                                                      Cost                Gains               Losses               Value
                                                ------------------  ------------------   -----------------   ------------------
Available for sale securities:
     Equity securities
           Fund Investments                           $    12,522          $        -          $      501          $    12,021
           Stock in FHLB                                    5,925                   -                   -          $     5,925
                                                ------------------  ------------------   -----------------   ==================
                      Total                           $    18,447          $        -          $      501          $    17,946
                                                ==================  ==================   =================   ==================

     Mortgage backed securities:
           REMICs                                     $    27,602          $      162          $      283          $    27,481
                                                ==================  ==================   =================   ==================

     Debt Securities:                                 $     3,000          $       55          $        -          $     3,055
                                                ==================  ==================   =================   ==================

Held to maturity securities:
     Debt securities:
           U.S. Government and Agency                 $    12,420          $      298          $      228          $    12,490
                                                ==================  ==================   =================   ==================
     Mortgage backed securities:
           REMICs                                     $    24,970          $      150          $      320          $    24,800
           FNMA certificates                                  741                  25                   -          $       766
           Other certificates                                  20                   -                   -          $        20
                                                ------------------  ------------------   -----------------   ------------------
                      Total                           $    25,731          $      175          $      320          $    25,586
                                                ==================  ==================   =================   ==================

The amortized cost of debt and mortgage-backed securities at September 30, 2001 included unamortized premiums of $201 and unaccreted discounts of $246, respectively.

                                                                             September 30, 2000
                                                -------------------------------------------------------------------------------
                                                                            Gross               Gross
                                                      Amortized          Unrealized           Unrealized             Fair
                                                        Cost                Gains               Losses               Value
                                                ------------------  ------------------   -----------------   ------------------
Available for sale securities:
     Equity securities
           Fund Investments                           $    12,522          $        -          $      651          $    11,871
           Stock in FHLB                                    6,375                   -                   -          $     6,375
                                                ------------------  ------------------   -----------------   ==================
                      Total                           $    18,897          $        -          $      651          $    18,246
                                                ==================  ==================   =================   ==================

     Mortgage backed securities:
           REMICs                                     $    16,981          $        -         $     1,612          $    15,369
                                                ==================  ==================   =================   ==================

     Debt Securities:                                 $    12,998          $        -          $      270          $    12,728
                                                ==================  ==================   =================   ==================

Held to maturity securities:
     Debt securities:
           U.S. Government and Agency                 $    18,393          $      106         $     1,525          $    16,974
                                                ==================  ==================   =================   ==================
     Mortgage backed securities:
           REMICs                                     $    25,992          $       80         $     1,919          $    24,153
           FNMA certificates                                  970                   -                   2          $       968
           Other certificates                                  24                   -                   -          $        24
                                                ------------------  ------------------   -----------------   ------------------
                      Total                           $    26,986          $       80         $     1,921          $    25,145
                                                ==================  ==================   =================   ==================

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

The amortized cost of debt and mortgage backed securities at September 30, 2000 includes unamortized premiums of $208 and unaccreted discounts of $305, respectively.

There were no sales of securities during the past three years as presented.

The scheduled maturities of securities held to maturity and securities (other than equity securities) available for sale at September 30, 2001 are as follows:

                                                              Held to Maturity                    Available for Sale
                                                                 Securities                           Securities
                                                     -----------------------------------  -----------------------------------
                                                        Amortized            Fair            Amortized            Fair
                                                          Cost              Value              Cost              Value
                                                     ----------------  -----------------  ----------------  -----------------
Due in one year or less                                    $       -          $       -         $       -          $       -
Due from one to five years                                     9,221              9,278             3,000              3,055
Due from five to ten years                                     2,013              1,815                 -                  -
Due after ten years                                           26,917             26,983            27,602             27,481
                                                     ----------------  -----------------  ----------------  -----------------
          Total                                           $   38,151         $   38,076        $   30,602         $   30,536
                                                     ================  =================  ================  =================

For purposes if this maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted average contractual maturities of underlying collateral. Mortgage-backed securities may mature earlier than their weighted average contractual maturities because of principal prepayments. Debt and mortgage-backed securities carried at approximately $21.0 million at September 30, 2001 and $22.0 million at September 30, 2000 were pledged to secure public deposits and for other purposes required or permitted by law.

(3)      Loans Receivable (in thousands)

Loans receivable are summarized as follows:

                                                                     September 30,
                                                       ----------------------------------------
                                                              2001                 2000
                                                       -------------------  -------------------
First mortgage loans:
     Secured by 1-4 family residences                        $     69,708         $     97,843
     Secured by other properties                                   48,322               43,133
     Construction and land development loans                      154,855               94,982
                                                       -------------------  -------------------
                                                                  272,885              235,958
     Less:
          Un-disbursed portion of construction
            and land development loans                            (73,235)             (36,864)
          Net deferred loan origination fees                       (1,060)                (988)
                                                       -------------------  -------------------
                    Subtotal first mortgage loans                 198,590              198,106
Consumer and other loans:
     Consumer loans                                                39,315               43,198
     Home equity and second mortgages                              29,991               28,106
     Commercial                                                    23,908               29,831
     Agricultural loans                                            49,935               43,829
                                                       -------------------  -------------------
                                                                  143,149              144,964
     Add:
          Net deferred loan origination costs                         286                  277
                                                       -------------------  -------------------
                    Subtotal consumer and other loans             143,435              145,241
                                                       -------------------  -------------------
                              Subtotal all loans                  342,025              343,347
     Less:
          Allowance for loan losses                                (1,541)              (1,534)
                                                       -------------------  -------------------
                                        Total                $    340,484         $    341,813
                                                       ===================  ===================

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

A summary of the allowance for loan losses is as follows:

                                                                                 Years Ended September 30,
                                                               --------------------------------------------------------------
                                                                        2001                 2000                  1999
                                                               -------------------  --------------------  -------------------
Balance, beginning of period                                          $     1,534           $     1,387          $     1,035
Provision for losses                                                        1,077                   216                  456
Charge-offs                                                                (1,127)                  (98)                (142)
Recoveries                                                                     57                    29                   38
                                                               -------------------  --------------------  -------------------
Balance, end of period                                                $     1,541           $     1,534          $     1,387
                                                               ===================  ====================  ===================

Loans, having carrying values of $339 and $474, were transferred to foreclosed real estate in 2001 and 2000, respectively.

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

The aggregate amount of loans to executive officers and directors of the Corporation were $364 and $366 at September 30, 2001 and 2000, respectively. During 2001, repayments on loans to executive officers and directors aggregated $78 and $76 was advanced.

(4)      Loan Servicing (in thousands)

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans serviced for others were $52,968 and $52,128 at September 30, 2001 and 2000, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing and included in demand deposits were $298 and $318 at September 30, 2001 and 2000, respectively.

Capitalized mortgage servicing rights and excess servicing receivables are summarized as follows:

                                                                Years Ended September 30,
                                                      -----------------------------------------------------
                                                        2001                2000               1999
                                                      -------------   -----------------  ------------------
Beginning balance, net of accumulated amortization       $     207           $     253           $     201
Amounts capitalized                                             36                  19                 132
Amortization                                                   (71)                (65)                (80)
Evaluation adjustments                                           -                   -                   -
                                                      -------------   -----------------  ------------------
Balance, end of period                                   $     172           $     207           $     253
                                                      =============   =================  ==================

(5)      Foreclosed Real Estate (in thousands)

Net gains on foreclosed real estate, including net revenues from operations, were not material for the three years ended September 30, 2001. The Bank held foreclosed real estate at September 30, 2001 and 2000, amounting to $126 and $321.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(6)      Premises and Equipment (in thousands)

Premises and equipment are summarized as follows:

                                                                September 30,
                                                       ------------------------------------
                                                         2001                  2000
                                                       --------------    ------------------
Land                                                      $      728            $      728
Buildings, improvements and leasehold improvements             4,898                 4,838
Furniture, equipment and automobiles                           4,368                 4,114
                                                       --------------    ------------------
     Total costs                                               9,994                 9,680
Less accumulated depreciation                                  4,555                 4,166
                                                       --------------    ------------------
     Total                                               $     5,439           $     5,514
                                                       ==============    ==================

At September 30, 2001, the Corporation was obligated under non-cancelable operating leases for office space and equipment. Net rental expense under operating leases, included in occupancy and equipment, was $231, $302 and $275 for the years ended September 30, 2001, 2000 and 1999. Projected minimum lease commitments under the terms of the leases for the three years ending September 30, 2004 are $317, $217 and $103, respectively.

(7)      Deposits (in thousands)

The aggregate amount of short-term jumbo CDs, each with a minimum denomination of $100,000, was $64,287 and $43,910 in 2001 and 2000, respectively.

Interest expense is summarized as follows:

                                                     September 30,
                            ---------------------------------------------------------------------
                                  2001                      2000                      1999
                            -----------------     ---------------------     ---------------------

Savings accounts                $      3,491              $      3,110              $      1,896
Demand deposits                          266                       259                       289
Certificates of deposit               11,069                     8,239                     8,048
                            -----------------     ---------------------     ---------------------
                                $     14,826              $     11,608              $     10,233
                            =================     =====================     =====================

Non-interest bearing demand deposits amounted to $20,797, $16,124 and $12,583 for the years ended September 30, 2001, 2000 and 1999, respectively.

At September 30, 2001, the scheduled maturities of certificates of deposit are as follows:

                    Years Ending September 30,
                    --------------------------

             2002                           $ 131,871
             2003                              29,620
             2004                               7,711
             2005                               1,816
             2006 and thereafter                7,374
                                            ----------
                                            $  178,392
                                            ==========

The Bank held deposits of approximately $365 for related parties at September 30, 2001.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(8)      Federal Home Loan Bank Borrowings (in thousands)

Borrowings by the Bank from the Federal Home Loan Bank of Des Moines are summarized as follows:

                                                                September 30,
                                      -------------------------------------------------------------------
                                         2001                                 2000
                                      ------------------------------     --------------------------------
Fiscal Year of Maturity - Advances                          Weighted                             Weighted
----------------------------------           Amount            Rate               Amount            Rate
                                      --------------  --------------     ----------------  --------------
2001                                                              - %             35,000            6.18 %
2002                                         25,500            6.41               25,500            6.41
2003                                         10,000            6.53                    -               -
2004                                         16,000            5.83                    -               -
2005                                              -               -                    -               -
2006 and thereafter                          62,000            5.55               67,000            5.54
                                      --------------  --------------     ----------------  --------------
     Total                               $  113,500            5.87           $  127,500            5.88 %
                                      ==============  ==============     ================  ==============

At September 30, 2001, borrowed funds are collateralized by stock in the FHLB, loans with carrying value of $83,339 and debt and mortgage-backed securities with carrying values of $51,017 under a collateral agreement.

(9)      Employee and Stock Benefit Plans (in thousands except shares)

Salary Continuation Plans
The Bank has adopted insured salary continuation plans for the benefit of selected members of management by providing them with retirement and death benefits. The estimated liability under the agreements is charged to income over the expected remaining years of employment. The Bank's policy is to fund the costs accrued with insurance contracts. Salary continuation expense amounted to $135, $126 and $114 for the three years ended September 30, 2001, respectively.

Deferred Compensation 401(k) Plans
The Corporation provides 401(k) plans that cover substantially all employees meeting age and length of service requirements. The plan maintained by the Bank covers employees of both the Bank and the Agency. Employees participating in this plan are eligible to contribute up to 15% of their annual compensation. The plan maintained by HMC for the benefit of its employees also provides for employee contribution up to 15% of their annual compensation. Both plans provide for discretionary contributions by the employers, which are allocated to the participants' accounts in proportion to employee contributions. The Corporation made no discretionary contributions to these plans for the three years ended September 30, 2001.

Supplemental Life Insurance
In addition to group term insurance benefits provided to substantially all employees, the Bank maintains investments in insurance policies that provide either split dollar or survivor benefits for certain key employees.

Self Insurance
The Corporation has a self-insured health plan for all its employees. The Corporation has purchased stop loss insurance to supplement the health plan, which will reimburse the Corporation for individual claims in excess of $35,000 annually or aggregate claims exceeding $438,100 annually.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

Employee Stock Ownership Plan
The Corporation established an Employee Stock Ownership Plan (ESOP) covering all employees who are over the age of 21, with at least one year of service and who work at least 1,000 hours during a plan year. The ESOP borrowed funds from the Corporation to purchase a total of 359,720 shares of the Corporation's common stock, with the loan being collateralized by the common stock. Employer contributions, along with dividends received on unallocated shares, are being used to repay the loan with shares being released from the Corporation's lien proportional to the loan repayments. Annually, on September 30, the released shares are allocated to the participants in the same proportion that their wages bear to the total compensation of all of the participants. Unreleased ESOP shares are not considered outstanding in calculating earnings per share.

The Corporation presents these financial statements in accordance with the AICPA Statement of Position (SOP) No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The price of the shares issued and unreleased is charged to unearned compensation, a contra-equity account. Shares released are reported as compensation expense equal to the current market value price of the released shares. Dividends paid on allocated shares are charged to retained earnings and those on unallocated shares are charged to expense.

A summary of the ESOP share allocation is as follows:

                                                           September 30,
                                       -----------------------------------------------------------
                                            2001                  2000                  1999
                                       ---------------  ------------------------------------------
Shares allocated, beginning of year           232,885               196,919               160,947
Shares allocated during year                   35,972                35,972                35,975
Unreleased shares                              90,863               126,829               162,798
                                       ---------------  --------------------  --------------------
Total ESOP
                                              359,720               359,720               359,720

Fair value of unreleased shares           $     1,481           $     1,585           $     1,913
Amount charged to expense                 $       406           $       323           $       442
Dividend used for debt reduction          $       164           $       171           $       136


Management Stock Plan
The Bank established the Management Stock Plan (MSP) for key officers during the year ended September 30, 1995. Following shareholder approval of the MSP in January 1995, the Bank purchased 179,860 shares of the Corporation's common stock in the open market at $10.59 per share to be awarded to officers in accordance with the provisions of the MSP. The cost of the shares awarded under these plans is recorded as unearned compensation, a contra-equity account, and is recognized as an expense in accordance with the vesting requirements defined by the MSP. For each of the three fiscal years ended September 30, 2001, 2000 and 1999, the amount included in compensation expense related to the MSP was $5, $73 and $73, respectively. During fiscal 2001, 2000 more shares were granted from the original purchase.

The following summarizes the activity in the MSP for the three years ended September 30, 2001.

                                              Unawarded               Awarded
                                               Shares                  Shares
                                      -------------------     ------------------
          At September 30, 1998                  42,964                 54,759
                    Vested                            -                (27,379)
                                      -------------------     ------------------
          At September 30, 1999                  42,964                 27,380
                    Vested                            -                (27,380)
                    Shares Granted               (2,000)                 2,000
                                      -------------------     ------------------
          At September 30, 2000                  40,964                  2,000
                    Vested                            -                   (400)
                                      -------------------     ------------------
          At September 30, 2001                  40,964                  1,600
                                      ===================     ==================

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

Director's Stock Compensation Plan
In January 1998, the shareholders of the Corporation approved a stock compensation plan for its non-employee directors. The plan granted 6,000 shares of common stock issued from treasury that vests over a four year period, with 1,200 shares awarded in January 1998. The compensation cost associated with this plan is the fair value of the stock ($19.42/share) on the date that the plan was approved by shareholders. Compensation cost included in the accompanying financial statements for the last three fiscal years was $23,300. During the year ended September 30, 2001, 1,200 shares of the total grant were vested to the plan recipients.

Stock Option Plans
The Corporation maintains the 1994 stock option plan, approved by the Corporation's stockholders on January 17, 1995 (the 1994 Plan); and the 1998 stock option plan, approved by the Corporation's stockholders on January 20, 1998 (the 1998 Plan). These plans permit the granting of stock options, with an exercise price equal to the fair value of the Corporation's stock on the date of the option grant. All options granted under these plans may be exercised over a ten-year period beginning on the date the option is granted. Awards made under the Plans may be incentive stock plans (ISO's) as defined by Section 422 of the Internal Revenue Code or options that do not qualify. Those options granted that qualify as ISO's are generally exercisable on the date of the grant while those not qualifying (non-incentive stock options granted to executives and directors of the Corporation) vest over 3-5 years. The following summarizes the activity in the two Plans for the three years ended September 30, 2001:

                            Shares Available  Options Shares   Weighted Average
                               for Grant       Outstanding      Exercise Price
                            ----------------  --------------   -----------------
At September 30, 1998           163,387         435,897            $   12.73
           1998 Plan Created    (90,074)         90,074                14.34
           Granted                    -         (33,988)                9.50
           Exercised              6,582          (6,582)               19.13
                            ----------------  --------------   -----------------
At September 30, 1999            79,895         485,401                13.40
           Granted              (32,187)         32,187                23.30
           Exercised                  -          (3,600)               19.42
        Cancelled                 2,995          (2,995)               19.13
                            ----------------  --------------   -----------------
At September 30, 2000            50,703         510,993                13.33
           Granted              (21,937)         21,937                16.05
           Exercised                  -         (93,087)               15.42
           Cancelled              1,550          (1,550)               17.46
                            ----------------  --------------   -----------------
At September 30, 2001            30,316         438,293            $   13.59
                            ================  ==============   ================

Shares available for future grants
           1994 Plan              8,988
           1998 Plan             21,328

The following table summarizes information about stock options outstanding at September 30, 2001:

---------------------------------------------------------------------  ------------------------------
                         Options Outstanding                                     Options Exercisable
---------------------------------------------------------------------  ------------------------------
                                                   Weighted average
             Exercise             Number        remaining contractual
               Price           Outstanding           life in years            Price           Number
---------------------------------------------------------------------  ------------------------------
         $      9.500             167,121                 3.0             $      9.500       167,121
               19.125              99,024                 7.3                   19.125        83,310
               19.416               1,200                 7.3                   19.416         1,800
               19.250              30,000                 7.7                   19.250        30,000
               15.000              48,000                 8.2                   15.000        28,000
               14.750              18,987                 8.2                   14.750        18,987
               12.375              20,337                 9.0                   12.375        20,337
               12.375              21,687                10.0                   12.375        21,587
               12.125              10,000                10.0                   12.125         4,000
               16.050              21,937                 9.0                   16.050        21,937
                        ------------------                                             --------------
                                  438,293                                                    397,079
                        ==================                                             ==============


                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

The Corporation elected to follow APB 25 and related interpretations in accounting for its employee stock options. The exercise price of the employee stock options equal the market price of the underlying stock on the date of grant and, therefore; no compensation expense is recognized under APB 25. Pro-forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Corporation had accounted for its employee stock option under the fair value method of that statement. Pro-forma net income and earnings per share follows:

                                               Years Ended September 30,
                                        ----------------------------------------
                                            2001          2000          1999
                                        ------------   -----------   -----------
          Net Income
                     As reported        $     3,733     $   3,504     $   2,505
                     Pro forma                3,518         3,371         2,322
          Earnings per common share
                     As reported
                            Basic       $      1.68     $    1.46     $    0.94
                            Diluted            1.61          1.43          0.90
                     Pro forma
                            Basic       $      1.58     $    1.41     $    0.87
                            Diluted            1.52          1.38          0.83

The above disclosed pro-forma effect of applying SFAS No. 123 to compensation costs may not be representative of the effects on reported pro-forma net income for future years.

The fair value for each option grant is estimated on the date of the grant using the Black Scholes Model. The Model incorporates the following assumptions for the grants:

                                                                        Years Ended September 30,
                                                             -------------------------------------------
                                                                  2001             2000         1999
                                                             -------------------------------------------

Risk free interest rate                                             4.85%            5.45%        5.22%
Expected life                                                    10 years         10 years     10 years
Expected volatility                                                27.00%           26.00%       27.00%
Expected dividends                                                      -                -            -
Weighted average fair value per share of the option granted   $      7.16      $      7.00  $      7.27

(10)     Income Taxes (in thousands)

The Corporation files a consolidated federal income tax return. The Corporation and its subsidiaries entered into a tax sharing agreement that provides for the allocation and payment of federal and state income taxes. The provision for income taxes of each corporation is computed on a separate company basis, subject to certain adjustments. Income tax expense (benefit) is summarized as follows:

                                                                September 30,
                                                --------------------------------------------------
                                                    2001              2000            1999
                                                ---------------    --------------   --------------
Current
      Federal                                     $      2,313      $      1,565     $        936
      State                                                749               509              308
                                                ---------------    --------------   --------------
             Subtotal                                    3,062             2,074            1,244
Deferred
      Federal                                             (509)              132              338
      State                                               (169)               44              112
                                                ---------------    --------------   --------------
             Subtotal                                     (678)              176              450
                                                ---------------    --------------   --------------
                    Total income tax provision    $      2,384      $      2,250     $      1,694
                                                ===============    ==============   ==============


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

                                                        September 30,
                                                      ----------------
                                                        2001     2000
                                                       ------   ------
Deferred tax assets:
      Deferred compensation                            $  573   $  564
      Deferred net loan fees                               99      287
      Securities unrealized loss                          222    1,018
      Allowance for loan losses                           666      621
                                                       ------   ------
           Subtotal                                     1,560    2,490
      Less:  Valuation allowance                          203      264
                                                       ------   ------
                        Total                           1,357    2,226
Deferred tax liabilities:
      FHLB Stock                                          193      208
      Tax bad debt reserve                                128      170
      Premises and equipment                              427      416
      Installment obligation sale of former building       26       27
      Mortgage servicing rights                            49       59
      Discount on loans                                     2        3
      Section 475 "For Sale Assets"                        27      762
                                                       ------   ------
                        Total                             852    1,645
                                                       ------   ------
Net deferred tax asset                                 $  505   $  581
                                                       ======   ======

A valuation allowance was established to reduce the deferred tax asset related to the unrealized loss on equity securities because management is uncertain if it will be realized. The Corporation has paid sufficient taxes in prior carryback years, which will enable it to recover the balance of the net deferred tax assets. Therefore, no additional valuation allowance was required at September 30, 2001 and 2000.

The actual income tax expense varied from the expected tax expense (computed by applying the United States Federal Corporate income tax rate of 34 percent to earnings before income taxes) as follows:

                                                               Years Ended September 30,
                                                            2001        2000           1999
                                                        -----------   ---------     ----------
       Computed "expected" tax expense                    $  2,080    $  1,956       $  1,428
       State income taxes, net of federal tax benefit
                                                               383         365            277
       Other, net
                                                               (79)        (71)           (11)
                                                        -----------   ---------     ----------
       Total income tax provision                         $  2,384    $  2,250       $  1,694
                                                        ===========   =========     ==========

Retained earnings at September 30, 2001, include $6,492 of which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only that arose in tax years beginning before September 30, 1988, (that is the base year amount). Reduction of the amount, so allocated for purposes other than tax bad debt losses or adjustments arising from this carryback of net operating losses, would create income for tax purposes only. This would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,600 at September 30, 2001.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(11)     Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                                                For the Years ended
                                                                                    September 30,
                                                          -------------------------------------------------------------------
                                                                       2001                   2000                  1999
                                                          -------------------------------------------------------------------
Numerator:
   Net income - Numerator for basic earnings
      per share and diluted earnings per share--
      income available to common stockholders                     $   3,733,000          $   3,504,000         $   2,505,000
                                                          ===================================================================
Denominator:
   Denominator for basic earnings per share--
      weighted-average shares                                         2,220,067              2,395,287             2,663,691

   Effect of dilutive securities:
      Stock - based compensation plans                                   96,546                 56,224               108,713
                                                          -------------------------------------------------------------------
      Denominator for diluted earnings per share--
         adjusted weighted-average shares and
         assumed conversions                                          2,316,613              2,451,511             2,772,404
                                                          ===================================================================
Basic earnings per share                                          $        1.68          $        1.46         $        0.94
Diluted earnings per share                                        $        1.61          $        1.43         $        0.90

(12)     Commitments and Contingencies

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

(13)     Stockholders' Equity and Regulatory Capital (in thousands)

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

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

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

As of September 30, 2001, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual regulatory capital amounts, with reconciliation to the Corporation's investment in the Bank determined in accordance with Generally Accepted Accounting Principles (GAAP), and ratios are also presented in the table below.

                                                                                                           To Be Well
                                                                                                        Capitalized Under
                                                                                 For Capital            Prompt Corrective
                                                          Actual              Adequacy Purposes         Action Provisions
                                                 ------------------------- ------------------------- ------------------------
GAAP capital, September 30, 2001                     $  39,032
Add:  Unrealized losses on debt
        securities held for sale                            40
Less:  Goodwill                                         (2,010)
                                                 --------------
Tangible equity capital and ratio to
        adjusted total assets                        $  37,062       7.9%      $   7,035       1.5%      $   9,380      2.0%
                                                 ------------------------- ------------------------- ------------------------
Tier 1 (Core) capital and ratio to
        adjusted total assets                        $  37,062       7.9%      $  18,761       4.0%      $  23,451      5.0%
                                                 ------------------------- ------------------------- ------------------------
Total risk based capital and ratio to
        risk weighted assets                         $  37,062      10.8%      $  13,156       4.0%      $  19,734      6.0%
                                                               ----------- ------------------------- ------------------------
Tier 2 risk based capital, net adjustment                  130
                                                 --------------
Total risk based capital and ratio to risk
       weighted assets, September 30 , 2001          $  37,192      10.8%      $  26,312       8.0%      $  32,890     10.0%
                                                 ========================= ========================= ========================

                                                                                                           To Be Well
                                                                                                        Capitalized Under
                                                                                 For Capital            Prompt Corrective
                                                          Actual              Adequacy Purposes         Action Provisions
                                                 ------------------------- ------------------------- ------------------------
GAAP capital, September 30, 2000                     $  36,943
Add:  Unrealized losses on debt
        securities held for sale                         1,120
Less:  Goodwill                                         (2,101)
                                                 --------------
Tangible equity capital and ratio to
        adjusted total assets                        $  35,962       7.7%       $  6,947       1.5%       $  9,262      2.0%
                                                 ------------------------- ------------------------- ------------------------
Tier 1 (Core) capital and ratio to
        adjusted total assets                        $  35,962       7.7%      $  18,524       4.0%      $  23,155      5.0%
                                                 ------------------------- ------------------------- ------------------------
Total risk based capital and ratio to
        risk weighted assets                         $  35,962      10.9%      $  13,257       4.0%      $  19,885      6.0%
                                                               ----------- ------------------------- ------------------------
Tier 2 risk based capital, net adjustment                  106
                                                 --------------
Total risk based capital and ratio to risk
       weighted assets, September 30 , 2000          $  36,068      10.9%      $  26,513       8.0%      $  33,142     10.0%
                                                 ========================= ========================= ========================


                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

The Bank may not declare or pay cash dividends to the Corporation if the effect would be to reduce GAAP capital below applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements.

(14)     Concentration of Credit Risk (in thousands)

The Corporation is primarily engaged in originating mortgage, consumer and business loans in the Minnesota counties of McLeod, Dakota, Meeker, Wright, Carver, Washington and Sibley. The Bank offers fixed and adjustable rates of interest on these loans that have amortization terms ranging up to thirty years.

The Corporation had cash on deposit in a financial institution in excess of Federal deposit insurance limits of approximately $9,667 at September 30, 2001.

(15)     Financial Instruments (in thousands)

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

A summary of the notional amounts of the Corporation's financial instruments at September 30, 2001 follows:

            Commitments to extend credit          $   35,031
            Standby letters of credit                    233
            Commitments to sell loans                 13,620

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

The carrying value and fair value of the Corporation's financial assets and financial liabilities are as follows:

                                                          September 30,
                                                  2001                       2000
                                       ---------------------------------------------------
                                         Carrying        Fair        Carrying       Fair
                                           Value         Value        Value        Value
                                       ---------------------------------------------------
Financial Assets:
Cash & cash equivalents                  $ 12,594      $ 12,594     $  8,482     $  8,482
Investment securities                      33,421        33,491       49,367       47,948
Mortgage-backed and related securities     53,212        53,067       42,355       40,514
Loans held for sale                        12,082        12,082        3,191        3,191
Loans receivable, net                     340,484       343,404      341,813      341,374
Accrued interest receivable                 4,777         4,777        4,432        4,432
Life Insurance Policies                     7,581         7,581        7,199        7,199
Financial Liabilities:
Deposits                                  312,541       309,330      294,823      292,267
Borrowings                                113,500       115,134      127,500      131,555

(16)     Effects of New Financial Accounting Standards ( in thousands)

On June 29, 2001, the Financial Accounting Standards Board (FASB) voted to issue Financial Accounting Standards Statement No. 141, Business Combinations and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of the Statement. The Company must adopt Statement 142 effective for the fiscal year beginning October 1, 2002, and may elect early adoption for the fiscal year beginning October 1, 2001. Management has not determined which fiscal year will be effective for the adoption of Statement
142. Amortization of goodwill for the years ended September 30, 2001, 2000 and 1999 was $91, $91 and $79, respectively.

SFAS No. 140 was issued September 29, 2000 as a replacement to SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Statement No. 140 is effective for transfers after March 31, 2001. It is effective for disclosures about securitizations and collateral, and for recognition and reclassification of collateral for the fiscal year ending September 30, 2001. Adoption did not have a material effect on the financial statements.

(17)              Subsequent Event

On July 25, 2001, the Bank entered into a "Purchase and Assumption Agreement" with ING Bank, fsb to purchase ING's St. Cloud, Minnesota branch facility. The acquisition has received regulatory approval and will be completed on November 9, 2001. The Bank will acquire, in a cash transaction, the branch real estate, equipment and approximately $30 million of loans and assume approximately $50 million in deposits. The purchase includes approximately $2.75 million in goodwill and other intangible assets.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(18)     Parent Only Condensed Financial Information (in thousands)

The  information  should  be  read  in  conjunction  with  the  other  Notes  to
Consolidated  Financial  Statements.   Stockholder's  equity  differs  from  the
consolidated statements by the amount of the ESOP loan.

                        STATEMENT OF FINANCIAL CONDITION

                                                                                                  September 30,
                                                                                        ------------------------------------
                                                                                              2001                2000
                                                                                        ----------------   -----------------
ASSETS
           Cash and cash equivalents                                                         $    2,188          $    2,152
           Investment in subsidiaries                                                            39,714              37,674
           Loan to Bank ESOP                                                                        909               1,268
           Other assets                                                                              81                  12
                                                                                        ----------------   -----------------
                                 Total assets                                                $   42,892          $   41,106
                                                                                        ================   =================


LIABILITIES AND STOCKHOLDERS' EQUITY
           Other liabilities                                                                  $      42           $      73
           Stockholders' equity                                                                  42,850              41,033
                                                                                        ----------------   -----------------
                                 Total liabilities & stockholders' equity                     $  42,892           $  41,106
                                                                                        ================   =================

                               STATEMENT OF INCOME

                                                                                           Years Ended September 30,
                                                                                      2001             2000            1999
                                                                                 --------------   -------------   -------------
Income:
Dividends from Bank Subsidiary                                                        $  3,000        $  6,000         $ 3,000
Interest From:
        Bank's ESOP Plan                                                                   105             142             159
        Investments                                                                         69             133             180
                                                                                 ------------------------------   -------------
                                                                                         3,174           6,275           3,339
Expense:
       Non-Interest Expense                                                                457             400             462
                                                                                 --------------   -------------   -------------
Income before income taxes and equity in undistributed
   net income of subsidiaries                                                            2,717           5,875           2,877
Income tax (benefit) expense                                                              (114)            (47)            (48)
                                                                                 --------------   -------------   -------------
                                                                                         2,831           5,922           2,925
Equity in undistributed net income of subsidiaries                                         902               -               -
Subsidiaries dividends received in excess of subsidiaries net income                         -          (2,418)           (420)
                                                                                 --------------   -------------   -------------
Net income                                                                            $  3,733        $  3,504         $ 2,505
                                                                                 ==============   =============   =============


                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(18)     Parent Only Condensed Financial Information- Continued (in thousands)


                             STATEMENT OF CASH FLOWS

                                                                      Years Ended September 30,
                                                                      2001       2000       1999
                                                                    -------    -------    -------
Cash flows from operating activities:
            Net Income                                              $ 3,733    $ 3,504    $ 2,505
            Adjustments:
                        Subsidiaries dividends received in excess
                           of subsidiaries net income                  (902)     2,418        420
                        (Increase) decrease in other assets             (69)        55        215
                        Increase (decrease)in other liabilities         (31)        22          6
                        Other                                           296         75         80
                                                                    -------    -------    -------
Net cash provided by operations                                       3,027      6,074      3,226
                                                                    -------    -------    -------
Cash flows from investing activities:
            Proceeds from maturities of investments                       -      1,570          -
            Investment in Homeowners                                      -          -     (2,267)
                                                                    -------    -------    -------
Net cash provided (used) by investing activities                          -      1,570     (2,267)
                                                                    -------    -------    -------
Cash flows from financing activities:
            Payments received on ESOP bank loan                         360        360        360
            Purchases of treasury stock                              (2,488)    (4,947)    (2,912)
            Proceeds from exercise of stock options                     440         23        336
            Payments of cash dividends
                                                                     (1,303)    (1,206)    (1,381)
                                                                    -------    -------    -------
Net cash used in financing activities                                (2,991)    (5,770)    (3,597)
                                                                    -------    -------    -------

Increase (decrease) in cash and cash equivalents                         36      1,874     (2,638)
Cash and cash equivalents:
            Beginning of year                                         2,152        278      2,916
                                                                    -------    -------    -------
            End of year                                             $ 2,188    $ 2,152    $   278
                                                                    =======    =======    =======

(18)     Business Segments

The Corporation's reportable business segments are business units that offer different products and services that are marketed through different channels. In accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and
Related Information", the Corporation has identified its wholly owned subsidiaries First Federal, fsb and Homeowners Mortgage Corporation as reportable business segments. Both segments operate and are managed independently.

The accounting policies and the nature of business of these segments are described in the summary of significant accounting policies (Note 1). Management evaluates segment performance based on segment profit or loss before income taxes, nonrecurring gains and losses and returns on average assets and average equity. Transfers between segments are accounted for at market value.

Firstate Services, the Agency and FSF Financial Corporation (the "holding company") did not meet the quantitative thresholds for determining reportable segments and therefore are included in the "other" category.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(18)              Business Segments- Continued (in thousands)

                                                     First       Homeowners                       Consolidated
                                                   Federal fsb Mortgage Corp. Other  Eliminations    Total
                                                   -----------------------------------------------------------
As of and for the year ended September 30, 2001
        Interest income from external sources       $ 34,993   $    239    $     78    $      -    $ 35,310
        Non-interest income from external sources      3,923      1,723         953           -       6,599
        Inter-segment interest income                    168          -         174        (342)       --
        Interest expense                              21,900        168           -        (168)     21,900
        Provision for loan loss                        1,077          -           -           -       1,077
        Depreciation and Amortization                    602        132          43           -         777
        Other non-interest expense                     9,707      3,371       1,296      (1,559)     12,815
        Income tax expense (benefit)                   2,450        (13)        (53)          -       2,384
        Net Income (loss)                              3,951       (111)      2,893      (3,000)      3,733
                                                    -------------------------------------------------------
        Total Assets                                $471,922   $  9,250    $ 39,803    $(47,344)   $473,631
                                                    =======================================================

As of and for the year ended September 30, 2000
        Interest income from external sources       $ 32,565   $    180    $    132           -    $ 32,877
        Non-interest income from external sources      2,708      1,134         982           -       4,824
        Inter-segment interest income                    148          -       5,994      (6,142)       --
        Interest expense                              19,760        141           -        (148)     19,753
        Provision for loan loss                          216          -           -           -         216
        Depreciation and Amortization                    553        123          45           -         721
        Other non-interest expense                     9,186      2,341       1,267        (815)     11,979
        Income tax expense (benefit)                   2,396       (162)         16           -       2,250
        Net Income (loss)                              3,850       (334)      5,988      (6,000)      3,504
                                                    -------------------------------------------------------
        Total Assets                                $464,880   $  4,559    $ 38,452    $(41,377)   $466,515
                                                    =======================================================

As of and for the year ended September 30, 1999
        Interest income from external sources       $ 29,061   $    171    $      8           -    $ 29,240
        Non-interest income from external sources      2,189      2,180         890           -       5,259
        Inter-segment interest income                    183          -       3,152      (3,335)          -
        Interest expense                              18,079        301           -        (182)     18,198
        Provision for loan loss                          456          -           -           -         456
        Depreciation and Amortization                    454         99          42           -         595
        Other non-interest expense                     8,683      2,333       1,214        (404)     11,826
        Income tax expense (benefit)                   1,652         11          31           -       1,694
        Net Income (loss)                              2,563        (64)      3,006      (3,000)      2,505
                                                    -------------------------------------------------------
        Total Assets                                $413,391   $  6,210    $ 43,058    $(44,565)   $418,094
                                                    =======================================================

                  Selected Quarterly Financial Data (Unaudited)
                  For the Three Years Ended September 30, 2000

                                      First    Second    Third    Fourth
                                     Quarter   Quarter  Quarter   Quarter     Year
                                    -----------------------------------------------
Fiscal 2001
Interest income                     $ 9,216   $ 9,035   $ 8,482   $ 8,577   $35,310
Interest expense                      5,913     5,759     5,186     5,042    21,900
                                    -----------------------------------------------
Net Interest Income                   3,303     3,276     3,296     3,535    13,410
Provision for loan losses                90       705        90       192     1,077
Gain on sale of assets                  372       575       769       783     2,499
Net income                          $   857   $   577   $ 1,150   $ 1,149   $ 3,733
Basic earnings per share               0.38      0.26      0.52      0.52      1.68
Diluted earnings per share             0.37      0.25      0.50      0.50      1.61
Cash dividends declared per share   $ 0.150   $ 0.150   $ 0.150   $ 0.150   $  0.60
Market range:
     High bid (1)                   $ 15.63   $ 15.38   $ 15.70   $ 17.25   $ 17.25
     Low bid (1)                    $ 12.36   $ 13.85   $ 13.91   $ 14.27   $ 12.36

                                      First    Second    Third    Fourth
                                     Quarter   Quarter  Quarter   Quarter     Year
                                    -----------------------------------------------
Fiscal 2000
Interest income                     $ 7,534   $ 7,797   $ 8,422   $ 9,124   $32,877
Interest expense                      4,386     4,626     5,054     5,687    19,753
                                    -----------------------------------------------
Net Interest Income                   3,148     3,171     3,368     3,437    13,124
Provision for loan losses                54        54        54        54       216
Gain on sale of assets                  346       246       246       359     1,197
Net income                          $   821   $   856   $   954   $   873   $ 3,504
Basic earnings per share               0.32      0.35      0.41      0.39      1.46
Diluted earnings per share             0.31      0.35      0.40      0.38      1.43
Cash dividends declared per share   $ 0.125   $ 0.125   $ 0.125   $ 0.125   $  0.50
Market range:
     High bid (1)                   $ 12.38   $ 12.38   $ 13.00   $ 12.63   $ 13.00
     Low bid (1)                    $ 11.81   $ 10.50   $ 10.45   $ 11.88   $ 10.50

Fiscal 1999
Interest income                     $ 7,503   $ 7,242   $ 7,267   $ 7,408   $29,420
Interest expense                      4,704     4,522     4,526     4,446    18,198
                                    -----------------------------------------------
Net Interest Income                   2,799     2,720     2,741     2,946    11,222
Provision for loan losses               114       114       114       114       456
Gain on sale of assets                  700       573       624       444     2,341
Net income                          $   842   $   693   $   525   $   445   $ 2,505
Basic earnings per share               0.32      0.26      0.20      0.17      0.94
Diluted earnings per share             0.30      0.25      0.19      0.17      0.90
Cash dividends declared per share   $ 0.125   $ 0.125   $ 0.125   $ 0.125   $  0.50
Market range:
     High bid (1)                   $ 15.75   $ 15.50   $ 14.44   $ 14.13   $ 15.75
     Low bid (1)                    $ 14.25   $ 13.56   $ 13.50   $ 11.75   $ 11.75


--------------------------------------------------------------------------------
(1) As reported by the Nasdaq Stock Market. Such over the counter quotations do not reflect inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions.