Form 10-K, Exhibit 13
period 2002-09-30
FSF FINANCIAL CORP
filed 2002-12-16
CIK 924370

CORPORATE PROFILE AND STOCK MARKET INFORMATION
--------------------------------------------------------------------------------


Corporate Profile

FSF Financial Corp. (the "Corporation") is the holding company for First Federal fsb ("First Federal") and Insurance Planners. Insurance Planners is an independent property and casualty insurance agency located in Hutchinson,
Minnesota. Additionally, on November 17, 1998, the Corporation acquired Homeowners Mortgage Corporation ("HMC"), a mortgage banking company located in Vadnais Heights, Minnesota. As of June 1, 2000, HMC became an operation subsidiary of First Federal (the "Bank") following regulatory approval. Since becoming an operating subsidiary of the Bank, HMC has become an integral part of the residential construction lending function. The terms "First Federal", "Bank" and "HMC" are synonymous when used in conjunction with residential lending and residential construction lending.

First Federal's business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds to make a variety of loans. The Federal Deposit Insurance Corporation, subject to applicable limits, insures deposits with First Federal. At September 30, 2002, First Federal operated 12 retail-banking offices in Minnesota.

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

The number of stockholders of record of common stock as of the record date of November 30, 2002, were approximately 511. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At November 29, 2002, there were 2,303,514 shares issued and outstanding.

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


SELECTED FINANCIAL AND OATHER DATA FOR FSF FINANCIAL CORP.
-------------------------------------------------------------------------------------------------------------------

Financial Condition  (dollars in thousands)

Year Ended September 30,                                    2002         2001         2000         1999          1998
----------------------------------------------------------------------------------------------------------------------

Total assets                                           $ 532,160    $ 473,631    $ 466,515    $ 418,094     $ 416,232
Loans held for sale                                       29,242       12,082        3,191        5,334         2,672
Loans receivable, net                                    382,690      340,484      341,813      278,290       280,603
Mortgage-backed securities held to maturity               20,679       25,731       26,986       27,587        36,418
Mortgage-backed securities available for sale             29,196       27,481       15,369       15,979        16,574
Debt securities held to maturity                          12,447       12,420       18,393       19,937        24,412
Debt securities available for sale                             -        3,055       12,728       12,794         3,010
Equity securities available for sale                      12,046       12,021       12,321       12,909        13,084
Cash and cash equivalents (1)                             14,615       12,594        8,482       19,265        22,597
Savings deposits                                         381,924      312,541      294,823      231,651       226,542
Other borrowings                                          98,000      113,500      127,500      140,967       144,177
Stockholders' equity                                      45,881       41,941       39,765       42,325        42,518

Summary of Operations  (dollars in thousands)

Year Ended September 30,                                    2002         2001         2000         1999          1998
----------------------------------------------------------------------------------------------------------------------

Interest income                                         $ 35,174     $ 35,310     $ 32,877     $ 29,420      $ 29,981
Interest expense                                          17,248       21,900       19,753       18,198        18,499
Net interest income                                       17,926       13,410       13,124       11,222        11,482
Provision for loan losses                                    811        1,077          216          456           302
Non-interest income                                        8,975        6,599        4,825        5,259         2,269
Non-interest expense                                      16,131       12,815       11,979       11,826         8,395
Net income                                                 6,032        3,733        3,504        2,505         3,030

Other Selected Data

Year Ended September 30,                                    2002         2001         2000         1999          1998
----------------------------------------------------------------------------------------------------------------------

Return on average assets                                   1.18%        0.80%        0.81%        0.59%         0.74%
Return on average equity                                  13.69%        9.09%        8.54%        5.74%         6.94%
Average equity to average assets                           8.62%        8.86%        9.49%       10.26%        10.70%
Net interest rate spread (2)                               3.53%        2.77%        2.93%        2.39%         2.44%
Non-performing assets to total assets                      0.94%        0.65%        0.28%        0.13%         0.19%
Allowance for loan losses to net loans                     0.41%        0.44%        0.44%        0.48%         0.36%
Basic earnings per share                                 $  2.77      $  1.68      $  1.46      $  0.94       $  1.14
Diluted earnings per share                               $  2.63      $  1.61      $  1.43      $  0.90       $  1.05
Cash dividends declared per share                        $  1.00      $  0.60      $  0.50      $  0.50       $  0.50
Dividend payout ratio                                     36.02%       34.90%       34.40%       53.10%        44.80%


1. Consists of cash due from banks, interest-bearing deposits and other investments with original maturities of less than three months.
2. Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

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

General

The Corporation does not engage in any active business. The earnings of the Corporation depend primarily on the Bank's net interest income, and to a lesser extent, income from its wholly owned subsidiary Insurance Planners. Net interest income is affected by the interest rates that the Bank receives from its loans and investments and by the interest rates that the Bank must pay for its sources of funds. The difference between the average rate of interest earned on assets and the average rate paid on liabilities is the "interest rate spread". When interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will produce net interest income. The Bank's interest income has been impacted by the level of construction loans outstanding. The Bank originates construction loans and all construction loans are closed in the Bank's name, administered and monitored by Bank personnel.

In addition, the Bank receives income from service charges on deposit accounts, other service charges and fees, commission income and income from the sale of loans to the secondary market. When construction loans are complete, a modification agreement is executed and the loan is sold in the secondary market, any gain on sale appears on the Bank's income statement. The Bank incurs expenses in addition to interest expense in the form of salaries and benefits, deposit insurance, property operations and maintenance, advertising and other related business expenses.

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

Management attempts to reduce the Bank's interest rate risk by the way it structures its assets and liabilities. The Bank sells all fixed-rate residential mortgages and retains for its portfolio residential mortgages with either adjustable interest rates or balloon provisions. These loans provide the Bank with a repricing time frame that is substantially shorter than the contractual term. During the 2002 fiscal year, the Bank originated $370,000 of single family mortgage loans that have initial fixed rates for terms of one to ten years and then adjust annually off a treasury index thereafter. The Bank also originated $570,000 of single family mortgage loans that have a balloon payment due in three to seven years. Originations of construction and land development loans, which generally have a contractual maturity of two years or less, totaled $151.0 million. At September 30, 2002, the Bank had outstanding, $180.1 million of real estate mortgages that were adjustable rate, balloon or construction and land development loans, representing 47.1% of net loans and 33.8% of total assets.

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

The table that follows sets forth the amounts of interest-earning assets and interest bearing liabilities at September 30, 2002, which are expected to reprice or mature in each of the future time periods shown.

                        Analysis of Repricing Mechanisms

                                                                 Over One     Over Five
                                                     Within       to Five       to Ten       Over Ten
                                                    One Year       Years        Years         Years         Total
                                                ------------- ------------ ------------- ------------- ------------
                                                                      (Dollars in Thousands)
Interest-earning assets:
     Mortgage loans                                 $209,055     $ 46,567       $ 9,919      $ 14,822     $280,363
     Other loans                                      95,987       32,355         5,325           418      134,085
     Investment securities                            65,069        4,169         2,009        20,064       91,311
                                                ------------- ------------ ------------- ------------- ------------
Total interest-earning assets                        370,111       83,091        17,253        35,304      505,759
                                                ------------- ------------ ------------- ------------- ------------

Interest bearing liabilities:
     Non-interest bearing deposits                    26,387            -             -             -       26,387
     NOW and Super NOW accounts                       26,083            -             -             -       26,083
     Savings accounts                                 89,037            -             -             -       89,037
     Money market deposits accounts                   10,217            -             -             -       10,217
     Certificates                                    162,985       60,762         6,453             -      230,200
     Other borrowed money                             10,000       26,000        62,000             -       98,000
                                                ------------- ------------ ------------- ------------- ------------
Total interest-bearing liabilities                   324,709       86,762        68,453             -      479,924
                                                ------------- ------------ ------------- ------------- ------------

Interest sensitivity gap                            $ 45,402    $  (3,671)   $  (51,200)     $ 35,304     $ 25,835
                                                ============= ============ ============= ============= ============

Cumulative interest sensitivity gap                 $ 45,402    $  41,731    $   (9,469)     $ 25,835
                                                ============= ============ ============= =============
Cumulative ratio of interest-earning assets
  to interest-bearing liabilities                      1.14%        1.10%         0.98%         1.05%
                                                ============= ============ ============= =============
Cumulative ratio of cumulative interest
  sensitivity gap to total assets                      8.52%        7.83%        -1.78%         4.85%
                                                ============= ============ ============= =============

The previous table above indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms. The following assumptions have been used in calculating the values in the table: adjustable rate and balloon loans have a constant prepayment rate of 6.0%, mortgages held for sale are all set to reprice in three years or less, while remaining mortgages have prepayment rates ranging from 4.0% to 10.0%. Consumer loans have a prepayment rate that is constant over time at 19.0%, NOW checking, core savings deposits and money market deposits have an increasing decay rate ranging from 6.0% to 30.0%. Management utilizes its own assumptions and feels that these assumptions provide a reasonable estimate of actual experience.

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

Market Risk Management

Market risk is the risk of loss arising from adverse changes in market prices and rates. The Bank's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Bank's net interest income or the economic value of its portfolio of assets, liabilities and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Bank's primary market risk exposures and how those exposures are managed in fiscal 2002 have changed when compared to fiscal 2001. Market risk limits have been established by the Board of Directors based on the Bank's tolerance for risk.

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

The following table sets forth the present value estimates of the Bank at September 30, 2002, as calculated by the NPV Model. The table shows the NPV of the Bank under rate shock scenarios of -300 to +300 basis points (bp) in increments of 100. As market rates increase, the market value of the Bank's large portfolio of mortgage loans and securities declines significantly and prepayments are slow. As rates decrease, the market value of mortgage loans and securities increase only modestly due to prepayment risk, periodic rate caps and other embedded options. Actual changes in market value will differ from
estimated   changes   set  forth  in  this  table  due  to  various   risks  and
uncertainties.


Changes in Interest           Net Portfolio Change              NPV as % of Assets
  Rates in Basis    ---------------------------------------   ----------------------
Points (Rate Shock)    $ Amount        $ Change    Change %   NPV Ratio        Change
                    ------------    ------------  ---------   ---------   ----------
                        (Dollars in thousands)

      +300 bp           $41,269       $  (3,094)     (6.97) %     7.74 %    (44) bp
      +200 bp            42,233          (2,130)     (4.80)       7.87      (31) bp
      +100 bp            43,261          (1,102)     (2.48)       8.02      (16) bp
         0 bp            44,363               -          -        8.18        -  bp
      -100 bp            45,548           1,185       2.67        8.35       17  bp
      -200 bp            46,826           2,463       5.55        8.53       35  bp
      -300 bp            48,212           3,849       8.68        8.73       55  bp

This table shows thk's economic value of equity would decrease with rising interest rates while increasing with falling interest rates. However, computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan repayments and deposit runoffs and may not be indicative of actual results. The computations do not reflect any actions the Bank may undertake in response to changes in interest rates because management cannot always predict future interest rates or their effect on the Bank. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market area interest rates. Additionally, certain assets, such as adjustable rate loans, have features that restrict changes in interest rates during the initial term and over the remaining life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable rate debt may decrease in the event of an interest rate increase.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense for the Corporation during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rates (changes in rate multiplied by old average volume), (2) changes in volume (changes in average volume multiplied by old rate) and (3) total changes in rate/volume. The combined effects of changes in both volume and rate that cannot be separately identified have been allocated proportionately to the change due to volume and the change due to rate.

                                               Increase (Decrease) Due To
                                         ---------------------------------------
                                                               Rate/
                                           Rate     Volume     Volume      Total
                                         -------    -------    -------    -------
                                                     (In Thousands)
Year Ended September 30, 2002 vs 2001:
Interest income:
   Loans Receivable                      $(2,458)   $ 3,492    $  (281)   $   753
   Mortgage-backed securities               (281)       356        (40)        35
   Investment securities                    (877)       (81)        34       (924)
                                         -------    -------    -------    -------
      Total change in interest income     (3,616)     3,767       (287)      (136)

Interest expense:
   Savings accounts                       (5,327)     3,058     (1,079)    (3,348)
   FHLB Borrowings                          (327)    (1,032)        55     (1,304)
                                         -------    -------    -------    -------
      Total change in interest expense    (5,654)     2,026     (1,024)    (4,652)
                                         -------    -------    -------    -------
Net change in net interest income        $ 2,038    $ 1,741    $   737    $ 4,516
                                         =======    =======    =======    =======

                                         ---------------------------------------
                                                               Rate/
                                           Rate     Volume     Volume      Total
                                         -------    -------    -------    -------
                                                     (In Thousands)
Year Ended September 30, 2001 vs 2000:
Interest income:
   Loans Receivable                      $   348    $ 3,147    $    44    $ 3,539
   Mortgage-backed securities               (356)        96        (13)      (273)
   Investment securities                    (506)      (393)        66       (833)
                                         -------    -------    -------    -------
      Total change in interest income       (514)     2,850         97      2,433

Interest expense:
   Savings accounts                          734      2,312        172      3,218
   FHLB Borrowings                           134     (1,198)        (7)    (1,071)
                                         -------    -------    -------    -------
      Total change in interest expense       868      1,114        165      2,147
                                         -------    -------    -------    -------
Net change in net interest income        $(1,382)   $ 1,736    $   (68)   $   286
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

                                                                          Years Ended September 30,
                                            ----------------------------------------------------------------------------------------
                                                 2002                         2001                        2000
                                            ----------------------------------------------------------------------------------------
                                                                  Average                      Average                    Average
                                              Average    Income/  Yield/   Average   Income/   Yield/  Average   Income/  Yield/
                                              Balance    Expense   Cost    Balance   Expense   Cost    Balance   Expense   Cost
                                            ----------------------------------------------------------------------------------------
                                               (in thousands)              (in thousands)               (In thousands)
Interest Earning Assets
   Loans receivable (1)                     $ 383,892  $  31,389   8.18% $ 344,470  $ 30,636   8.89%  $ 308,721 $  27,097   8.78%
   Mortgage-backed securities                  51,415      2,430   4.72%    44,791     2,395   5.35%     43,224     2,668   6.17%
   Investment securities (2)                   48,519      1,355   2.79%    50,262     2,279   4.53%     57,508     3,112   5.41%
                                            --------------------         --------------------        ---------------------
      Total interest earning assets           483,826     35,174   7.27%   439,523    35,310   8.03%    409,453    32,877   8.03%
                                            --------------------         --------------------        ---------------------

Interest Bearing Liabilities
   NOW and money market accounts            $  56,294        411   0.73% $  35,305       266   0.75%  $  33,727       259   0.77%
   Passbook savings                            92,974      1,585   1.70%    87,064     3,491   4.01%     73,422     3,110   4.24%
   Certificates of deposit                    211,294      9,482   4.49%   176,336    11,069   6.28%    141,686     8,239   5.81%
                                            --------------------         --------------------        ---------------------
      Total deposits                          360,562     11,478   3.18%   298,705    14,826   4.96%    248,835    11,608   4.66%
   FHLB advances and other borrowed funds     100,871      5,770   5.72%   117,957     7,074   5.99%    138,213     8,145   5.89%
                                            --------------------         --------------------        ---------------------
      Total interest bearing liabilities      461,433     17,248   3.74%   416,662    21,900   5.26%    387,048    19,753   5.10%
                                            --------------------         --------------------        ---------------------
Net Interest Income                                    $  17,926                    $ 13,410                    $  13,124
                                                      ==========                   ==========                   ==========
Net Interest Rate Spread  (3)                                      3.53%                       2.77%                        2.93%
Net Interest Rate Margin  (4)                                      3.70%                       3.05%                        3.21%
Ratio of average interest earning assets
  to average interest bearing liabilities        1.05x                        1.05x                        1.06x
                                            ==========                   ==========                  ===========

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

Changes in Financial Condition

General
Total assets increased from $473.6 million at September 30, 2001, to $532.2 million at September 30, 2002. This increase of $58.4 million was mainly the result of an increase in loans held for sale, an increase in construction loans outstanding and loans receivable from the ING Bank branch acquisition (see Note 2 of the Notes to audited Consolidated Financial Statements). The Bank has continued to experience good demand for loans and supplemented the internal loan origination of $481.0 million with purchases of other loans totaling $19.3 million that met the interest rate risk and credit risk criteria established by management.

Securities Available for Sale
Equity securities increased by $25,000 due an increase in the market value of fund investments. Mortgage-backed and related securities available for sale increased by $1.7 million during the 2002 fiscal year as a result of an additional security purchased and an increase in market value. Debt securities available for sale decreased $3.1 million due to maturities. The net unrealized losses on securities available for sale decreased from $567,000 at September 30, 2001 to $123,000 at September 30, 2002. This decrease was primarily due to the market rate of interest decreasing as compared to the contractual rate of interest.

Securities Held to Maturity
Debt securities held to maturity remained the same at $12.4 million. Mortgage-backed securities held to maturity decreased from $25.7 million to $20.7 million during fiscal 2002, due to principal repayments. The net unrealized gain on securities held to maturity was $748,000, at September 30, 2002. At September 30, 2001, held to maturity securities had a net unrealized loss of $75,000. The improvement was a result of a decline in the market rate of interest as compared to the contractual rate of interest on the securities.

Loans Held for Sale
Net loans held for sale increased from $12.1 million at September 30, 2001 to $29.2 million at September 30, 2002. The Bank had firm commitments to sell these loans held for sale that were closed by September 30, 2002.

Loans Receivable
Net loans receivable increased from $340.5 million at September 30, 2001 to $382.7 million at September 30, 2002. This increase of $42.2 million was a result of increases in other real estate mortgages totaling $8.6 million, net construction loans totaling $68.1 million and agricultural loans in the amount of $6.2 million, partially offset by a decline in one-to-four family loans of $27.3 million and consumer and commercial loans of $15.3 million. As part of the acquisition of the ING branch, the Bank purchased $2.6 million of consumer loans and $26.2 million in commercial and commercial real estate loans at a premium of $316,000.

The composition of the loans originated were indicative of the change in the Corporation's loan portfolio. During the last five years, one-to-four family residential mortgages decreased from 55.1% of all loans to 11.1%. The interest rate risk profile of residential mortgages causes the Bank to sell the majority of such loans in the secondary market. The diversification of the loan portfolio helped to mitigate the impact of interest rate reductions on the average yield in the loan portfolio, which decreased to 8.18% for the year ended September 30, 2002, as compared to 8.89% in the prior year. While this yield decreased 71 basis points, the cost of certificates of deposit decreased by 178 basis points, which may be more indicative of interest rate movements. See "Average Balances" on page 9.

Deposits
Deposits, after interest credited, excluding the ING branch acquisition, increased from $312.5 million at September 30, 2001 to $332.2 million at September 30, 2002, an increase of $19.7 million. Overall cost of funds on deposits during the period decreased 178 basis points (100 basis points equals 1%) as the Bank attempted to maintain deposit rates consistent with market place competitors. Demand deposits increased $ 2.7 million or 6.6% from September 30, 2001 to September 30, 2002. Savings account balances decreased $10.6 million during the same period, while certificates of deposit increased $27.6 million. As part of the ING branch acquisition, the Bank assumed $19.3 million in demand deposits, $6.2 million in savings accounts and $24.2 million in certificates of deposit, at a discount of $416,000. The Bank also recorded $794,000 of core deposit intangibles in this transaction. The Bank utilized this increase in deposits to fund the continued loan growth and reduce Federal Home Loan Bank ("FHLB") borrowings. Borrowings decreased by $15.5 million dollars during fiscal 2002 due to principal payments. The Bank was able to fund lending and investments with loan repayments and deposit growth.

Stockholders' Equity
At September 30, 2002, total stockholders' equity increased $3.9 million to $45.9 million from $41.9 million at September 30, 2001. The increase was primarily due to net income of $6 million during the period coupled with an increase in accumulated comprehensive income offset by stock repurchases and dividends paid.

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

Comparison of Years Ended September 30, 2002 and 2001

Net Income
Net income increased to $6.0 million for the year ended September 30, 2002, from $3.7 million for the year ended September 30, 2001. The increase was primarily due to an increase in non-interest income of $2.4 million and an increase in net interest income of $4.5 million less an increase in non-interest expense of $3.3 million.

Interest Income
Total interest income decreased to $35.2 million for the year ended September 30, 2002, from $35.3 million for the year ended September 30, 2001. Interest income on loans increased by $753,000 from $30.6 million for the year ended September 30, 2001, to $31.4 million for the year ended September 30, 2002. This was a result of a $39.4 million increase in the average balance of loans receivable from $344.5 million at September 30, 2001, to $383.8 million at September 30, 2002. The average yield decreased from 8.89% at September 30, 2001, to 8.18% at September 30, 2002. Interest income on mortgage-backed securities increased $35,000 from September 30, 2001 to September 30, 2002. The average balance of investment securities decreased by $1.7 million during the fiscal year and the yield decreased from 4.53% to 2.79%. The yield on interest-earning assets decreased from 8.03% at September 30, 2001 to 7.27% at September 30, 2002. Interest income increased by $3.8 million as a result of increased volume during the year while the changes in rates caused interest income to decrease by $3.6 million and the rate/volume change decreased interest income by $287,000. Details are contained in the tables at pages 8 and 9.

Interest Expense
Total interest expense decreased to $17.2 million for the 2002 fiscal year from $21.9 million for the 2001 fiscal year, as the average balance of total interest-bearing liabilities increased $61.9 million and the average cost of funds decreased 178 basis points. The increased cost of deposits attendant to the growth of balances was approximately $3.1 million, while the decrease associated with a change in interest rates was approximately $5.3 million. The cost associated with interest-bearing deposits decreased from 4.96% for the year ended September 30, 2001 to 3.18% for the same period ended September 30, 2002. The cost associated with borrowed funds decreased to 5.72% for fiscal 2002 as compared to 5.99% for fiscal 2001. $327,000 of the decrease in the cost of borrowed funds was a result of decreases in rates, while decreased volumes reduced interest expense by $1.0 million and $55,000 of the increase was rate/volume related. Details are contained in the tables at pages 8 and 9.

Net Interest Income
Net interest income increased $4.5 million during the 2002 fiscal year. Changes in interest rates caused an increase in net income of $2.0 million, volumes accounted for an increase in net interest income of $1.7 million and rate/volume differences increased $737,000.

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

The Bank's loan loss provision decreased from $1.1 million for the year ended September 30, 2001 to $811,000 for the year ended September 30, 2002. Included in the Bank's loan loss provision for September 30, 2001 was a $716,000 charge in regard to an agricultural loan. See- "Comparison of the years ended September 30, 2001 and 2000, Provision for Loan Losses". The Bank's allowance for loan losses was $1.7 million at September 30, 2002. The allowance for loan losses represents 0.41% of net loans outstanding and 33.8% of total non-performing assets.

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

Non-interest Income
Total non-interest income increased by $2.4 million to $9.0 million for the year ended September 30, 2002 from $6.6 million for the year ended September 30, 2001. Gains on loans sold increased from $2.5 million for fiscal year 2001 to $4.3 million for fiscal year 2002 and other service charges and fees increased from $979,000 for the year ended September 20, 2001 to $1.4 million for the year ended September 30, 2002, primarily due to declining interest rates that helped boost the purchase and refinance markets. Service charges on deposit accounts increased $216,000 due to a combination of an increase in the number of accounts and an increase in fees.

Non-interest Expense
Total non-interest expense increased from $12.8 million for the year ended September 30, 2001 to $16.1 million for the year ended September 30, 2002. Compensation and benefits increased $1.8 million, as a result of the acquisition of the St. Cloud office and higher indirect administrative costs related to the higher levels of construction lending activities and merit increases. Occupancy and equipment expense decreased $8,000 while deposit insurance premiums increased $4,000. Professional fees increased from $401,000 for fiscal year 2001 to $524,000 for fiscal year 2002. The increase is due to expenses incurred relating to evaluations required with the St. Cloud acquisition, an increased reliance on consultants, where appropriate, and general increases. Data processing increased $147,000 to $901,000 for the period ended September 30, 2002, partially due to the St. Cloud acquisition and partially due to the delivery of additional data processing related services to our customer base. Other operating expenses increased as a result of goodwill and core deposit intangibles associated with the ING acquisition, increased indirect expenses related to the higher levels of construction lending activities and communication and other costs associated with the integration of an additional branch location.

Income Tax Expense
Income tax expense increased $1.5 million for the year ended September 30, 2002 to $3.9 million. This increase was primarily due to a gain in pre-tax income of $3.8 million.

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

Net Interest Income
Net interest income increased $286,000 during the 2001 fiscal year. Changes in interest rates caused a decrease in net interest income of $1.4 million, volumes accounted for an increase in net interest income of $1.7 million and rate/volume differences decreased net interest income $68,000.

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

Non-interest Income
Total non-interest income increased by $1.8 million to $6.6 million for the year ended September 30, 2001 from $4.8 million for the year ended September 30, 2000. Gains on loans sold increased from $1.2 million for fiscal year 2000 to $2.5 million for fiscal year 2001. Other service charges and fees increased from $765,000 for the year ended September 20, 2000 to $979,000 for the year ended September 30, 2001, primarily due to declining interest rates that helped boost the purchase and refinance markets. Service charges on deposit accounts increased $289,000 during the periods compared due to a combination of an increase in the number of accounts affected and an increase in the fees associated with deposit accounts.

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

Operating activities used cash of $8.6 million during the year ended September 30, 2002. Operating activities used cash of $3.0 million and provided cash of $6.9 million during the years ended September 30, 2001 and 2000, respectively. In fiscal 2002, the cash flow in operating activities was influenced primarily by the change in loans held for sale and other assets and liabilities.

Investing activities provided $9.4 million during the year ended September 30, 2002 and provided $6.9 million and used $61.0 million during the years ended September 30, 2001 and 2000. The primary activity of the Bank is originating and purchasing loans and purchasing investment and mortgage-backed securities. The primary activity of HMC is originating and selling loans in the secondary mortgage market. During the years ended September 30, 2002, 2001 and 2000, the Corporation originated loans in the amount of $481.0 million, $348.0 million and $262.7 million. The net loan originations and principal payments on loans provided $4.6 million in 2002 and provided $25.9 million in 2001 and used $32.3 million in 2002 and 2000, respectively. The purchase of loans used $19.3 million, $27.3 million and $32.4 million in fiscal 2002, 2001 and 2000 and was largely comprised of commercial business loans that represented participation interests with other financial institutions. The Bank also sold a participation in a development loan in fiscal year 2001 for $1.6 million. Maturities, principal payments or the exercise of call provisions by the issuers of mortgage-backed securities held to maturity provided $5.1 million, $7.3 million and $2.2 million for the years ended September 30, 2002, 2001 and 2000. The purchase of investment securities available for sale used $3.0 million, $13.9 million and $50,000 and maturities or the exercise of call provision by the issuers of such securities provided $4.8 million, $13.3 million and $0 for the years ended September 30, 2002, 2001 and 2000. Other investment activities included the purchase of equipment and property improvements and the net cash received in the acquisition of the ING branch.

For the year ended September 30, 2002, $19.9 million in cash was provided as a result of an increase in deposits and net cash of $15.5 million was paid on FHLB advances. The purchase of treasury stock and dividends on common stock used $1.5 million and $2.2 million, respectively. During the fiscal year ended September 30, 2001, $17.7 million in cash was provided as a result of an increase in deposits and net cash of $14.0 million was paid on FHLB advances. The purchase of treasury stock used $2.5 million and dividends on common stock used $1.3 million during the 2001 fiscal year. Basic and diluted earnings per share for the year ended September 30, 2002, were $2.77 and $2.63, correspondingly. A portion of the earnings per share was a result of the purchase of treasury stock during the fiscal year. Financing activities provided $1.3 million during the year ended September 30, 2002 and provided $207,000 and $43.4 million in cash during the years ended September 30, 2001 and 2000.

The Bank's liquidity is a measure of its ability to fund loans, pay withdrawals of deposits and other cash outflows in an efficient and cost effective manner. The Bank's primary sources of funds are deposits and the scheduled amortization and prepayments of loan and mortgage-backed security principal. During the past several years the Bank has used such funds primarily to fund maturing time deposits, pay savings withdrawals, fund lending commitments, purchase new investments and increase liquidity. The Bank funds its operations internally and as needed with borrowed funds from the FHLB. As of September 30, 2002, such borrowed funds totaled $98.0 million. While loan repayments and maturing investments and mortgage-backed securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed security prepayments are
greatly   influenced  by  general  interest  rates,   economic   conditions  and
competition.

The amount of certificate accounts that are scheduled to mature during the twelve months ending September 30, 2003 is approximately $163.0 million. To the extent that these deposits do not remain at the Bank upon maturity, the Bank believes that it can replace these funds with deposits, current excess liquidity and FHLB advances or outside borrowings. It has been the Bank's experience that substantial portions of such maturing deposits remain at the Bank.

At September 30, 2002, the Bank had commitments to extend credit of $63.9 million. Funds required to fill these commitments are derived primarily from FHLB borrowings, current excess liquidity, deposit inflows, loan sales and loan and security repayments.

OTS regulations require the Bank to maintain core capital of 4.0% of assets, of which 2.0% must be tangible equity capital, excluding goodwill. The Bank is also required to maintain risk-based capital equal to 8.0% of total risk-based assets. The Bank's regulatory capital exceeded its tangible equity, tier 1 (risk-based), tier 1 (core) and risk-based capital requirements by 5.9%, 3.4%, 6.8% and 3.3%, respectively.

The Bank's risk-based capital increased from $37.2 million to $40.5 million during the year ended September 30, 2002. This was primarily due to the Bank's net earnings less the amount of a dividend paid by the Bank to the Corporation.

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

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------



To the Board of Directors and Stockholders
FSF Financial Corp. and Subsidiaries
Hutchinson, MN

We have audited the accompanying consolidated statements of financial condition of FSF Financial Corp. and Subsidiaries (the Corporation) as of September 30, 2002 and 2001 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three fiscal years in the period ended September 30, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FSF Financial Corp. and Subsidiaries as of September 30, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the fiscal years in the three-year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.




/s/Larson, Allen, Weishair & Co., LLP
Larson, Allen, Weishair & Co., LLP
Austin, Minnesota
October 26, 2002

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (IN THOUSANDS, except shares)
--------------------------------------------------------------------------------


                                                                         September 30,
                                                                   -------------------------
                                                                      2002         2001
                                                                    ---------    ---------
                                                                        (In thousands)

                                     ASSETS
                                     ------
Cash and cash equivalents                                           $  14,615    $  12,594
Securities available for sale, at fair value:
     Equity securities                                                 12,046       12,021
     Mortgage-backed and related securities                            29,196       27,481
     Debt securities                                                       --        3,055
Securities held to maturity, at amortized cost:
     Debt securities (Fair value of $13,150 and $12,490)               12,447       12,420
     Mortgage-backed and related securities
       (Fair value of $20,724 and $25,586)                             20,679       25,731
Restricted Stock                                                        5,925        5,925
Loans held for sale                                                    29,242       12,082
Loans receivable, net                                                 382,690      340,484
Foreclosed real estate                                                    122          126
Accrued interest receivable                                             4,436        4,777
Premises and equipment                                                  6,005        5,439
Other assets                                                            9,690        8,901
Goodwill                                                                4,451        2,595
Core deposit intangible                                                   616           --
                                                                    ---------    ---------

          Total assets                                              $ 532,160    $ 473,631
                                                                    =========    =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
Liabilities:
     Demand deposits                                                $  62,687    $  40,721
     Savings accounts                                                  89,037       93,428
     Certificates of deposit                                          230,200      178,392
                                                                    ---------    ---------
          Total deposits                                              381,924      312,541
     Federal Home  Loan Bank borrowings                                98,000      113,500
     Advances from borrowers for taxes and insurance                      352          497
     Other liabilities                                                  6,003        5,152
                                                                    ---------    ---------
          Total liabilities                                           486,279      431,690

Stockholders' equity:
     Serial preferred stock, no par value 5,000,000 shares
       authorized, no shares issued                                        --           --
     Common stock, $.10 par value 10,000,000 shares authorized,
       4,501,277 and 4,501,277 shares issued                              450          450
     Additional paid in capital                                        43,101       43,184
     Retained earnings, substantially restricted                       35,214       31,355
     Treasury stock at cost (2,197,763 and 2,194,803 shares)          (31,621)     (31,146)
     Unearned ESOP shares at cost (54,891 and 90,863 shares)             (549)        (909)
     Unearned MSP stock grants at cost (42,164 and 42,564 shares)        (448)        (453)
     Accumulated other comprehensive (loss)                              (266)        (540)
                                                                    ---------    ---------
          Total stockholders' equity                                   45,881       41,941
                                                                    ---------    ---------

          Total liabilities and stockholders' equity                $ 532,160    $ 473,631
                                                                    =========    =========

        The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS, except per share amounts)
--------------------------------------------------------------------------------

                                                                    Years Ended September 30,
                                                                 --------------------------------
                                                                   2002        2001        2000
                                                                 --------    --------    --------
                                                                          (In thousands)
Interest income:
     Loans receivable                                            $ 31,389    $ 30,636    $ 27,097
     Mortgage-backed and related securities                         2,430       2,395       2,668
     Investment securities                                          1,355       2,279       3,112
                                                                 --------    --------    --------
          Total interest income                                    35,174      35,310      32,877
                                                                 --------    --------    --------
Interest expense:
     Deposits                                                      11,478      14,826      11,608
     Borrowed funds                                                 5,770       7,074       8,145
                                                                 --------    --------    --------
          Total interest expense                                   17,248      21,900      19,753
                                                                 --------    --------    --------
          Net interest income                                      17,926      13,410      13,124
     Provision for loan losses                                        811       1,077         216
                                                                 --------    --------    --------
          Net interest income after provision for loan losses      17,115      12,333      12,908
                                                                 --------    --------    --------
Non-interest income:
     Gain (loss) on loans- net                                      4,273       2,499       1,197
     Other service charges and fees                                 1,384         979         765
     Service charges on deposit accounts                            1,767       1,551       1,262
     Commission income                                              1,126       1,145       1,108
     Other                                                            425         425         493
                                                                 --------    --------    --------
          Total non-interest income                                 8,975       6,599       4,825
                                                                 --------    --------    --------
Non-interest expense:
     Compensation and benefits                                      9,533       7,705       7,232
     Occupancy and equipment                                        1,507       1,515       1,406
     Deposit insurance premiums                                        61          57          71
     Data processing                                                  901         754         689
     Professional fees                                                524         401         378
     Other                                                          3,605       2,383       2,203
                                                                 --------    --------    --------
          Total non-interest expense                               16,131      12,815      11,979
                                                                 --------    --------    --------
          Income before provision for income taxes                  9,959       6,117       5,754
Income tax expense                                                  3,927       2,384       2,250
                                                                 --------    --------    --------
          Net income                                                6,032       3,733       3,504
                                                                 ========    ========    ========

Basic earnings per share                                         $   2.77    $   1.68    $   1.46
Diluted earnings per share                                       $   2.63    $   1.61    $   1.43



FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (IN THOUSANDS)
--------------------------------------------------------------------------------

Net Income                                                       $  6,032    $  3,733    $  3,504
Other comprehensive income
     Unrealized gains (losses) on securities
       Unrealized holding gains (losses) arising during period        444       1,966        (736)
       Tax benefit (expense)                                         (170)       (735)        278
                                                                 --------    --------    --------
      Other comprehensive income (loss) after tax                     274       1,231        (458)
                                                                 --------    --------    --------
Comprehensive income                                             $  6,306    $  4,964    $  3,046
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


FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY  (IN THOUSANDS, except per share amounts)
-------------------------------------------------------------------------------------------------------------------

                                                                         Unallocated     Unearned            Accumulated
                                                             Retained      Common          Stock                 Other
                                            Additional       Earnings       Stock        Acquired            Comprehensive
                               Common         Paid-in     Substantially    Held by          by     Treasury     Income
                               Stock          Capital       Restricted      ESOP            MSP      Stock      (Loss)        Total
                               -----------------------------------------------------------------------------------------------------
Balance, September 30, 1999    $  450      $   43,292     $   26,627     $  (1,628)    $     (528) $(24,575)   $ (1,313)    $42,325
  Net earnings                      -               -          3,504             -              -         -           -       3,504
  Treasury stock acquired           -               -              -             -              -    (4,947)          -      (4,947)
  Stock issued for options
    and compensation                -               -              -             -              -        18           -          18
  Amortization of and tax
    on MSP shares                   -              18              -             -             70         -           -          88
  Common stock dividends
  ($0.50 per share)                 -               -         (1,206)            -              -         -           -      (1,206)
  Allocated ESOP shares             -              81              -           360              -         -           -         441
  Other comprehensive loss          -               -              -             -              -         -        (458)       (458)
                               -----------------------------------------------------------------------------------------------------
Balance September 30, 2000        450          43,391         28,925        (1,268)          (458)  (29,504)     (1,771)     39,765
  Net earnings                      -               -          3,733             -              -         -           -       3,733
  Treasury stock acquired           -               -              -             -              -    (2,488)          -      (2,488)
  Stock issued for options
    and compensation                -            (330)             -             -              -       846           -         516
  Amortization of and tax
    on MSP shares                   -               5              -             -              5         -           -          10
  Common stock dividends
  ($0.60 per share)                 -               -         (1,303)            -              -         -           -      (1,303)
  Allocated ESOP shares             -             118              -           359              -         -           -         477
  Other comprehensive income        -               -              -             -              -         -       1,231       1,231
                               -----------------------------------------------------------------------------------------------------
Balance September 30, 2001        450          43,184         31,355          (909)          (453)  (31,146)       (540)     41,941
  Net earnings                      -               -          6,032             -              -         -           -       6,032
  Treasury stock acquired           -               -              -             -              -    (1,496)          -      (1,496)
  Stock issued for options
    and compensation                -            (246)             -             -              -     1,021           -         775
  Amortization of and tax
    on MSP shares                   -               -              -             -              5         -           -           5
  Common stock dividends
     ($1.00 per share)              -               -         (2,173)            -              -         -           -      (2,173)
  Allocated ESOP shares             -             163              -           360              -         -           -         523
  Other comprehensive income        -               -              -             -              -         -         274         274
                               -----------------------------------------------------------------------------------------------------
Balance September 30, 2002     $  450      $   43,101     $   35,214     $    (549)    $     (448) $(31,621)   $   (266)    $45,881
                               =====================================================================================================

                The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                     Years Ended September 30,
                                                                 -----------------------------------
                                                                    2002         2001         2000
                                                                 ---------    ---------    ---------
Cash flows from operating activities:
     Net income                                                  $   6,032    $   3,733    $   3,504
     Adjustments to reconcile net income to net cash
       provided (used) by operating activities:
     Depreciation                                                      730          658          603
     Net amortization of discounts and premiums on securities
       held to maturity                                               (186)         (39)         (40)
     Provision for loan losses                                         811        1,077          216
     Net market value adjustment on ESOP shares                        163          117           71
     Amortization of ESOP and MSP stock compensation                   460          445          451
     Amortization of intangibles                                       444          118          118
     Net gain on sale of assets                                         --          (30)        (126)
     Net loan fees deferred and amortized                               91           64         (203)
     Loans originated for sale                                    (225,532)    (138,136)     (52,221)
     Loans sold                                                    208,371      129,245       54,364
     (Increase) decrease in:
       Accrued interest receivable                                     434         (345)      (1,104)
       Other assets                                                   (678)        (649)        (435)
     Increase (decrease) other liabilities                             242          724        1,699
                                                                 ---------    ---------    ---------
Net cash provided (used) by operating activities                    (8,618)      (3,018)       6,897
                                                                 ---------    ---------    ---------

Cash flows from investing activities:
     Loan originations and principal payments on loans, net          4,599       25,925      (32,349)
     Purchase of loans                                             (19,298)     (27,337)     (32,417)
     Loan participations sold                                           --        1,600          851
     Principal payments on securities held to maturity               5,085        1,260          604
     Purchase of securities available for sale                      (2,992)     (13,938)         (50)
     Proceeds from FHLB stock redeemed                                  --          450        1,038
     Proceeds from maturities of securities available for sale       4,753       13,321           --
     Proceeds from maturities of securities held to maturity            --        6,000        1,570
     Investment in foreclosed real estate                              (21)          (6)          (7)
     Proceeds from sale of REO                                         175          231          428
     Proceeds from sale of fixed assets                                 --           --          157
     Purchase of ING Branch, net of deposits assumed                17,589           --           --
     Purchase of equipment and property improvements                  (530)        (583)        (872)
                                                                 ---------    ---------    ---------
Net cash provided (used) by investing activities                 $   9,360    $   6,923    $ (61,047)
                                                                 ---------    ---------    ---------

        The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS CONTINUED (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                             Years Ended September 30,
                                                                        -----------------------------------
                                                                           2002         2001         2000
                                                                        ---------    ---------    ---------
Cash flows from financing activities:
     Net increase in deposits                                           $  19,912    $  17,718    $  63,176
     FHLB Advances                                                         10,000       26,000       88,000
     Payments on FHLB Advances                                            (25,500)     (40,000)    (101,467)
     Net short term borrowings                                                 --           --         (200)
     Net decrease in mortgage escrow funds                                   (146)        (160)         (12)
     Treasury stock purchased                                              (1,496)      (2,488)      (4,947)
     Dividends on common stock                                             (2,173)      (1,303)      (1,206)
     Proceeds from exercise of stock options                                  682          440           23
                                                                        ---------    ---------    ---------
Net cash provided by financing activities                                   1,279          207       43,367
                                                                        ---------    ---------    ---------

Net increase (decrease) in cash and cash equivalents                        2,021        4,112      (10,783)

Cash and cash equivalents:
     Beginning of year                                                     12,594        8,482       19,265
                                                                        ---------    ---------    ---------
     End of period                                                      $  14,615    $  12,594    $   8,482
                                                                        =========    =========    =========

Supplemental disclosures of cash flow information:
    Cash payments for:
        Interest on advances and other borrowed money                   $   5,770    $   7,074    $   8,144
        Interest on deposits                                               12,145       14,044       10,828
        Income taxes                                                        3,939        2,830        1,963

Supplemental schedule of non-cash investing and financing activities:
     Foreclosed real estate                                             $     149    $     339    $     378


        The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
NOTES TO CONDOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002, 2001 AND 2000
--------------------------------------------------------------------------------


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

Nature of Business
The Corporation is a holding company whose affiliated companies provide financial services. The Agency is a property and casualty insurance company. Firstate Services is an investment services company. The Bank is a community financial institution attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make mortgage, construction, consumer, commercial and agricultural loans. HMC, a mortgage banking entity, has become an integral part of the Bank's lending and fee income function. At September 30, 2002, the Bank operated 12 retail-banking offices in Minnesota. The Bank is subject to significant competition from other financial institutions and is also subject to regulation by certain federal agencies, therefore undergoing periodic examinations by those regulatory authorities.

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

Cash Equivalents (In thousands)
For purposes of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments with original maturities of three months or less and money market funds to be cash equivalents. Cash and cash equivalents include interest-bearing deposits of $11,018 and $9,767 at September 30, 2002 and 2001, respectively.

Debt and Equity Securities
The  Corporation   classifies  its  investments,   including  marketable  equity
securities, mortgage-backed securities and mortgage related securities, in one of three categories:

         Trading Account Securities
         Securities held principally for resale in the near term are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included in other income. The Corporation did not hold any trading securities during the three fiscal years ended September 30, 2002.

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

Restricted Stock
The Bank, as a member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the Federal Home Loan Bank of Des Moines ("FHLB") in varying amounts based on balances of outstanding home loans and on amounts borrowed from the FHLB. Because no ready market exists for this stock and it has no quoted market value, the Bank's investment in this stock is carried at cost.

Loans Held for Sale
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable
Loans receivable, that management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at their outstanding principal adjusted by any charge-off, the allowance for loan losses and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Discounts and premiums on purchased real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using the level yield method.

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

Uncollectible interest on loans that are contractually past due for three months is charged off or an allowance is established, based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued. Income is subsequently recognized only when cash payments are received and in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status.

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

Mortgage Loan Servicing Rights
The Bank has established accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial component approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the Bank and the de-recognition of financial assets and liabilities when control is extinguished. Liabilities and derivatives incurred or obtained in conjunction with the transfer of financial assets are measured at fair value, if practicable. Servicing assets and other retained interest in transferred assets are measured by allocating the carrying amount between the assets sold and the interest retained, based on their relative fair value.

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

Advertising Costs (in thousands)
The Corporation expenses all advertising costs as incurred. Advertising expense totaled $319, $348 and $268 for the three years ended September 30, 2002, 2001 and 2000, respectively.

Income Taxes
The Corporation calculates income taxes on the liability method. The net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various assets and liabilities of the Corporation giving current recognition to changes in tax rates and laws.

Earnings Per Share
Basic incomes per share amounts are computed by dividing the net income by the weighted average number of common shares outstanding. Diluted income per share amounts are computed by dividing net income, adjusted for the effect of assumed conversions, by the weighted average number of common shares outstanding plus dilutive potential common shares calculated for stock options outstanding using the treasury stock method.

Treasury Stock
Treasury stock is recorded at cost. In the event of subsequent reissue, the treasury stock account will be reduced by the cost of such stock on the average cost basis with any proceed differences reflected as paid in capital adjustments. Treasury stock is available for general corporate purposes.

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

Fair Values of Financial Instruments
The Corporation in estimating fair values of financial instruments as disclosed herein used the following methods and assumptions:


Cash and  cash  equivalents-  the  carrying  value of cash and cash  equivalents approximate fair value.
Debt and equity  securities- fair values of debt and equity securities have been estimated using quoted market prices.
Loans receivable- for variable  rate loans and loans with  relatively  near term maturities (such as consumer installment loans) carrying values approximate fair values. The fair value of long term fixed rate loans has been estimated using present value cash flows, discounted at a rate approximating current market rates and giving consideration to estimated prepayment risk and credit loss factors. The estimated fair value of loans held for sale is based on quoted market prices of similar instruments trading in the secondary market.
Originated  mortgage-servicing   rights-  the  carrying  amounts  of  originated
     mortgage servicing rights approximate their fair values.
Accrued   interest-  the  carrying  amounts  of  accrued   interest   receivable
     approximate their fair values.
Life Insurance policies- cash value of the policies approximates fair value. Deposit liabilities- the fair values of demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values of fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.
Shortterm  borrowings-  the carrying  amounts of advances  from the Federal Home
     Loan Bank (FHLB) of Des Moines maturing within 90 days approximate their fair values.
Long term borrowings- the carrying amounts of long term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.
Off-balance sheet items- fair value for off-balance sheet lending commitments are based on fees currently charges to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties credit standings. The carrying value and fair value of commitments to extend credit are not considered material for disclosure.

Reclassifications
Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income.

NOTE 2- BRANCH ACQUISITION (in thousands)
On November 9, 2001, the Bank acquired the St. Cloud, Minnesota branch facility and related business of ING Bank, fsb. The purchase method transaction involved the assumption of deposits and acquisitions of assets as follows (in thousands):

     Deposits assumed (at fair value)                              $ 50,083
                                                                   =========

     Assets acquired:
          Cash                                                     $ 17,589
          Loans receivable                                           28,806
          Premises and equipment                                        765
          Other assets                                                   14
          Core deposit intangible                                       794
                                                                   ---------

               Sub-total (at fair value)                           $ 47,968
                                                                   ---------

          Cost of unidentifiable intangible asset resulting
            from the excess of fair value of deposit
            liabilities assumed over the fair value of acquired
            identifiable asset (SFAS 72 Goodwill)                  $  2,115
                                                                   =========

The unidentifiable intangible asset is recognized under SFAS No. 72, Accounting for Certain Acquisitions of Banking and Thrift Institutions and is excluded from the scope of Statement 142 (See Note 17). Statement 72 intangible asset is subject to amortization based upon the estimated remaining maturity of the interest rate sensitive assets acquired (approximately 12 years) and is tax deductible over a 15-year period. The primary reason for the ING branch acquisition was to increase the Bank's business and market potential in the St. Cloud, Minnesota area.

The results of operations for the current fiscal year periods were affected by less than two cents per share on a pro-forma basis and considered not material for disclosure. Unidentifiable intangible asset amortization for the current year was $146.

The Financial Accounting Standards Board (FASB) issued SFAS No. 147, which amends SFAS No. 72, effective October 1, 2002. The unidentifiable intangible goodwill recognized pursuant to SFAS 72 (i.e. the unamortized excess of the fair value of liabilities assumed over the fair value of assets acquired) will be reclassified as SFAS 141 goodwill as of the date that SFAS 142 is applied. Note that, as of such date, the carrying amount of core deposit intangible (for which individual accounting records have been kept) is recorded separately and continues to be amortized. Reclassified goodwill will be prospectively accounted for in accordance with SFAS 142, thus effectively, amortization ceases as of October 1, 2002.

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

September 30, 2002

                                      ------------------------------------------
                                                   Gross        Gross
                                      Amortized  Unrealized   Unrealized  Fair
                                        Cost       Gains        Losses    Value
                                      ---------   -------      --------  -------
Available for sale securities:
     Equity securities
           Fund Investments             $12,522   $  --        $   476   $12,046
                                        =======   =======      =======   =======
     Mortgage backed securities:
           REMICs                       $28,843   $   448      $    95   $29,196
                                        =======   =======      =======   =======

Held to maturity securities:
     Debt securities:
           U.S. Government and Agency   $12,447   $   763      $    60   $13,150
                                        =======   =======      =======   =======
     Mortgage backed securities:
           REMICs                       $20,154   $   136      $    92   $20,198
           FNMA certificates                511         1           --   $   512
           Other certificates                14        --           --   $    14
                                        -------   -------      -------   -------
                      Total             $20,679   $   137      $    92   $20,724
                                        =======   =======      =======   =======




The amortized cost of debt and mortgage-backed securities at September 30, 2002 included unamortized premiums of $192 and unaccreted discounts of $196, respectively.

September 30, 2001

                                      ------------------------------------------
                                                   Gross        Gross
                                      Amortized  Unrealized   Unrealized  Fair
                                        Cost       Gains        Losses    Value
                                      ---------   -------      --------  -------
Available for sale securities:
     Equity securities
           Fund Investments             $12,522   $    --   $   501   $12,021
                                        =======   =======   =======   =======
     Mortgage backed securities:
           REMICs                       $27,602   $   162   $   283   $27,481
                                        =======   =======   =======   =======

     Debt Securities:                   $ 3,000   $    55   $    --   $ 3,055
                                        =======   =======   =======   =======
Held to maturity securities:
     Debt securities:
           U.S. Government and Agency   $12,420   $   298   $   228   $12,490
                                        =======   =======   =======   =======
     Mortgage backed securities:
           REMICs                       $24,970   $   150   $   320   $24,800
           FNMA certificates                741        25        --   $   766
           Other certificates                20        --        --   $    20
                                        -------   -------   -------   -------
                      Total             $25,731   $   175   $   320   $25,586
                                        =======   =======   =======   =======

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

The amortized cost of debt and mortgage backed securities at September 30, 2001 includes unamortized premiums of $201 and unaccreted discounts of $246, respectively.

There were no sales of securities during the past three years as presented.

The scheduled maturities of securities held to maturity and securities (other than equity securities) available for sale at September 30, 2002 are as follows:

                                      Held to Maturity       Available for Sale
                                         Securities              Securities
                                     -------------------     -------------------
                                     Amortized   Fair        Amortized   Fair
                                       Cost      Value          Cost     Value
                                     ---------  -------      ---------  -------
Due in one year or less               $ 5,092   $ 5,208       $    --   $    --
Due from one to five years              4,169     4,514            --        --
Due from five to ten years              2,009     1,949            --        --
Due after ten years                    21,856    22,203        28,843    29,196
                                      -------   -------       -------   -------
          Total                       $33,126   $33,874       $28,843   $29,196
                                      =======   =======       =======   =======

For purposes of this maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted average contractual maturities of underlying collateral. Mortgage-backed securities may mature earlier than their weighted average contractual maturities because of principal prepayments. Debt and mortgage-backed securities carried at approximately $14.6 million at September 30, 2002 and $21.0 million at September 30, 2001 were pledged to secure public deposits and for other purposes required or permitted by law.

(4)      Loans Receivable (in thousands)

Loans receivable are summarized as follows:

                                                             September 30,
                                                        ----------------------
                                                           2002         2001
                                                        ---------    ---------
First mortgage loans:
     Secured by 1-4 family residences                   $  42,383    $  69,708
     Secured by other properties                           52,043       43,395
     Land and Land development loans                       19,394       17,747
     Residential construction loans                       239,155      142,035
                                                        ---------    ---------
                                                          352,975      272,885
     Less:
          Un-disbursed portion of construction
            and land development loans                   (101,854)     (73,235)
          Net deferred loan origination fees                 (991)        (983)
                                                        ---------    ---------
                    Subtotal first mortgage loans         250,130      198,667

Consumer and other loans:
     Consumer loans                                        29,929       39,315
     Home equity and second mortgages                      27,543       29,991
     Commercial                                            20,484       23,908
     Agricultural loans                                    56,129       49,935
                                                        ---------    ---------
                                                          134,085      143,149
     Add:
          Net deferred loan origination costs                 156          209
                                                        ---------    ---------
                    Subtotal consumer and other loans     134,241      143,358
                                                        ---------    ---------
                              Subtotal all loans          384,371      342,025
     Less:
          Allowance for loan losses
                                                           (1,681)      (1,541)
                                                        ---------    ---------
                                        Total           $ 382,690    $ 340,484
                                                        =========    =========

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

Loans receivable on non-accrual status for which interest income has not been recognized was $4,873 and $2,953 at September 30, 2002 and 2001, respectively. The interest income not recognized on these loans was $264 and $178, respectively.

A summary of the allowance for loan losses is as follows:

                                               Years Ended September 30,
                                             -----------------------------
                                              2002       2001       2000
                                             -------    -------    -------

Balance, beginning of period                 $ 1,541    $ 1,534    $ 1,387
ING Branch acquisition                           274         --         --
Provision for losses                             811      1,077        216
Charge-offs                                     (988)    (1,127)       (98)
Recoveries                                        43         57         29
                                             -------    -------    -------
Balance, end of period                       $ 1,681    $ 1,541    $ 1,534
                                             =======    =======    =======

Loans, having carrying values of $149 and $339, were transferred to foreclosed real estate in 2002 and 2001, respectively.

The aggregate amount of loans to executive officers and directors of the Corporation were $240 and $364 at September 30, 2002 and 2001, respectively. During 2002, repayments on loans to executive officers and directors amounted to $259 and $135 was advanced.

(5)      Loan Servicing (in thousands)

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans serviced for others were $46,093, $52,968 and $52,127 at September 30, 2002, 2001 and 2000, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing and included in demand deposits were $260 and $298 at September 30, 2002 and 2001, respectively.

Capitalized mortgage servicing rights and excess servicing receivables are summarized as follows:

                                                    Years Ended September 30,
                                                    -------------------------
                                                      2002     2001     2000
                                                     -----    -----    -----

Beginning balance, net of accumulated amortization   $ 172    $ 207    $ 253
Amounts capitalized                                     53       36       19
Amortization                                           (88)     (71)     (65)
Valuation adjustments                                   --       --       --
                                                     -----    -----    -----
Balance, end of period                               $ 137    $ 172    $ 207
                                                     =====    =====    =====

(6)      Foreclosed Real Estate (in thousands)

Net gains on foreclosed real estate, including net revenues from operations, were not material for the three years ended September 30, 2002. The Bank held foreclosed real estate at September 30, 2002 and 2001, amounting to $122 and $126.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(7)      Premises and Equipment (in thousands)

Premises and equipment are summarized as follows:

                                                       September 30,
                                                     -----------------
                                                       2002      2001
                                                     -------   -------

Land                                                 $ 1,044   $   728
Buildings, improvements and leasehold improvements     5,186     4,898
Furniture, equipment and automobiles                   4,680     4,368
                                                     -------   -------
     Total costs                                      10,910     9,994
Less accumulated depreciation                          4,905     4,555
                                                     -------   -------
     Total                                           $ 6,005   $ 5,439
                                                     =======   =======

At September 30, 2002, the Corporation was obligated under non-cancelable operating leases for office space and equipment. Net rental expense under operating leases, included in occupancy and equipment was $318, $398 and $442 for the years ended September 30, 2002, 2001 and 2000. Projected minimum lease commitments under the terms of the leases for the five year period ending September 30, 2007 are $310, $272, $272, $272 and $45, respectively.

(8)      Deposits (in thousands)

The aggregate amount of short-term jumbo CDs, each with a minimum denomination of one hundred thousand dollars was $62,600 and $64,287 in 2002 and 2001, respectively.

Interest expense is summarized as follows:

                                                         September 30,
                                                   ---------------------------
                                                    2002      2001      2000
                                                   -------   -------   -------

Savings accounts                                   $ 1,585   $ 3,491   $ 3,110
Demand deposits                                        411       266       259
Certificates of deposit                              9,482    11,069     8,239
                                                   -------   -------   -------
                                                   $11,478   $14,826   $11,608
                                                   =======   =======   =======

Accrued interest payable on total deposits was $2,061 and $2,728 at September 30, 2002 and 2001, respectively.

Non-interest bearing demand deposits amounted to $26,387, $20,797 and $16,124 for the years ended September 30, 2002, 2001 and 2000, respectively.

At September 30, 2002, the scheduled maturities of certificates of deposit are as follows:

                    Years Ending September 30,
                    --------------------------

            2003                               $  162,985
            2004                                   33,550
            2005                                   23,561
            2006                                    3,651
            2007 and thereafter                     6,453
                                               ----------
                                               $  230,200
                                               ==========

The Bank held deposits of approximately $548 for related parties at September 30, 2002.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(9)      Federal Home Loan Bank Borrowings (in thousands)

Borrowings by the Bank from the Federal Home Loan Bank of Des Moines are summarized as follows:

                                                    September 30,
                                    --------------------------------------------
                                         2002                    2001
                                    ---------------------   --------------------
Fiscal Year of Maturity - Advances
----------------------------------              Weighted                Weighted
                                       Amount     Rate         Amount     Rate
                                    ----------  --------    ---------   -------
2002                                                  - %     25,500      6.41 %
2003                                   10,000      6.53       10,000      6.53
2004                                   21,000      5.30       16,000      5.83
2005                                        -         -            -         -
2006                                    5,000      4.93        5,000      4.93
2007 and thereafter                    62,000      5.55       57,000      5.59
                                    ----------  --------    ---------   -------
     Total                          $  98,000      5.56 %   $113,500      5.88 %
                                    ==========  ========    =========   =======

Prepayment penalties will be incurred if the advances are paid prior to their maturity date.

At September 30, 2002, borrowed funds are collateralized by stock in the FHLB, loans with carrying value of $69,280 and debt and mortgage-backed securities with carrying values of $47,389 under a collateral agreement.

(10)     Employee and Stock Benefit Plans (in thousands except shares)

Salary Continuation Plans
The Bank has adopted insured salary continuation plans for the benefit of selected members of management by providing them with retirement and death benefits. The estimated liability under the agreements is charged to income over the expected remaining years of employment. The Bank's policy is to fund the costs accrued with insurance contracts. Salary continuation expense amounted to $277, $135 and $126 for the three years ended September 30, 2002, respectively.

Deferred Compensation 401(k) Plans
The Corporation provides 401(k) plans that cover substantially all employees meeting age and length of service requirements. The plan maintained by the Bank covers employees of both the Bank and the Agency. Employees participating in this plan are eligible to contribute up to 15% of their annual compensation. The plan maintained by HMC for the benefit of its employees also provides for employee contribution up to 15% of their annual compensation. Both plans provide for discretionary contributions by the employers, which are allocated to the participants' accounts in proportion to employee contributions. The Corporation made no discretionary contributions to these plans for the three years ended September 30, 2002.

Supplemental Life Insurance
In addition to group term insurance benefits provided to substantially all employees, the Bank maintains investments in insurance policies that provide either split dollar or survivor benefits for certain key employees.

Self Insurance
The Corporation has a self-insured health plan for all its employees. The Corporation has purchased stop loss insurance to supplement the health plan, which will reimburse the Corporation for individual claims in excess of $35,000 annually or aggregate claims exceeding $473,300 annually.

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

A summary of the ESOP share allocation is as follows:

                                                     September 30,
                                            --------------------------------
                                              2002        2001        2000
                                            --------    --------    --------

Shares allocated, beginning of year          268,857     232,885     196,919
Shares allocated during year                  35,972      35,972      35,972
Unreleased shares                             54,891      90,863     126,829
                                            --------    --------    --------
Total ESOP                                   359,720     359,720     359,720

Fair value of unreleased shares             $  1,087    $  1,481    $  1,585
Amount charged to expense                   $    214    $    406    $    323
Dividend used for debt reduction            $    340    $    164    $    171

Management Stock Plan
The Bank established the Management Stock Plan (MSP) for key officers during the year ended September 30, 1995. Following shareholder approval of the MSP in January 1995, the Bank purchased 179,860 shares of the Corporation's common stock in the open market at $10.59 per share to be awarded to officers in accordance with the provisions of the MSP. The cost of the shares awarded under these plans is recorded as unearned compensation, a contra-equity account, and is recognized as an expense in accordance with the vesting requirements defined by the MSP. For each of the three fiscal years ended September 30, 2002, 2001 and 2000, the amount included in compensation expense related to the MSP was $5, $5 and $73, respectively.

The following summarizes the activity in the MSP for the three years ended September 30, 2002:

                                            Unawarded            Awarded
                                             Shares              Shares
                                           -----------        -------------
            At September 30, 1999
                                                42,964              27,380
                      Vested                         -             (27,380)
                      Shares Granted            (2,000)              2,000
                                           ------------       -------------
            At September 30, 2000               40,964               2,000
                      Vested                         -               (400)
                                           ------------       -------------
            At September 30, 2001               40,964               1,600
                      Vested                         -               (400)
                                           ------------       -------------
            At September 30, 2002               40,964               1,200
                                           ============       =============

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

Director's Stock Compensation Plan
In January 1998, the shareholders of the Corporation approved a stock compensation plan for its non-employee directors. The plan granted 6,000 shares of common stock issued from treasury that vests over a four-year period, with 1,200 shares awarded in January 1998. The compensation cost associated with this plan is the fair value of the stock ($19.42/share) on the date that the plan was approved by shareholders. During the year ended September 30, 2002, 1,200 shares of the total grant were vested to the plan recipients to complete the plan. Compensation costs included in the accompanying financial statements for the fiscal years ended September 30, 2002 was $6 and $23 for September 30, 2000 and 2001.

Stock Option Plans
The Corporation maintains the 1994 stock option plan, approved by the Corporation's stockholders on January 17, 1995 (the 1994 Plan); and the 1998 stock option plan, approved by the Corporation's stockholders on January 20, 1998 (the 1998 Plan). These plans permit the granting of stock options, with an exercise price equal to the fair value of the Corporation's stock on the date of the option grant. All options granted under these plans may be exercised over a ten-year period beginning on the date the option is granted. Awards made under the Plans may be incentive stock plans (ISO's) as defined by Section 422 of the Internal Revenue Code or options that do not qualify. Those options granted that qualify as ISO's are generally exercisable on the date of the grant while those not qualifying (non-incentive stock options granted to executives and directors of the Corporation) vest over 3-5 years. The following summarizes the activity in the two Plans for the three years ended September 30, 2002:

                                 Shares Available     Options Shares     Weighted Average
                                   for Grant           Outstanding        Exercise Price
                                   ---------           -----------        --------------
At September 30, 1999                  79,894            486,993           $   13.40
           Granted                    (32,187)            32,187               23.30
           Exercised                       --             (3,600)              19.42
           Cancelled                    2,995             (2,995)              19.13
                                     --------           --------           ---------
At September 30, 2000                  50,702            512,585               13.33
           Granted                    (21,937)            21,937               16.05
           Exercised                       --            (93,087)              15.42
        Cancelled                       1,550             (1,550)              17.46
                                     --------           --------           ---------
At September 30, 2001                  30,315            439,885               13.59
           Granted                     (2,500)             2,500               16.05
           Exercised                       --            (81,375)              18.28
           Cancelled                    1,944             (1,944)              17.40
                                     --------           --------           ---------
At September 30, 2002                  29,759            359,066           $   14.67
                                     ========           ========           =========

Shares available for future grants
           1994 Plan                    8,987
           1998 Plan                   20,772

       The following table summarizes the information about stock options outstanding at September 30, 2002:

--------------------------------------------------------------------------------
              Options Outstanding                        Options Exercisable
--------------------------------------------------------------------------------
                                  Weighted average
    Exercise         Number     remaining contractual
     Price        Outstanding        life in years       Price        Number
-----------------------------------------------------   ------------------------
   $   9.500          105,694            3.0           $ 9.500        105,694
      19.125           98,924            6.3            19.125         98,924
      16.050            2,500            9.0            16.050          2,500
      19.250           30,000            6.7            19.250         30,000
      15.000           37,000            7.2            15.000         27,000
      14.750           18,087            7.2            14.750         18,087
      12.375           19,237            8.0            12.375         19,237
      12.375           20,637            9.0            12.375         20,637
      12.125            6,000            9.0            12.125          2,000
      16.050           20,987            8.0            16.050         20,987
                --------------                                 ---------------
                      359,066                                         345,066
                ==============                                 ===============

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

                                                 Years Ended September 30,
                                              --------------------------------
                                               2002         2001        2000
                                              -------     -------     --------
Net Income
           As reported                        $ 6,032     $ 3,733     $ 3,504
           Pro forma                            5,984       3,518       3,371
Earnings per common share
           As reported
                  Basic                       $  2.77     $  1.68     $  1.46
                  Diluted                        2.63        1.61        1.43
           Pro forma
                  Basic                       $  2.75     $  1.58     $  1.41
                  Diluted                        2.60        1.52        1.38


The above disclosed pro-forma effect of applying SFAS No. 123 to compensation costs may not be representative of the effects on reported pro-forma net income for future years.

The fair value for each option grant is estimated on the date of the grant using the Black Scholes Model. The Model incorporates the following assumptions for the grants:

                                                                      Years Ended September 30,
                                                               --------------------------------------
                                                                   2002          2001       2000
                                                               --------------------------------------

Risk free interest rate                                               4.63%         4.85%       5.45%
Expected life                                                     10 years      10 years    10 years
Expected volatility                                                  44.00%        27.00%      26.00%
Expected dividends                                                    8.00          7.00        4.00
Weighted average fair value per share of the option granted      $    7.20     $    7.16   $    7.00

(11)     Income Taxes (in thousands)

The Corporation files a consolidated federal income tax return. The Corporation and its subsidiaries entered into a tax sharing agreement that provides for the allocation and payment of federal and state income taxes. The provision for income taxes of each corporation is computed on a separate company basis, subject to certain adjustments. Income tax expense (benefit) is summarized as follows:

                                                      September 30,
                                               -----------------------------
                                                 2002       2001       2000
                                               -------    -------    -------
Current
  Federal                                      $ 3,176    $ 2,313    $ 1,565
  State                                          1,027        749        509
                                               -------    -------    -------
     Subtotal                                    4,203      3,062      2,074
Deferred
  Federal                                         (207)      (509)       132
  State                                            (69)      (169)        44
                                               -------    -------    -------
      Subtotal                                    (276)      (678)       176
                                               -------    -------    -------
         Total income tax provision            $ 3,927    $ 2,384    $ 2,250
                                               =======    =======    =======

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

                                                        September 30,
                                                       ---------------
                                                        2002     2001
                                                       ------   ------
Deferred tax assets:
      Deferred compensation                            $  686   $  573
      Deferred net loan fees                              166       99
      Securities unrealized loss                           41      222
      Intangible assets                                     4       --
      Section 475 "For Sale Assets"                       143       --
      Allowance for loan losses                           681      666
                                                       ------   ------
           Subtotal                                     1,721    1,560
      Less:  Valuation allowance                          193      203
                                                       ------   ------
                        Total                           1,528    1,357
Deferred tax liabilities:
      FHLB Stock                                          193      193
      Tax bad debt reserve                                 85      128
      Premises and equipment                              571      427
      Installment obligation sale of former building       26       26
      Mortgage servicing rights                            42       49
      Discount on loans                                    --        2
      Section 475 "For Sale Assets"                        --       27
                                                       ------   ------
                        Total                             917      852
                                                       ------   ------
Net deferred tax asset                                 $  611   $  505
                                                       ======   ======


A valuation allowance was established to reduce the deferred tax asset related to the unrealized loss on equity securities because management is uncertain if it will be realized. The Corporation has paid sufficient taxes in prior carryback years, which will enable it to recover the balance of the net deferred tax assets. Therefore, no additional valuation allowance was required at September 30, 2002 and 2001.

The actual income tax expense varied from the expected tax expense (computed by applying the United States Federal Corporate income tax rate of 34 percent to earnings before income taxes) as follows:

                                                    Years Ended September 30,
                                                 -----------------------------
                                                   2002       2001       2000
                                                 -------    -------    -------
Computed "expected" tax expense                  $ 3,386    $ 2,080    $ 1,956
State income taxes, net of federal tax benefit       633        383        365
Other, net                                           (92)       (79)       (71)
                                                 -------    -------    -------
Total income tax provision                       $ 3,927    $ 2,384    $ 2,250
                                                 =======    =======    =======


Retained earnings at September 30, 2002 include $6,492 of which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only that arose in tax years beginning before September 30, 1988, (that is the base year amount). Reduction of the amount, so allocated for purposes other than tax bad debt losses or adjustments arising from this carryback of net operating losses, would create income for tax purposes only. This would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,600 at September 30, 2002.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(12)     Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                                For the Years ended
                                                                    September 30,
                                                     ------------------------------------
                                                           2002         2001         2000
                                                     ------------------------------------
Numerator:
   Net income - Numerator for basic earnings
      per share and diluted earnings per share--
      income available to common stockholders        $6,032,000   $3,733,000   $3,504,000
                                                      ===================================
Denominator:
   Denominator for basic earnings per share--
      weighted-average shares                         2,179,824    2,220,067    2,395,287

   Effect of dilutive securities:
      Stock - based compensation plans                  117,431       96,546       56,224
                                                     ------------------------------------
      Denominator for diluted earnings per share--
         adjusted weighted-average shares and
         assumed conversions                          2,297,255    2,316,613    2,451,511
                                                      ===================================
Basic earnings per share                             $     2.77   $     1.68   $     1.46
Diluted earnings per share                           $     2.63   $     1.61   $     1.43

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

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of tangible and Tier 1 capital (as defined) to adjusted total assets (as defined). Management believes that, as of September 30, 2002, the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2002, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual regulatory capital amounts, with reconciliation to the Corporation's investment in the Bank determined in accordance with U.S. Generally Accepted Accounting Principles (GAAP), and ratios are also presented in the table below.

                                                                                                                To Be Well
                                                                                                            Capitalized Under
                                                                                     For Capital            Prompt Corrective
                                                              Actual              Adequacy Purposes         Action Provisions
                                                      ------------------------ ------------------------- -------------------------
GAAP capital, September 30, 2002                          $  43,555
Add:  Unrealized gains on debt
        securities held for sale                              (210)
Less:  Goodwill                                             (4,499)
                                                      --------------
Tangible equity capital and ratio to
        adjusted total assets                             $  38,846      7.4%        $  7,882      1.5%      $  10,510       2.0%
                                                      ------------------------ ------------------------- -------------------------
Tier 1 (Core) capital and ratio to
        adjusted total assets                             $  38,846      7.4%       $  21,020      4.0%      $  26,275       5.0%
                                                      ------------------------ ------------------------- -------------------------
Total risk based capital and ratio to
        risk weighted assets                              $  38,846     10.8%       $  14,365      4.0%      $  21,548       6.0%
                                                                    ---------- ------------------------- -------------------------
Tier 2 risk based capital, net adjustment                     1,681
                                                      --------------
Total risk based capital and ratio to risk
       weighted assets, September 30 , 2002               $  40,527     11.3%       $  28,730      8.0%      $  35,913      10.0%
                                                      ======================== ========================= =========================

                                                                                                                To Be Well
                                                                                                            Capitalized Under
                                                                                     For Capital            Prompt Corrective
                                                              Actual              Adequacy Purposes         Action Provisions
                                                      ------------------------ ------------------------- -------------------------
GAAP capital, September 30, 2001                          $  39,032
Add:  Unrealized losses on debt
        securities held for sale                                 40
Less:  Goodwill                                             (2,010)
                                                      --------------
Tangible equity capital and ratio to
        adjusted total assets                             $  37,062      7.9%        $  7,035      1.5%       $  9,380       2.0%
                                                      ------------------------ ------------------------- -------------------------
Tier 1 (Core) capital and ratio to
        adjusted total assets                             $  37,062      7.9%       $  18,761      4.0%      $  23,451       5.0%
                                                      ------------------------ ------------------------- -------------------------
Total risk based capital and ratio to
        risk weighted assets                              $  37,062     10.8%       $  13,156      4.0%      $  19,734       6.0%
                                                                    ---------- ------------------------- -------------------------
Tier 2 risk based capital, net adjustment                       130
                                                      --------------
Total risk based capital and ratio to risk
       weighted assets, September 30 , 2001               $  37,192     10.8%       $  26,312      8.0%      $  32,890      10.0%
                                                      ======================== ========================= =========================


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

(15)     Concentration of Credit Risk (in thousands)

The Corporation is primarily engaged in originating mortgage, consumer and business loans in the Minnesota counties of McLeod, Dakota, Meeker, Wright, Carver, Washington, Benton, Sherburne, Stearns and Sibley. The Bank offers fixed and adjustable rates of interest on these loans that have amortization terms ranging up to thirty years. In addition, the Bank has expanded residential construction lending in recent years and currently does business in 44 states. The following table indicates the percentage of construction loans outstanding by state.

                                                           % OF TOTAL
                   STATE                                   OUTSTANDING
               --------------------------------------------------------

               Minnesota                                         37.7%
               Wisconsin                                         14.7%
               Michigan                                           6.5%
               Colorado                                           5.0%
               40 Other States                              5% or less


The Corporation had cash on deposit in a financial institution in excess of Federal deposit insurance limits of approximately $10,918 at September 30, 2002.

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

A summary of the notional amounts of the Corporation's financial instruments at September 30, 2002 follows:

            Commitments to extend credit               $   63,889
            Standby letters of credit                         156
            Commitments to sell loans                      51,299


The carrying value and fair value of the Corporation's financial assets and financial liabilities are as follows:

                                                              September 30,
                                                      2002                    2001
                                         ----------------------------------------------------
                                              Carrying       Fair       Carrying       Fair
                                               Value        Value         Value       Value
                                         ----------------------------------------------------
Financial Assets:
Cash & cash equivalents                      $  14,615    $ 14,615     $  12,594    $ 12,594
Investment securities                           30,418      31,121        33,421      33,491
Mortgage-backed and related securities          49,875      49,920        53,212      53,067
Loans held for sale                             29,242      29,242        12,082      12,082
Loans receivable, net                          382,690     385,138       340,484     343,404
Accrued interest receivable                      4,436       4,436         4,777       4,777
Life Insurance Policies                          7,982       7,982         7,581       7,581
Financial Liabilities:
Deposits                                       381,924     385,529       312,541     309,330
Borrowings                                      98,000     106,683       113,500     115,134


(17)     Effects of New Financial Accounting Standards ( in thousands)

In June 2001, the Financial Accounting Standards Board (FASB) voted to issue Financial Accounting Standards Statement No. 141, Business Combinations and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of the Statement. The Company must adopt Statement 142 effective for the fiscal year beginning October 1, 2002. Amortization of goodwill for the years ended September 30, 2002, 2001 and 2000 was $238, $91 and $91, respectively.

Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. In the event of impairment, an impairment loss would be recognized in an amount equal to that excess. SFAS No. 142 requires a two step impairment test to identify potential goodwill impairment and measure the amount of the goodwill impairment loss to be recognized. The two step impairment test is summarized as follows:

1. Compare the fair value of the reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and no second step is required.

2. To measure the amount of impairment loss, compare the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. The impairment loss shall equal the excess of carrying value over fair value.

Goodwill was tested for impairment on October 1, 2002 and its fair value exceeded the carrying value. See also, Note 2 for a discussion of recently issued SFAS 147.

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


                        STATEMENT OF FINANCIAL CONDITION

                                                            September 30,
                                                       ---------------------
                                                          2002          2001
                                                       -------       -------
ASSETS
   Cash and cash equivalents                           $ 1,499       $ 2,188
   Investment in subsidiaries                           44,303        39,714
   Loan to Bank ESOP                                       549           909
   Other assets                                            116            81
                                                       -------       -------
        Total assets                                   $46,467       $42,892
                                                       =======       =======

LIABILITIES AND STOCKHOLDERS' EQUITY
   Other liabilities                                   $    37       $    42
   Stockholders' equity                                 46,430        42,850
                                                       -------       -------
        Total liabilities & stockholders' equity       $46,467       $42,892
                                                       =======       =======



STATEMENT OF INCOME

                                                                          Years Ended September 30,
                                                                         2002       2001       2000
                                                                       -------    -------    -------
Income:
Dividends from Bank Subsidiary                                         $ 2,000    $ 3,000    $ 6,000
Interest From:
      Bank's ESOP Plan                                                      37        105        142
      Investments                                                           17         69        133
                                                                       -------    -------    -------

                                                                         2,054      3,174      6,275
Expense:
      Non-Interest Expense                                                 473        457        400
                                                                       -------    -------    -------
Income before income taxes and equity in undistributed
  net income of subsidiaries                                             1,581      2,717      5,875
Income tax benefit                                                        (140)      (114)       (47)
                                                                       -------    -------    -------

                                                                         1,721      2,831      5,922
Equity in undistributed net income of subsidiaries                       4,311        902         --
Subsidiaries dividends received in excess of subsidiaries net income        --         --     (2,418)
                                                                       -------    -------    -------
Net income                                                             $ 6,032    $ 3,733    $ 3,504
                                                                       =======    =======    =======

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

(18)     Parent Only Condensed Financial Information- Continued (in thousands)

                             STATEMENT OF CASH FLOWS

                                                                Years Ended September 30,
                                                                2002       2001       2000
                                                              -------    -------    -------
Cash flows from operating activities:
    Net Income                                                $ 6,032    $ 3,733    $ 3,504
    Adjustments:
         Equity in undistributed net income of subsidiaries    (4,311)      (902)        --
         Subsidiaries dividends received in excess
            of subsidiaries net income                             --         --      2,418
         (Increase) decrease in other assets                       35        (69)        55
         Increase (decrease)in other liabilities                   (5)       (31)        22
         Other                                                    187        296         75
                                                              -------    -------    -------
Net cash provided by operations                                 1,938      3,027      6,074
                                                              -------    -------    -------

Cash flows from investing activities:
    Proceeds from maturities of investments                        --         --      1,570
                                                              -------    -------    -------
Net cash provided  by investing activities                         --         --      1,570
                                                              -------    -------    -------

Cash flows from financing activities:
    Payments received on ESOP bank loan                           360        360        360
    Purchases of treasury stock                                (1,496)    (2,488)    (4,947)
    Proceeds from exercise of stock options                       682        440         23
    Payments of cash dividends                                 (2,173)    (1,303)    (1,206)
                                                              -------    -------    -------
Net cash used in financing activities                          (2,627)    (2,991)    (5,770)
                                                              -------    -------    -------

Increase (decrease) in cash and cash equivalents                 (699)        36      1,874
Cash and cash equivalents:
    Beginning of year                                           2,188      2,152        278
                                                              -------    -------    -------
    End of year                                               $ 1,499    $ 2,188    $ 2,152
                                                              =======    =======    =======


(19)     Business Segments

The Corporation's operating segments are business units that offer different products and services that are marketed through different channels. Firstate Services, the Agency and FSF Financial Corporation (the "holding company") did not meet the quantitative thresholds for determining reportable segments and therefore are included in the "other" category. Management has identified the Bank's activity and HMC activity as aggregated components of a reportable business segment.

The accounting policies and the nature of business components are described in the summary of significant accounting policies (Note 1). Management evaluates segment performance based on segment profit or loss before income taxes, nonrecurring gains and losses and returns on average assets and average equity. Transfers between segments are accounted for at market value.

Due to the integration of HMC lending activity into the Bank during the current year (the two components have similar qualitative economic characteristics) results of prior periods have been reclassified to allow for comparability.

                      FSF Financial Corp. and Subsidiaries
              Notes to Consolidated Financial Statements- Continued

 (19)    Business Segments- Continued (in thousands)

                                                                                     Consolidated
                                                   Banking     Other    Eliminations    Total
                                                  -----------------------------------------------
As of and for the year ended September 30, 2002
   Interest income from external sources          $ 35,157   $     17          --    $ 35,174
   Non-interest income from external sources         8,219        756          --       8,975
   Inter-segment interest income                      --           37         (37)         --
   Interest expense                                 17,248         --          --      17,248
   Provision for loan loss                             811         --          --         811
   Depreciation and Amortization                     1,139         36          --       1,175
   Other non-interest expense                       13,934      1,060         (38)     14,956
   Income tax expense (benefit)                      4,001        (74)         --       3,927
   Net Income (loss)                                 6,244      1,788      (2,000)      6,032
   Total Assets                                    530,666     41,479     (39,985)    532,160


As of and for the year ended September 30, 2001
   Interest income from external sources          $ 35,242   $     68          --    $ 35,310
   Non-interest income from external sources         5,889        710          --       6,599
   Inter-segment interest income                        --        174        (106)         68
   Interest expense                                 21,900         --          --      21,900
   Provision for loan loss                           1,077         --          --       1,077
   Depreciation and Amortization                       734         43          --         777
   Other non-interest expense                       11,118      1,026        (106)     12,038
   Income tax expense (benefit)                      2,447        (63)         --       2,384
   Net Income (loss)                                 3,854      2,879      (3,000)      3,733
   Total Assets                                    471,467     39,676     (37,512)    473,631


As of and for the year ended September 30, 2000
   Interest income from external sources          $ 32,745   $    132          --    $ 32,877
   Non-interest income from external sources         4,146        982          --       5,128
   Inter-segment interest income                        --        143        (143)         --
   Interest expense                                 19,753         --          --      19,753
   Provision for loan loss                             216         --          --         216
   Depreciation and Amortization                       676         45          --         721
   Other non-interest expense                       10,437        964        (143)     11,258
   Income tax expense (benefit)                      2,257         (7)         --       2,250
   Net Income (loss)                                 3,551      5,953      (6,000)      3,504
   Total Assets                                    464,465     38,180     (36,130)    466,515


                  Selected Quarterly Financial Data (Unaudited)
                  For the Three Years Ended September 30, 2002

                                     First    Second     Third    Fourth
                                    Quarter   Quarter   Quarter   Quarter      Year
                                    -----------------------------------------------

Fiscal 2002
Interest income                     $ 8,825   $ 8,712   $ 8,677   $ 8,960   $35,174
Interest expense                      4,873     4,237     4,089     4,049    17,248
                                    -----------------------------------------------
Net Interest Income                   3,952     4,475     4,588     4,911    17,926
Provision for loan losses               150       275       203       183       811
Gain on sale of assets                1,348       862       887     1,176     4,273
Net income                          $ 1,530   $ 1,375   $ 1,426   $ 1,701   $ 6,032
Basic earnings per share               0.70      0.64      0.65      0.77      2.77
Diluted earnings per share             0.67      0.61      0.61      0.74      2.63
Cash dividends declared per share   $ 0.250   $ 0.250   $ 0.250   $ 0.250   $  1.00
Market range:
     High bid (1)                   $ 18.40   $ 19.78   $ 23.21   $ 22.21   $ 23.21
     Low bid (1)                    $ 15.77   $ 16.86   $ 18.94   $ 18.65   $ 15.77

                                     First    Second     Third    Fourth
                                    Quarter   Quarter   Quarter   Quarter      Year
                                    -----------------------------------------------
Fiscal 2001
Interest income                     $ 9,216   $ 9,035   $ 8,482   $ 8,577   $35,310
Interest expense                      5,913     5,759     5,186     5,042    21,900
                                    -----------------------------------------------
Net Interest Income                   3,303     3,276     3,296     3,535    13,410
Provision for loan losses                90       705        90       192     1,077
Gain on sale of assets                  372       575       769       783     2,499
Net income                          $   857   $   577   $ 1,150   $ 1,149   $ 3,733
Basic earnings per share               0.38      0.26      0.52      0.52      1.68
Diluted earnings per share             0.37      0.25      0.50      0.50      1.61
Cash dividends declared per share   $ 0.150   $ 0.150   $ 0.150   $ 0.150   $  0.60
Market range:
     High bid (1)                   $ 15.63   $ 15.38   $ 15.70   $ 17.25   $ 17.25
     Low bid (1)                    $ 12.36   $ 13.85   $ 13.91   $ 14.27   $ 12.36

                                     First    Second     Third    Fourth
                                    Quarter   Quarter   Quarter   Quarter      Year
                                    -----------------------------------------------
Fiscal 2000
Interest income                     $ 7,534   $ 7,797   $ 8,422   $ 9,124   $32,877
Interest expense                      4,386     4,626     5,054     5,687    19,753
                                    -----------------------------------------------
Net Interest Income                   3,148     3,171     3,368     3,437    13,124
Provision for loan losses                54        54        54        54       216
Gain on sale of assets                  346       246       246       359     1,197
Net income                          $   821   $   856   $   954   $   873   $ 3,504
Basic earnings per share               0.32      0.35      0.41      0.39      1.46
Diluted earnings per share             0.31      0.35      0.40      0.38      1.43
Cash dividends declared per share   $ 0.125   $ 0.125   $ 0.125   $ 0.125   $  0.50
Market range:
     High bid (1)                   $ 12.38   $ 12.38   $ 13.00   $ 12.63   $ 13.00
     Low bid (1)                    $ 11.81   $ 10.50   $ 10.45   $ 11.88   $ 10.50

--------------------------------------------------------------------------------
(1) As reported by the Nasdaq Stock Market. Such over the counter quotations do not reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.